2009 Annual Report





IT'S COMING TOGETHER

STONE ENERGY

Stone Energy Corporation is an independent oil and natural gas exploration and production company headquartered in Lafayette, Louisiana, with additional offices in Houston, Texas and Morgantown, West Virginia. Our business strategy is to increase shareholder value through the acquisition, exploration and development of oil and natural gas in mature and emerging fields. Stone currently operates primarily in the Gulf of Mexico and onshore Louisiana. Stone is also active in the Appalachia region, targeting the Marcellus Shale. Additionally, Stone holds interests in the Rocky Mountain region.

SUMMARY FINANCIAL AND RESERVE DATA

(In thousands, except per share data)

Year Ended December 31,	2009	2008	2007	2006	2005
Oil and gas revenues	$ 711,295	$ 797,715	$ 753,252	$ 686,300	$ 636,240
Income (loss) from operations	(307,712)	(1,505,038)	285,540	(365,249)	232,467
Net income (loss)	(211,708)*	(1,137,231)**	181,436	(254,222)***	136,764
Basic earnings (loss) per common share	$ (4.82)	$ (35.58)	$ 6.50	$ (9.29)	$ 5.01
Diluted earnings (loss) per common share	(4.82)	(35.58)	6.49	(9.29)	5.01
Weighted average shares outstanding (basic)	43,953	31,961	27,612	27,366	26,951
Weighted average shares outstanding (diluted)	43,953	31,961	27,723	27,366	27,244
Net cash provided by operating activities	$ 507,787	$ 522,478	$ 465,158	$ 399,035	$ 461,213
Net cash provided by (used in) investing activities	(316,079)	(1,357,907)	344,812	(660,456)	(499,932)
Net cash provided by (used in) financing activities	(190,552)	428,440	(393,706)	240,575	94,170
Total assets	$1,454,242	$2,106,003	$1,889,603	$2,128,471	$2,140,317
Long-term debt	575,000	825,000	400,000	797,000	563,000
Stockholders' equity	341,950	587,092	885,802	711,640	944,123
Oil and condensate reserves (MBbls)	32,336	36,564	31,586	41,360	41,509
Gas reserves (MMcf)	216,694	299,554	213,083	342,782	344,088
Total proved reserves (MMcfe)	410,711	518,935	402,598	590,942	593,142

* Includes an after-tax charge of $328 million due to a ceiling test write-down.
** Includes an after-tax charge of $851 million due to a ceiling test write-down and $466 million goodwill impairment.
*** Includes an after-tax charge of $331 million due to a ceiling test write-down.

HIGHLIGHTED ACTIVITIES



- Garden Banks 293 Pyrenees Rig (15% Working Interest)
- Mississippi Canyon 109 Amberjack Platform
- Marcellus Shale Play (Stang No. 1 Well in Susquehanna County, PA)

DEAR SHAREHOLDERS,

Stone Energy had a challenging but rewarding year in 2009. During the year, Stone experienced two distinct and very different business climates. The beginning of the year started with residual deferred production from the 2008 hurricanes, weak commodity prices and even weaker financial markets. Later in the year, production was restored and the business environment returned to a more normal and stable state. Our theme for the year was "Survive then Thrive."

We focused the first part of the year on "Surviving", which meant maintaining cash flow by increasing production and decreasing costs, improving liquidity and strengthening our balance sheet. Our capital expenditure program was restricted and our drilling efforts were aimed at boosting production by drilling proved reserves in lieu of exploring for new reserves. Cash on hand, cash flow generation and bank revolver availability were the key objectives for the first half of the year.

We actively managed our cash position and steered through the worldwide financial meltdown. We took advantage of the steep drop in commodity prices and unwound a significant portion of our hedge position in March, netting $113 million in cash. Throughout the year, we achieved a total gain from our hedges of $171 million. We also created additional liquidity with a settlement of hurricane insurance claims and the issuance of $64 million of equity in June. We paid down $250 million of debt, reducing it from $825 million at the beginning of the year to $575 million at the end of the year.

Operationally, we grew production from 175 MMcfe per day the previous year to 215 MMcfe per day in 2009. We retained a balance of roughly 50% oil and 50% gas in our production profile. Concurrent with growing production, we significantly reduced lease operating expenses in 2009, which was a major accomplishment. We also completed a proactive program to reduce potential damage from future hurricanes by targeting our "most at risk" platforms and eliminating 157 idle wells and 8 idle structures. This effort should reduce future insurance, repair and abandonment costs.

By the second part of the year, we had overcome most of the financial challenges and were in a position to turn our efforts to the "Thrive" part of our mantra. We reinitiated our efforts to begin growing again and made progress along a number of fronts that should position us well for the future.

We began executing our oil development drilling plans in the Gulf of Mexico, furthered our efforts in maturing our deep water and deep shelf portfolios, and also expanded our acreage acquisition and drilling programs in the Appalachian Marcellus Shale.

We secured a platform rig for our Amberjack platform at Mississippi Canyon 109, which is our most important field. In the fourth quarter, the rig was safely installed, then after a successful recompletion, we commenced our 2010 drilling program. This program should help us maintain production and cash flow during 2010.

This year, we also made our first deep water discovery. The successful drilling in 2009 of the Pyrenees prospect was encouraging to our deep water efforts. We continue to high grade our deep water prospects and expect to market some Stone-operated prospects in the coming year.

We are also maturing several deep shelf prospects, given the recent industry successes in this play. In 2009, we contributed acreage and retained a small interest in a key prospective well. We expect to be drilling in this developing deep shelf play in 2010. Our large conventional shelf acreage position provides us with a valuable option to participate in this play for years to come.

Late in the year, we confirmed the viability of much of our Marcellus acreage in Appalachia by the drilling of six vertical wells. The results of our 2009 efforts positioned us to drill over a dozen horizontal wells in 2010 and will play an important part in growing our reserves in the future. We continued to assemble acreage in 2009 and executed small acquisitions to enhance our land position. We currently hold over 40,000 net acres in Appalachia and hope to increase this figure during 2010.

The pieces are coming together. We believe that our Gulf of Mexico shelf properties will provide us with the production and cash flow to fund our growth in Appalachia and the deep water and deep shelf. We have the balance sheet to begin executing this strategy. Our employees are excited about our opportunities and are aligned with shareholders for success. We appreciate your confidence and look forward to the upcoming year.



"The pieces are coming together. ...our Gulf of Mexico shelf properties will provide us with the production and cash flow to fund our growth in Appalachia and the deep water and deep shelf."

Regards,



David H. Welch
President and Chief Executive Officer

BOARD OF DIRECTORS



Robert A. Bernhard [1, 4]
Consultant



Lt. Gen. George R. Christmas (Ret.) [2, 4]
Marine Corps Heritage Foundation
President and Chief Executive Officer



B. J. Duplantis [2, 3, 4]
Gordon, Arata, McCollam, Duplantis & Eagan
Senior Partner



Peter D. Kinnear [1, 2, 4]
FMC Technologies, Inc.
Chief Executive Officer and Chairman of the Board



John P. Laborde [2, 3, 4]
Tidewater Inc.
Retired Chairman Emeritus



*Richard A. Pattarozzi [3, 4]
Shell Oil Company
Former Vice President



Donald E. Powell [1, 4]
FDIC
Former Chairman



Kay G. Priestly [1, 3, 4]
Rio Tinto
Chief Financial Officer – Copper



David R. Voelker [1, 2, 4]
Frantzen, Voelker and Conway Investments, LLC
Owner



David H. Welch
Stone Energy Corporation
President and Chief Executive Officer

*Chairman of the Board (Non-Executive)

1 Audit Committee
2 Compensation Committee
3 Reserves Committee
4 Nominating and Governance Committee

SENIOR MANAGEMENT



Kenneth H. Beer
Senior Vice President – Chief Financial Officer



Andrew L. Gates III
Senior Vice President – General Counsel & Secretary



E. J. Louviere
Senior Vice President – Land



J. Kent Pierret
Senior Vice President – Chief Accounting Officer & Treasurer



Richard L. Smith
Senior Vice President – Exploration & Business Development



Jerome F. Wenzel, Jr.
Senior Vice President – Operations/Exploitation



Florence M. Ziegler
Vice President – Human Resources & Administration

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2009
or
[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _______ to _______
Commission File Number: 1-12074

STONE ENERGY CORPORATION

(Exact name of registrant as specified in its charter)

State or other jurisdiction of incorporation or organization: Delaware   I.R.S. Employer Identification No. 72-1235413

625 E. Kaliste Saloom Road
Lafayette, Louisiana   70508
(Address of principal executive offices)   (Zip Code)
Registrant's telephone number, including area code: (337) 237-0410

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, Par Value $.01 Per Share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [X]Yes [ ] No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
[ ] Yes [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [ ] Yes [ ] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]   Accelerated filer [X]
Non-accelerated filer [ ]   Smaller reporting company [ ]
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). [ ] Yes [X] No

The aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $312,023,102 as of June 30, 2009 (based on the last reported sale price of such stock on the New York Stock Exchange Composite Tape on that day).

As of February 22, 2010, the registrant had outstanding 48,462,625 shares of Common Stock, par value $.01 per share.

Documents incorporated by reference: Portions of the Definitive Proxy Statement of Stone Energy Corporation relating to the Annual Meeting of Stockholders to be held on May 21, 2010 are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

PART I

This section highlights information that is discussed in more detail in the remainder of the document. Throughout this document we make statements that are classified as "forward-looking." Please refer to the "Forward-Looking Statements" section beginning on page 7 of this document for an explanation of these types of statements. We use the terms "Stone", "Stone Energy", "company", "we", "us" and "our" to refer to Stone Energy Corporation and its consolidated subsidiaries. Certain terms relating to the oil and gas industry are defined in "Glossary of Certain Industry Terms", which begins on page G-1 of this Form 10-K.

ITEM 1. BUSINESS

The Company

Stone Energy is an independent oil and natural gas company engaged in the acquisition, exploration, exploitation, development and operation of oil and gas properties located primarily in the Gulf of Mexico ("GOM"). More recently, we have made strategic investments in the deep water and deep shelf GOM, which we have targeted as important exploration areas. We are also active in the Appalachia region, where we have established a significant acreage position in the Marcellus Shale. As of December 31, 2009, our estimated proved oil and natural gas reserves were approximately 410.7 Bcfe. We were incorporated in 1993 as a Delaware corporation. Our corporate headquarters are located at 625 E. Kaliste Saloom Road, Lafayette, Louisiana.

Strategy and Operational Overview

Our business strategy is to increase production, cash flow and reserves through the acquisition, exploration, exploitation, development and operation of properties located offshore on the GOM shelf, in the deep water GOM and onshore in the Appalachia region. We plan to utilize cash flow from our producing GOM shelf properties to fund exploration and development of higher impact properties in the deep water and deep shelf GOM and lower risk repeatable drilling opportunities in Appalachia.

Gulf of Mexico — Conventional Shelf (Including Onshore Louisiana)

Our conventional shelf strategy is to apply the latest geophysical interpretation tools to identify underdeveloped properties and the latest production techniques to increase production attributable to these properties. Prior to acquiring a property, we perform a thorough geological, geophysical and engineering analysis of the property to formulate a comprehensive development plan. We also employ our extensive technical database, which includes both 3-Dimensional and 4-Component seismic data. After we acquire a property, we seek to increase cash flow from existing reserves and establish additional proved reserves through the drilling of new wells, workovers and recompletions of existing wells and the application of other techniques designed to increase production.

Gulf of Mexico — Deep Water/ Deep Shelf

We believe that the deep water of the GOM is an important exploration area, even though it involves high risk, high costs and substantial lead time to develop infrastructure. We have made a significant investment in seismic data and leasehold interests and have assembled a technical team with prior geological, geophysical and engineering experience in the deep water arena to evaluate potential opportunities.

Our current property base also contains multiple deep shelf exploration opportunities in the GOM, which are defined as prospects below 15,000 feet. The deep shelf presents higher risk with high potential opportunities usually with existing infrastructure, which shortens the lead time to production.

Appalachia

During 2006, we began securing leasehold interests in the Appalachia regions of Pennsylvania and West Virginia. As of February 25, 2010, we have secured leasehold interests in approximately 42,000 net acres and have six vertical wells that are currently on production and another eight wells that are in various stages of drilling or completion waiting on hook-up. We expect to add leasehold interests and drill additional horizontal and vertical wells to further expand our interests in Appalachia.

Rocky Mountain Region

On June 29, 2007, we completed the sale of substantially all of our Rocky Mountain Region properties and related assets to Newfield Exploration Company. We maintain working interests in several undeveloped plays in the Rocky Mountain Region, which totaled approximately 81,000 net acres as of February 25, 2010.

Oil and Gas Marketing

Our oil and natural gas production is sold at current market prices under short-term contracts. Shell Trading (US) Company, Conoco, Inc., Sequent Energy Management LP and Hess Corporation, each accounted for between 11% - 34% of our oil and natural gas revenue generated during the year ended December 31, 2009. No other purchaser accounted for 10% or more of our total oil and natural gas revenue during 2009. We do not believe that the loss of any of our major purchasers would result in a material adverse effect on our ability to market future oil and gas production. From time to time, we may enter into transactions that hedge the price of oil and natural gas. See **"Item 7A. Quantitative and Qualitative Disclosures About Market Risk – Commodity Price Risk."**

Competition and Markets

Competition in the Gulf Coast Basin, the deep water and deep shelf GOM and the Appalachia region is intense, particularly with respect to the acquisition of producing properties and undeveloped acreage. We compete with major oil and gas companies and other independent producers of varying sizes, all of which are engaged in the acquisition of properties and the exploration and development of such properties. Many of our competitors have financial resources and exploration and development budgets that are substantially greater than ours, which may adversely affect our ability to compete. See **"Item 1A. Risk Factors – Competition within our industry may adversely affect our operations."**

The availability of a ready market for and the price of any hydrocarbons produced will depend on many factors beyond our control, including but not limited to the amount of domestic production and imports of foreign oil and liquefied natural gas, the marketing of competitive fuels, the proximity and capacity of oil and natural gas pipelines, the availability of transportation and other market facilities, the demand for hydrocarbons, the effect of federal and state regulation of allowable rates of production, taxation and the conduct of drilling operations, and federal regulation of oil and natural gas. In addition, the restructuring of the natural gas pipeline industry eliminated the gas purchasing activity of traditional interstate gas transmission pipeline buyers. Producers of natural gas have therefore been required to develop new markets among gas marketing companies, end users of natural gas and local distribution companies. All of these factors, together with economic factors in the marketing arena, generally may affect the supply of and/or demand for oil and natural gas and thus the prices available for sales of oil and natural gas.

Regulation

Our oil and gas operations are subject to various U.S. federal, state and local laws and regulations.

Various aspects of our oil and natural gas operations are regulated by administrative agencies of the states where we conduct operations and by certain agencies of the federal government for operations on federal leases. All of the jurisdictions in which we own or operate producing oil and natural gas properties have statutory provisions regulating the exploration for and production of oil and natural gas, including provisions requiring permits for the drilling of wells and maintaining bonding requirements in order to drill or operate wells, and provisions relating to the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, and the abandonment of wells. Our operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units and the number of wells that may be drilled in an area and the unitization or pooling of oil and natural gas properties. In this regard, some states can order the pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases. In addition, state conservation laws establish maximum rates of production from oil and natural gas wells, generally prohibit the venting or flaring of natural gas, and impose certain requirements regarding the ratability or fair apportionment of production from fields and individual wells.

Certain operations that we conduct are on federal oil and gas leases, which are administered by the Bureau of Land Management (the "BLM") and the Minerals Management Service (the "MMS"). These leases contain relatively standardized terms and require compliance with detailed BLM and MMS regulations and orders pursuant to various federal laws, including the Outer Continental Shelf Lands Act (the "OCSLA") (which are subject to change by the applicable agency). Many onshore leases contain stipulations limiting activities that may be conducted on the lease. Some stipulations are unique to particular geographic areas and may limit the times during which activities on the lease may be conducted, the manner in which certain activities may be conducted or, in some cases, may ban any surface activity. For offshore operations, lessees must obtain MMS approval for exploration, development and production plans prior to the commencement of such operations. In addition to permits required from other agencies (such as the U.S. Environmental Protection Agency), lessees must obtain a permit from the BLM or the MMS, as applicable, prior to the commencement of drilling, and comply with regulations governing, among other things, engineering and construction specifications for production facilities, safety procedures, plugging and abandonment of wells on the Outer Continental Shelf (the "OCS") of the GOM, calculation of royalty payments and the valuation of production for this purpose, and removal of facilities. To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees post substantial bonds or other acceptable assurances that such obligations will be met, unless the MMS exempts the lessee from such obligations. The cost of such bonds or other surety can be substantial, and we can provide no assurance that we can continue to obtain bonds or other surety in all cases. Under certain circumstances, the BLM or MMS, as applicable, may require our operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect our financial condition and operations.

In 2005, the U.S. Congress enacted the Energy Policy Act of 2005 ("EPAct 2005"). Among other matters, EPAct 2005 amends the Natural Gas Act ("NGA") to make it unlawful for "any entity", including otherwise non-jurisdictional producers such as Stone Energy, to use any deceptive or manipulative device or contrivance in connection with the purchase or sale of natural gas or the purchase or sale of transportation services subject to regulation by the Federal Energy Regulatory Commission ("FERC"), in contravention of rules prescribed by the FERC. In 2006, the FERC issued rules implementing this provision. The rules make it unlawful in connection with the purchase or sale of natural gas subject to the jurisdiction of the FERC, or the purchase or sale of transportation services subject to the jurisdiction of the FERC, for any entity, directly or indirectly, to use or employ any device, scheme or artifice to defraud; to make any untrue statement of material fact or omit to make any such statement necessary to make the statements made not misleading; or to engage in any act or practice that operates as a fraud or deceit upon any person. EPAct 2005 also gives the FERC authority to impose civil penalties for violations of the NGA up to $1,000,000 per day per violation. The new anti-manipulation rule does not apply to activities that relate only to intrastate or other non-jurisdictional sales or gathering, but does apply to activities of otherwise non-jurisdictional entities to the extent the activities are conducted "in connection with" gas sales, purchases or transportation subject to FERC jurisdiction. It therefore reflects a significant expansion of the FERC's enforcement authority. Stone Energy does not anticipate it will be affected any differently than other producers of natural gas.

In 2007, the FERC issued rules requiring that any market participant, including a producer such as Stone Energy, that engages in sales for resale or purchases for resale of natural gas that equal or exceed 2.2 million MMBtus during a calendar year to annually report such sales or purchases to the FERC, beginning on May 1, 2009. These rules are intended to increase the transparency of the wholesale natural gas markets and to assist the FERC in monitoring such markets and in detecting market manipulation. In 2008 the FERC issued its order on rehearing which largely approved the existing rules, except the FERC exempted from the reporting requirement certain types of purchases and sales, including purchases and sales of unprocessed gas and bundled sales of gas made pursuant to state regulated retail tariffs. Also, the FERC clarified that other end use purchases and sales are not exempt from the reporting requirements. The monitoring and reporting required by these rules have increased our administrative costs. Stone Energy does not anticipate it will be affected any differently than other producers of natural gas.

Our sales of natural gas are affected by the availability, terms and cost of transportation. The price and terms for access to pipeline transportation are subject to extensive regulation. In recent years, the FERC has undertaken various initiatives to increase competition within the natural gas industry. As a result of initiatives like FERC Order No. 636, issued in April 1992, the interstate natural gas transportation and marketing system has been substantially restructured to remove various barriers and practices that historically limited non-pipeline natural gas sellers, including producers, from effectively competing with interstate pipelines for sales to local distribution companies and large industrial and commercial customers. The most significant provisions of FERC Order No. 636 require that interstate pipelines provide firm and interruptible transportation service on an open access basis that is equal for all natural gas supplies. In many instances, the results of FERC Order No. 636 and related initiatives have been to substantially reduce or eliminate the interstate pipelines' traditional role as wholesalers of natural gas in favor of providing only storage and transportation services.

Additional proposals and proceedings that might affect the oil and gas industry are regularly considered by the U.S. Congress, states, the FERC and the courts. We cannot predict when or whether any such proposals may become effective. In the past, the oil and natural gas industry has been heavily regulated. We can give no assurance that the regulatory approach currently pursued by the FERC or any other agency will continue indefinitely. We do not anticipate, however, that compliance with existing federal, state and local laws, rules and regulations will have a material or significantly adverse effect on our financial condition, results of operations or competitive position. No portion of our business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the federal government.

Environmental Regulation

As a lessee and operator of onshore and offshore oil and gas properties in the United States, we are subject to stringent federal, state and local laws and regulations relating to environmental protection, as well as controlling the manner in which various substances, including wastes generated in connection with oil and gas industry operations, are released into the environment. Compliance with these laws and regulations require the acquisition of permits authorizing air emissions and wastewater discharge from operations and can affect the location or size of wells and facilities, limit or prohibit the extent to which exploration and development may be allowed, and require proper closure of wells and restoration of properties that are being abandoned. Failure to comply with these laws and regulations may result in the assessment of administrative, civil or criminal penalties, imposition of remedial obligations, incurrence of capital costs to comply with governmental standards, and even injunctions that limit or prohibit exploration and production operations or the disposal of substances generated in connection with oil and gas industry operation.

We currently operate or lease, and have in the past operated or leased, a number of properties that for many years have been used for the exploration and production of oil and gas. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or wastes may have been disposed of or released on or under the properties operated or leased by us or on or under other locations where such hydrocarbons or wastes have been taken for recycling or disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or wastes was not under our control. These properties and the hydrocarbons and wastes disposed thereon may be subject to laws and regulations imposing joint and several, strict liability, without regard to fault or the legality of the original conduct, that could require us to remove or remediate previously disposed wastes or environmental contamination, or to perform remedial plugging or pit closure to prevent future contamination.

The Oil Pollution Act of 1990 ("OPA") and regulations adopted pursuant to OPA impose a variety of requirements related to the prevention of and response to oil spills into waters of the United States, including the OCS. The OPA subjects owners of oil handling facilities to strict, joint and several liability for all containment and cleanup costs and certain other damages arising from a spill, including, but not limited to, the costs of responding to a release of oil to surface waters and natural resource damages. OPA also requires owners and operators of offshore oil production facilities such as us to establish and maintain evidence of financial responsibility of at least $35 million to cover costs that could be incurred in responding to an oil spill. We believe that we are in substantial compliance with the requirements of OPA, and that these requirements are not any more burdensome to us than they are to other similarly situated oil and gas companies.

In June 2009, the U.S. House of Representatives passed a bill—the "American Clean Energy and Security Act of 2009," also known as the "Waxman-Markey cap-and-trade legislation" ("ACESA")—to control and reduce the emission of "greenhouse gases" ("GHGs"), such as carbon dioxide and methane, that may be contributing to warming of the Earth's atmosphere and other climatic changes. The U.S. Senate is currently considering similar legislation that seeks to reduce emission of GHGs in the United States through the granting of emission allowances which would gradually be decreased over time. Moreover, nearly half of the states, either individually or through multi-state initiatives, already have begun implementing legal measures to reduce emissions of GHGs. Also, on December 15, 2009, the U.S. Environmental Protection Agency ("EPA") officially published its findings that emissions of carbon dioxide, methane and other GHGs present an endangerment to human health and the environment. These findings by the EPA allow the agency to proceed with the adoption and implementation of regulations that would restrict emissions of GHGs under existing provisions of the federal Clean Air Act. In late September 2009, the EPA had proposed two sets of regulations in anticipation of finalizing its findings that would require a reduction in emissions of GHGs from motor vehicles that could also lead to the imposition of GHG emission limitations in Clean Air Act permits for certain stationary sources. In addition, on September 22, 2009, the EPA issued a final rule requiring the reporting of GHG emissions from specified large GHG emission sources in the United States beginning in 2011 for emissions occurring in 2010. Although the vast majority of our facilities were not subject to the EPA's GHG reporting rule adopted in September 2009, EPA has indicated that it is evaluating whether the rule should be applied to oil and gas production activities, perhaps on a field-wide basis. While it is not possible at this time to fully predict how legislation or new regulations that may be adopted in the United States to address GHG emissions would impact our business, any such future laws and regulations could result in increased compliance costs or additional operating restrictions, and could have an adverse effect on demand for the oil and natural gas that we produce.

The U.S. Congress is currently considering legislation to amend the federal Safe Drinking Water Act ("SDWA"), to subject hydraulic fracturing operations to regulation under the SDWA and to require the disclosure of chemicals used by the oil and gas industry in the hydraulic fracturing process. Hydraulic fracturing involves the injection of water, sand and chemicals under pressure into rock formations to stimulate oil and gas production. Sponsors of bills currently pending before the U.S. Senate and House of Representatives have asserted that chemicals used in the fracturing process could adversely affect drinking water supplies. Proposed legislation would require, among other things, the reporting and public disclosure of chemicals used in the fracturing process, which could make it easier for third parties opposing the hydraulic fracturing process to initiate legal proceedings against producers. In addition, these bills, if adopted, could establish an additional level of regulation and permitting of hydraulic fracturing operations at the federal level, which could lead to operational delays, increased operating costs and additional regulatory burdens that could make it more difficult for us to perform hydraulic fracturing, which is an important component of well development. Any impairment of our ability to perform hydraulic fracturing could have an adverse effect on our ability to produce oil and gas from new wells.

We have made, and will continue to make, expenditures in our effort to comply with environmental laws and regulations. We believe that we are in substantial compliance with applicable environmental laws and regulations in effect and that continued compliance with existing requirements will not have a material adverse impact on us. However, we also believe that it is reasonably likely that the trend in environmental legislation and regulation will continue toward stricter standards and, thus, we cannot give any assurance that we will not be adversely affected in the future.

We have established internal guidelines to be followed in order to comply with environmental laws and regulations in the United States. We employ a safety department whose responsibilities include providing assurance that our operations are carried out in accordance with applicable environmental guidelines and safety precautions. Although we maintain pollution insurance to cover a portion of the costs of cleanup operations, public liability and physical damage, there is no assurance that such insurance will be adequate to cover all such costs or that such insurance will continue to be available in the future. To date, we believe that compliance with existing requirements of such governmental bodies has not had a material effect on our operations.

Employees

On February 22, 2010, we had 313 full time employees. We believe that our relationships with our employees are satisfactory. None of our employees are covered by a collective bargaining agreement. We utilize the services of independent contractors to perform various daily operational duties.

Available Information

We make available free of charge on our Internet web site (www.stoneenergy.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and amendments to such filings, as soon as reasonably practicable after each are electronically filed with, or furnished to, the Securities and Exchange Commission (the "SEC"). We also make available on our Internet web site our Code of Business Conduct and Ethics, Corporate Governance Guidelines, and Audit, Compensation and Nominating and Governance Committee Charters, which have been approved by our board of directors. We will make timely disclosure by a Current Report on Form 8-K and on our web site of any change to, or waiver from, the Code of Business Conduct and Ethics for our principal executive and senior financial officers. A copy of our Code of Business Conduct and Ethics is also available, free of charge by writing us at: Chief Financial Officer, Stone Energy Corporation, P.O. Box 52807, Lafayette, LA 70505. The annual CEO certification required by Section 303A.12 of the New York Stock Exchange Listed Company Manual was submitted on June 8, 2009.

Forward-Looking Statements

The information in this Form 10-K includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical or current facts, that address activities, events, outcomes and other matters that we plan, expect, intend, assume, believe, budget, predict, forecast, project, estimate or anticipate (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Form 10-K.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

- any expected results or benefits associated with our acquisitions;
- estimates of our future oil and natural gas production, including estimates of any increases in oil and gas production;
- planned capital expenditures and the availability of capital resources to fund capital expenditures;
- our outlook on oil and gas prices;
- estimates of our oil and gas reserves;
- any estimates of future earnings growth;
- the impact of political and regulatory developments;
- our outlook on the resolution of pending litigation and government inquiry;
- estimates of the impact of new accounting pronouncements on earnings in future periods;
- our future financial condition or results of operations and our future revenues and expenses;
- estimates of future income taxes; and
- our business strategy and other plans and objectives for future operations.

We caution you that these forward-looking statements are subject to all of the risks and uncertainties, many of which are beyond our control, incident to the exploration for and development, production and marketing of oil and natural gas. These risks include, among other things:

- commodity price volatility;
- domestic and worldwide economic conditions;
- the availability of capital on economic terms to fund our capital expenditures and acquisitions;
- our level of indebtedness;

- declines in the value of our oil and gas properties resulting in a decrease in our borrowing base under our credit facility and ceiling test write-downs and impairments;
- our ability to replace and sustain production;
- the impact of a financial crisis on our business operations, financial condition and ability to raise capital;
- the ability of financial counterparties to perform or fulfill their obligations under existing agreements;
- third party interruption of sales to market;
- inflation;
- lack of availability of goods and services;
- regulatory and environmental risks associated with drilling and production activities;
- drilling and other operating risks;
- unsuccessful exploration and development drilling activities;
- hurricanes and other weather conditions;
- the adverse effects of changes in applicable tax, environmental and other regulatory legislation;
- the uncertainty inherent in estimating proved oil and natural gas reserves and in projecting future rates of production and timing of development expenditures; and
- the other risks described in this Form 10-K.

Should one or more of the risks or uncertainties described above or elsewhere in this Form 10-K occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. We specifically disclaim all responsibility to publicly update any information contained in a forward-looking statement or any forward-looking statement in its entirety and therefore disclaim any resulting liability for potentially related damages.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

ITEM 1A. RISK FACTORS

Our business is subject to a number of risks including, but not limited to, those described below:

Oil and natural gas prices are volatile. Declines in commodity prices have adversely affected, and in the future may adversely affect, our financial condition and results of operations, cash flows, access to the capital markets, and ability to grow.

Our revenues, cash flows, profitability and future rate of growth substantially depend upon the market prices of oil and natural gas. Prices affect our cash flow available for capital expenditures and our ability to access funds under our bank credit facility and through the capital markets. The amount available for borrowing under our bank credit facility is subject to a borrowing base, which is determined by our lenders taking into account our estimated proved reserves and is subject to periodic redeterminations based on pricing models determined by the lenders at such time. The decline in oil and natural gas prices in 2009 has impacted the value of our estimated proved reserves and, in turn, the market values used by our lenders to determine our borrowing base. If commodity prices decline in the future, the decline could have adverse effects on our reserves and borrowing base.

The prices we receive for our oil and natural gas depend upon factors beyond our control, including among others:

- changes in the supply of and demand for oil and natural gas;
- market uncertainty;
- the level of consumer product demands;
- hurricanes and other weather conditions;
- domestic governmental regulations and taxes;
- the price and availability of alternative fuels;
- political and economic conditions in oil producing countries, particularly those in the Middle East, Russia, South America and Africa;
- actions by the Organization of Petroleum Exporting Countries ("OPEC");
- the foreign supply of oil and natural gas;
- the price of oil and gas imports; and
- overall domestic and foreign economic conditions.

These factors make it very difficult to predict future commodity price movements with any certainty. Substantially all of our oil and natural gas sales are made in the spot market or pursuant to contracts based on spot market prices and are not long-term fixed price contracts. Further, oil prices and natural gas prices do not necessarily fluctuate in direct relation to each other.

We may not be able to replace production with new reserves.

In general, the volume of production from oil and gas properties declines as reserves are depleted. The decline rates depend on reservoir characteristics. Gulf of Mexico reservoirs tend to be recovered quickly through production with associated steep declines, while declines in other regions after initial flush production tend to be relatively low. Approximately 99.6% of our estimated proved reserves at December 31, 2009 and 100% of our production during 2009 were associated with our Gulf Coast Basin properties. Our reserves will decline as they are produced unless we acquire properties with proved reserves or conduct successful development and exploration drilling activities. Our future natural gas and oil production is highly dependent upon our level of success in finding or acquiring additional reserves at a unit cost that is sustainable at prevailing commodity prices.

Exploring for, developing, or acquiring reserves is capital intensive and uncertain. We may not be able to economically find, develop, or acquire additional reserves, or may not be able to make the necessary capital investments if our cash flows from operations decline or external sources of capital become limited or unavailable. We cannot assure you that our future exploitation, exploration, development, and acquisition activities will result in additional proved reserves or that we will be able to drill productive wells at acceptable costs. Further, the current economic crisis has adversely impacted our ability to obtain financing to fund acquisitions and has lowered the level of activity and depressed values in the oil and natural gas property sales market.

Our actual recovery of reserves may substantially differ from our proved reserve estimates.

This Form 10-K contains estimates of our proved oil and gas reserves and the estimated future net cash flows from such reserves. These estimates are based upon various assumptions, including assumptions required by the SEC relating to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and natural gas reserves is complex. This process requires significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir and is therefore inherently imprecise. Additionally, our interpretations of the rules governing the estimation of proved reserves could differ from the interpretation of staff members of regulatory authorities resulting in estimates that could be challenged by these authorities.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves will most likely vary from those estimated. Any significant variance could materially affect the estimated quantities and present value of reserves set forth in this document and the information incorporated by reference. Our properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

You should not assume that any present value of future net cash flows from our producing reserves contained in this Form 10-K represents the market value of our estimated oil and natural gas reserves. We base the estimated discounted future net cash flows from our proved reserves at December 31, 2009 on average 12-month prices and costs as of the date of the estimate. Actual future prices and costs may be materially higher or lower. Further, actual future net revenues will be affected by factors such as the amount and timing of actual development expenditures, the rate and timing of production, and changes in governmental regulations or taxes. At December 31, 2009, approximately 22% of our estimated proved reserves (by volume) were undeveloped. Recovery of undeveloped reserves generally requires significant capital expenditures and successful drilling operations. Our reserve estimates include the assumption that we will make significant capital expenditures to develop these undeveloped reserves and the actual costs, development schedule, and results associated with these properties may not be as estimated. In addition, the 10% discount factor that we use to calculate the net present value of future net revenues and cash flows may not necessarily be the most appropriate discount factor based on our cost of capital in effect from time to time and the risks associated with our business and the oil and gas industry in general.

We require substantial capital expenditures to conduct our operations and replace our production, and we may be unable to obtain needed financing on satisfactory terms necessary to fund our planned capital expenditures.

We spend and will continue to spend a substantial amount of capital for the acquisition, exploration, exploitation, development and production of oil and gas reserves. If low oil and natural gas prices, operating difficulties or other factors, many of which are beyond our control, cause our revenues and cash flows from operating activities to decrease, we may be limited in our ability to fund the capital necessary to complete our capital expenditures program. In addition, if our borrowing base under our credit facility is redetermined to a lower amount, this could adversely affect our ability to fund our planned capital expenditures. After utilizing our available sources of financing, we may be forced to raise additional debt or equity proceeds to fund such capital expenditures. We cannot assure you that additional debt or equity financing will be available or cash flows provided by operations will be sufficient to meet these requirements.

A financial crisis may impact our business and financial condition. A financial crisis may adversely impact our ability to obtain funding under our current bank credit facility or in the capital markets.

The credit crisis and related turmoil in the global financial systems have had an impact on our business and our financial condition. An economic crisis could reduce the demand for oil and natural gas and put downward pressure on the prices for oil and natural gas. Historically, we have used our cash flow from operations and borrowings under our bank credit facility to fund our capital expenditures and have relied on the capital markets and asset monetization transactions to provide us with additional capital for large or exceptional transactions. In the future, we may not be able to access adequate funding under our bank credit facility as a result of (i) a decrease in our borrowing base due to the outcome of a borrowing base redetermination, or (ii) an unwillingness or inability on the part of our lending counterparties to meet their funding obligations. In addition, we may face limitations on our ability to access the debt and equity capital markets and complete asset sales, an increased counterparty credit risk on our derivatives contracts and the requirement by contractual counterparties of us to post collateral guaranteeing performance.

Our debt level and the covenants in the current and any future agreements governing our debt could negatively impact our financial condition, results of operations and business prospects.

The terms of the current agreements governing our debt impose significant restrictions on our ability to take a number of actions that we may otherwise desire to take, including:

- incurring additional debt;
- paying dividends on stock, redeeming stock or redeeming subordinated debt;
- making investments;
- creating liens on our assets;
- selling assets;
- guaranteeing other indebtedness;
- entering into agreements that restrict dividends from our subsidiary to us;
- merging, consolidating or transferring all or substantially all of our assets; and
- entering into transactions with affiliates.

Our level of indebtedness, and the covenants contained in current and future agreements governing our debt, could have important consequences on our operations, including:

- making it more difficult for us to satisfy our obligations under the indentures or other debt and increasing the risk that we may default on our debt obligations;
- requiring us to dedicate a substantial portion of our cash flow from operating activities to required payments on debt, thereby reducing the availability of cash flow for working capital, capital expenditures and other general business activities;
- limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and other general business activities;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- detracting from our ability to successfully withstand a downturn in our business or the economy generally;
- placing us at a competitive disadvantage against other less leveraged competitors; and
- making us vulnerable to increases in interest rates, because debt under our credit facility is at variable rates.

We may be required to repay all or a portion of our debt on an accelerated basis in certain circumstances. If we fail to comply with the covenants and other restrictions in the agreements governing our debt, it could lead to an event of default and the acceleration of our repayment of outstanding debt. Our ability to comply with these covenants and other restrictions may be affected by events beyond our control, including prevailing economic and financial conditions. Our borrowing base under our bank credit facility, which is redetermined semi-annually, is based on an amount established by the bank group after its evaluation of our proved oil and gas reserve values. Our borrowing base is scheduled to be redetermined by May 2010. Upon a redetermination, if borrowings in excess of the revised borrowing capacity were outstanding, we could be forced to repay a portion of our bank debt.

We may not have sufficient funds to make such repayments. If we are unable to repay our debt out of cash on hand, we could attempt to refinance such debt, sell assets or repay such debt with the proceeds from an equity offering. We cannot assure you that we will be able to generate sufficient cash flow from operating activities to pay the interest on our debt or that future borrowings, equity financings or proceeds from the sale of assets will be available to pay or refinance such debt. The terms of our debt, including our credit facility and our indentures, may also prohibit us from taking such actions. Factors that will affect our ability to raise cash through an offering of our capital stock, a refinancing of our debt or a sale of assets include financial market conditions and our market value and operating performance at the time of such offering, refinancing or sale of assets. We cannot assure you that any such offering, refinancing or sale of assets can be successfully completed.

We have experienced significant shut-ins and losses of production due to the effects of hurricanes in the Gulf of Mexico.

Approximately 99.6% of our estimated proved reserves at December 31, 2009 and 100% of our production during 2009 were associated with our Gulf Coast Basin properties. Accordingly, if the level of production from these properties substantially declines, it could have a material adverse effect on our overall production level and our revenue. We are particularly vulnerable to significant risk from hurricanes and tropical storms in the Gulf of Mexico. During 2009 and 2008, we experienced production deferrals due to Hurricanes Gustav and Ike. During 2007, 2006 and 2005, we experienced production deferrals due to Hurricanes Katrina and Rita, and during 2004, we experienced production deferrals due to Hurricane Ivan. We are unable to predict what impact future hurricanes and tropical storms might have on our future results of operations and production.

The marketability of our production depends mostly upon the availability, proximity and capacity of oil and natural gas gathering systems, pipelines and processing facilities.

The marketability of our production depends upon the availability, proximity, operation and capacity of oil and natural gas gathering systems, pipelines and processing facilities. The unavailability or lack of capacity of these systems and facilities could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. Federal, state and local regulation of oil and gas production and transportation, general economic conditions and changes in supply and demand could adversely affect our ability to produce and market our oil and natural gas. If market factors changed dramatically, the financial impact on us could be substantial. The availability of markets and the volatility of product prices are beyond our control and represent a significant risk.

We may not receive payment for a portion of our future production.

We may not receive payment for a portion of our future production. We have attempted to diversify our sales and obtain credit protections such as parental guarantees from certain of our purchasers. The tightening of credit in the financial markets may make it more difficult for customers to obtain financing and, depending on the degree to which this occurs, there may be a material increase in the nonpayment and nonperformance by customers. We are unable to predict, however, what impact the financial difficulties of certain purchasers may have on our future results of operations and liquidity.

Lower oil and gas prices and other factors have resulted, and in the future may result, in ceiling test write-downs and other impairments of our asset carrying values.

We use the full cost method of accounting for our oil and gas operations. Accordingly, we capitalize the cost to acquire, explore for and develop oil and gas properties. Under the full cost method of accounting, we compare, at the end of each financial reporting period for each cost center, the present value of estimated future net cash flows from proved reserves (based on a 12-month average hedge adjusted commodity price and excluding cash flows related to estimated abandonment costs), to the net capitalized costs of proved oil and gas properties, net of related deferred taxes. We refer to this comparison as a "ceiling test." If the net capitalized costs of proved oil and gas properties exceed the estimated discounted future net cash flows from proved reserves, we are required to write-down the value of our oil and gas properties to the value of the estimated discounted future net cash flows. A write-down of oil and gas properties does not impact cash flow from operating activities, but does reduce net income. We also assess the carrying amount of goodwill when events occur that may indicate an impairment exists. These events include, for example, a significant decline in oil and gas prices or a decline in our market capitalization. We recorded an impairment of all our goodwill of approximately $466 million for the year ended December 31, 2008. The risk that we will be required to write down the carrying value of oil and gas properties and goodwill increases when oil and natural gas prices are low or volatile. In addition, write-downs may occur if we experience substantial downward adjustments to our estimated proved reserves or our undeveloped property values, or if estimated future development costs increase. For example, oil and natural gas prices declined significantly throughout the second half of 2008 and into 2009. We recorded a non-cash ceiling test impairment of approximately $1.3 billion for the year ended December 31, 2008 and approximately $505.1 million for the year ended December 31, 2009. Volatility in commodity prices, poor conditions in the global economic markets and other factors could cause us to record additional write-downs of our oil and natural gas properties and other assets in the future and incur additional charges against future earnings.

There are uncertainties in successfully integrating our acquisitions.

Integrating acquired businesses and properties involves a number of special risks. These risks include the possibility that management may be distracted from regular business concerns by the need to integrate operations and that unforeseen difficulties can arise in integrating operations and systems and in retaining and assimilating employees. Any of these or other similar risks could lead to potential adverse short-term or long-term effects on our operating results.

Part of our strategy includes drilling in new or emerging plays. As a result, our drilling in these areas is subject to greater risk and uncertainty.

We have made initial investments in acreage and wells in Appalachia. These activities are more uncertain than drilling in areas that are developed and have established production. Our operations in Appalachia are still in the early stages and, to date, we have booked a limited amount of proved reserves associated with our properties in Appalachia. Because emerging plays and new formations have limited or no production history, we are less able to use past drilling results to help predict future results. The lack of historical information may result in not being able to fully execute our expected drilling programs in these areas or the return on investment in these areas may turn out not to be as attractive as anticipated. We cannot assure you that our future drilling activities in Appalachia or other emerging plays will be successful, or if successful will achieve the resource potential levels that we currently anticipate based on the drilling activities that have been completed or achieve the anticipated economic returns based on our current cost models.

Our operations are subject to numerous risks of oil and gas drilling and production activities.

Oil and gas drilling and production activities are subject to numerous risks, including the risk that no commercially productive oil or natural gas reserves will be found. The cost of drilling and completing wells is often uncertain. Oil and gas drilling and production activities may be shortened, delayed or canceled as a result of a variety of factors, many of which are beyond our control. These factors include:

- unexpected drilling conditions;
- pressure or irregularities in formations;
- equipment failures or accidents;
- hurricanes and other weather conditions;
- shortages in experienced labor; and
- shortages or delays in the delivery of equipment.

The prevailing prices of oil and natural gas also affect the cost of and the demand for drilling rigs, production equipment and related services. We cannot assure you that the new wells we drill will be productive or that we will recover all or any portion of our investment. Drilling for oil and natural gas may be unprofitable. Drilling activities can result in dry wells and wells that are productive but do not produce sufficient net revenue after operating and other costs to recoup drilling costs.

Our industry experiences numerous operating risks.

The exploration, development and production of oil and gas properties involves a variety of operating risks including the risk of fire, explosions, blowouts, pipe failure, abnormally pressured formations and environmental hazards. Environmental hazards include oil spills, gas leaks, pipeline ruptures or discharges of toxic gases. Additionally, our offshore operations are subject to the additional hazards of marine operations, such as capsizing, collision and adverse weather and sea conditions, including the effects of hurricanes.

We have begun to explore for natural gas and oil in the deep waters of the GOM (water depths greater than 2,000 feet) where operations are more difficult and more expensive than in shallower waters. Our deep water drilling and operations require the application of recently developed technologies that involve a higher risk of mechanical failure. The deep waters of the GOM often lack the physical infrastructure and availability of services present in the shallower waters. As a result, deep water operations may require a significant amount of time between a discovery and the time that we can market the oil and gas, increasing the risks involved with these operations.

If any of these industry-operating risks occur, we could have substantial losses. Substantial losses may be caused by injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations.

We may not be insured against all of the operating risks to which our business in exposed.

In accordance with industry practice, we maintain insurance against some, but not all, of the operating risks to which our business is exposed. We cannot assure you that our insurance will be adequate to cover losses or liabilities. We experienced Gulf of Mexico production interruption in 2005, 2006 and 2007 from Hurricanes Katrina and Rita and in 2008 and 2009 from Hurricanes Gustav and Ike for which we had no production interruption insurance. Also, we cannot predict the continued availability of insurance at premium levels that justify its purchase. No assurance can be given that we will be able to maintain insurance in the future at rates we consider reasonable and may elect none or minimal insurance coverage. The occurrence of a significant event, not fully insured or indemnified against, could have a material adverse affect on our financial condition and operations.

Terrorist attacks aimed at our facilities could adversely affect our business.

The U.S. government has issued warnings that U.S. energy assets may be the future targets of terrorist organizations. These developments have subjected our operations to increased risks. Any future terrorist attack at our facilities, or those of our purchasers, could have a material adverse affect on our financial condition and operations.

Competition within our industry may adversely affect our operations.

Competition in the Gulf Coast Basin and the Appalachia region is intense, particularly with respect to the acquisition of producing properties and undeveloped acreage. We compete with major oil and gas companies and other independent producers of varying sizes, all of which are engaged in the acquisition of properties and the exploration and development of such properties. Many of our competitors have financial resources and exploration and development budgets that are substantially greater than ours, which may adversely affect our ability to compete.

Our oil and gas operations are subject to various U.S. federal, state and local governmental regulations that materially affect our operations.

Our oil and gas operations are subject to various U.S. federal, state and local laws and regulations. These laws and regulations may be changed in response to economic or political conditions. Regulated matters include: permits for exploration, development and production operations; limitations on our drilling activities in environmentally sensitive areas, such as wetlands and restrictions on the way we can release materials into the environment; bonds or other financial responsibility requirements to cover drilling contingencies and well plugging and abandonment costs; reports concerning operations, the spacing of wells and unitization and pooling of properties; and taxation. Failure to comply with these laws and regulations can result in the assessment of administrative, civil, or criminal penalties, the issuance of remedial obligations, and the imposition of injunctions limiting or prohibiting certain of our operations. At various times, regulatory agencies have imposed price controls and limitations on oil and gas production. In order to conserve supplies of oil and gas, these agencies have restricted the rates of flow of oil and gas wells below actual production capacity. In addition, the OPA requires operators of offshore facilities such as us to prove that they have the financial capability to respond to costs that may be incurred in connection with potential oil spills. Under OPA and other federal and state environmental statutes like the federal Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") and Resource Conservation and Recovery Act ("RCRA"), owners and operators of certain defined onshore and offshore facilities are strictly liable for spills of oil and other regulated substances, subject to certain limitations. Consequently, a substantial spill from one of our facilities subject to laws such as OPA, CERCLA and RCRA could require the expenditure of additional, and potentially significant, amounts of capital, or could have a material adverse effect on our earnings, results of operations, competitive position or financial condition. Federal, state and local laws regulate production, handling, storage, transportation and disposal of oil and gas, by-products from oil and gas and other substances, and materials produced or used in connection with oil and gas operations. We cannot predict the ultimate cost of compliance with these requirements or their impact on our earnings, operations or competitive position.

The loss of key personnel could adversely affect our ability to operate.

Our operations are dependent upon key management and technical personnel. We cannot assure you that individuals will remain with us for the immediate or foreseeable future. The unexpected loss of the services of one or more of these individuals could have an adverse effect on us.

Hedging transactions may limit our potential gains or become ineffective.

In order to manage our exposure to price risks in the marketing of our oil and natural gas, we periodically enter into oil and gas price hedging arrangements with respect to a portion of our expected production. Our hedging policy provides that, without prior approval of our board of directors, generally not more than 50% of our estimated production quantities may be hedged. These arrangements may include futures contracts on the New York Mercantile Exchange ("NYMEX"). While intended to reduce the effects of volatile oil and gas prices, such transactions, depending on the hedging instrument used, may limit our potential gains if oil and gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

- our production is less than expected or is shut-in for extended periods due to hurricanes or other factors;
- there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement;
- the counterparties to our futures contracts fail to perform the contracts;
- a sudden, unexpected event materially impacts oil or natural gas prices; or
- we are unable to market our production in a manner contemplated when entering into the hedge contract.

Our hedging transactions will impact our earnings in various ways. Due to the volatility of oil and natural gas prices, we may have to recognize mark-to-market gains and losses on derivative instruments as the estimated fair value of our commodity derivative instruments is subject to significant fluctuations from period to period. The amount of any actual gains or losses recognized will likely differ from our period to period estimates and will be a function of the actual price of the commodities on the settlement date of the derivative instrument. We expect that commodity prices will continue to fluctuate in the future and, as a result, our periodic financial results will continue to be subject to fluctuations related to our derivative instruments.

Currently, some of our outstanding commodity derivative instruments are with certain lenders or affiliates of the lenders under our bank credit facility. Our existing derivative agreements with our lenders are secured by the security documents executed by the parties under our bank credit facility. Future collateral requirements for our commodity hedging activities are uncertain and will depend on the arrangements we negotiate with the counterparty and the volatility of oil and natural gas prices and market conditions.

Our Certificate of Incorporation and Bylaws have provisions that discourage corporate takeovers and could prevent stockholders from realizing a premium on their investment.

Certain provisions of our Certificate of Incorporation and Bylaws and the provisions of the Delaware General Corporation Law may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. Our board of directors are elected by plurality voting. Also, our Certificate of Incorporation authorizes our board of directors to issue preferred stock without stockholder approval and to set the rights, preferences and other designations, including voting rights of those shares, as the board may determine. Additional provisions include restrictions on business combinations and the availability of authorized but unissued common stock. These provisions, alone or in combination with each other, may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to stockholders for their common stock.

Resolution of litigation could materially affect our financial position and results of operations.

We have been named as a defendant in certain lawsuits (See **"Item 3. Legal Proceedings"**). In some of these suits, our liability for potential loss upon resolution may be mitigated by insurance coverage. To the extent that potential exposure to liability is not covered by insurance or insurance coverage is inadequate, we could incur losses that could be material to our financial position or results of operations in future periods.

Certain U.S. federal income tax deductions currently available with respect to oil and gas exploration and development may be eliminated as a result of future legislation.

Among the changes contained in President Obama's budget proposal for fiscal year 2011, released by the White House on February 1, 2010, is the elimination of certain key U.S. federal income tax preferences currently available to oil and gas exploration and production companies. Such changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and gas properties; (ii) the elimination of current deductions for intangible drilling and development costs; (iii) the elimination of the deduction for certain U.S. production activities; and (iv) an extension of the amortization period for certain geological and geophysical expenditures. It is unclear, however, whether any such changes will be enacted or how soon such changes could be effective.

The passage of any legislation as a result of the budget proposal or any other similar change in U.S. federal income tax law could eliminate certain tax deductions that are currently available with respect to oil and gas exploration and development, and any such change could negatively affect our financial condition and results of operation.

The adoption of climate change legislation by Congress could result in increased operating costs and reduced demand for the oil and natural gas we produce.

In June 2009, the U.S. House of Representatives passed a bill—the "American Clean Energy and Security Act of 2009," also known as the "Waxman-Markey cap-and-trade legislation" ("ACESA")—to control and reduce the emission of "greenhouse gases" ("GHGs"), such as carbon dioxide and methane, that may be contributing to warming of the Earth's atmosphere and other climatic changes. The Senate is currently considering similar legislation that seeks to reduce emission of GHGs in the United States through the granting of emission allowances which would gradually be decreased over time. Moreover, nearly half of the states, either individually or through multi-state initiatives, already have begun implementing legal measures to reduce emissions of GHGs. Also, on December 15, 2009, the U.S. Environmental Protection Agency ("EPA") officially published its findings that emissions of carbon dioxide, methane and other GHGs present an endangerment to human health and the environment. These findings by the EPA allow the agency to proceed with the adoption and implementation of regulations that would restrict emissions of GHGs under existing provisions of the federal Clean Air Act. In late September 2009, the EPA had proposed two sets of regulations in anticipation of finalizing its findings that would require a reduction in emissions of GHGs from motor vehicles that could also lead to the imposition of GHG emission limitations in Clean Air Act permits for certain stationary sources. In addition, on September 22, 2009, the EPA issued a final rule requiring the reporting of GHG emissions from specified large GHG emission sources in the United States beginning in 2011 for emissions occurring in 2010. Although the vast majority of our facilities were not subject to the EPA's GHG reporting rule adopted in September 2009, EPA has indicated that it is evaluating whether the rule should be applied to oil and gas production activities, perhaps on a field-wide basis. While it is not possible at this time to fully predict how legislation or new regulations that may be adopted in the United States to address GHG emissions would impact our business, any such future laws and regulations could result in increased compliance costs or additional operating restrictions, and could have an adverse effect on demand for the oil and natural gas that we produce.

The adoption of derivatives legislation by Congress could have an adverse impact on our ability to hedge risks associated with our business.

Congress currently is considering broad financial regulatory reform legislation that among other things would impose comprehensive regulation on the over-the-counter ("OTC") derivatives marketplace and could affect the use of derivatives in hedging transactions. The financial regulatory reform bill adopted by the House of Representatives on December 11, 2009, would subject swap dealers and "major swap participants" to substantial supervision and regulation, including capital standards, margin requirements, business conduct standards, and recordkeeping and reporting requirements. It also would require central clearing for transactions entered into between swap dealers or major swap participants. For these purposes, a major swap participant generally would be someone other than a dealer who maintains a "substantial" net position in outstanding swaps, excluding swaps used for commercial hedging or for reducing or mitigating commercial risk, or whose positions create substantial net counterparty exposure that could have serious adverse effects on the financial stability of the U.S. banking system or financial markets. The House-passed bill also would provide the Commodity Futures Trading Commission ("CFTC") with express authority to impose position limits for OTC derivatives related to energy commodities. Separately, in late January, 2010, the CFTC proposed regulations that would impose speculative position limits for certain futures and option contracts in natural gas, crude oil, heating oil, and gasoline. These proposed regulations would make an exemption available for certain *bona fide* hedging of commercial risks. Although it is not possible at this time to predict whether or when Congress will act on derivatives legislation or the CFTC will finalize its proposed regulations, any laws or regulations that subject us to additional capital or margin requirements relating to, or to additional restrictions on, our trading and commodity positions could have an adverse effect on our ability to hedge risks associated with our business or on the cost of our hedging activity.

Federal and state legislation and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays.

The U.S. Congress is currently considering legislation to amend the federal Safe Drinking Water Act ("SDWA"), to subject hydraulic fracturing operations to regulation under the SDWA and to require the disclosure of chemicals used by the oil and gas industry in the hydraulic fracturing process. Hydraulic fracturing involves the injection of water, sand and chemicals under pressure into rock formations to stimulate oil and gas production. Sponsors of bills currently pending before the U.S. Senate and House of Representatives have asserted that chemicals used in the fracturing process could adversely affect drinking water supplies. Proposed legislation would require, among other things, the reporting and public disclosure of chemicals used in the fracturing process, which could make it easier for third parties opposing the hydraulic fracturing process to initiate legal proceedings against producers. In addition, these bills, if adopted, could establish an additional level of regulation and permitting of hydraulic fracturing operations at the federal level, which could lead to operational delays, increased operating costs and additional regulatory burdens that could make it more difficult for us to perform hydraulic fracturing, which is an important component of well development. Any impairment of our ability to perform hydraulic fracturing could have an adverse effect on our ability to produce oil and gas from new wells.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of February 25, 2010, our property portfolio consisted of 71 active properties and 100 primary term leases in the Gulf Coast Basin and 5 active properties in the Appalachia region. We serve as operator on 83% of our active properties. The properties that we operate accounted for 90% of our year-end 2009 estimated proved reserves. This high operating percentage allows us to better control the timing, selection and costs of our drilling and production activities.

Oil and Natural Gas Reserves

In December 2008, the SEC issued a final rule, "Modernization of Oil and Gas Reporting," which adopts revisions to the SEC's oil and gas reporting requirements. Among other things, the revisions: (1) replace the single-day year-end pricing with a twelve-month average pricing assumption; (2) permit the reporting of probable and possible reserves in addition to the existing requirement to disclose proved reserves; (3) allow the use of new technologies to determine proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volumes; (4) require the disclosure of the independence and qualifications of third party preparers of reserves; and (5) require the filing of reports when a third party is relied upon to prepare or audit reserve estimates. We were required to adopt the provisions of the new rule as of December 31, 2009 for this 2009 Annual Report on Form 10-K.

We have various internal controls in place to provide reasonable assurance of compliance with SEC rules in the determination of estimated reserves. For non-year-end and quarterly reserve estimates we utilize our internal staff to prepare the estimates. For year-end estimates we utilize the services of outside engineering consultants. Our Director of Strategic Planning is primarily responsible for the process of reserve preparation. For purposes of reserve preparation he reports directly to a reserves committee of our Board of Directors which provides oversight in regards to reserve estimation and analysis. Our Director of Strategic Planning is a petroleum engineer with extensive experience in reservoir analysis. He oversees an internal program under which all personnel involved in the reserves estimation process receive formal training in SEC requirements for reporting estimated reserves. We have a written policy and guidelines for booking estimated proved reserves that is provided to all personnel involved in the reserves estimation process. These programs and policies have been updated to reflect the requirements under the SEC's new rule. Estimates of our proved reserves at December 31, 2009 were prepared by Netherland, Sewell & Associates, Inc. ("NSA"), a nationally recognized engineering firm. NSA provides a complete range of geological, geophysical, petrophysical and engineering services and has the technical experience and ability to perform these services in any of the onshore and offshore oil and gas producing areas of the world. NSA currently has a technical staff of approximately 70 professionals who are intimately familiar with recognized industry reserve and resource definitions, specifically those set forth by the SEC. NSA's letter is filed as an exhibit to this Annual Report on Form 10-K.

The following table sets forth our estimated proved oil and gas reserves (99.6% of which are located in the Gulf Coast Basin and 0.4% are located in the Appalachia region) as of December 31, 2009.

Summary of Oil and Gas Reserves as of December 31, 2009
Based on Average Fiscal-Year Prices

	Oil (MBbls)	Natural Gas (MMcf)	Oil and Natural Gas (MMcfe)
Reserves Category:			
PROVED			
Developed	24,379	172,452	318,729
Undeveloped	7,957	44,242	91,982
TOTAL PROVED	32,336	216,694	410,711

Proved undeveloped reserves ("PUD's") at December 31, 2009 totaled approximately 92.0 Bcfe, or 22% of our total estimated proved oil and gas reserves. In 2009, we removed one PUD operation from reserves that had been included in our estimated proved reserves for over five years. Approximately 90% of our PUD's at December 31, 2009 are expected to be drilled within the next five years. The remaining PUD's are waiting on the depletion of downhole reservoirs before the uphole undeveloped reservoir can be developed. We had no material conversions of PUD's into proved developed reserves during 2009. The 2009 average 12-month oil and gas prices net of differentials were $58.95 per barrel of oil and $3.49 per Mcf of gas.

The following represents additional information on individually significant properties:

Field Name	Location	2009 Production (MMcfe)	December 31, 2009 Estimated Proved Reserves (MMcfe)	Nature of Interest
Mississippi Canyon Block 109	GOM Shelf	6,256	77,345	Working
Ship Shoal Block 113	GOM Shelf	3,894	56,750	Working
Ewing Bank Block 305	GOM Shelf	11,050	33,921	Working
Main Pass Block 288	GOM Shelf	5,102	23,406	Working
South Pelto Block 22	GOM Shelf	6,958	21,009	Working

The following table discloses information regarding the sensitivity of our estimated total proved oil and gas reserves to prices.

Sensitivity of Reserves to Prices

	December 31, 2009 Estimated Proved Reserves			
Price Case	Oil (MBbls)	Natural Gas (MMcf)	Oil and Natural Gas (MMcfe)	Standardized Measure ($ in thousands)
SEC pricing (a)	32,336	216,694	410,711	$614,987
Scenario 1 (b)	29,039	173,545	347,777	282,182
Scenario 2 (c)	33,345	233,614	433,686	883,114

(a) This case represents pricing under SEC rules. The 2009 average 12-month oil and gas prices net of differentials were $58.95 per barrel of oil and $3.49 per Mcf of gas.

(b) Scenario 1 estimates total proved reserves assuming an average oil price $10.00 lower and an average gas price $1.00 lower than prices required to be used under the SEC's rules.

(c) Scenario 2 estimates total proved reserves assuming an average oil price $10.00 higher and an average gas price $1.00 higher than prices required to be used under the SEC's rules.

There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and the timing of development expenditures, including many factors beyond the control of the producer. The reserve data set forth herein only represents estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data and the interpretation of that data by geological engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, these revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates are generally different from the quantities of oil and natural gas that are ultimately recovered. Further, the estimated future net revenues from proved reserves and the present value thereof are based upon certain assumptions, including geological success, prices, future production levels, operating costs, development costs and income taxes that may not prove to be correct. Predictions about prices and future production levels are subject to great uncertainty, and the meaningfulness of these estimates depends on the accuracy of the assumptions upon which they are based.

As an operator of domestic oil and gas properties, we have filed Department of Energy Form EIA-23, "Annual Survey of Oil and Gas Reserves," as required by Public Law 93-275. There are differences between the reserves as reported on Form EIA-23 and as reported herein. The differences are attributable to the fact that Form EIA-23 requires that an operator report the total reserves attributable to wells that it operates, without regard to percentage ownership (*i.e.*, reserves are reported on a gross operated basis, rather than on a net interest basis) or non-operated wells in which it owns an interest.

Acquisition, Production and Drilling Activity

Acquisition and Development Costs. The following table sets forth certain information regarding the costs incurred in our acquisition, development and exploratory activities in the United States and China during the periods indicated.

	Year Ended December 31,		
	2009	2008	2007
		(In thousands)	
Acquisition costs, net of sales of unevaluated properties	$9,072	$1,830,468	$18,730
Development costs (1)	199,375	59,586	154,507
Exploratory costs	78,582	146,529	10,966
Sale of Rocky Mountain Region properties	-	-	(1,363,939)
Subtotal	287,029	2,036,583	(1,179,736)
Capitalized salaries, general and administrative costs and interest, net of fees and reimbursements	44,282	45,757	36,178
Total additions (reductions) to oil and gas properties, net	$331,311	$2,082,340	($1,143,558)

(1) Includes asset retirement costs of $11,607, ($96,346) and $20,171 for the years ended December 31, 2009, 2008 and 2007, respectively.

Production Volumes, Sales Price and Cost Data. The following table sets forth certain information regarding our production volumes, sales prices and average production costs for the periods indicated.

	Year Ended December 31,		
	2009	2008	2007
Production:			
Oil (MBbls)	6,207	4,916	6,088
Natural gas (MMcf)	41,335	34,409	45,088
Oil and natural gas (MMcfe)	78,577	63,903	81,617
Average sales prices: (1)			
Oil (per Bbl)	$70.72	$93.79	$69.68
Natural gas (per Mcf)	6.59	9.78	7.30
Oil and natural gas (per Mcfe)	9.05	12.48	9.23
Expenses (per Mcfe):			
Lease operating expenses (2)	$2.00	$2.68	$1.83

(1) Includes the settlement of effective hedging contracts.
(2) Includes oil and gas operating costs and major maintenance expense and excludes production and ad valorem taxes.

Production Volumes, Sales Price and Cost Data for Individually Significant Fields. The following table sets forth certain information regarding our production volumes, sales prices and average production costs for the periods indicated for any field(s) containing 15% or more of our total estimated proved reserves at year-end.

	Year Ended December 31,		
Mississippi Canyon Block 109	2009	2008	2007
Production:			
Oil (MBbls)	861	1,035	1,756
Natural gas (MMcf)	1,092	1,700	2,234
Oil and natural gas (MMcfe)	6,256	7,913	12,767
Average sales prices: (1)			
Oil (per Bbl)	$66.68	$107.96	$70.32
Natural gas (per Mcf)	3.81	9.55	6.71
Oil and natural gas (per Mcfe)	9.86	16.18	10.84
Expenses (per Mcfe):			
Lease operating expenses (2)	$2.19	$0.86	$0.63

(1) Exclusive of the settlement of effective hedging contracts.
(2) Includes oil and gas operating costs and major maintenance expense and excludes production and ad valorem taxes.

Drilling Activity. The following table sets forth our drilling activity for the periods indicated.

	Year Ended December 31,					
	2009		2008		2007	
	Gross	Net	Gross	Net	Gross	Net
Exploratory Wells:						
Productive	12.00	6.75	6.00	3.50	1.00	1.00
Dry	-	-	6.00	3.98	1.00	1.00
Development Wells:						
Productive	5.00	4.00	9.00	7.18	19.00	12.71
Dry	4.00	4.00	1.00	0.25	1.00	0.33

As of February 25, 2010, we have one well drilling in the GOM shelf. Our working interest in the well is 100%.

Productive Well and Acreage Data. The following table sets forth certain statistics regarding the number of productive wells and developed and undeveloped acreage as of December 31, 2009.

	Gross	Net
Productive Wells:		
Oil (1):		
Gulf Coast Basin	153	118
Rocky Mountain Region	-	-
Appalachia	-	-
	153	118
Gas (2):		
Gulf Coast Basin	93	73
Rocky Mountain Region	-	-
Appalachia	6	3
	99	76
Total	252	194
Developed Acres:		
Gulf Coast Basin	94,824	73,140
Rocky Mountain Region	40	14
Appalachia	525	263
	95,389	73,417
Undeveloped Acres (3):		
Gulf Coast Basin	512,019	364,314
Rocky Mountain Region	249,128	80,516
Appalachia	43,980	41,887
	805,127	486,717
Total	900,516	560,134

(1) 25 gross wells each have dual completions.
(2) 6 gross wells each have dual completions.
(3) Leases covering approximately 17.2% of our undeveloped gross acreage will expire in 2010, 10.6% in 2011, 8.4% in 2012, 31.2% in 2013, 4.7% in 2014, 7.0% in 2015, 6.0% in 2016, 1.7% in 2017, 9.3% in 2018 and 3.9% in 2019.

Title to Properties

We believe that we have satisfactory title to substantially all of our active properties in accordance with standards generally accepted in the oil and gas industry. Our properties are subject to customary royalty interests, liens for current taxes and other burdens, which we believe do not materially interfere with the use of or affect the value of such properties. Prior to acquiring undeveloped properties, we perform a title investigation that is thorough but less vigorous than that conducted prior to drilling, which is consistent with standard practice in the oil and gas industry. Before we commence drilling operations, we conduct a thorough title examination and perform curative work with respect to significant defects before proceeding with operations. We have performed a thorough title examination with respect to substantially all of our active properties.

ITEM 3. LEGAL PROCEEDINGS

Franchise Tax Action. On December 30, 2004, Stone was served with two petitions (civil action numbers 2004-6227 and 2004-6228) filed by the Louisiana Department of Revenue ("LDR") in the 15th Judicial District Court (Parish of Lafayette, Louisiana) claiming additional franchise taxes due. In one case, the LDR is seeking additional franchise taxes from Stone in the amount of $640,000, plus accrued interest of $352,000 (calculated through December 15, 2004), for the franchise tax year 2001. In the other case, the LDR is seeking additional franchise taxes from Stone (as successor to Basin Exploration, Inc.) in the amount of $274,000, plus accrued interest of $159,000 (calculated through December 15, 2004), for the franchise tax years 1999, 2000 and 2001. On December 29, 2005, the LDR filed another petition in the 15th Judicial District Court claiming additional franchise taxes due for the taxable years ended December 31, 2002 and 2003 in the amount of $2.6 million plus accrued interest calculated through December 15, 2005 in the amount of $1.2 million. Also, on January 2, 2008, Stone was served with a petition (civil action number 2007-6754) claiming $1.5 million of additional franchise taxes due for the 2004 franchise tax year, plus accrued interest of $800,000 calculated through November 30, 2007. Further, on January 7, 2009, Stone was served with a petition (civil action number 2008-7193) claiming additional franchise taxes due for the taxable years ended December 31, 2005 and 2006 in the amount of $4.0 million plus accrued interest calculated through October 21, 2008 in the amount of $1.7 million. These assessments all relate to the LDR's assertion that sales of crude oil and natural gas from properties located on the Outer Continental Shelf, which are transported through the State of Louisiana, should be sourced to the State of Louisiana for purposes of computing the Louisiana franchise tax apportionment ratio. The Company disagrees with these contentions and intends to vigorously defend itself against these claims. The franchise tax years 2007 through 2009 for Stone and franchise tax years 2006 through 2008 for Bois d'Arc remain subject to examination.

Federal Securities Action. On or around November 30, 2005, George Porch filed a putative class action in the United States District Court for the Western District of Louisiana (the "Federal Court") against Stone, David Welch, Kenneth Beer, D. Peter Canty and James Prince purporting to allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. Three similar complaints were filed soon thereafter. All complaints had asserted a putative class period commencing on June 17, 2005 and ending on October 6, 2005. All complaints contended that, during the putative class period, defendants, among other things, misstated or failed to disclose (i) that Stone had materially overstated Stone's financial results by overvaluing its oil reserves through improper and aggressive reserve methodologies; (ii) that Stone lacked adequate internal controls and was therefore unable to ascertain its true financial condition; and (iii) that as a result of the foregoing, the values of Stone's proved reserves, assets and future net cash flows were materially overstated at all relevant times. On March 17, 2006, these purported class actions were consolidated, with El Paso Fireman & Policeman's Pension Fund designated as lead plaintiff ("Securities Action"). El Paso Fireman & Policeman's Pension Fund filed a consolidated class action complaint on or about June 14, 2006. The consolidated complaint alleges claims similar to those described above and expands the putative class period to commence on May 2, 2001 and to end on March 10, 2006. On September 13, 2006, Stone and the individual defendants filed motions seeking dismissal of that action.

On August 17, 2007, a Federal Magistrate Judge issued a report and recommendation (the "Report") recommending that the Federal Court grant in part and deny in part the Motions to Dismiss. The Report recommended that (i) the claims asserted against defendants Kenneth Beer and James Prince pursuant to Section 10(b) of the Securities Exchange Act and Rule 10b-5 promulgated thereunder and (ii) claims asserted on behalf of putative class members who sold their Company shares prior to October 6, 2005 be dismissed and that the Motions to Dismiss be denied with respect to the other claims against Stone and the individual defendants.

On October 1, 2007, the Federal Court issued an Order directing that judgment on the Motions to Dismiss be entered in accordance with the recommendations of the Report. On October 23, 2007, Stone and the individual defendants filed a motion seeking permission to appeal the denial of the Motions to Dismiss to the Fifth Circuit Court of Appeals, which motion was denied. The discovery process began, and the parties exchanged initial disclosures, document requests, and interrogatories and also began producing documents.

On or about May 12, 2008, El Paso Fireman & Policeman's Pension Fund filed a motion to certify the Securities Action as a class action under Rule 23 of the Federal Rules of Civil Procedure ("Class Certification Motion"). Defendants filed their opposition to the Class Certification Motion on June 27, 2008. Defendants also filed a Motion for Judgment on the Pleadings and a related Motion to Amend Answer to the Consolidated Class Action Complaint on or about June 11, 2008. In a memorandum ruling filed on February 27, 2009, the Court dismissed El Paso Fireman & Policeman's Pension Fund from the lawsuit, holding that El Paso Fireman & Policeman's Pension Fund did not have capacity to sue or be sued, and subsequently, the Court denied the Class Certification Motion as moot.

On September 30, 2009, the City of Knoxville Employees' Pension Board ("Knoxville") was appointed as the new lead plaintiff. On October 30, 2009, Knoxville filed a new motion for class certification. On November 25, 2009, all parties advised the Court that they had reached a settlement in principle of all claims in the Securities Action. Because the Securities Action was brought as a putative class action, the proposed settlement is subject to Court approval under Rule 23 of the Federal Rules of Civil Procedure. Knoxville filed on January 11, 2010 a motion for preliminary approval of the settlement, which included as an exhibit a stipulation of settlement signed by counsel for all parties. The stipulation of settlement sets forth all material terms of the settlement, including the settlement payment amount of $10.5 million and the complete release of all claims against all defendants in the Securities Action. The settlement payment is being made under the Company's directors and officers liability insurance policy.

The Court issued an order on January 14, 2010 preliminarily approving the settlement (the "January 24, 2010 Order"). The Court has set a Settlement Fairness Hearing to be held on March 23, 2010 in Lafayette, Louisiana. The Court's January 14, 2010 Order sets forth the procedures that must be followed within 120 days of the notice of settlement (which occurred on or about January 22, 2010) by any shareholder that would like to be considered for a distribution of the $10.5 million settlement payment. The January 14, 2010 Order also sets for the procedures for making objections to the proposed settlement and for seeking exclusion from (or "opting out" of) the binding settlement, both of which the Court has ordered must be done no later than fourteen (14) days before the Settlement Fairness Hearing.

Derivative Actions. In addition, on or about December 16, 2005, Robert Farer and Priscilla Fisk filed respective complaints in the Federal Court purportedly alleging claims derivatively on behalf of Stone. Similar complaints were filed thereafter in the Federal Court by Joint Pension Fund, Local No. 164, I.B.E.W., and in the 15th Judicial District Court, Parish of Lafayette, Louisiana (the "State Court") by Gregory Sakhno. Stone was named as a nominal defendant and David Welch, Kenneth Beer, D. Peter Canty, James Prince, James Stone, John Laborde, Peter Barker, George Christmas, Richard Pattarozzi, David Voelker, Raymond Gary, B.J. Duplantis and Robert Bernhard were named as defendants in these actions. (These actions are collectively referred to as the "Derivative Actions.") The State Court action purportedly alleged claims of breach of fiduciary duty, abuse of control, gross mismanagement, and waste of corporate assets against all defendants, and claims of unjust enrichment and insider selling against certain individual defendants. The Federal Court derivative actions asserted purported claims against all defendants for breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment and claims against certain individual defendants for breach of fiduciary duty and violations of the Sarbanes-Oxley Act of 2002.

On March 30, 2006, the Federal Court entered an order consolidating the Federal Court derivative actions and naming Robert Farer, Priscilla Fisk and Joint Pension Fund, Local No. 164, I.B.E.W. as co-lead plaintiffs in the consolidated Federal Court derivative action. On December 21, 2006, the Federal Court stayed the Federal Court derivative action at least until resolution of the then-pending motion to dismiss the Securities Action after which time a hearing was to be conducted by the Federal Court to determine the propriety of maintaining that stay. As of the date hereof, the Federal Court has not been requested to consider any potential modification of the stay.

On February 16, 2010, a stipulation of settlement signed by counsel for all parties to the Derivative Action was filed with the Federal Court. The material terms of the settlement are set forth in detail in this stipulation. The terms include (i) a monetary payment of $300,000 for attorneys' fees and expenses, and (ii) the continuation of certain corporate governance measures respecting (1) the procedures to be followed by the Company's Reserves Committee, (2) the maintenance of a anonymous reporting policy, and (3) the maintenance of an anonymous third party hotline. The Company anticipates that the $300,000 payment will be made under the Company's directors and officers liability insurance policy. This proposed settlement is also subject to Federal Court approval under Rule 23.1 of the Federal Rules of Civil Procedure. On February 18, 2010, the Federal Court entered an order preliminarily approving this proposed settlement ("February 18, 2010 Order"). The February 18, 2010 Order set a Settlement Hearing for March 23, 2010 at 1:30 p.m. to consider the propriety of finally approving the proposed settlement and awarding attorneys' fees. The February 18, 2010 Order also sets forth the procedures and deadlines for any shareholder to object to the settlement, which must be done no later than ten (10) calendar days prior to the Settlement Hearing.

Ad Valorem Tax Suit. In August 2009, Gene P. Bonvillain, in his capacity as Assessor for the Parish of Terrebonne, State of Louisiana, filed civil action No. 90-03540 and other consolidated cases in the United States District Court for the Eastern District of Louisiana against approximately thirty oil and gas companies, including Stone, and their respective chief executive officers for allegedly unpaid ad valorem taxes. The amount alleged to be due by Stone for the years 1998 through 2008 is $11.3 million. The defendants were subsequently served and have filed motions to dismiss this litigation pursuant to Rule 12(b)(6) of the Federal Rules of Civil Procedure. The Company believes that the assessor is in error in his allegations, and the Company intends to vigorously defend this action.

Stone's Certificate of Incorporation and/or its Restated Bylaws provide, to the extent permissible under the law of the State of Delaware (Stone's state of incorporation), for indemnification of and advancement of defense costs to Stone's current and former directors and officers for potential liabilities related to their service to Stone. Stone has purchased directors and officers insurance policies that, under certain circumstances, may provide coverage to Stone and/or its officers and directors for certain losses resulting from securities-related civil liabilities and/or the satisfaction of indemnification and advancement obligations owed to directors and officers. These insurance policies may not cover all costs and liabilities incurred by Stone and its current and former officers and directors in these regulatory and civil proceedings.

The foregoing pending actions are at an early stage and subject to substantial uncertainties concerning the outcome of material factual and legal issues relating to the litigation and the regulatory proceedings. Accordingly, based on the current status of the litigation and inquiries, we cannot currently predict the manner and timing of the resolution of these matters and are unable to estimate a range of possible losses or any minimum loss from such matters. Furthermore, to the extent that our insurance policies are ultimately available to cover any costs and/or liabilities resulting from these actions, they may not be sufficient to cover all costs and liabilities incurred by us and our current and former officers and directors in these regulatory and civil proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted for a vote of our stockholders during the fourth quarter of 2009.

ITEM 4A. EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth information regarding the names, ages (as of February 25, 2010) and positions held by each of our executive officers, followed by biographies describing the business experience of our executive officers for at least the past five years. Our executive officers serve at the discretion of the board of directors.

Name	Age	Position
David H. Welch	61	President, Chief Executive Officer and Director
Kenneth H. Beer	52	Senior Vice President and Chief Financial Officer
Andrew L. Gates, III	62	Senior Vice President, General Counsel and Secretary
E. J. Louviere	61	Senior Vice President – Land
J. Kent Pierret	54	Senior Vice President, Chief Accounting Officer and Treasurer
Richard L. Smith	51	Senior Vice President – Exploration and Business Development
Jerome F. Wenzel, Jr.	57	Senior Vice President – Operations/Exploitation
Florence M. Ziegler	49	Vice President – Human Resources and Administration

David H. Welch was appointed President, Chief Executive Officer and a director of the Company effective April 1, 2004. Prior to joining Stone, Mr. Welch served as Senior Vice President of BP America, Inc. since 2003, and Vice President of BP, Inc. since 1999.

Kenneth H. Beer was named Senior Vice President and Chief Financial Officer in August 2005. He previously served as a director of research and a senior energy analyst at the investment banking firm of Johnson Rice & Company. Prior to joining Johnson Rice in 1992, he was an energy analyst and investment banker at Howard Weil Incorporated.

Andrew L. Gates, III was named Senior Vice President, General Counsel and Secretary in April 2004. He previously served as Vice President, General Counsel and Secretary since August 1995.

E. J. Louviere was named Senior Vice President – Land in April 2004. Previously, he served as Vice President – Land since June 1995. He has been employed by Stone since its inception in 1993.

J. Kent Pierret was named Senior Vice President – Chief Accounting Officer and Treasurer in April 2004. Mr. Pierret previously served as Vice President and Chief Accounting Officer since June 1999 and Treasurer since February 2004.

Richard L. Smith was appointed Vice President – Exploration and Business Development in June 2007 and was named Senior Vice President – Exploration and Business Development in January 2009. Prior to joining Stone, Mr. Smith served as the General Manager of Deepwater Gulf of Mexico Exploration of Dominion E&P Inc. from 2003 to 2007. Mr. Smith has also worked for Exxon Corporation and Texaco USA with experience in deep water, shelf, onshore, and international projects.

Jerome F. Wenzel, Jr. joined Stone in October 2004 as Vice President-Production and Drilling and was named Senior Vice President – Operations/Exploitation in September 2005. Prior to joining Stone, Mr. Wenzel held managerial and executive positions with Amoco and BP America, Inc. over a 29 year career.

Florence M. Ziegler was named Vice President – Human Resources and Administration in September 2005. She has been employed by Stone since its inception in 1993 and served as the Director of Human Resources from 1997 to 2004.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Since July 9, 1993, our common stock has been listed on the New York Stock Exchange under the symbol "SGY." The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock.

	High	Low
2008		
First Quarter	$55.89	$39.14
Second Quarter	73.96	52.20
Third Quarter	68.14	37.86
Fourth Quarter	41.61	8.47
2009		
First Quarter	$13.73	$1.55
Second Quarter	9.85	3.09
Third Quarter	18.43	5.83
Fourth Quarter	20.51	13.75
2010		
First Quarter (through February 22, 2010)	$19.76	$14.12

On February 22, 2010, the last reported sales price on the New York Stock Exchange Composite Tape was $16.80 per share. As of that date, there were 296 holders of record of our common stock.

Dividend Restrictions

In the past, we have not paid cash dividends on our common stock, and we do not intend to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain earnings, if any, for the future operation and development of our business. The restrictions on our present or future ability to pay dividends are included in the provisions of the Delaware General Corporation Law and in certain restrictive provisions in the indentures executed in connection with our 6-3/4% Senior Subordinated Notes due 2014 and our 8.625% Senior Notes due 2017. In addition, our bank credit facility contains provisions that may have the effect of limiting or prohibiting the payment of dividends.

Issuer Purchases of Equity Securities

On September 24, 2007, our Board of Directors authorized a share repurchase program for an aggregate amount of up to $100 million. The shares may be repurchased from time to time in the open market or through privately negotiated transactions. The repurchase program is subject to business and market conditions, and may be suspended or discontinued at any time. Additionally, shares were withheld from certain employees to pay taxes associated with the employees' vesting of restricted stock. The following table sets forth information regarding our repurchases or acquisitions of common stock during the fourth quarter of 2009:

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet be Purchased Under the Plans or Programs
Share Repurchase Program:				
October 2009	-	-	-	
November 2009	-	-	-	
December 2009	-	-	-	
	-	-	-	$92,928,632
Other:				
October 2009	5,953 (a)	$15.58	-	
November 2009	-	-	-	
December 2009	63 (a)	19.20	-	
	6,016	15.92	-	N/A
Total	6,016	$15.92	-	

(a) Amounts represent shares withheld from employees upon the vesting of restricted stock in order to satisfy the required tax withholding obligations.

Equity Compensation Plan Information

Please refer to Item 12 of this Annual Report on Form 10-K for information concerning securities authorized under our equity compensation plan.

Stock Performance Graph

As required by applicable rules of the SEC, the performance graph shown below was prepared based upon the following assumptions:

1. $100 was invested in the Company's Common Stock, the S&P 500 Index and the Peer Group (as defined below) on December 31, 2004 at $45.09 per share for the Company's Common Stock and at the closing price of the stocks comprising the S&P 500 Index and the Peer Group, respectively, on such date.

2. Peer Group investment is weighted based upon the market capitalization of each individual company within the Peer Group at the beginning of the period.

3. Dividends are reinvested on the ex-dividend dates.



Comparison of Cumulative Five Year Total Return
$250
$200
$150
$100
$50
$0
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Stone Energy Corporation
S&P 500 Index
Peer Group

Measurement Period (Fiscal Year Covered)	SGY	Peer Group	S&P 500 Index
12/31/05	100.98	158.32	104.91
12/31/06	78.40	155.34	121.48
12/31/07	104.04	166.16	128.16
12/31/08	24.44	62.24	80.74
12/31/09	40.03	103.72	102.11

The companies that comprised our Peer Group in 2009 were: ATP Oil & Gas Corporation, Callon Petroleum Company, Energy Partners, Ltd., Energy XXI (Bermuda) Limited, Mariner Energy Inc., McMoRan Exploration Company, Newfield Exploration Company, PetroQuest Energy, Inc., Swift Energy Company, and W&T Offshore, Inc.

The information in this Form 10-K appearing under the heading "Stock Performance Graph" is being "furnished" pursuant to Item 2.01(e) of Regulation S-K under the Securities Act of 1933, as amended, and shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to Regulation 14A or 14C, other than as provided in Item 201(e) of Regulation S-K, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth a summary of selected historical financial information for each of the years in the five-year period ended December 31, 2009. This information is derived from our Consolidated Financial Statements and the notes thereto. See **"Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations"** and **"Item 8. Financial Statements and Supplementary Data."**

	Year Ended December 31,				
	2009	2008	2007	2006	2005
Statement of Operations Data:	(In thousands, except per share amounts)				
Operating revenue:					
Oil production	$438,942	$461,050	$424,205	$348,979	$244,469
Gas production	272,353	336,665	329,047	337,321	391,771
Derivative income, net	3,061	3,327	-	2,688	-
Total operating revenue	714,356	801,042	753,252	688,988	636,240
Operating expenses:					
Lease operating expenses	156,786	171,107	149,702	159,043	114,664
Other operational expense	2,400	-	-	-	-
Production taxes	7,920	7,990	9,945	13,472	13,179
Depreciation, depletion and amortization	259,639	288,384	302,739	320,696	241,426
Write-down of oil and gas properties	505,140	1,309,403	8,164	510,013	-
Goodwill impairment	-	465,985	-	-	-
Accretion expense	33,016	17,392	17,620	12,391	7,159
Salaries, general and administrative expenses	41,367	43,504	33,584	34,266	22,705
Incentive compensation expense	6,402	2,315	5,117	4,356	1,252
Impairment of inventory	9,398	-	-	-	-
Derivative expenses, net	-	-	666	-	3,388
Total operating expenses	1,022,068	2,306,080	527,537	1,054,237	403,773
Gain on Rocky Mountain Region properties divestiture	-	-	59,825	-	-
Income (loss) from operations	(307,712)	(1,505,038)	285,540	(365,249)	232,467
Other (income) expenses:					
Interest expense	21,361	13,243	32,068	35,931	23,151
Interest income	(528)	(11,250)	(12,135)	(2,524)	(1,095)
Other income, net	(3,854)	(5,800)	(5,657)	(4,657)	(2,799)
Merger expense reimbursement	-	-	-	(51,500)	-
Merger expenses	-	-	-	50,029	-
Early extinguishment of debt	-	-	844	-	-
Total other (income) expenses, net	16,979	(3,807)	15,120	27,279	19,257
Net income (loss) before income taxes	(324,691)	(1,501,231)	270,420	(392,528)	213,210
Income tax provision (benefit)	(113,010)	(363,923)	88,984	(138,306)	76,446
Net income (loss)	(211,681)	(1,137,308)	181,436	(254,222)	136,764
Net income (loss) attributable to non-controlling interest	27	(77)	-	-	-
Net income (loss) attributable to Stone Energy Corp	($211,708)	($1,137,231)	$181,436	($254,222)	$136,764
Earnings and dividends per common share:					
Basic earnings (loss) per share	($4.82)	($35.58)	$6.50	($9.29)	$5.01
Diluted earnings (loss) per share	($4.82)	($35.58)	$6.49	($9.29)	$5.01
Cash dividends declared	-	-	-	-	-
Cash Flow Data:					
Net cash provided by operating activities	$507,787	$522,478	$465,158	$399,035	$461,213
Net cash provided by (used in) investing activities	(316,079)	(1,357,907)	344,812	(660,456)	(499,932)
Net cash provided by (used in) financing activities	(190,552)	428,440	(393,706)	240,575	94,170
Balance Sheet Data (at end of period):					
Working capital	$26,137	$123,339	$412,445	$1,845	$16,506
Oil and gas properties, net	1,185,709	1,624,321	1,181,312	1,784,425	1,810,959
Total assets	1,454,242	2,106,003	1,889,603	2,128,471	2,140,317
Long-term debt, less current potion	575,000	825,000	400,000	797,000	563,000
Stone Energy Corp. stockholders' equity	341,950	587,092	885,802	711,640	944,123

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to assist in understanding our financial position and results of operations for each of the years in the three-year period ended December 31, 2009. Our Consolidated Financial Statements and the notes thereto, which are found elsewhere in this Form 10-K, contain detailed information that should be referred to in conjunction with the following discussion. See **"Item 1A. Risk Factors"** and **"Item 8. Financial Statements and Supplementary Data – Note 1."**

Executive Overview

We are an independent oil and natural gas company engaged in the acquisition, exploration, exploitation, development and operation of oil and gas properties located primarily in the Gulf of Mexico ("GOM"). We have been operating in the Gulf Coast Basin since our incorporation in 1993 and have established a technical and operational expertise in this area. More recently, we have made strategic investments in the deep water and deep shelf GOM, which we have targeted as important exploration areas. We are also active in the Appalachia region, where we have established a significant acreage position in the Marcellus Shale. On August 28, 2008, we completed the acquisition of Bois d'Arc Energy, Inc. ("Bois d'Arc") in a cash and stock transaction totaling approximately $1.7 billion. Bois d'Arc was an independent exploration company engaged in the discovery and production of oil and natural gas in the GOM. See **"Item 1. Business – Strategy and Operational Overview."**

2009 Significant Events.

- *Unwinding of 2009 Hedge Positions* - In March 2009, we unwound all of our then existing crude oil hedges for the period from April 2009 through December 2009 and two of our natural gas hedges for the period from April 2009 through December 2009, resulting in proceeds of approximately $113 million. These contracts were unwound to provide a source of liquidity to assist with funding capital expenditures, which were heavily weighted toward the first two quarters of the year.

- *Declining Commodity Prices* - During the first quarter of 2009, we experienced declines in oil and natural gas prices which contributed to ceiling test write-downs during the year.

- *Public Offering of Common Stock* - In June 2009, we sold 8,050,000 shares of our common stock in a public offering at a price of $8.00 per share resulting in net proceeds of approximately $60.4 million after deducting underwriters' discounts and offering expenses. The net proceeds were used for general corporate purposes, including the reduction of outstanding bank debt.

- *Pyrenees Discovery* - In June 2009, we announced a discovery on our deepwater Pyrenees Prospect, located on Garden Banks Block 293. The well encountered approximately 125 feet of net hydrocarbon pay in three zones. We have a 15% working interest in the prospect and a small overriding royalty. Delineation drilling on the Pyrenees Discovery is now complete and has provided the necessary information to appraise the three pay zones discovered in the initial well. This represents our first deep water discovery.

- *Bank Credit Facility Borrowing Base Redetermination* – On April 29, 2009, our borrowing base was reduced from $625 million to $425 million. On October 9, 2009, the semi-annual redetermination process was completed and our borrowing base was reaffirmed at $425 million. On January 26, 2010, we completed a public offering of $275 million aggregate principal amount of 8.625% Senior Notes due 2017. In connection with this offering, we entered into an amendment to our bank credit facility, under which our borrowing base was automatically reduced from $425 million to $395 million. See " - *Bank Credit Facility*" below for additional information regarding our senior secured bank credit facility.

2010 Outlook.

Our 2010 capital expenditure budget is approximately $400 million. This figure compares with a $300 million capital budget for 2009 and excludes material acquisitions and capitalized salaries, general and administrative expenses and interest. Approximately 25% of the capital expenditure budget is expected to be spent on Appalachian drilling and acreage acquisition; approximately 25% is planned for GOM shelf exploitation; approximately 15% is for GOM workover/recompletion projects; approximately 15% is scheduled for GOM deep water and deep shelf expenditures; and the remaining budget is for facilities, abandonment projects, and miscellaneous exploration projects.

On January 26, 2010, we completed a public offering of $275 million aggregate principal amount of 8.625% Senior Notes due 2017. The net proceeds from the offering after deducting underwriting discounts, commissions, estimated fees and expenses totaled $265 million. Approximately $202 million of the net proceeds from the offering were used to fund the tender offer and consent solicitation and redemption of our outstanding 8¼% Senior Subordinated Notes due 2011. The remaining proceeds are being used for general corporate purposes, including the repayment of borrowings under our bank credit facility.

Known Trends and Uncertainties.

Hurricanes – Since the majority of our production originates in the GOM, we are particularly vulnerable to the effects of hurricanes on production. Additionally, affordable insurance coverage for property damage to our facilities for hurricanes is becoming more difficult to obtain. We have narrowed our insurance coverage to selected properties, increased our deductibles and are shouldering more hurricane related risk in the environment of rising insurance rates.

Reserve Replacement – We have faced challenges in replacing production at a reasonable unit cost. Our diversification into the deep water/deep shelf GOM and Appalachia are strategies we are employing to mitigate this trend.

Louisiana Franchise Taxes – We have been involved in litigation with the state of Louisiana over the proper computation of franchise taxes allocable to the state. This litigation relates to the state's position that sales of crude oil and natural gas from properties located on the Outer Continental Shelf, which are transported through the state of Louisiana, should be sourced to Louisiana for purposes of computing franchise taxes. We disagree with the state's position. However, if the state's position were to be upheld, we could incur additional expense for alleged underpaid franchise taxes in prior years and higher franchise tax expense in future years. See **"Item 3. Legal Proceedings."** As of December 31, 2009, the state of Louisiana had asserted claims of additional franchise taxes in the amount of $9.0 million plus accrued interest of $4.2 million. There are open franchise tax years which the state has not yet audited which expose us to estimated additional assessments of $8.1 million plus interest of $4.6 million.

Liquidity and Capital Resources

At February 23, 2010, we had $206.9 million of availability under our bank credit facility and cash on hand of approximately $90.7 million. Our capital expenditure budget for 2010 has been set at $400 million, which we intend to finance primarily with cash flow from operations. If we do not have sufficient cash flow from operations or availability under our bank credit facility, we may be forced to reduce our capital expenditures. To the extent that 2010 cash flow from operations exceeds our estimated 2010 capital expenditures, we may pay down a portion of our existing debt, expand our capital budget, or invest in the money markets.

We do not budget acquisitions; however, we are continually evaluating opportunities that fit our specific acquisition profile. See **"Item 1. Business – Strategy and Operational Overview."** Any one or a combination of certain of these possible transactions could fully utilize our existing sources of capital. Although we have no current plans to access the public markets for purposes of capital, if the opportunity arose, we would consider such funding sources to provide capital in excess of what is currently available to us.

Cash Flow and Working Capital. Net cash flow provided by operating activities totaled $507.8 million during 2009 compared to $522.5 million and $465.2 million in 2008 and 2007, respectively. Based on our outlook of commodity prices and our estimated production, we expect to fund our 2010 capital expenditures with cash flow provided by operating activities.

Net cash flow used in investing activities totaled $316.1 million during 2009, which primarily represents our investment in oil and natural gas properties. Net cash flow used in investing activities totaled $1.4 billion during the year ended December 31, 2008, which primarily represents cash used in connection with the acquisition of Bois d'Arc and our investment in oil and natural gas properties. Net cash flow provided by investing activities totaled $344.8 million during the year ended December 31, 2007, which primarily represents proceeds received from the sale of substantially all of our Rocky Mountain Region properties partially offset by our investment in oil and natural gas properties.

Net cash flow used in financing activities totaled $190.6 million for the year ended December 31, 2009, which primarily represents repayments of borrowings under our bank credit facility of $250 million partially offset by proceeds from the sale of common stock of approximately $60.4 million. Net cash flow provided by financing activities totaled $428.4 million during the year ended December 31, 2008, which primarily represents borrowings under our bank credit facility in conjunction with our acquisition of Bois d'Arc and proceeds from the exercise of stock options and vesting of restricted stock. Net cash flow used in financing activities totaled $393.7 million during the year ended December 31, 2007, which primarily represents the redemption of our Senior Floating Rate Notes due 2010 and repayments of borrowings under our bank credit facility.

We had working capital at December 31, 2009 of $26.1 million.

Capital Expenditures. In 2009, additions to oil and gas property costs of $331.3 million included $9.1 million of lease acquisition costs, $18.7 million of capitalized salaries, general and administrative expenses (inclusive of incentive compensation) and $25.6 million of capitalized interest. These investments were financed by cash flow from operations.

Bank Credit Facility. On August 28, 2008, we entered into an amended and restated revolving credit facility totaling $700 million, maturing on July 1, 2011, with a syndicated bank group. At December 31, 2008, our bank credit facility had a borrowing base of $625 million. On April 28, 2009, the credit facility was amended, and on April 29, 2009, the borrowing base was reduced to $425 million. On October 9, 2009, the borrowing base was reaffirmed at $425 million at the semi-annual redetermination. At December 31, 2009, we had $175 million of outstanding borrowings under our bank credit facility, letters of credit totaling $63.1 million had been issued under the facility, and the weighted average interest rate was 2.7%. On January 26, 2010, we completed a public offering of $275 million aggregate principal amount of 8.625% Senior Notes due 2017. In connection with this offering, we entered into an amendment to our bank credit facility, which provided that if we issued more than $200 million of notes, the borrowing base under our bank credit facility would automatically be reduced by an amount equal to 40% of the amount in excess of $200 million. Upon completion of the offering, our borrowing base was automatically reduced from $425 million to $395 million. As of February 25, 2010, we had $125 million of outstanding borrowings under our bank credit facility and $63.1 million in letters of credit had been issued pursuant to the facility, leaving $206.9 million of availability under the facility. The facility is guaranteed by all of our material direct and indirect subsidiaries, including Stone Energy Offshore, L.L.C. ("Stone Offshore"), a wholly owned subsidiary of Stone.

The borrowing base under our bank credit facility is redetermined semi-annually, in May and November, by the lenders taking into consideration the estimated value of our oil and gas properties and those of our direct and indirect material subsidiaries in accordance with the lenders' customary practices for oil and gas loans. In addition, we and the lenders each have discretion at any time, but not more than two additional times in any calendar year, to have the borrowing base redetermined. Our bank credit facility is collateralized by substantially all of Stone's and Stone Offshore's assets. Stone and Stone Offshore are required to mortgage, and grant a security interest in, their oil and gas reserves representing at least 80% of the discounted present value of the future net cash flows from their oil and gas reserves reviewed in determining the borrowing base. At Stone's option, loans under the credit facility will bear interest at a rate based on the adjusted LIBOR plus an applicable margin, or a rate based on the prime rate or Federal funds rate plus an applicable margin.

Under the financial covenants of our credit facility, we must (i) maintain a ratio of consolidated debt to consolidated EBITDA, as defined in the credit agreement, for the preceding four quarterly periods of not greater than 3.25 to 1 and (ii) maintain a ratio of EBITDA to consolidated Net Interest, as defined in the credit agreement, for the preceding four quarterly periods of not less than 3.0 to 1.0. As of December 31, 2009 our debt to EBITDA Ratio was 1.14 to 1 and our EBITDA to consolidated Net Interest Ratio was approximately 24.18 to 1. In addition, the credit facility includes certain customary restrictions or requirements with respect to disposition of properties, incurrence of additional debt, change of ownership and reporting responsibilities. These covenants may limit or prohibit us from paying cash dividends but do allow for limited stock repurchases.

Senior Notes Offering and Redemption of Senior Subordinated Notes. On January 26, 2010, we completed a public offering of $275 million aggregate principal amount of 8.625% Senior Notes due 2017. The net proceeds from the offering after deducting underwriting discounts, commissions, estimated fees and expenses totaled $265 million. Approximately $202 million of the net proceeds from the offering were used to fund the tender offer and consent solicitation and redemption of our outstanding 8¼% Senior Subordinated Notes due 2011. The remaining proceeds are being used for general corporate purposes, including the repayment of borrowings under our bank credit facility.

Share Repurchase Program. On September 24, 2007, our Board of Directors authorized a share repurchase program for an aggregate amount of up to $100 million. The shares may be repurchased from time to time in the open market or through privately negotiated transactions. The repurchase program is subject to business and market conditions, and may be suspended or discontinued at any time. Through December 31, 2009, 300,000 shares had been repurchased under this program at a total cost of $7.1 million.

Hedging. See **"Item 7A. Quantitative and Qualitative Disclosure About Market Risk – Commodity Price Risk."**

Contractual Obligations and Other Commitments

The following table summarizes our significant contractual obligations and commitments, other than hedging contracts, by maturity as of December 31, 2009 (in thousands):

	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Contractual Obligations and Commitments:					
8¼% Senior Subordinated Notes due 2011 (1).....	$200,000	$ -	$200,000	$ -	$ -
6¾% Senior Subordinated Notes due 2014..........	200,000	-	-	200,000	-
Bank credit facility (2)..	175,000	-	175,000	-	-
Interest and commitment fees (3)	108,074	35,791	45,875	26,408	-
Asset retirement obligations including accretion..	588,233	32,000	71,366	112,611	372,256
Rig commitments	18,905	18,905	-	-	-
Seismic data commitments (4)	9,651	9,651	-	-	-
Operating lease obligations	725	473	193	59	-
Total Contractual Obligations and Commitments....	$1,300,588	$96,820	$492,434	$339,078	$372,256

(1) The 8¼% Senior Subordinated Notes due 2011were purchased pursuant to a tender offer and consent solicitation and redemption in January and February, 2010. On January 26, 2010, we issued $275,000 aggregate principal amount of 8.625% Senior Notes due 2017.
(2) The bank credit facility matures on July 1, 2011. See **"Liquidity and Capital Resources - Bank Credit Facility"** above.
(3) Assumes 2.73% interest rate on the bank credit facility and 0.5% fee on unused commitments. See **"Liquidity and Capital Resources - Bank Credit Facility"** above.
(4) Represents pre-commitments for seismic data purchases.

Results of Operations

2009 Compared to 2008. The following table sets forth certain operating information with respect to our oil and gas operations and summary information with respect to our estimated proved oil and gas reserves. See **"Item 2. Properties – Oil and Natural Gas Reserves."**

	Year Ended December 31,			
	2009	2008	Variance	% Change
Production:				
Oil (MBbls)..	6,207	4,916	1,291	26%
Natural gas (MMcf)	41,335	34,409	6,926	20%
Oil and natural gas (MMcfe)	78,577	63,903	14,674	23%
Average prices: (1)				
Oil (per Bbl)...	$70.72	$93.79	($23.07)	(25%)
Natural gas (per Mcf)	6.59	9.78	(3.19)	(33%)
Oil and natural gas (per Mcfe)	9.05	12.48	(3.43)	(27%)
Expenses (per Mcfe):				
Lease operating expenses	$2.00	$2.68	($0.68)	(25%)
Salaries, general and administrative expenses (2) ..	0.53	0.68	(0.15)	(22%)
DD&A expense on oil and gas properties...............	3.23	4.45	(1.22)	(27%)
Estimated Proved Reserves at December 31:				
Oil (MBbls)..	32,336	36,564	(4,228)	(12%)
Natural gas (MMcf)..	216,694	299,554	(82,860)	(28%)
Oil and natural gas (MMcfe)	410,711	518,935	(108,224)	(21%)

(1) Includes the settlement of effective hedging contracts.
(2) Exclusive of incentive compensation expense.

For the year ended 2009, we reported a net loss totaling $211.7 million, or $4.82 per share, compared to a net loss for the year ended December 31, 2008 of $1,137.2 million, or $35.58 per share. All per share amounts are on a diluted basis. On August 28, 2008, we completed our acquisition of Bois d'Arc. The revenues and expenses associated with Bois d'Arc have been included in Stone's consolidated financial statements since August 28, 2008.

We follow the full cost method of accounting for oil and gas properties. At March 31, 2009 and December 31, 2009, we recognized ceiling test write-downs of our oil and gas properties (United States) totaling $505.1 million ($328.3 million after taxes). At the end of 2008, we recognized a ceiling test write-down of our oil and gas properties (United States and China) totaling $1,309.4 million ($851.1 million after taxes). The write-downs did not impact our cash flow from operations but did reduce net income and stockholders' equity. At December 31, 2008, approximately $157.8 million of unevaluated costs were determined to be impaired and were reclassified to proved oil and gas properties and included in our ceiling test computation.

The 2008 net loss includes a goodwill impairment charge totaling $466.0 million (no tax effect). The goodwill impairment charge did not impact our cash flow from operations but did reduce net income and stockholders' equity. The goodwill related to our acquisition of Bois d'Arc.

The variance in annual results was also due to the following components:

Production. Production volumes during 2009 totaled 6,207,000 barrels of oil and 41.3 Bcf of natural gas compared to 4,916,000 barrels of oil and 34.4 Bcf of natural gas produced during 2008, an increase on a gas equivalent basis of 14.7 Bcfe. Production rates were negatively impacted by Gulf Coast shut-ins due to Hurricanes Gustav and Ike during 2009 and 2008, amounting to volumes of approximately 11.8 Bcfe and 18.1 Bcfe, respectively. Without the effects of the hurricane production deferrals, year to year total production volumes increased approximately 8.4 Bcfe, primarily the result of a full year of production associated with the Bois d'Arc properties in 2009.

Prices. Prices realized during 2009 averaged $70.72 per barrel of oil and $6.59 per Mcf of natural gas, or 27% lower, on an Mcfe basis, than 2008 average realized prices of $93.79 per barrel of oil and $9.78 per Mcf of natural gas. All unit pricing amounts include the settlement of effective hedging contracts.

We enter into various hedging contracts in order to reduce our exposure to the possibility of declining oil and gas prices. During the years ended December 31, 2009 and 2008, our effective hedging transactions increased our average realized natural gas price by $2.45 per Mcf and $0.44 per Mcf, respectively. During the year ended December 31, 2009, our effective hedging transactions increased our average realized oil price by $9.95 per barrel. Average realized oil prices were decreased during the year ended December 31, 2008 by $7.01 per barrel as a result of effective hedging transactions.

Income. Oil and natural gas revenue decreased 11% to $711.3 million in 2009 from $797.7 million during 2008. The decrease was due to a 27% decrease in average realized prices on a gas equivalent basis, partially offset by oil and natural gas revenue associated with the Bois d'Arc properties totaling $169.8 million for the full year of 2009. Oil and natural gas revenue related to the properties acquired from Bois d'Arc totaled $47.3 million from August 28, 2008 through December 31, 2008.

Interest income totaled $0.5 million during the year ended December 31, 2009 compared to $11.3 million during the year ended December 31, 2008. The decrease in interest income is the result of lower interest rates and a decrease in our cash balances during the periods after the acquisition of Bois d'Arc.

Derivative Income/Expense. During 2009, certain of our derivative contracts were determined to be partially ineffective because of differences in the relationship between the fixed price in the derivative contract and actual prices realized. Net derivative income for the year ended December 31, 2009, totaled $3.1 million, consisting of $8.2 million of cash settlements on the ineffective portion of derivative contracts, less $5.1 million of changes in the fair market value of the ineffective portion of derivative contracts. During 2008, certain of our derivative contracts were determined to be partially ineffective because of differences in the relationship between the fixed price in the derivative contract and actual prices realized. During the second half of 2008, as a result of extended shut-ins of production after Hurricanes Gustav and Ike, our September 2008 crude oil and natural gas production levels were below the volumes that we had hedged. Consequently, some of our crude oil and natural gas hedges for September 2008 were deemed to be ineffective. Net derivative income for the year ended December 31, 2008, totaled $3.3 million, consisting of $0.7 million of cash settlements on the ineffective derivative contracts, $4.5 million of changes in the fair market value of the ineffective portion of derivative contracts, less $1.9 million of amortization of the cost of puts.

Expenses. Lease operating expenses for the year ended December 31, 2009 totaled $156.8 million, compared to $171.1 million incurred during 2008. The decrease in lease operating expenses was the result of a decline in major maintenance expenses. Partially offsetting the decrease are lease operating expenses from the Bois d'Arc properties for a full year in 2009 compared to a partial year in 2008. Included in lease operating expenses from August 28, 2008 through December 31, 2008 are $28.6 million of expenses for the properties acquired from Bois d'Arc. For the year ended December 31, 2009, lease operating expenses for the properties acquired from Bois d'Arc totaled $62.5 million.

The other operational expense charge of $2.4 million for the year ended December 31, 2009 related to the cancellation of a drilling contract.

Depreciation, depletion and amortization ("DD&A") expense on oil and gas properties for the year ended December 31, 2009 totaled $253.8 million, or $3.23 per Mcfe, compared to DD&A expense of $284.7 million, or $4.45 per Mcfe in the year ended

December 31, 2008. The overall decrease in DD&A from 2008 was primarily due to the 2008 year-end and first quarter 2009 ceiling test write-downs, which reduced the carrying value of the full cost pool for our oil and gas properties.

For the years ended December 31, 2009 and 2008, accretion expense totaled $33.0 million and $17.4 million, respectively. Due to falling commodity prices and hurricanes, the timing on a substantial portion of our asset retirement obligations was revised in the fourth quarter of 2008 leading to a redetermination of the present value of these obligations. In this redetermination, our credit adjusted risk free interest rate was increased to account for current credit conditions, resulting in a material increase in accretion expense in 2009. Also contributing to the increase was the addition of liabilities associated with properties acquired from Bois d'Arc.

During 2009 and 2008, salaries, general and administrative ("SG&A") expenses (exclusive of incentive compensation) totaled $41.4 million and $43.5 million, respectively.

For the years ended December 31, 2009 and 2008, incentive compensation expense totaled $6.4 million and $2.3 million, respectively. These amounts related to incentive compensation bonuses calculated based on the achievement of certain strategic objectives for each year.

The impairment of inventory for 2009 totaling $9.4 million related to the write-down of our tubular inventory. This charge was the result of the market value of these tubular goods falling below historical cost. We consider only tubular goods not committed to capital projects to be inventory items.

Interest expense for 2009 totaled $21.4 million, net of $25.6 million of capitalized interest, compared to interest of $13.2 million, net of $26.4 million of capitalized interest, during 2008. The increase in interest expense in 2009 was primarily the result of interest expense associated with an increase in outstanding borrowings under our bank credit facility in the first half of 2009.

We estimate that we have incurred $30.4 million of current federal income tax expense for calendar year 2009. This was largely due to a reclassification between current and deferred income tax expense related to a proposed IRS audit adjustment with respect to the timing of certain deductions. We had an $11.1 million current income tax payable at December 31, 2009.

Asset Retirement Obligations. Primarily due to changes in estimated reserve lives, the timing on a substantial portion of our asset retirement obligations was revised in the fourth quarter of 2009 leading to a redetermination of the present value of these obligations. In this redetermination, our credit adjusted risk free rate was decreased to account for current credit conditions contributing to a significant upward revision of our asset retirement obligations of $76.4 million.

Reserves. At December 31, 2009, our estimated proved oil and gas reserves totaled 410.7 Bcfe, compared to December 31, 2008 reserves of 518.9 Bcfe. Estimated proved natural gas reserves totaled 216.7 Bcf and estimated proved oil reserves totaled 32.3 MMBbls at the end of 2009. The decline in estimated proved reserves from year-end 2008 was due to production, negative commodity pricing revisions and other revisions to comply with the new SEC rules regarding oil and gas reserve estimation. The reserve estimates at December 31, 2009 were prepared by Netherland, Sewell & Associates, Inc. in accordance with guidelines established by the Securities and Exchange Commission ("SEC").

Our standardized measure of discounted future net cash flows was $615.0 million at December 31, 2009. As required by the SEC, at December 31, 2009, we determined this estimate of future net cash flows using a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month of our fiscal year. The 12-month average oil and gas prices net of differentials on all of our properties used in determining this amount, excluding the effects of hedges in place at year-end, were $58.95 per barrel and $3.49 per Mcf for 2009. Our standardized measure of discounted future net cash flows was $793.1 million at December 31, 2008 using a single-day, period-end price as required under the old SEC guidelines. Prior to the issuance of the SEC's new rule, "Modernization of Oil and Gas Reporting", estimates of future net cash flows were based on market prices for oil and gas on the last day of the fiscal period. The average year-end oil and gas prices net of differentials on all of our properties used in determining our standardized measure of discounted future net cash flows at December 31, 2008, excluding the effects of hedges in place at year-end, were $39.70 per barrel and $5.87 per Mcf for 2008. You should not assume that these estimates of future net cash flows represent the fair value of our estimated oil and natural gas reserves.

2008 Compared to 2007. The following table sets forth certain operating information with respect to our oil and gas operations and summary information with respect to our estimated proved oil and gas reserves. See **"Item 2. Properties – Oil and Natural Gas Reserves."**

	Year Ended December 31,			
	2008	**2007**	**Variance**	**% Change**
Production:				
Oil (MBbls)	4,916	6,088	(1,172)	(19%)
Natural gas (MMcf)	34,409	45,088	(10,679)	(24%)
Oil and natural gas (MMcfe)	63,903	81,617	(17,714)	(22%)
Average prices: (1)				
Oil (per Bbl)	$93.79	$69.68	$24.11	35%
Natural gas (per Mcf)	9.78	7.30	2.48	34%
Oil and natural gas (per Mcfe)	12.48	9.23	3.25	35%
Expenses (per Mcfe):				
Lease operating expenses	$2.68	$1.83	$0.85	46%
Salaries, general and administrative expenses (2)	0.68	0.41	0.27	66%
DD&A expense on oil and gas properties	4.45	3.67	0.78	21%
Estimated Proved Reserves at December 31:				
Oil (MBbls)	36,564	31,586	4,978	16%
Natural gas (MMcf)	299,554	213,083	86,471	41%
Oil and natural gas (MMcfe)	518,935	402,598	116,337	29%

(1) Includes the settlement of effective hedging contracts.
(2) Exclusive of incentive compensation expense.

For the year ended 2008, we reported a net loss totaling $1,137.2 million, or $35.58 per share, compared to net income for the year ended December 31, 2007 of $181.4 million, or $6.49 per share. All per share amounts are on a diluted basis. On August 28, 2008, we completed our acquisition of Bois d'Arc. The revenues and expenses associated with Bois d'Arc have been included in Stone's consolidated financial statements since August 28, 2008.

At the end of 2008, we recognized a ceiling test write-down of our oil and gas properties (United States and China) totaling $1,309.4 million ($851.1 million after taxes). At the end of 2007, we recognized a ceiling test write-down of our China oil and gas properties totaling $8.2 million ($5.5 million after taxes). The write-downs did not impact our cash flow from operations but did reduce net income and stockholders' equity. At December 31, 2008, approximately $157.8 million of unevaluated costs were determined to be impaired and were reclassified to proved oil and gas properties and included in our ceiling test computation.

The 2008 net loss included a goodwill impairment charge totaling $466.0 million (no tax effect). The goodwill impairment charge did not impact our cash flow from operations but did reduce net income and stockholders' equity. The goodwill related to our acquisition of Bois d'Arc.

Included in 2007 net income before income taxes is a $59.8 million gain ($40.1 million after taxes) on the sale of our Rocky Mountain Region properties, representing the excess of the proceeds from the sale over the carrying value of the oil and gas properties and other assets sold and transaction costs.

The variance in annual results was also due to the following components:

Production. Production volumes during 2008 totaled 4,916,000 barrels of oil and 34.4 Bcf of natural gas compared to 6,088,000 barrels of oil and 45.1 Bcf of natural gas produced during 2007, a decrease on a gas equivalent basis of 17.7 Bcfe. Production rates in 2008 were negatively impacted by extended Gulf Coast shut-ins due to Hurricanes Gustav and Ike, amounting to volumes of approximately 18.1 Bcfe (50 MMcfe per day). Slightly offsetting this decrease was the production associated with our Bois d'Arc acquisition, which closed on August 28, 2008, totaling approximately 6.4 Bcfe through December 31, 2008. Production rates in 2007 were negatively impacted by extended Gulf Coast shut-ins due to Hurricanes Katrina and Rita, amounting to volumes of approximately 3.6 Bcfe (10 MMcfe per day). Without the effects of the hurricane production deferrals, year to year total production volumes decreased approximately 3.2 Bcfe. The decrease was primarily the result of the sale of substantially all of our Rocky Mountain Region properties on June 29, 2007 and the divestiture of non-core Gulf of Mexico properties in the first quarter of 2008. Rocky Mountain Region production was 6.6 Bcfe for the year ended December 31, 2007.

Prices. Prices realized during 2008 averaged $93.79 per barrel of oil and $9.78 per Mcf of natural gas compared to 2007 average realized prices of $69.68 per barrel of oil and $7.30 per Mcf of natural gas. On a gas equivalent basis, average 2008 prices were 35% higher than prices realized during 2007. All unit pricing amounts include the settlement of effective hedging contracts.

We enter into various hedging contracts in order to reduce our exposure to the possibility of declining oil and gas prices. During the years ended December 31, 2008 and 2007, our effective hedging transactions increased our average realized natural gas prices by $0.44 per Mcf and $0.23 per Mcf, respectively. Average realized oil prices were decreased during the years ended December 31, 2008 and 2007 by $7.01 per barrel and $0.42 per barrel, respectively.

Income. Oil and natural gas revenue increased 6% to $797.7 million in the year ended December 31, 2008 from $753.3 million during the year ended December 31, 2007. The increase was due to a 35% increase in average realized prices on a gas equivalent basis, partially offset by a 22% decline in production volumes. Oil and natural gas revenue related to the properties acquired from Bois d'Arc totaled $47.3 million from August 28, 2008 through December 31, 2008. We sold substantially all of our Rocky Mountain Region properties on June 29, 2007. Rocky Mountain Region oil and natural gas revenue amounted to $47.4 million for the year ended December 31, 2007.

Derivative Income/Expense. During the year ended December 31, 2008, certain of our derivative contracts were determined to be partially ineffective because of differences in the relationship between the fixed price in the derivative contract and actual prices realized. During the second half of 2008, as a result of extended shut-ins of production after Hurricanes Gustav and Ike, our September 2008 crude oil and natural gas production levels were below the volumes that we had hedged. Consequently, some of our crude oil and natural gas hedges for September 2008 were deemed to be ineffective. Net derivative income for the year ended December 31, 2008, totaled $3.3 million, consisting of $0.7 million of cash settlements on the ineffective derivative contracts, $4.5 million of changes in the fair market value of the ineffective portion of derivative contracts, less $1.9 million of amortization of the cost of puts. During the year ended December 31, 2007, certain of our derivative contracts were determined to be partially ineffective because of differences in the relationship between the fixed price in the derivative contract and actual prices realized. Net derivative expense for the year ended December 31, 2007 totaled $0.7 million, representing changes in the fair market value of the ineffective portion of the derivatives.

Expenses. During the year ended December 31, 2008, we incurred lease operating expenses of $171.1 million, compared to $149.7 million incurred during the year ended December 31, 2007. The increase in lease operating expenses was primarily the result of increased service costs and the acquisition of the Bois d'Arc properties. Included in lease operating expenses from August 28, 2008 through December 31, 2008 were $28.6 million of expenses for the properties acquired from Bois d'Arc. On a unit of production basis, 2008 lease operating expenses were $2.68 per Mcfe as compared to $1.83 per Mcfe for 2007, primarily a result of the production disruption from Hurricanes Gustav and Ike and increased service costs. Partially offsetting the increase in lease operating expenses was the sale of our Rocky Mountain Region properties in June 2007. Rocky Mountain Region lease operating expenses totaled $10.0 million for the year ended December 31, 2007.

Depreciation, depletion and amortization ("DD&A") expense on oil and gas properties for the year ended December 31, 2008 totaled $284.7 million, or $4.45 per Mcfe, compared to DD&A expense of $299.2 million, or $3.67 per Mcfe in the year ended December 31, 2007. The increase in 2008 DD&A on a unit basis was attributable to the unit cost of current year net reserve additions (including future development costs) exceeding the per unit amortizable base as of the beginning of the year.

During the years ended December 31, 2008 and 2007, salaries, general and administrative ("SG&A") expenses (exclusive of incentive compensation) totaled $43.5 million and $33.6 million, respectively. The increase in SG&A expenses in 2008 was primarily due to additional compensation expense associated with restricted stock issuances, higher legal fees, and the expensing of deferred financing costs associated with our amended credit facility. Included in 2007 SG&A expenses were severance and retention payments of $2.1 million made to employees in our Denver District in connection with the sale of substantially all of our Rocky Mountain Region properties in June 2007 and the resulting discontinuation of operations of such district. Total 2007 SG&A expenses for the Denver District were $3.8 million.

Interest expense for the year ended December 31, 2008 totaled $13.2 million, net of $26.4 million of capitalized interest, compared to interest of $32.1 million, net of $16.2 million of capitalized interest, during the year ended December 31, 2007. The decrease in interest expense in 2008 primarily related to the redemption of our Senior Floating Rate Notes due 2010 in August 2007. The decrease also resulted from an increase in capitalized interest related to unevaluated properties acquired from Bois d'Arc on August 28, 2008.

For the years ended December 31, 2008 and 2007, production taxes totaled $8.0 million and $9.9 million, respectively. The decrease in production taxes resulted from the sale of substantially all of our Rocky Mountain Region properties in June 2007. Rocky Mountain Region production taxes totaled $4.0 million for the year ended December 31, 2007.

We estimate that we incurred $7.0 million of current federal income tax expense for the year ended December 31, 2008. We had a $31.2 million current income tax receivable at December 31, 2008 as a result of current year estimated tax payments exceeding our current estimated federal income tax liability. Our previous estimate of current taxes was adjusted downward primarily as a result of production deferrals associated with the hurricanes as well as a decline in commodity prices.

Asset Retirement Obligations. Due to falling commodity prices and hurricanes, the timing on a substantial portion of our asset retirement obligations was revised in the fourth quarter of 2008 leading to a redetermination of the present value of these obligations. In this redetermination, our credit adjusted risk free interest rate was increased to account for current credit conditions, resulting in a significant downward revision to our asset retirement obligations of approximately $87.6 million.

Reserves. At December 31, 2008, our estimated proved oil and gas reserves totaled 518.9 Bcfe, compared to December 31, 2007 reserves of 402.6 Bcfe. The increase in estimated proved reserves during 2008 was primarily the result of the acquisition of Bois d'Arc in August 2008. Estimated proved natural gas reserves totaled 299.6 Bcf and estimated proved oil reserves totaled 36.6 MMBbls at the end of 2008. The reserve estimates at December 31, 2008 were prepared by Netherland, Sewell & Associates, Inc. in accordance with guidelines established by the SEC.

Our standardized measure of discounted future net cash flows was $793.1 million and $1.5 billion at December 31, 2008 and 2007, respectively. You should not assume that these estimates of future net cash flows represent the fair value of our estimated oil and natural gas reserves. As required by the SEC in 2008 and 2007, we determined these estimates of future net cash flows using market prices for oil and gas on the last day of the fiscal period. The average year-end oil and gas prices net of differentials on all of our properties used in determining these amounts, excluding the effects of hedges in place at year-end, were $39.70 per barrel and $5.87 per Mcf for 2008 and $94.72 per barrel and $7.25 per Mcf for 2007.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Forward-Looking Statements

Certain of the statements set forth under this item and elsewhere in this Form 10-K are forward-looking and are based upon assumptions and anticipated results that are subject to numerous risks and uncertainties. See **"Item 1. Business — Forward-Looking Statements"** and **"Item 1A. Risk Factors."**

Accounting Matters and Critical Accounting Policies

Fair Value Measurements. U.S. Generally Accepted Accounting Principles ("GAAP"), as codified, establish a framework for measuring fair value and expand disclosures about fair value measurements. There is an established fair value hierarchy which has three levels based on the reliability of the inputs used to determine the fair value. These levels include: Level 1, defined as inputs such as unadjusted quoted prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for use when little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of December 31, 2009, we held certain financial assets and liabilities that are required to be measured at fair value on a recurring basis, including our commodity derivative instruments and our investments in money market funds. Additionally, fair value concepts were applied in the recording of assets and liabilities acquired in the Bois d'Arc transaction.

Business Combinations and Goodwill. Our 2008 acquisition of Bois d'Arc was accounted for using the purchase method of accounting for business combinations. Fair value concepts were used in determining the cost of the acquired entity and allocating that cost to assets acquired (including goodwill) and liabilities assumed. Goodwill is required to be tested for impairment at least annually. There is a two-step methodology for determining impairment that begins with an estimation of the fair value of the reporting unit. The first step is a screen for potential impairment, and the second step measures the amount of impairment, if any. This authoritative guidance provided the framework for the determination of our goodwill impairment at December 31, 2008.

Asset Retirement Obligations. We are required to record our estimate of the fair value of liabilities related to future asset retirement obligations in the period the obligation is incurred. Asset retirement obligations relate to the removal of facilities and tangible equipment at the end of an oil and gas property's useful life. The guidance regarding asset retirement obligations requires the use of management's estimates with respect to future abandonment costs, inflation, market risk premiums, useful life and cost of capital. Our estimate of our asset retirement obligations does not give consideration to the value the related assets could have to other parties.

Full Cost Method. We follow the full cost method of accounting for our oil and gas properties. Under this method, all acquisition, exploration, development and estimated abandonment costs, including certain related employee and general and administrative costs (less any reimbursements for such costs) and interest incurred for the purpose of acquiring and finding oil and gas are capitalized. Unevaluated property costs are excluded from the amortization base until we have made a determination as to the existence of proved reserves on the respective property or impairment. We review our unevaluated properties at the end of each quarter to determine whether the costs should be reclassified to the full cost pool and thereby subject to amortization. Sales of oil and gas properties are accounted for as adjustments to the net full cost pool with no gain or loss recognized, unless the adjustment would significantly alter the relationship between capitalized costs and proved reserves.

We amortize our investment in oil and gas properties through DD&A using the units of production ("UOP") method. Under the UOP method, the quarterly provision for DD&A is computed by dividing production volumes for the period by the total proved reserves as of the beginning of the period (beginning of the period reserves being determined by adding back production to end of the period reserves), and applying the respective rate to the net cost of proved oil and gas properties, including future development costs.

We capitalize a portion of the interest costs incurred on our debt that is calculated based upon the balance of our unevaluated property costs and our weighted-average borrowing rate. We also capitalize the portion of salaries, general and administrative expenses that are attributable to our acquisition, exploration and development activities.

U.S. GAAP allows the option of two acceptable methods for accounting for oil and gas properties. The successful efforts method is the allowable alternative to the full cost method. The primary differences between the two methods are in the treatment of exploration costs and in the computation of DD&A. Under the full cost method, all exploratory costs are capitalized while under the successful efforts method exploratory costs associated with unsuccessful exploratory wells and all geological and geophysical costs are expensed. Under full cost accounting, DD&A is computed on cost centers represented by entire countries while under successful efforts cost centers are represented by properties, or some reasonable aggregation of properties with common geological structural features or stratigraphic condition, such as fields or reservoirs.

Under the full cost method of accounting, we compare, at the end of each financial reporting period, the present value of estimated future net cash flows from proved reserves (excluding cash flows related to estimated abandonment costs), to the net capitalized costs of proved oil and gas properties net of related deferred taxes. We refer to this comparison as a "ceiling test." If the net capitalized costs of proved oil and gas properties exceed the estimated discounted future net cash flows from proved reserves, we are required to write-down the value of our oil and gas properties to the value of the discounted cash flows. Historically, estimated future net cash flows from proved reserves were calculated based on period-end hedge adjusted commodity prices. In December 2008, the SEC issued a final rule, "Modernization of Oil and Gas Reporting," which adopts revisions to the SEC's oil and gas reporting requirements. The revisions replaced the single-day year-end pricing with a twelve-month average pricing assumption. The changes to prices used in reserves calculations under the new rule are used in both disclosures and accounting impairment tests. In January 2010, the FASB issued its final standard on oil and gas reserve estimation and disclosures aligning its requirements with the SEC's final rule. The new rules are considered a change in accounting principle that is inseparable from a change in accounting estimate, which does not require retroactive revision.

Derivative Instruments and Hedging Activities. The nature of a derivative instrument must be evaluated to determine if it qualifies for hedge accounting treatment. We do not use derivative instruments for trading purposes. Instruments qualifying for hedge accounting treatment are recorded as an asset or liability measured at fair value and subsequent changes in fair value are recognized in equity through other comprehensive income, net of related taxes, to the extent the hedge is effective. Instruments not qualifying for hedge accounting treatment are recorded in the balance sheet and changes in fair value are recognized in earnings.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Our most significant estimates are:

- remaining proved oil and gas reserves volumes and the timing of their production;
- estimated costs to develop and produce proved oil and gas reserves;
- accruals of exploration costs, development costs, operating costs and production revenue;
- timing and future costs to abandon our oil and gas properties;
- the effectiveness and estimated fair value of derivative positions;
- classification of unevaluated property costs;
- capitalized general and administrative costs and interest;
- insurance recoveries related to hurricanes;
- estimates of fair value in business combinations;
- goodwill impairment testing and measurement;
- current income taxes; and
- contingencies.

For a more complete discussion of our accounting policies and procedures see our **"Notes to Consolidated Financial Statements"** beginning on page F-8.

Recent Accounting Developments

Financial Accounting Standards Board Accounting Standards Codification. The Financial Accounting Standards Board ("FASB") voted to approve the FASB Accounting Standards Codification (the "ASC") as the single source of authoritative nongovernmental U.S. GAAP as of July 1, 2009. The ASC is effective for interim and annual periods ending after September 15, 2009. The ASC reorganizes the many U.S. GAAP pronouncements into approximately 90 accounting topics, with all topics using a consistent structure. It also includes relevant authoritative content issued by the SEC, as well as selected SEC staff interpretations and administrative guidance. The ASC became effective for our September 30, 2009 Current Report on Form 10-Q. The ASC does not change or alter existing GAAP and will not have any impact on our consolidated financial statements. Effective July 1, 2009, changes to the ASC are communicated through an Accounting Standards Update ("ASU").

Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities. ASC 260-10 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and are therefore required to be included in the earnings allocation in calculating earnings per share under the two-class method. Under ASC 260-10, companies are required to treat unvested share-based payment awards with a right to receive non-forfeitable dividends as a separate class of securities in calculating earnings per share. The guidance provided in ASC 260-10 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We adopted this rule effective January 1, 2009. The net effect of the implementation of this rule on our financial statements was immaterial.

Interim Disclosures About Fair Value of Financial Instruments. ASC 825-10 requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This rule became effective for us on June 15, 2009.

Subsequent Events. ASC 855-10 modifies the definition of subsequent events and requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. This rule became effective for us on June 15, 2009.

Fair Value Measurements and Disclosures (ASC Topic 820). ASU 2009-05 was issued in August 2009 to reduce potential ambiguity in financial reporting when measuring the fair value of liabilities by providing clarification for measurement techniques in circumstances in which a quoted price in an active market for the identical liability is not available. This rule became effective for us on October 1, 2009.

ASU 2010-06 was issued in January 2010 to improve disclosures about fair value measurements by requiring a greater level of disaggregated information, more robust disclosures about valuation techniques and inputs to fair value measurements, information about significant transfers between the three levels in the fair value hierarchy, and separate presentation of information about purchases, sales, issuances, and settlements on a gross basis rather than as one net number. The guidance provided in ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

Modernization of Oil and Gas Reporting. In December 2008, the SEC issued a final rule, "Modernization of Oil and Gas Reporting," which adopts revisions to the SEC's oil and gas reporting requirements. It is effective January 1, 2010 for Annual Reports on Form 10-K for years ending on or after December 31, 2009, with early adoption prohibited. The revisions are designed to modernize and update the oil and gas disclosure requirements to align them with current practices and changes in technology. Among other things, the revisions: (1) replace the single-day year-end pricing with a twelve-month average pricing assumption; (2) permit the reporting of probable and possible reserves in addition to the existing requirement to disclose proved reserves; (3) allow the use of new technologies to determine proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volumes; (4) require the disclosure of the independence and qualifications of third party preparers of reserves; and (5) require the filing of reports when a third party is relied upon to prepare or audit reserve estimates. The provisions of this new rule became effective for us for this 2009 Annual Report on Form 10-K. In January 2010, the FASB issued its final standard on oil and gas reserve estimation and disclosures aligning its requirements with the SEC's final rule. The new rules are considered a change in accounting principle that is inseparable from a change in accounting estimate, which does not require retroactive revision. This change in accounting principle has had a material effect on the consistency of our oil and gas reserve estimates, supplemental disclosures, the calculation of DD&A and the full cost ceiling test.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Price Risk

Our major market risk exposure continues to be the pricing applicable to our oil and natural gas production. Our revenues, profitability and future rate of growth depend substantially upon the market prices of oil and natural gas, which fluctuate widely. Oil and natural gas price declines and volatility could adversely affect our revenues, cash flows and profitability. Price volatility is expected to continue. Assuming a 10% decline in realized oil and natural gas prices, including the effects of hedging contracts, we estimate our diluted net loss per share for 2009 would have increased approximately $1.05 per share. In order to manage our exposure to oil and natural gas price declines, we occasionally enter into oil and natural gas price hedging arrangements to secure a price for a portion of our expected future production. Our hedging policy provides that not more than 50% of our estimated production quantities can be hedged without the consent of the board of directors.

We have entered into fixed-price swaps with various counterparties for a portion of our expected 2010 and 2011 oil and natural gas production from the Gulf Coast Basin. Some of our fixed-price gas swap settlements are based on an average of NYMEX prices for the last three days of a respective month and some are based on the NYMEX price for the last day of a respective month. The fixed-price oil swap settlements are based upon an average of the NYMEX closing price for West Texas Intermediate ("WTI") during the entire calendar month. Swaps typically provide for monthly payments by us if prices rise above the swap price or to us if prices fall below the swap price. Our outstanding fixed-price swap contracts are with J.P. Morgan Chase Bank, N.A., The Toronto-Dominion Bank, Barclays Bank PLC, BNP Paribas and The Bank of Nova Scotia.

The following table shows our hedging positions as of February 25, 2010:

	Fixed-Price Swaps			
	Natural Gas		Oil	
	Daily Volume (MMBtus/d)	Swap Price	Daily Volume (Bbls/d)	Swap Price
2010	20,000	$6.97	2,000	$63.00
2010	20,000	6.50	1,000	64.05
2010	10,000	6.50	1,000	60.20
2010			1,000	75.00
2010			1,000	75.25
2010			4,000 (a)	73.65
2010			2,000 (b)	80.10
2011	10,000	6.83	1,000	70.05
2011			1,000	78.20
2011			1,000	83.00
2011			1,000	83.05

(a) January – March
(b) April - December

We believe these positions have hedged approximately 46% of our estimated 2010 production from estimated proved reserves and 17% of our estimated 2011 production from estimated proved reserves.

Interest Rate Risk

We had long-term debt outstanding of $575 million at December 31, 2009, of which $400 million, or approximately 70%, bears interest at fixed rates. The $400 million of fixed-rate debt is comprised of $200 million of 8¼% Senior Subordinated Notes due 2011 and $200 million of 6¾% Senior Subordinated Notes due 2014. At December 31, 2009, the remaining $175 million of our outstanding long-term debt bears interest at a floating rate and consists of borrowings outstanding under our bank credit facility. At December 31, 2009, the weighted average interest rate under our bank credit facility was approximately 2.7%. We currently have no interest rate hedge positions in place to reduce our exposure to changes in interest rates. Assuming a 200 basis point increase in market interest rates during 2009 our interest expense, net of capitalization, would have increased approximately $1.9 million, net of taxes, resulting in a $.04 per diluted share increase in our reported net loss.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Information concerning this Item begins on Page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements with our independent registered public accounting firm on our accounting or financial reporting that would require our independent registered public accounting firm to qualify or disclaim their report on our financial statements, or otherwise require disclosure in this Annual Report on Form 10-K.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that material information relating to Stone Energy Corporation and its consolidated subsidiaries (collectively "Stone") is made known to the officers who certify Stone's financial reports and the Board of Directors. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our principal executive officer and our principal financial officer, with the participation of other members of our senior management, reviewed and evaluated the effectiveness of Stone's disclosure controls and procedures as of December 31, 2009. Based on this evaluation, our principal executive officer and principal financial officer believe:

- Stone's disclosure controls and procedures were effective to ensure that information required to be disclosed by Stone in the reports it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and

- Stone's disclosure controls and procedures were effective to ensure that information required to be disclosed by Stone in the reports that it files or submits under the Securities Exchange Act of 1934 was accumulated and communicated to Stone's management, including Stone's principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There has not been any change in our internal control over financial reporting that occurred during the quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined by the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including the principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, we used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, we have concluded that our internal controls over financial reporting were effective as of December 31, 2009. Ernst and Young LLP, an independent public accounting firm, has issued their report on the Company's internal control over financial reporting as of December 31, 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholders and Board of Directors
Stone Energy Corporation

We have audited Stone Energy Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Stone Energy Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Stone Energy Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Stone Energy Corporation as of December 31, 2009 and 2008, and the related consolidated statements of operations, cash flows, changes in stockholders' equity, and comprehensive income for each of the three years in the period ended December 31, 2009 and our report dated February 25, 2010 expressed an unqualified opinion thereon.

/s/Ernst & Young LLP

New Orleans, Louisiana
February 25, 2010

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

See **"Item 4A. Executive Officers of the Registrant"** for information regarding our executive officers.

Additional information required by Item 10, including information regarding our audit committee financial experts, is incorporated herein by reference to such information as set forth in our definitive Proxy Statement for our 2010 Annual Meeting of Stockholders to be held on May 21, 2010. The Company has made available free of charge on its Internet Web Site (www.StoneEnergy.com) the Code of Business Conduct and Ethics applicable to all employees of the Company including the Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated herein by reference to such information as set forth in our definitive Proxy Statement for our 2010 Annual Meeting of Stockholders to be held on May 21, 2010.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 is incorporated herein by reference to such information as set forth in our definitive Proxy Statement for our 2010 Annual Meeting of Stockholders to be held on May 21, 2010.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is incorporated herein by reference to such information as set forth in our definitive Proxy Statement for our 2010 Annual Meeting of Stockholders to be held on May 21, 2010.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 is incorporated herein by reference to such information as set forth in our definitive Proxy Statement for our 2010 Annual Meeting of Stockholders to be held on May 21, 2010.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements:

The following consolidated financial statements, notes to the consolidated financial statements and the Report of Independent Registered Public Accounting Firm thereon are included beginning on page F-1 of this Form 10-K:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheet as of December 31, 2009 and 2008
Consolidated Statement of Operations for the three years in the period ended December 31, 2009
Consolidated Statement of Cash Flows for the three years in the period ended December 31, 2009
Consolidated Statement of Changes in Stockholders' Equity for the three years in the period ended December 31, 2009
Consolidated Statement of Comprehensive Income for the three years in the period ended December 31, 2009
Notes to the Consolidated Financial Statements

2. Financial Statement Schedules:

All schedules are omitted because the required information is inapplicable or the information is presented in the Financial Statements or the notes thereto.

3. Exhibits:

3.1 Certificate of Incorporation of the Registrant, as amended (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 (Registration No. 33-62362)).

3.2 Certificate of Amendment of the Certificate of Incorporation of Stone Energy Corporation, dated February 1, 2001 (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K, filed February 7, 2001).

3.3 Amended & Restated Bylaws of Stone Energy Corporation, dated May 15, 2008 (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K dated May 15, 2008 (File No. 001-12074)).

4.1 Indenture between Stone Energy Corporation and JPMorgan Chase Bank, National Association, as trustee, dated December 15, 2004 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on December 15, 2004.)

4.2 First Supplemental Indenture, dated August 28, 2008, to the Indenture between Stone Energy Corporation and JPMorgan Chase Bank dated December 10, 2001 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated August 27, 2008 (File No. 001-12074)).

4.3 First Supplemental Indenture, dated August 28, 2008, to the Indenture between Stone Energy Corporation and JPMorgan Chase Bank, National Association, as trustee, dated December 15, 2004 (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated August 27, 2008 (File No. 001-12074)).

4.4 Second Supplemental Indenture, dated January 26, 2010, among Stone Energy Corporation, Stone Energy Offshore, L.L.C., and The Bank of New York Mellon Trust Company, N.A., successor to JPMorgan Chase Bank, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated January 26, 2010 (File No. 001-12074)).

4.5 Indenture, dated January 26, 2010, among Stone Energy Corporation, Stone Energy Offshore, L.L.C., and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated January 26, 2010 (File No. 001-12074)).

4.6	First Supplemental Indenture, dated January 26, 2010, among Stone Energy Corporation, Stone Energy Offshore, L.L.C., and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K dated January 26, 2010 (File No. 001-12074)).
†10.1	Deferred Compensation and Disability Agreement between TSPC and E. J. Louviere dated July 16, 1981 (incorporated by reference to Exhibit 10.10 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995 (File No. 001-12074)).
†10.2	Stone Energy Corporation 2009 Amended and Restated Stock Incentive Plan (incorporated by reference to Appendix A to the Registrant's Definitive Proxy Statement on Schedule 14A for Stone's 2009 Annual Meeting of Stockholders (File No. 001-12074)).
†10.3	Stone Energy Corporation Revised (2005) Annual Incentive Compensation Plan (incorporated by reference to Exhibit 10.11 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 001-12074)).
†10.4	Stone Energy Corporation Amended and Restated Revised Annual Incentive Compensation Plan, dated November 14, 2007 (incorporated by reference to Exhibit 10.10 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 001-12074)).
†10.5	Stone Energy Corporation Deferred Compensation Plan (incorporated by reference to Exhibit 4.5 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 001-12074)).
†10.6	Adoption Agreement between Fidelity Management Trust Company and Stone Energy Corporation for the Stone Energy Corporation Deferred Compensation Plan dated December 1, 2004 (incorporated by reference to Exhibit 4.6 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 001-12074)).
† 10.7	Letter Agreement dated May 19, 2005 between Stone Energy Corporation and Kenneth H. Beer (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed May 24, 2005 (File No. 001-12074)).
†10.8	Letter Agreement dated December 2, 2008 between Stone Energy Corporation and David H. Welch (incorporated by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 001-12074)).
†10.9	Letter Agreement dated June 28, 2007 between Stone Energy Corporation and Richard L. Smith (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated June 28, 2007 (File No. 001-12074)).
10.10	Amendment No.1, dated as of April 28, 2009, to the Second Amended and Restated Credit Agreement dated as of August 28, 2008, among Stone Energy Corporation, Stone Energy Offshore, L.L.C. and the financial institutions named therein (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed April 30, 2009 (File No. 001-12074)).
10.11	Amendment No. 2, dated January 11, 2010, to the Second Amended and Restated Credit Agreement dated as of August 28, 2008 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed January 12, 2010 (File No. 001-12074)).
10.12	Amended and Restated Security Agreement, dated as of August 28, 2008, among Stone Energy Corporation and the other Debtors parties hereto in favor of Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 4.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (File No. 001-12074)).
†10.13	Stone Energy Corporation Executive Change of Control and Severance Plan (as amended and restated effective December 31, 2008) (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed April 8, 2009 (File No. 001-12074)).

†10.14	Stone Energy Corporation Employee Change of Control Severance Plan (as amended and restated) dated December 7, 2007 (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, filed December 12, 2007 (File No. 001-12074)).
†10.15	Stone Energy Corporation Executive Change in Control Severance Policy (as amended and restated) dated December 7, 2007 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed December 12, 2007 (File No. 001-12074)).
10.16	Form of Indemnification Agreement between Stone Energy Corporation and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed March 27, 2009 (File No. 001-12074)).
*21.1	Subsidiaries of the Registrant.
*23.1	Consent of Independent Registered Public Accounting Firm.
*23.2	Consent of Netherland, Sewell & Associates, Inc.
*31.1	Certification of Principal Executive Officer of Stone Energy Corporation as required by Rule 13a-14(a) of the Securities Exchange Act of 1934.
*31.2	Certification of Principal Financial Officer of Stone Energy Corporation as required by Rule 13a-14(a) of the Securities Exchange Act of 1934.
*#32.1	Certification of Chief Executive Officer and Chief Financial Officer of Stone Energy Corporation pursuant to 18 U.S.C. § 1350.
*99.1	Report of Netherland, Sewell & Associates, Inc.

* Filed herewith.
† Identifies management contracts and compensatory plans or arrangements.
# Not considered to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STONE ENERGY CORPORATION

Date: February 25, 2010

By: /s/ David H. Welch
David H. Welch
President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ David H. Welch David H. Welch	President, Chief Executive Officer and Director (principal executive officer)	February 25, 2010
/s/ Kenneth H. Beer Kenneth H. Beer	Senior Vice President and Chief Financial Officer (principal financial officer)	February 25, 2010
/s/ J. Kent Pierret J. Kent Pierret	Senior Vice President, Chief Accounting Officer and Treasurer (principal accounting officer)	February 25, 2010
/s/ Robert A. Bernhard Robert A. Bernhard	Director	February 25, 2010
/s/ George R. Christmas George R. Christmas	Director	February 25, 2010
/s/ B.J. Duplantis B.J. Duplantis	Director	February 25, 2010
/s/ Peter D. Kinnear Peter D. Kinnear	Director	February 25, 2010
/s/ John P. Laborde John P. Laborde	Director	February 25, 2010
/s/ Richard A. Pattarozzi Richard A. Pattarozzi	Director	February 25, 2010
/s/ Donald E. Powell Donald E. Powell	Director	February 25, 2010
/s/ Kay G. Priestly Kay G. Priestly	Director	February 25, 2010
/s/ David R. Voelker David R. Voelker	Director	February 25, 2010

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholders and Board of Directors
Stone Energy Corporation

We have audited the accompanying consolidated balance sheets of Stone Energy Corporation as of December 31, 2009 and 2008, and the related consolidated statements of operations, cash flows, changes in stockholders' equity, and comprehensive income for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stone Energy Corporation as of December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its reserve estimates and related disclosures as a result of adopting new oil and gas reserve estimation and disclosure requirements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Stone Energy Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New Orleans, Louisiana
February 25, 2010

STONE ENERGY CORPORATION
CONSOLIDATED BALANCE SHEET
(Amounts in thousands of dollars, except per share amounts)

	December 31,	
Assets	**2009**	**2008**
Current assets:		
Cash and cash equivalents	$69,293	$68,137
Accounts receivable	118,129	151,641
Fair value of hedging contracts	16,223	136,072
Deferred tax asset	14,571	-
Current income tax receivable	-	31,183
Inventory	8,717	35,675
Other current assets	814	1,413
Total current assets	227,747	424,121
Oil and gas properties – United States – full cost method of accounting:		
Proved, net of accumulated depreciation, depletion and amortization of $4,536,599 and $3,766,676, respectively	856,467	1,130,583
Unevaluated	329,242	493,738
Building and land, net of accumulated depreciation of $1,840 and $1,666, respectively	5,723	5,615
Fixed assets, net of accumulated depreciation of $18,591 and $16,742, respectively	4,084	5,326
Other assets, net of accumulated depreciation and amortization of $10,419 and $5,891, respectively	29,208	46,620
Fair value of hedging contracts	1,771	-
Total assets	$1,454,242	$2,106,003
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable to vendors	$66,863	$144,016
Undistributed oil and gas proceeds	15,280	37,882
Fair value of hedging contracts	34,859	-
Deferred taxes	-	32,416
Asset retirement obligations	30,515	70,709
Current income tax payable	11,110	-
Other current liabilities	42,983	15,759
Total current liabilities	201,610	300,782
Long-term debt	575,000	825,000
Deferred taxes	44,528	193,924
Asset retirement obligations	265,021	186,146
Fair value of hedging contracts	7,721	1,221
Other long-term liabilities	18,412	11,751
Total liabilities	1,112,292	1,518,824
Commitments and contingencies		
Stockholders' equity:		
Stone Energy Corporation stockholders' equity:		
Common stock, $.01 par value; authorized 100,000,000 shares; issued 47,509,144 and 39,430,637 shares, respectively	475	394
Treasury stock (16,582 shares, respectively, at cost)	(860)	(860)
Additional paid-in capital	1,324,410	1,257,633
Accumulated deficit	(966,695)	(754,987)
Accumulated other comprehensive income (loss)	(15,380)	84,912
Total Stone Energy Corporation stockholders' equity	341,950	587,092
Non-controlling interest	-	87
Total stockholders' equity	341,950	587,179
Total liabilities and stockholders' equity	$1,454,242	$2,106,003

The accompanying notes are an integral part of this balance sheet.

STONE ENERGY CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
(Amounts in thousands, except per share amounts)

	Year Ended December 31,		
	2009	**2008**	**2007**
Operating revenue:			
Oil production	$438,942	$461,050	$424,205
Gas production	272,353	336,665	329,047
Derivative income, net	3,061	3,327	-
Total operating revenue	714,356	801,042	753,252
Operating expenses:			
Lease operating expenses	156,786	171,107	149,702
Other operational expense	2,400	-	-
Production taxes	7,920	7,990	9,945
Depreciation, depletion and amortization	259,639	288,384	302,739
Write-down of oil and gas properties	505,140	1,309,403	8,164
Goodwill impairment	-	465,985	-
Accretion expense	33,016	17,392	17,620
Salaries, general and administrative expenses	41,367	43,504	33,584
Incentive compensation expense	6,402	2,315	5,117
Impairment of inventory	9,398	-	-
Derivative expenses, net	-	-	666
Total operating expenses	1,022,068	2,306,080	527,537
Gain on Rocky Mountain Region properties divestiture	-	-	59,825
Income (loss) from operations	(307,712)	(1,505,038)	285,540
Other (income) expenses:			
Interest expense	21,361	13,243	32,068
Interest income	(528)	(11,250)	(12,135)
Other income	(4,362)	(5,800)	(5,657)
Other expense	508	-	-
Early extinguishment of debt	-	-	844
Total other (income) expenses	16,979	(3,807)	15,120
Net income (loss) before income taxes	(324,691)	(1,501,231)	270,420
Provision (benefit) for income taxes:			
Current	30,376	6,998	95,579
Deferred	(143,386)	(370,921)	(6,595)
Total income taxes	(113,010)	(363,923)	88,984
Net income (loss)	(211,681)	(1,137,308)	181,436
Less: Net income (loss) attributable to non-controlling interest	27	(77)	-
Net income (loss) attributable to Stone Energy Corporation	($211,708)	($1,137,231)	$181,436
Basic earnings (loss) per share attributable to Stone Energy Corporation stockholders	($4.82)	($35.58)	$6.50
Diluted earnings (loss) per share attributable to Stone Energy Corporation stockholders	($4.82)	($35.58)	$6.49
Average shares outstanding	43,953	31,961	27,612
Average shares outstanding assuming dilution	43,953	31,961	27,723

The accompanying notes are an integral part of this statement.

STONE ENERGY CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(Amounts in thousands of dollars)

	Year Ended December 31,		
	2009	**2008**	**2007**
Cash flows from operating activities:			
Net income (loss)	($211,681)	($1,137,308)	$181,436
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation, depletion and amortization	259,639	288,384	302,739
Write-down of oil and gas properties	505,140	1,309,403	8,164
Goodwill impairment	-	465,985	-
Impairment of inventory	9,398	-	-
Accretion expense	33,016	17,392	17,620
Deferred income tax benefit	(143,386)	(370,921)	(6,595)
Gain on sale of oil and gas properties	-	-	(59,825)
Settlement of asset retirement obligations	(66,780)	(49,242)	(87,144)
Non-cash stock compensation expense	5,944	8,405	5,395
Excess tax benefits	(2)	(3,045)	(1,071)
Non-cash derivative (income) expense	5,142	(2,592)	666
Early extinguishment of debt	-	-	844
Other non-cash expenses	1,573	1,687	2,259
Change in current income taxes	66,185	(87,110)	58,579
Decrease in accounts receivable	50,159	110,689	47,549
(Increase) decrease in other current assets	627	(866)	(167)
(Increase) decrease in inventory	17,561	(33,530)	-
Increase (decrease) in accounts payable	(10,200)	24,950	(900)
Decrease in other current liabilities	(14,431)	(17,780)	(4,596)
Investment in hedging contracts	-	(1,914)	-
Other	(117)	(109)	205
Net cash provided by operating activities	507,787	522,478	465,158
Cash flows from investing activities:			
Acquisition of Bois d'Arc Energy, Inc., net of cash acquired	-	(922,714)	-
Investment in oil and gas properties	(320,214)	(446,771)	(227,651)
Proceeds from sale of oil and gas properties, net of expenses	5,553	13,339	571,857
Sale of fixed assets	35	4	691
Investment in fixed and other assets	(1,412)	(1,765)	(85)
Acquisition of non-controlling interest in subsidiary	(41)	-	-
Net cash provided by (used in) investing activities	(316,079)	(1,357,907)	344,812
Cash flows from financing activities:			
Proceeds from bank borrowings	-	425,000	-
Repayments of bank borrowings	(250,000)	-	(172,000)
Redemption of senior floating rate notes	-	-	(225,000)
Deferred financing costs	(141)	(8,766)	(855)
Excess tax benefits	2	3,045	1,071
Proceeds from stock offering, net of expenses	60,447	(54)	-
Purchase of treasury stock	(347)	(6,724)	-
Net proceeds from exercise of stock options and vesting of restricted stock	(513)	15,939	3,078
Net cash provided by (used in) financing activities	(190,552)	428,440	(393,706)
Net increase (decrease) in cash and cash equivalents	1,156	(406,989)	416,264
Cash and cash equivalents, beginning of year	68,137	475,126	58,862
Cash and cash equivalents, end of year	$69,293	$68,137	$475,126
Supplemental disclosures of cash flow information:			
Cash paid (refunded) during the year for:			
Interest (net of amount capitalized)	$20,623	$13,001	$34,083
Income taxes	(35,920)	94,109	36,771

The accompanying notes are an integral part of this statement.

STONE ENERGY CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(Amounts in thousands of dollars)

	Stone Energy Corporation Stockholders						
	Common Stock	Treasury Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest	Total Stockholders' Equity
Balance, December 31, 2006	$276	($1,161)	$502,747	$200,929	$8,849	$ -	$711,640
Net income	-	-	-	181,436	-	-	181,436
Adjustment for fair value accounting of derivatives, net of tax	-	-	-	-	(19,584)	-	(19,584)
Exercise of stock options and vesting of restricted stock	2	-	3,076	-	-	-	3,078
Amortization of stock compensation expense	-	-	8,774	-	-	-	8,774
Tax benefit from stock option exercises and restricted stock vesting	-	-	458	-	-	-	458
Balance, December 31, 2007	278	(1,161)	515,055	382,365	(10,735)	-	885,802
Net loss	-	-	-	(1,137,231)	-	(77)	(1,137,308)
Adjustment for fair value accounting of derivatives, net of tax	-	-	-	-	95,647	-	95,647
Exercise of stock options and vesting of restricted stock	5	-	15,934	-	-	-	15,939
Amortization of stock compensation expense	-	-	12,906	-	-	-	12,906
Tax benefit from stock option exercises and restricted stock vesting	-	-	2,740	-	-	-	2,740
Non-controlling interest in subsidiary	-	-	-	-	-	164	164
Issuance of common stock	113	-	717,720	-	-	-	717,833
Cancellation of treasury stock	(2)	-	(6,722)	-	-	-	(6,724)
Issuance of treasury stock	-	301	-	(121)	-	-	180
Balance, December 31, 2008	394	(860)	1,257,633	(754,987)	84,912	87	587,179
Net income (loss)	-	-	-	(211,708)	-	27	(211,681)
Adjustment for fair value accounting of derivatives, net of tax	-	-	-	-	(100,292)	-	(100,292)
Acquisition of non-controlling interest	-	-	73	-	-	(114)	(41)
Exercise of stock options and vesting of restricted stock	-	-	(514)	-	-	-	(514)
Amortization of stock compensation expense	-	-	8,845	-	-	-	8,845
Tax deficit from stock option exercises and restricted stock vesting	-	-	(1,647)	-	-	-	(1,647)
Stock repurchase and cancellation	-	-	(346)	-	-	-	(346)
Issuance of common stock	81	-	60,366	-	-	-	60,447
Balance, December 31, 2009	$475	($860)	$1,324,410	($966,695)	($15,380)	$ -	$341,950

The accompanying notes are an integral part of this statement.

STONE ENERGY CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Amounts in thousands of dollars)

	Year Ended December 31,		
	2009	**2008**	**2007**
Net income (loss)	($211,708)	($1,137,231)	$181,436
Other comprehensive income (loss) net of tax effect:			
Adjustment for fair value accounting of derivatives	(100,292)	95,647	(19,584)
Comprehensive income (loss)	(312,000)	(1,041,584)	161,852
Comprehensive income (loss) attributable to non-controlling interest	-	-	-
Comprehensive income (loss) attributable to Stone Energy Corporation	($312,000)	($1,041,584)	$161,852

The accompanying notes are an integral part of this statement.

(Amounts in thousands of dollars, except per share and price amounts)

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Stone Energy Corporation is an independent oil and natural gas company engaged in the acquisition and subsequent exploration, development, and operation of oil and gas properties located primarily in the Gulf of Mexico ("GOM"). We are also active in the Appalachia region. In 2008, we acquired Bois d'Arc Energy, Inc. ("Bois d'Arc"), an independent exploration company which was engaged in the discovery and production of oil and natural gas in the GOM. Prior to November 30, 2008, we participated in an exploratory joint venture in Bohai Bay, China. Prior to June 29, 2007, we also had significant operations in the Rocky Mountain Basins and the Williston Basin ("Rocky Mountain Region"). Our corporate headquarters are located at 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508. We have additional offices in Houston, Texas and Morgantown, West Virginia.

A summary of significant accounting policies followed in the preparation of the accompanying consolidated financial statements is set forth below.

Basis of Presentation:

The financial statements include our accounts and the accounts of our wholly owned subsidiaries, Stone Energy Offshore, L.L.C. ("Stone Offshore"), Stone Energy, L.L.C. and Caillou Boca Gathering, LLC ("Caillou Boca"). From August 2008 to the second quarter of 2009, Calliou Boca was a majority owned subsidiary. During the second quarter of 2009, we acquired the entire non-controlling interest in Calliou Boca. All intercompany balances have been eliminated. Certain prior year amounts have been reclassified to conform to current year presentation.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used primarily when accounting for depreciation, depletion and amortization, unevaluated property costs, estimated future net cash flows from proved reserves, cost to abandon oil and gas properties, taxes, reserves of accounts receivable, accruals of capitalized costs, operating costs and production revenue, capitalized general and administrative costs and interest, insurance recoveries related to hurricanes, effectiveness and fair value of derivative instruments, the purchase price allocation on properties acquired, estimates of fair value in business combinations, goodwill impairment testing and measurement, and contingencies.

Fair Value Measurements:

U.S. Generally Accepted Accounting Principles ("GAAP") establish a framework for measuring fair value and expand disclosures about fair value measurements. As of December 31, 2009, we held certain financial assets and liabilities that are required to be measured at fair value on a recurring basis, including our commodity derivative instruments and our investments in money market funds. Additionally, fair value concepts were applied in the recording of assets and liabilities acquired in the Bois d'Arc transaction (see **Note 7 - Fair Value Measurements**).

Cash and Cash Equivalents:

We consider all money market funds and highly liquid investments in overnight securities through our commercial bank accounts, which result in available funds on the next business day, to be cash and cash equivalents.

Oil and Gas Properties:

We follow the full cost method of accounting for oil and gas properties. Under this method, all acquisition, exploration, development and estimated abandonment costs, including certain related employee and general and administrative costs (less any reimbursements for such costs) and interest incurred for the purpose of finding oil and gas are capitalized. Such amounts include the cost of drilling and equipping productive wells, dry hole costs, lease acquisition costs, delay rentals and other costs related to such activities. Employee, general and administrative costs that are capitalized include salaries and all related fringe benefits paid to employees directly engaged in the acquisition, exploration and development of oil and gas properties, as well as all other directly identifiable general and administrative costs associated with such activities, such as rentals, utilities and insurance. We capitalize a portion of the interest costs incurred on our debt that is calculated based upon the balance of our unevaluated property costs and our weighted-average borrowing rate. Employee, general and administrative costs associated with production operations and general corporate activities are expensed in the period incurred. Additionally, workover and maintenance costs incurred solely to maintain or increase levels of production from an existing completion interval are charged to lease operating expense in the period incurred.

U.S. GAAP allows the option of two acceptable methods for accounting for oil and gas properties. The successful efforts method is the allowable alternative to the full cost method. The primary differences between the two methods are in the treatment of exploration costs and in the computation of depreciation, depletion and amortization ("DD&A"). Under the full cost method, all exploratory costs are capitalized while under the successful efforts method exploratory costs associated with unsuccessful exploratory wells and all geological and geophysical costs are expensed. Under full cost accounting, DD&A is computed on cost centers represented by entire countries while under successful efforts cost centers are represented by properties, or some reasonable aggregation of properties with common geological structural features or stratigraphic condition, such as fields or reservoirs.

We amortize our investment in oil and gas properties through DD&A using the units of production ("UOP") method. Under the UOP method, the quarterly provision for DD&A is computed by dividing production volumes for the period by the total proved reserves as of the beginning of the period (beginning of the period reserves being determined by adding back production to end of the period reserves), and applying the respective rate to the net cost of proved oil and gas properties, including future development costs.

Under the full cost method of accounting, we compare, at the end of each financial reporting period, the present value of estimated future net cash flows from proved reserves (excluding cash flows related to estimated abandonment costs), to the net capitalized costs of proved oil and gas properties net of related deferred taxes. We refer to this comparison as a "ceiling test." If the net capitalized costs of proved oil and gas properties exceed the estimated discounted future net cash flows from proved reserves, we are required to write-down the value of our oil and gas properties to the value of the discounted cash flows (See **Note 4 – Investment in Oil and Gas Properties**). Historically, estimated future net cash flows from proved reserves were calculated based on period-end hedge adjusted commodity prices, and the impact of price increases subsequent to the period end could be considered. In December 2008, the Securities and Exchange Commission ("SEC") issued a final rule, "Modernization of Oil and Gas Reporting," which adopts revisions to the SEC's oil and gas reporting requirements. The revisions replaced the single-day year-end pricing with a twelve-month average pricing assumption. Additionally, consideration of the impact of subsequent price increases after period end is no longer allowed. The changes to prices used in reserves calculations under the new rule are used in both disclosures and accounting impairment tests. In January 2010, the Financial Accounting Standards Board ("FASB") issued its final standard on oil and gas reserve estimation and disclosures aligning its requirements with the SEC's final rule. The new rules are considered a change in accounting principle that is inseparable from a change in accounting estimate, which does not require retroactive revision.

Sales of oil and gas properties are accounted for as adjustments to the net full cost pool with no gain or loss recognized, unless the adjustment would significantly alter the relationship between capitalized costs and proved reserves.

Asset Retirement Obligations:

U.S. GAAP requires us to record our estimate of the fair value of liabilities related to future asset retirement obligations in the period the obligation is incurred. Asset retirement obligations relate to the removal of facilities and tangible equipment at the end of an oil and gas property's useful life. The application of this rule requires the use of management's estimates with respect to future abandonment costs, inflation, market risk premiums, useful life and cost of capital. U.S. GAAP requires that our estimate of our asset retirement obligations does not give consideration to the value the related assets could have to other parties.

Building and Land:

Building and land are recorded at cost. Our office building in Lafayette, Louisiana is being depreciated on the straight-line method over its estimated useful life of 39 years.

Inventory:

We maintain an inventory of tubular goods. Items remain in inventory until dedicated to specific projects, at which time they are transferred to oil and gas properties. Items are carried at the lower of cost or market applied to items specifically identified.

Business Combinations and Goodwill:

Our 2008 acquisition of Bois d'Arc was accounted for using the purchase method of accounting for business combinations. We applied fair value concepts in determining the cost of the acquired entity and allocating that cost to the assets acquired (including goodwill) and liabilities assumed. U.S. GAAP requires the testing for impairment of goodwill at least annually. It establishes a two-step methodology for determining impairment that begins with an estimation of the fair value of the reporting unit. The first step is a screen for potential impairment, and the second step measures the amount of impairment, if any. This authoritative guidance provided the framework for the determination of our goodwill impairment at December 31, 2008.

Earnings Per Common Share:

Earnings per common share was calculated by dividing net income applicable to common stock by the weighted-average number of common shares outstanding during the year. Earnings per common share assuming dilution was calculated by dividing net income applicable to common stock by the weighted-average number of common shares outstanding during the year plus the weighted-average number of outstanding dilutive stock options and restricted stock granted to outside directors, officers and employees. There were no dilutive shares for the years ended December 31, 2009 and 2008 because we had net losses for those years. There were approximately 110,000 weighted-average dilutive shares for the year ended December 31, 2007. Stock options that were considered antidilutive because the exercise price of the stock exceeded the average price for the applicable period totaled approximately 747,000 shares during 2007.

During the years ended December 31, 2009, 2008 and 2007, approximately 129,000, 567,000 and 209,000 shares of common stock, respectively, were issued, from either authorized shares or shares held in treasury, upon the exercise of stock options and vesting of restricted stock by employees and non-employee directors and the awarding of employee bonus stock pursuant to the 2004 Amended and Restated Stock Incentive Plan. During the year ended December 31, 2009, 100,000 shares of common stock were repurchased under our stock repurchase program. On June 10, 2009, 8,050,000 shares of our common stock were issued in a public offering (see **Note 5 - Public Offering**). During the year ended December 31, 2008, 200,000 shares of common stock were repurchased under our stock repurchase program. On August 28, 2008, 11,301,751 shares of common stock were issued upon the completion of our acquisition of Bois d'Arc (see **Note 6 - Acquisitions and Divestitures**).

Under U.S. GAAP, instruments granted in share-based payment transactions are participating securities prior to vesting and are therefore required to be included in the earnings allocation in calculating earnings per share under the two-class method. Companies are required to treat unvested share-based payment awards with a right to receive non-forfeitable dividends as a separate class of securities in calculating earnings per share. This rule became effective for us on January 1, 2009 and the net effect of its implementation on our financial statements was immaterial.

Production Revenue:

We recognize production revenue under the entitlement method of accounting. Under this method, revenue is deferred for deliveries in excess of the company's net revenue interest, while revenue is accrued for the undelivered volumes. Production imbalances are generally recorded at the estimated sales price in effect at the time of production.

Income Taxes:

Provisions for income taxes include deferred taxes resulting primarily from temporary differences due to different reporting methods for oil and gas properties for financial reporting purposes and income tax purposes. For financial reporting purposes, all exploratory and development expenditures, including future abandonment costs, related to evaluated projects are capitalized and depreciated, depleted and amortized on the UOP method. For income tax purposes, only the equipment and leasehold costs relative to successful wells are capitalized and recovered through depreciation or depletion. Generally, most other exploratory and development costs are charged to expense as incurred; however, we follow certain provisions of the Internal Revenue Code that allow capitalization of intangible drilling costs where management deems appropriate. Other financial and income tax reporting differences occur as a result of statutory depletion, different reporting methods for sales of oil and gas reserves in place, different reporting methods used in the capitalization of employee, general and administrative and interest expenses, and different reporting methods for stock-based compensation.

Derivative Instruments and Hedging Activities:

The nature of a derivative instrument must be evaluated to determine if it qualifies for hedge accounting treatment. Instruments qualifying for hedge accounting treatment are recorded as an asset or liability measured at fair value and subsequent changes in fair value are recognized in equity through other comprehensive income (loss), net of related taxes, to the extent the hedge is considered effective. Additionally, monthly settlements of effective hedges are reflected in revenue from oil and gas production and cash flow from operations. Instruments not qualifying for hedge accounting treatment are recorded in the balance sheet at fair value and changes in fair value are recognized in earnings through derivative expense (income).

Stock-Based Compensation:

We record stock-based compensation based on the grant date fair value of issued stock options and restricted stock over the vesting period of the instrument. We utilize the Black-Scholes option pricing model to measure the fair value of stock options. The fair value of restricted shares is determined based on the average of the high and low prices on the grant date.

Recent Accounting Developments:

Financial Accounting Standards Board Accounting Standards Codification. The FASB voted to approve the FASB Accounting Standards Codification (the "ASC") as the single source of authoritative nongovernmental U.S. GAAP as of July 1, 2009. The ASC is effective for interim and annual periods ending after September 15, 2009. The ASC reorganizes the many U.S. GAAP pronouncements into approximately 90 accounting topics, with all topics using a consistent structure. It also includes relevant authoritative content issued by the SEC, as well as selected SEC staff interpretations and administrative guidance. The ASC became effective for our September 30, 2009 Current Report on Form 10-Q. The ASC does not change or alter existing GAAP and will not have any impact on our consolidated financial statements. Effective July 1, 2009, changes to the ASC are communicated through an Accounting Standards Update ("ASU").

Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities. ASC 260-10 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and are therefore required to be included in the earnings allocation in calculating earnings per share under the two-class method. Under ASC 260-10, companies are required to treat unvested share-based payment awards with a right to receive non-forfeitable dividends as a separate class of securities in calculating earnings per share. The guidance provided in ASC 260-10 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We adopted this rule effective January 1, 2009. The net effect of the implementation of this rule on our financial statements was immaterial.

Interim Disclosures About Fair Value of Financial Instruments. ASC 825-10 requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This rule became effective for us on June 15, 2009.

Subsequent Events. ASC 855-10 modifies the definition of subsequent events and requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. This rule became effective for us on June 15, 2009.

Fair Value Measurements and Disclosures (ASC Topic 820). ASU 2009-05 was issued in August 2009 to reduce potential ambiguity in financial reporting when measuring the fair value of liabilities by providing clarification for measurement techniques in circumstances in which a quoted price in an active market for the identical liability is not available. The guidance provided in ASU 2009-05 became effective for us on October 1, 2009.

ASU 2010-06 was issued in January 2010 to improve disclosures about fair value measurements by requiring a greater level of disaggregated information, more robust disclosures about valuation techniques and inputs to fair value measurements, information about significant transfers between the three levels in the fair value hierarchy, and separate presentation of information about purchases, sales, issuances, and settlements on a gross basis rather than as one net number. The guidance provided in ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

Modernization of Oil and Gas Reporting. In December 2008, the SEC issued a final rule, "Modernization of Oil and Gas Reporting," which adopts revisions to the SEC's oil and gas reporting requirements. It became effective January 1, 2010 for Annual Reports on Form 10-K for years ending on or after December 31, 2009, with early adoption prohibited. The revisions are designed to modernize and update the oil and gas disclosure requirements to align them with current practices and changes in technology. Among other things, the revisions: (1) replace the single-day year-end pricing with a twelve-month average pricing assumption; (2) permit the reporting of probable and possible reserves in addition to the existing requirement to disclose proved reserves; (3) allow the use of new technologies to determine proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volumes; (4) require the disclosure of the independence and qualifications of third party preparers of reserves; and (5) require the filing of reports when a third party is relied upon to prepare or audit reserve estimates. The provisions of this new rule became effective for us for this 2009 Annual Report on Form 10-K. In January 2010, the FASB issued its final standard on oil and gas reserves estimation and disclosures (ASU 2010-03) aligning its requirements with the SEC's final rule. The new rules are considered a change in accounting principle that is inseparable from a change in accounting estimate, which does not require retroactive revision. This change in accounting principle has had a material effect on the consistency of our oil and gas reserve estimates, supplemental disclosures, the calculation of DD&A and the full cost ceiling test.

NOTE 2 — ACCOUNTS RECEIVABLE:

In our capacity as operator for our co-venturers, we incur drilling and other costs that we bill to the respective parties based on their working interests. We also receive payments for these billings and, in some cases, for billings in advance of incurring costs. Our accounts receivable are comprised of the following amounts:

	As of December 31,	
	2009	2008
Accounts Receivable:		
Other co-venturers	$6,831	$10,701
Trade	77,948	87,420
Insurance receivable on hurricane claims	28,629	19,899
Officers and employees	36	25
Unbilled accounts receivable	4,685	33,596
	$118,129	$151,641

We have accrued insurance receivables on hurricane claims to the extent we have concluded the insurance recovery is probable. The accrual is for all costs previously recorded in our financial statements including asset retirement obligations and repair expenses included in lease operating expenses. Included in other long term-assets at December 31, 2009 and 2008 is $14,601 and $28,509, respectively, of accrued hurricane insurance reimbursements attributable to asset retirement obligations estimated to be completed in time frames greater than one year.

NOTE 3 — CONCENTRATIONS:

Sales to Major Customers

Our production is sold on month-to-month contracts at prevailing prices. We have attempted to diversify our sales and obtain credit protections such as parental guarantees from certain of our purchasers. The following table identifies customers from whom we derived 10% or more of our total oil and gas revenue during the years ended:

	December 31,		
	2009	2008	2007
Chevron U.S.A., Inc	(a)	18%	19%
Conoco, Inc.	27%	29%	16%
Hess Corporation	11%	(a)	(a)
Sequent Energy Management LP	13%	(a)	(a)
Shell Trading (US) Company	34%	16%	11%

(a) Less than 10 percent

The maximum amount of credit risk exposure at December 31, 2009 relating to these customers amounted to $64,617.

We believe that the loss of any of these purchasers would not result in a material adverse effect on our ability to market future oil and gas production.

Production and Reserve Volumes

Approximately 100% of our production during 2009 was associated with our Gulf Coast Basin properties and 99.6% of our estimated proved reserves (unaudited) at December 31, 2009 were derived from Gulf Coast Basin reservoirs.

Cash and Cash Equivalents

Substantially all of our cash balances are in excess of federally insured limits. At December 31, 2009 approximately $15,867 was invested in the J.P. Morgan Prime Money Market Fund (Capital Shares). An additional $26,928 was in accounts at J.P. Morgan Chase & Co.

NOTE 4 — INVESTMENT IN OIL AND GAS PROPERTIES:

The following table discloses certain financial data relative to our oil and gas producing activities located onshore and offshore the continental United States:

	Year Ended December 31,		
	2009	2008	2007
Oil and gas properties – United States, proved and unevaluated:			
Balance, beginning of year	$5,390,997	$3,310,074	$4,450,808
Costs incurred during the year (capitalized):			
Acquisition costs, net of sales of unevaluated properties	9,072	1,830,468	18,730
Exploratory costs	78,582	146,303	16,556
Development costs (1)	199,375	59,586	154,507
Sale of Rocky Mountain Region properties	-	-	(1,363,939)
Salaries, general and administrative costs	19,107	19,507	20,176
Interest	25,573	25,195	13,419
Less: overhead reimbursements	(398)	(136)	(183)
Total costs incurred during the year, net of divestitures	331,311	2,080,923	(1,140,734)
Balance, end of year	$5,722,308	$5,390,997	$3,310,074
Accumulated depreciation, depletion and amortization (DD&A):			
Balance, beginning of year	($3,766,676)	($2,158,327)	($2,706,936)
Provision for DD&A	(253,790)	(284,672)	(299,182)
Write-down of oil and gas properties	(505,140)	(1,278,421)	-
Sale of proved properties	(10,993)	(45,256)	847,791
Balance, end of year	($4,536,599)	($3,766,676)	($2,158,327)
Net capitalized costs – United States (proved and unevaluated)	$1,185,709	$1,624,321	$1,151,747
DD&A per Mcfe	$3.23	$4.45	$3.67

(1) Includes asset retirement costs of $11,607, ($96,346) and $20,171, respectively.

	2009	2008	2007
Costs incurred during the year (expensed):			
Lease operating expenses	$156,786	$171,107	$149,702
Production taxes	7,920	7,990	9,945
Accretion expense	33,016	17,392	17,620
Expensed costs – United States	$197,722	$196,489	$177,267

In December 2008, the SEC issued a final rule, "Modernization of Oil and Gas Reporting," which adopts revisions to the SEC's oil and gas reporting requirements. It became effective January 1, 2010 for Annual Reports on Form 10-K for years ending on or after December 31, 2009. The revisions replaced the single-day year-end pricing with a twelve-month average pricing assumption. Changes to prices used in reserves calculations are used in both disclosures and accounting impairment tests. At December 31, 2009, our ceiling test computation (See Note 1) resulted in a write-down of our U.S. oil and gas properties of $165,057 based on twelve-month average prices of $58.95 per barrel of oil and $3.49 per Mcf of natural gas. The benefit of hedges in place at December 31, 2009 reduced the write-down by $94,541. At March 31, 2009, our ceiling test computation resulted in a write-down of our U.S. oil and gas properties of $340,083 based on a March 31, 2009 Henry Hub gas price of $3.63 per MMBtu and a West Texas Intermediate oil price of $44.92 per barrel. At December 31, 2008, our ceiling test computation resulted in a write-down of our U.S. oil and gas properties, which included assets acquired in the Bois d'Arc transaction, of $1,278,421 based on a December 31, 2008 Henry Hub gas price of $5.71 per MMBtu and a West Texas Intermediate oil price of $41.00 per barrel. The benefit of hedges in place at December 31, 2008 reduced the write-down by $177,729.

The following table discloses net costs incurred (evaluated) on our unevaluated properties located in the United States for the years indicated:

Unevaluated oil and gas properties – United States	2009	2008	2007
Net costs incurred (evaluated) during year:			
Acquisition costs	($203,776)	$308,325	$29,461
Exploration costs	15,337	24,531	(5,396)
Capitalized interest	23,943	10,314	10,212
	($164,496)	$343,170	$34,277

During 2006, we entered into an agreement to participate in the drilling of exploratory wells on two offshore concessions in Bohai Bay, China. After the drilling of three wells, we decided in 2008 not to pursue any additional investments in this area. As a result of this decision, we fully impaired our capitalized costs from activities in China in 2008. The following table discloses certain financial data relative to our oil and gas exploration activities located in Bohai Bay, China:

	Year Ended December 31,	
	2008	2007
Oil and gas properties – China:		
Balance, beginning of year	$37,729	$40,553
Costs incurred during the year (capitalized):		
Exploratory costs	226	(5,590)
Salaries, general and administrative costs	31	-
Interest	1,160	2,766
Total costs incurred during the year	1,417	(2,824)
Balance, end of year (fully evaluated at December 31, 2008 and unevaluated at December 31, 2007)	$39,146	$37,729
Accumulated depreciation, depletion and amortization (DD&A):		
Balance, beginning of year	($8,164)	$ -
Write-down of oil and gas properties	(30,982)	(8,164)
Balance, end of year	($39,146)	($8,164)
Net capitalized costs – China	$ -	$29,565

The following table discloses financial data associated with unevaluated costs in the United States at December 31, 2009:

	Balance as of December 31, 2009	Net Costs Incurred (Evaluated) During the Year Ended December 31,			
		2009	2008	2007	2006 and prior
Acquisition costs	$181,429	($2,326)	$164,637	$8,160	$10,958
Exploration costs	116,399	42,691	25,543	24,243	23,922
Capitalized interest	31,414	19,163	124	6,958	5,169
Total unevaluated costs	$329,242	$59,528	$190,304	$39,361	$40,049

Approximately 115 specifically identified drilling projects are included in unevaluated costs at December 31, 2009 and are expected to be evaluated in the next four years. The excluded costs will be included in the amortization base as the properties are evaluated and proved reserves are established or impairment is determined. Interest costs capitalized on unevaluated properties during the years ended December 31, 2009, 2008 and 2007 totaled $25,573, $26,355 and $16,185, respectively.

NOTE 5 PUBLIC OFFERING:

In June 2009, we sold 8,050,000 shares of our common stock in a public offering at a price of $8.00 per share resulting in net proceeds of approximately $60,447 after deducting the underwriting discount and offering expenses. The net proceeds are reflected in the common stock and additional paid-in capital accounts of our condensed consolidated balance sheet at December 31, 2009.

NOTE 6 ACQUISITIONS AND DIVESTITURES:

Acquisitions

On August 28, 2008, we completed the acquisition of Bois d'Arc in a cash and stock transaction totaling approximately $1,653,312. Bois d'Arc was an independent exploration company engaged in the discovery and production of oil and natural gas in the Gulf of Mexico. The primary factors considered by management in making the acquisition included the belief that the merger would position the combined company as one of the largest independent Gulf of Mexico-focused exploration and production companies, with a solid production base, a strong portfolio for continued development of proved and probable reserves, and an extensive inventory of exploration opportunities. Pursuant to the terms and conditions of the agreement and plan of merger, Stone paid total merger consideration of approximately $935,425 in cash and issued approximately 11.3 million common shares, valued at $63.52 per share. The per share value of the Stone common shares issued was calculated as the average of Stone's closing share price for the two days prior to through the two days after the merger announcement date of April 30, 2008. The cash component of the merger consideration was funded with approximately $510,425 of cash on hand and $425,000 of borrowings from our amended and restated bank credit facility.

The acquisition was accounted for using the purchase method of accounting for business combinations. The acquisition was preliminarily recorded in Stone's consolidated financial statements on August 28, 2008, the date the acquisition closed. The preliminary purchase price allocation was adjusted in the fourth quarter of 2008 as a result of further analysis of the assets acquired, principally proved and unevaluated oil and gas properties, and liabilities assumed, principally asset retirement obligations and deferred taxes, which resulted in an adjustment to the preliminary allocation to goodwill. The adjustments were the result of additional analysis of proved, probable and possible reserves at the time of the acquisition. The following table represents the allocation of the total purchase price of Bois d'Arc to the acquired assets and liabilities of Bois d'Arc.

Fair value of Bois d'Arc's net assets:	
Net working capital, including cash of $15,333	$27,865
Proved oil and gas properties	1,339,117
Unevaluated oil and gas properties	422,183
Fixed and other assets	333
Goodwill	465,985
Deferred tax liability	(467,872)
Dismantlement reserve	(4,239)
Asset retirement obligations	(127,380)
Total fair value of net assets	$1,655,992

The following table represents the breakdown of the consideration paid for Bois d'Arc's net assets.

Consideration paid for Bois d'Arc's net assets:	
Cash consideration paid	$935,425
Stone common stock issued	717,887
Aggregate purchase consideration issued to Bois d'Arc stockholders	1,653,312
Plus:	
Direct merger costs (1)	2,680
Total purchase price	$1,655,992

(1) Direct merger costs include legal and accounting fees, printing fees, investment banking expenses and other merger-related costs.

The allocation of the purchase price included $465,985 of asset valuation attributable to goodwill. Goodwill represents the amount by which the total purchase price exceeds the aggregate fair values of the assets acquired and liabilities assumed in the merger, other than goodwill. Goodwill was not deductible for tax purposes. Goodwill is required to be tested for impairment at least annually. We tested goodwill created in the Bois d'Arc acquisition for impairment on December 31, 2008. A substantial reduction in commodity prices and the existence of a full cost ceiling test write-down in the fourth quarter of 2008 were indications of potential impairment. The reporting unit for the impairment test was Stone Energy Corporation and its consolidated subsidiaries. The fair value of the reporting unit was determined using average quoted market prices for Stone common stock for the two market days prior to through the two market days after December 31, 2008. A control premium of 25% was applied to the market capitalization. The control premium was based on a history of control premiums paid for the acquisition of entities in similar industries. The resulting fair value of the reporting unit was $504,025 below the reporting unit's carrying value. Additional analysis indicated no implied value of the recorded goodwill, resulting in the impairment of the entire amount of goodwill of $465,985 at December 31, 2008.

The following summary pro forma combined statement of operations data of Stone for the years ended December 31, 2008 and 2007 has been prepared to give effect to the merger as if it had occurred on January 1, 2008 and 2007, respectively. The pro forma financial information is not necessarily indicative of the results that might have occurred had the transaction taken place on January 1, 2008 and 2007 and is not intended to be a projection of future results. Future results may vary significantly from the results reflected in the following pro forma financial information because of normal production declines, changes in commodity prices, future acquisitions and divestitures, future development and exploration activities, and other factors.

	Year Ended December 31,	
	2008	**2007**
Revenues	$1,161,761	$1,108,712
Income (loss) from operations	(1,409,589)	294,721
Net income (loss)	(1,083,322)	179,940
Basic earnings (loss) per share	($27.52)	$4.62
Diluted earnings (loss) per share	($27.52)	$4.61

Divestitures

In the second quarter of 2009, we completed the sale of an onshore Louisiana field for cash consideration of approximately $4,909. The estimated asset retirement obligation for this field was $5,941. The sale of these properties was accounted for as an adjustment of capitalized costs with no gain or loss recognized. In the first quarter of 2008, we completed the divesture of a small package of Gulf of Mexico properties which totaled 17.4 Bcfe of reserves at December 31, 2007 for a cash consideration of approximately $14,100 after closing adjustments. The properties that were sold had estimated asset retirement obligations of $32,890.

On June 29, 2007, we completed the sale of substantially all of our Rocky Mountain Region properties and related assets to Newfield Exploration Company for a total consideration of $581,958. At December 31, 2006, the estimated proved reserves associated with these assets totaled 182.4 Bcfe, which represented 31% of our estimated proved oil and natural gas reserves. Sales of oil and gas properties under the full cost method of accounting are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless the adjustment significantly alters the relationship between capitalized costs and reserves.

Since the sale of these oil and gas properties would significantly alter that relationship, we recognized a net gain on the sale of $59,825, computed as follows:

Proceeds from the sale (after post-closing adjustments).....	$581,958
Add: Transfer of asset retirement and other obligations....	1,823
Less: Transaction costs	(6,088)
Carrying value of oil and gas properties	(516,148)
Carrying value of other assets..................................	(1,720)
Net gain on sale	$59,825

The carrying value of the properties sold was computed by allocating total capitalized costs within the U.S. full cost pool between properties sold and properties retained based on their relative fair values.

NOTE 7 – FAIR VALUE MEASUREMENTS:

U.S. GAAP establishes a fair value hierarchy which has three levels based on the reliability of the inputs used to determine the fair value. These levels include: Level 1, defined as inputs such as unadjusted quoted prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for use when little or no market data exists, therefore requiring an entity to develop its own assumptions. Effective June 15, 2009, disclosures about the fair value of financial instruments are required for interim reporting periods of publicly traded companies as well as in annual financial statements.

As of December 31, 2009, we held certain financial assets and liabilities that are required to be measured at fair value on a recurring basis, including our commodity derivative instruments and our investments in money market funds. We utilize the services of an independent third party to assist us in valuing our derivative instruments. We used the income approach in determining the fair value of our derivative instruments utilizing a proprietary pricing model. The model accounts for the credit risk of Stone and its counterparties in the discount rate applied to estimated future cash inflows and outflows. Our swap contracts are included within the Level 2 fair value hierarchy and collar contracts are included within the Level 3 fair value hierarchy. Significant unobservable inputs used in establishing fair value for the collars were the volatility impacts in the pricing model as it relates to the call portion of the collar. For a more detailed description of our derivative instruments, see **Note 13 - Derivative Instruments and Hedging Activities**. We used the market approach in determining the fair value of our investments in money market funds, which are included within the Level 1 fair value hierarchy.

The following tables present our assets and liabilities that are measured at fair value on a recurring basis during the year ended December 31, 2009.

	Fair Value Measurements at December 31, 2009			
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	$15,867	$15,867	$ -	$ -
Hedging contracts	17,994	-	17,994	-
Total	$33,861	$15,867	$17,994	$ -

	Fair Value Measurements at December 31, 2009			
Liabilities	Total	Quoted Prices in Active Markets for Identical Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Hedging contracts	($42,580)	$ -	($42,580)	$ -
Total	($42,580)	$ -	($42,580)	$ -

The table below presents a reconciliation for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2009.

	Hedging Contracts, net
Balance as of January 1, 2009	$68,123
Total gains/(losses) (realized or unrealized):	
Included in earnings	94,934
Included in other comprehensive income	(65,953)
Purchases, sales, issuances and settlements	(97,104)
Transfers in and out of Level 3	-
Balance as of December 31, 2009	$ -
The amount of total gains/(losses) for the period included in earnings attributable to the change in unrealized gain/(losses) relating to derivatives still held at December 31, 2009	$ -

We have applied fair value concepts in recording the assets and liabilities acquired in our acquisition of Bois d'Arc (see **Note 6 - Acquisitions and Divestitures**). In determining the fair value of Bois d'Arc's most significant assets, proved and unevaluated oil and gas properties, we used elements of both the income and market approaches. Future income for oil and gas properties was estimated based on proved, probable, possible and prospective reserve volumes and quoted commodity prices in the futures markets. We then applied appropriate discount rates based on the risk profile of the respective reserve categories. Resulting values from the income approach were compared to ranges of prices paid in the acquisition of similar oil and gas properties in other transactions. Values determined under the income approach were within market ranges.

The fair value of cash and cash equivalents, accounts receivable, accounts payable to vendors and our variable-rate bank debt approximated book value at December 31, 2009 and 2008. As of December 31, 2009 and 2008, the fair value of our $200,000 8¼% Senior Subordinated Notes due 2011 was $200,000 and $145,000, respectively. As of December 31, 2009 and 2008, the fair value of our $200,000 6¾% Senior Subordinated Notes due 2014 was $178,000 and $101,000, respectively. The fair values of our outstanding notes were determined based upon quotes obtained from brokers.

NOTE 8 — ASSET RETIREMENT OBLIGATIONS:

Asset retirement obligations ("ARO") relate to the removal of facilities and tangible equipment at the end of a property's useful life. U.S. GAAP requires that the fair value of a liability to retire an asset be recorded on the balance sheet and that the corresponding cost is capitalized in oil and gas properties. The ARO liability is accreted to its future value and the capitalized cost is depreciated consistent with the UOP method. Our estimate of our asset retirement obligations does not give consideration to the value the related assets could have to other parties.

The change in our ARO during 2009, 2008 and 2007 is set forth below:

	Year Ended December 31,		
	2009	**2008**	**2007**
Asset retirement obligations as of the beginning of the year, including current portion	$256,855	$289,790	$340,376
Liabilities incurred	3,035	2,779	5,279
Liabilities settled	(67,858)	(60,642)	(86,795)
Liabilities assumed	-	128,023	-
Divestment of properties	(5,941)	(32,890)	(1,233)
Accretion expense	33,016	17,392	17,620
Revision of estimates	76,429	(87,597)	14,543
Asset retirement obligations as of the end of the year, including current portion	$295,536	$256,855	$289,790

Due to falling commodity prices and hurricanes, the timing of a substantial portion of our asset retirement obligations was revised in the fourth quarter of 2008 leading to a redetermination of the present value of these obligations. In this redetermination, our credit adjusted risk free interest rate was increased to account for current credit conditions, resulting in a significant downward revision to our asset retirement obligations.

Primarily due to changes in estimated reserve lives, the timing on a substantial portion of our asset retirement obligations was revised in the fourth quarter of 2009 leading to a redetermination of the present value of these obligations. In this redetermination, our credit adjusted risk free rate was decreased to account for current credit conditions contributing to a significant upward revision of our asset retirement obligations.

NOTE 9 — INVENTORY IMPAIRMENT:

For the year ended December 31, 2009, we recorded a write-down of our tubular inventory in the amount of $9,398. This charge was the result of the market value of these tubulars falling below historical cost.

NOTE 10 — INCOME TAXES:

An analysis of our deferred taxes follows:

	As of December 31,	
	2009	**2008**
Temporary differences:		
Oil and gas properties – full cost	($137,797)	($252,273)
Hurricane insurance receivable	(16,316)	(19,373)
Asset retirement obligations	103,438	89,812
Stock compensation	4,296	4,053
Hedges	8,605	(47,198)
Other	7,817	(1,361)
	($29,957)	($226,340)

We estimate that we have incurred approximately $30,376 of current federal income tax expense for the year ended December 31, 2009. This is largely due to a reclassification between current and deferred income tax expense related to a proposed IRS audit adjustment with respect to the timing of certain deductions. We have a $11,110 current income tax payable at December 31, 2009.

Reconciliation between the statutory federal income tax rate and our effective income tax rate as a percentage of income before income taxes follows:

	Year Ended December 31,		
	2009	2008	2007
Income tax expense computed at the statutory federal income tax rate	(35.0%)	(35.0%)	35.0%
Domestic production activities deduction	-	-	(1.6)
State taxes and other	0.2	-	(0.5)
Goodwill impairment	-	10.9	-
Statutory depletion	-	(0.1)	-
Effective income tax rate	(34.8%)	(24.2%)	32.9%

In 2009 and 2007, we recognized a tax deduction for domestic production activities pursuant to Internal Revenue Code Section 199.

Income taxes allocated to accumulated other comprehensive income related to oil and gas hedges amounted to ($54,003), $51,502 and ($10,587) for the years ended December 31, 2009, 2008 and 2007, respectively.

As of December 31, 2009 and 2008, we had unrecognized tax benefits of $25,711 and $1,178, respectively. If recognized, $1,178 of our unrecognized tax benefits would impact our effective tax rate. A reconciliation of the total amounts of unrecognized tax benefits follows:

Total unrecognized tax benefits as of December 31, 2008	$1,178
Increases (decreases) in unrecognized tax benefits as a result of:	
Tax positions taken during a prior period	24,533
Tax positions taken during the current period	-
Settlements with taxing authorities	-
Lapse of applicable statute of limitations	-
Total unrecognized tax benefits as of December 31, 2009	$25,711

The majority of our unrecognized tax benefits pertain to a proposed IRS audit adjustment with respect to the timing of certain deductions. We believe that our unrecognized tax benefits may be reduced to zero within the next 12 months upon completion and ultimate settlement of the current IRS examinations.

It is our policy to classify interest and penalties associated with underpayment of income taxes as interest expense and general and administrative expenses, respectively. We have recognized $3,171 and $54 of interest expense related to uncertain tax positions for the years ended December 31, 2009 and 2008, respectively. We have not recognized any penalties in connection with our uncertain tax positions. The liabilities for unrecognized tax benefits and accrued interest payable are components of other current liabilities on our balance sheet.

The tax years 2005 through 2008 remain subject to examination by major tax jurisdictions.

NOTE 11 — LONG-TERM DEBT:

Long-term debt consisted of the following:

	As of December 31,	
	2009	2008
8¼% Senior Subordinated Notes due 2011	$200,000	$200,000
6¾% Senior Subordinated Notes due 2014	200,000	200,000
Bank debt	175,000	425,000
Total long-term debt	$575,000	$825,000

On August 28, 2008, we entered into an amended and restated revolving credit facility totaling $700,000, maturing on July 1, 2011, with a syndicated bank group. At December 31, 2008, our bank credit facility had a borrowing base of $625,000. On April 29, 2009, the borrowing base was reduced to $425,000. On October 9, 2009, the borrowing base was reaffirmed at $425,000 at the semi-annual redetermination. At December 31, 2009, we had $175,000 of outstanding borrowings under our bank credit facility, letters of credit totaling $63,145 had been issued under the facility, and the weighted average interest rate under the credit facility was 2.7%. On January 26, 2010, we completed a public offering of $275,000 aggregate principal amount of 8.625% Senior Notes due 2017. In connection with this offering, we entered into an amendment to our bank credit facility, which provided that if we issued more than $200,000 of notes, the borrowing base under our bank credit facility would automatically be reduced by an amount equal to 40% of the amount in excess of $200,000. Upon completion of the offering, our borrowing base was automatically reduced from $425,000 to $395,000. As of February 25, 2010, we had $125,000 of outstanding borrowings under our bank credit facility, letters of credit totaling $63,145 had been issued pursuant to the facility, leaving $206,855 of availability under the facility.

The borrowing base under the credit facility is redetermined semi-annually, in May and November, by the lenders taking into consideration the estimated value of our oil and gas properties and those of our direct and indirect material subsidiaries in accordance with the lenders' customary practices for oil and gas loans. In addition, we and the lenders each have discretion at any time, but not more than two additional times in any calendar year, to have the borrowing base redetermined. If a reduction in our borrowing base were to fall below any outstanding balances under the credit facility plus any outstanding letters of credit, our agreement with the banks allows us one of three options to cure the borrowing base deficiency: (1) repay amounts outstanding sufficient to cure the deficiency within 10 days after our written election to do so; (2) add additional oil and gas properties acceptable to the banks to the borrowing base and take such actions necessary to grant the banks a mortgage in the properties within thirty days after our written election to do so or (3) arrange to pay the deficiency in monthly installments over ninety days or some longer period acceptable to the banks not to exceed six months.

The facility is guaranteed by our subsidiary, Stone Offshore. The credit facility is collateralized by substantially all of Stone's and Stone Offshore's assets. Stone and Stone Offshore are required to mortgage, and grant a security interest in, their oil and gas reserves representing at least 80% of the discounted present value of the future net cash flows from their oil and gas reserves reviewed in determining the borrowing base. At Stone's option, loans under the credit facility will bear interest at a rate based on the adjusted London Interbank Offering Rate plus an applicable margin, or a rate based on the prime rate or Federal funds rate plus an applicable margin.

Under the financial covenants of our credit facility, we must (i) maintain a ratio of consolidated debt to consolidated EBITDA, as defined in the credit agreement, for the preceding four quarterly periods of not greater than 3.25 to 1 and (ii) maintain a ratio of EBITDA to consolidated Net Interest, as defined in the credit agreement, for the preceding four quarterly periods of not less than 3.0 to 1.0. As of December 31, 2009 our debt to EBITDA Ratio was 1.14 to 1 and our EBITDA to consolidated Net Interest Ratio was approximately 24.18 to 1. In addition, the credit facility includes certain customary restrictions or requirements with respect to disposition of properties, incurrence of additional debt, change of ownership and reporting responsibilities. These covenants may limit or prohibit us from paying cash dividends but do allow for limited stock repurchases.

On August 1, 2007, we redeemed our Senior Floating Rate Notes at their face value of $225,000. The redemption was funded through the proceeds received from the sale of substantially all of our Rocky Mountain Region properties on June 29, 2007. We recorded a pre-tax charge of $844 in the third quarter of 2007 for the early extinguishment of debt.

On December 15, 2004, we issued $200,000 6¾% Senior Subordinated Notes due 2014. The notes were sold at par value and we received net proceeds of $195,500. The notes are subordinated to our senior unsecured credit facility and rank *pari passu* with our 8¼% Senior Subordinated Notes. There is no sinking fund requirement and the notes are redeemable at our option, in whole but not in part, at any time before December 15, 2009 at a Make-Whole Amount. Beginning December 15, 2009, the notes are redeemable at our option, in whole or in part, at 103.375% of their principal amount and thereafter at prices declining annually to 100% on and after December 15, 2012. The notes provide for certain covenants, which include, without limitation, restrictions on liens, indebtedness, asset sales, dividend payments and other restricted payments. The violation of any of these covenants could give rise to a default, which if not cured could give the holder of the notes a right to accelerate payment. At December 31, 2009, $563 had been accrued in connection with the June 15, 2010 interest payment.

On December 5, 2001, we issued $200,000 8¼% Senior Subordinated Notes due 2011. The notes were sold at par value and we received net proceeds of $195,500. The notes are subordinated to our senior unsecured credit facility and rank *pari passu* with our 6¾% Senior Subordinated Notes. There is no sinking fund requirement and the notes are redeemable at our option, in whole but not in part, at any time before December 15, 2006 at a Make-Whole Amount. Beginning December 15, 2006, the notes are redeemable at our option, in whole or in part, at 104.125% of their principal amount and thereafter at prices declining annually to 100% on and after December 15, 2009. The notes provide for certain covenants, which include, without limitation, restrictions on liens, indebtedness, asset sales, dividend payments and other restricted payments. The violation of any of these covenants could give rise to a default, which if not cured could give the holder of the notes a right to accelerate payment. At December 31, 2009, $688 had been accrued in connection with the June 15, 2010 interest payment. In January and February 2010, these notes were fully redeemed (see **Note 15 - Subsequent Events**).

On August 28, 2008, we entered into supplemental indentures governing the terms of our 8 ¼% Senior Subordinated Notes due 2011 and our 6 ¾% Senior Subordinated Notes due 2014. These notes are now guaranteed by Stone Offshore on an unsecured senior subordinated basis.

Other assets at December 31, 2009 and 2008 included approximately $9,430 and $14,035, respectively, of deferred financing costs, net of accumulated amortization. These costs at December 31, 2009 related primarily to the issuance of the 8¼% notes, the 6¾% notes and the new bank credit facility. The costs associated with the 8¼% notes and the 6¾% notes are being amortized over the life of the notes using a method that applies effective interest rates of 8.6% and 7.1%, respectively. The costs associated with the credit facility are being amortized over the term of the facility.

Total interest cost incurred on all obligations for the years ended December 31, 2009, 2008 and 2007 was $46,934, $39,598 and $48,253 respectively.

NOTE 12 — STOCK-BASED COMPENSATION:

We record stock compensation expense under U.S. GAAP for all unvested stock options and other equity-based compensation. We adopted these provisions using the modified prospective method effective January 1, 2006. For all unvested options outstanding as of January 1, 2006, the previously measured but unrecognized compensation expense, based on the fair value at the original grant date, has been or will be recognized in our financial statements over the remaining vesting period. For equity-based compensation awards granted subsequent to January 1, 2006, compensation expense, based on the fair value on the date of grant, has been or will be recognized in our financial statements over the vesting period.

For the year ended December 31, 2009, we incurred $8,845 of stock based compensation, of which $7,624 related to restricted stock issuances, $1,221 related to stock option grants and of which a total of approximately $2,901 was capitalized into oil and gas properties. For the year ended December 31, 2008, we incurred $13,086 of stock based compensation, of which $10,334 related to restricted stock issuances, $2,572 related to stock option grants and $180 related to employee bonus stock awards and of which a total of approximately $4,681 was capitalized into oil and gas properties. For the year ended December 31, 2007, we incurred $8,775 of stock based compensation, of which $6,177 related to restricted stock issuances and $2,598 related to stock option grants and of which a total of approximately $3,380 was capitalized into oil and gas properties. Because of the non-cash nature of stock based compensation, the expensed portion of stock based compensation is added back to the net income (loss) in arriving at net cash provided by operating activities in our statement of cash flows. The capitalized portion is not included in net cash used in investing activities.

Under our 2009 Amended and Restated Stock Incentive Plan (the "2009 Plan"), we may grant both incentive stock options qualifying under Section 422 of the Internal Revenue Code and options that are not qualified as incentive stock options to all employees and directors. All such options must have an exercise price of not less than the fair market value of the common stock on the date of grant and may not be re-priced without stockholder approval. Stock options to all employees vest ratably over a five-year service-vesting period and expire ten years subsequent to award. Stock options issued to non-employee directors vest ratably over a three-year service-vesting period and expire ten years subsequent to award. In addition, the 2009 Plan provides that shares available under the 2009 Plan may be granted as restricted stock. Restricted stock typically vests over a three-year period.

Stock Options. Stock options granted and related fair values for the years ended December 31, 2009, 2008 and 2007 are listed in the following table. The fair value was determined using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,		
	2009	2008	2007
	(Amounts in table represent actual values except where indicated otherwise)		
Stock options granted	64,474	40,000	25,000
Fair value of stock options granted ($ in thousands)	$321	$980	$342
Weighted average grant date fair value	$4.98	$24.51	$13.66
Assumptions:			
Dividend yield	0.00%	0.00%	0.00%
Expected volatility	44.66%	37.70%	33.01%
Risk-free rate	2.39%	3.65%	4.60%
Expected option life	10.0 years	10.0 years	6.0 years
Forfeiture rate	0.00%	0.00%	0.00%

Expected volatility and expected option life are based on a historical average. The risk-free rate is based on quoted rates on zero-coupon Treasury Securities for terms consistent with the expected option life.

A summary of stock option activity under the Plan during the year ended December 31, 2009 is as follows (amounts in table represent actual values except where indicated otherwise):

	Number of Options	Wgtd. Avg. Exercise Price	Wgtd. Avg. Term	Aggregate Intrinsic Value (in thousands)
Options outstanding, beginning of period	510,779	$45.21		
Granted	64,474	8.64		
Exercised	-	-		$ -
Forfeited	(14,470)	33.59		
Expired	(65,500)	54.15		
Options outstanding, end of period	495,283	39.61	4.7 years	607
Options exercisable, end of period	363,709	44.40	4.1 years	-
Options unvested, end of period	131,574	26.37	7.3 years	607

Exercise prices for stock options outstanding at December 31, 2009 range from $6.97 to $61.58.

A summary of stock option activity under the Plan during the year ended December 31, 2008 is as follows (amounts in table represent actual values except where indicated otherwise):

	Number of Options	Wgtd. Avg. Exercise Price	Wgtd. Avg. Term	Aggregate Intrinsic Value (in thousands)
Options outstanding, beginning of period	931,589	$43.72		
Granted	40,000	44.67		
Exercised	(447,330)	41.84		$9,514
Forfeited	(13,480)	54.74		
Expired	-	-		
Options outstanding, end of period	510,779	45.21	5.0 years	-
Options exercisable, end of period	382,679	45.34	4.3 years	-
Options unvested, end of period	128,100	44.83	7.2 years	-

A summary of stock option activity under the Plan during the year ended December 31, 2007 is as follows (amounts in table represent actual values except where indicated otherwise):

	Number of Options	Wgtd. Avg. Exercise Price	Wgtd. Avg. Term	Aggregate Intrinsic Value (in thousands)
Options outstanding, beginning of period	1,394,835	$42.87		
Granted	25,000	33.19		
Exercised	(127,636)	33.29		$707
Forfeited	(52,490)	37.42		
Expired	(308,120)	44.40		
Options outstanding, end of period	931,589	43.72	4.7 years	5,254
Options exercisable, end of period	736,659	43.74	4.1 years	4,475
Options unvested, end of period	194,930	43.64	7.0 years	779

Restricted Stock. The fair value of restricted shares is determined based on the average of the high and low prices on the issuance date and assumes a 5% forfeiture rate in 2009, 2008 and 2007. During the year ended December 31, 2009, we issued 538,635 shares of restricted stock valued at $5,831. During the year ended December 31, 2008, we issued 278,646 shares of restricted stock valued at $13,352. During the year ended December 31, 2007, we issued 193,084 shares of restricted stock valued at $6,576.

A summary of the restricted stock activity under the Plan for the years ended December 31, 2009, 2008 and 2007 is as follows (amounts in table represent actual values):

	2009		2008		2007	
	Number of Restricted Shares	**Wgtd. Avg. Fair Value Per Share**	**Number of Restricted Shares**	**Wgtd. Avg. Fair Value Per Share**	**Number of Restricted Shares**	**Wgtd. Avg. Fair Value Per Share**
Restricted stock outstanding, beginning of period	408,383	$43.31	311,486	$39.86	328,447	$46.97
Issuances	538,635	10.83	278,646	47.92	193,084	34.06
Lapse of restrictions	(177,123)	41.73	(167,818)	44.62	(114,740)	48.01
Forfeitures	(18,458)	26.74	(13,931)	44.99	(95,305)	42.74
Restricted stock outstanding, end of period	751,437	$20.68	408,383	$43.31	311,486	$39.86

As of December 31, 2009, there was $8,864 of unrecognized compensation cost related to all non-vested share-based compensation arrangements under the Plan. That cost is being amortized on a straight-line basis over the vesting period and is expected to be recognized over a weighted-average period of 1.7 years. Subsequent to December 31, 2009, 285,757 shares of restricted stock were granted under the Plan.

Under U.S. GAAP, if tax deductions exceed book compensation expense, then excess tax benefits are credited to additional paid-in capital to the extent realized. If book compensation expense exceeds tax deductions, the tax deficit results in either a reduction in additional paid-in capital or an increase in income tax expense depending on certain circumstances. Credits to additional paid-in capital for net tax benefits were ($1,648), $2,740 and $458 in 2009, 2008 and 2007, respectively.

NOTE 13 — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:

Our hedging strategy is designed to protect our near and intermediate term cash flow from future declines in oil and natural gas prices. This protection is essential to capital budget planning which is sensitive to expenditures that must be committed to in advance such as rig contracts and the purchase of tubular goods. We enter into hedging transactions to secure a commodity price for a portion of future production that is acceptable at the time of the transaction. These hedges are designated as cash flow hedges upon entering into the contract. We do not enter into hedging transactions for trading purposes. We have no fair value hedges.

The nature of a derivative instrument must be evaluated to determine if it qualifies for hedge accounting treatment. If the instrument qualifies for hedge accounting treatment, it is recorded as either an asset or liability measured at fair value and subsequent changes in the derivative's fair value are recognized in equity through other comprehensive income (loss), net of related taxes, to the extent the hedge is considered effective. Additionally, monthly settlements of effective hedges are reflected in revenue from oil and gas production and cash flows from operations. Instruments not qualifying for hedge accounting are recorded in the balance sheet at fair value and changes in fair value are recognized in earnings through derivative expense (income). Typically, a small portion of our derivative contracts are determined to be ineffective. This is because oil and natural gas price changes in the markets in which we sell our products are not 100% correlative to changes in the underlying price basis indicative in the derivative contract. Monthly settlements of ineffective hedges are recognized in earnings through derivative expense (income) and cash flows from operations.

We have entered into fixed-price swaps with various counterparties for a portion of our expected 2010 and 2011 oil and natural gas production from the Gulf Coast Basin. A portion of our 2009 production was hedged with fixed-price swaps. Some of our fixed-price gas swap settlements are based on an average of New York Mercantile Exchange ("NYMEX") prices for the last three days of a respective month and some are based on the NYMEX price for the last day of a respective month. The fixed-price oil swap settlements are based upon an average of the NYMEX closing price for West Texas Intermediate ("WTI") during the entire calendar month. Swaps typically provide for monthly payments by us if prices rise above the swap price or to us if prices fall below the swap price. Our outstanding fixed-price swap contracts are with J.P. Morgan Chase Bank, N.A., The Toronto-Dominion Bank, Barclays Bank PLC, BNP Paribas and The Bank of Nova Scotia.

During 2009, 2008 and 2007, a portion of our oil and natural gas production was hedged with zero-premium collars. The natural gas collar settlements are based on an average of NYMEX prices for the last three days of a respective month. The oil collar settlements are based on an average of the NYMEX closing price for WTI during the entire calendar month. The collar contracts require payments to the counterparties if the average price is above the ceiling price or payment from the counterparties if the average price is below the floor price.

During 2008, a portion of our natural gas production was also hedged with put contracts. Put contracts are purchased at a rate per unit of hedged production that fluctuates with the commodity futures market. The historical cost of the put contracts represents our maximum cash exposure. We are not obligated to make any further payments under the put contracts regardless of future commodity price fluctuations. Under put contracts, monthly payments are made to us if NYMEX prices fall below the agreed upon floor price, while allowing us to fully participate in commodity prices above the floor.

During the years ended December 31, 2009, 2008 and 2007, certain of our derivative contracts were determined to be partially ineffective because of differences in the relationship between the fixed price in the derivative contract and actual prices realized. During the second half of 2008, as a result of extended shut-ins of production after Hurricanes Gustav and Ike, our September 2008 crude oil and natural gas production levels were below the volumes that we had hedged. Consequently, some of our crude oil and natural gas hedges for September 2008 were deemed to be ineffective.

All of our derivative instruments at December 31, 2009 and December 31, 2008 were designated as hedging instruments. The following tables disclose the location and fair value amounts of derivative instruments reported in our balance sheet at December 31, 2009 and December 31, 2008.

Fair Value of Derivative Instruments at December 31, 2009
(in thousands)

	Asset Derivatives		Liability Derivatives	
Description	**Balance Sheet Location**	**Fair Value**	**Balance Sheet Location**	**Fair Value**
Commodity contracts	Current assets: Fair value of hedging contracts	$16,223	Current liabilities: Fair value of hedging contracts	($34,859)
	Long-term assets: Fair value of hedging contracts	1,771	Long-term liabilities: Fair value of hedging contracts	(7,721)
		$17,994		($42,580)

Fair Value of Derivative Instruments at December 31, 2008
(in thousands)

	Asset Derivatives		Liability Derivatives	
Description	**Balance Sheet Location**	**Fair Value**	**Balance Sheet Location**	**Fair Value**
Commodity contracts	Current assets: Fair value of hedging contracts	$136,072	Long-term liabilities: Fair value of hedging contracts	($1,221)
		$136,072		($1,221)

The following table discloses the effect of derivative instruments in the statement of operations for the years ended December 31, 2009, 2008 and 2007.

The Effect of Derivative Instruments on the Statement of Operations for the Years Ended December 31, 2009, 2008 and 2007
(in thousands)

Derivatives in Cash Flow Hedging Relationships	**Amount of Gain (Loss) Recognized in OCI on Derivative**	**Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) (a)**		**Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)**	
		Location		**Location**	
	2009		**2009**		**2009**
Commodity contracts	($100,292)	Operating revenue - oil/gas production	$163,176	Derivative income (expense), net	$3,061
Total	($100,292)		$163,176		$3,061
	2008		**2008**		**2008**
Commodity contracts	$95,647	Operating revenue - oil/gas production	($19,162)	Derivative income (expense), net	$3,327
Total	$95,647		($19,162)		$3,327
	2007		**2007**		**2007**
Commodity contracts	($19,584)	Operating revenue - oil/gas production	$7,884	Derivative income (expense), net	($666)
Total	($19,584)		$7,884		($666)

(a) For the year ended December 31, 2009, effective hedging contracts increased oil revenue by $61,747 and increased gas revenue by $101,429. For the year ended December 31, 2008, effective hedging contracts decreased oil revenue by $34,435 and increased gas revenue by $15,273. For the year ended December 31, 2007, effective hedging contracts decreased oil revenue by $2,554 and increased gas revenue by $10,438.

On March 3, 2009, we unwound all of our then existing crude oil hedges for the period from April 2009 through December 2009, resulting in proceeds of approximately $59,007. On March 6, 2009, we unwound two of our natural gas hedges for the period from April 2009 through December 2009, resulting in proceeds of approximately $53,814. These amounts (net of the ineffective portion and related deferred income tax effect) were recorded in accumulated other comprehensive income. As the original time periods for these contracts expired, applicable amounts were reclassified into earnings.

At December 31, 2009, we had an accumulated other comprehensive loss of $15,380, net of tax, which related to the fair value of our 2010 and 2011 swap contracts. We believe that approximately $11,656 of the accumulated other comprehensive loss will be reclassified into earnings in the next twelve months.

The following table illustrates our hedging positions for calendar years 2010 and 2011 as of February 25, 2010:

	Fixed-Price Swaps			
	Natural Gas		Oil	
	Daily Volume (MMBtus/d)	Swap Price	Daily Volume (Bbls/d)	Swap Price
2010	20,000	$6.97	2,000	$63.00
2010	20,000	6.50	1,000	64.05
2010	10,000	6.50	1,000	60.20
2010			1,000	75.00
2010			1,000	75.25
2010			4,000 (a)	73.65
2010			2,000 (b)	80.10
2011	10,000	6.83	1,000	70.05
2011			1,000	78.20
2011			1,000	83.00
2011			1,000	83.05

(a) January - March
(b) April - December

NOTE 14 — SHARE REPURCHASE PROGRAM:

On September 24, 2007, our Board of Directors authorized a share repurchase program for an aggregate amount of up to $100,000. The shares may be repurchased from time to time in the open market or through privately negotiated transactions. The repurchase program is subject to business and market conditions, and may be suspended or discontinued at any time. Through December 31, 2009, 300,000 shares had been repurchased under this program at a total cost of $7,071.

NOTE 15 — SUBSEQUENT EVENTS:

We evaluated subsequent events through February 25, 2010, which represents the date our financial statements were issued for the year ended December 31, 2009.

On January 26, 2010, we completed a public offering of $275,000 aggregate principal amount of 8.625% Senior Notes due 2017. In connection with this offering, we entered into an amendment to our bank credit facility, which provided that if we issued more than $200,000 of notes, the borrowing base under our bank credit facility would automatically be reduced by an amount equal to 40% of the amount in excess of $200,000. Upon completion of the offering, our borrowing base was automatically reduced from $425,000 to $395,000. The net proceeds from the offering after deducting underwriting discounts, commissions, estimated fees and expenses totaled $265,961.

In January 2010 we used the proceeds from the 8.625% Senior Notes offering to purchase our 8-1/4% Senior Subordinated Notes due 2011 pursuant to a tender offer and consent solicitation. In February 2010, the remaining 8-1/4% Senior Subordinated Notes were redeemed in full. The total cost of the redemption was $202,382 which included $200,483 to redeem the notes plus accrued and unpaid interest of $1,899. The transaction will result in an after-tax charge to earnings of approximately $1,169 in 2010.

In January 2010, we acquired an approximate 10,000 net acre leasehold position in Appalachia at a cost of approximately $18,000.

NOTE 16 — COMMITMENTS AND CONTINGENCIES:

We lease office facilities in Houston, Texas and Morgantown, West Virginia under the terms of long-term, non-cancelable leases expiring on various dates through 2012. We also lease certain equipment on our oil and gas properties typically on a month-to-month basis. The minimum net annual commitments under all leases, subleases and contracts noted above at December 31, 2009 were as follows:

2010	$473
2011	193
2012	59

Payments related to our lease obligations for the years ended December 31, 2009, 2008 and 2007 were approximately $738, $489 and $530 respectively.

We are contingently liable to surety insurance companies in the amount of $59,812 relative to bonds issued on our behalf to the United States Department of the Interior Minerals Management Service ("MMS"), federal and state agencies and certain third parties from which we purchased oil and gas working interests. The bonds represent guarantees by the surety insurance companies that we will operate in accordance with applicable rules and regulations and perform certain plugging and abandonment obligations as specified by applicable working interest purchase and sale agreements.

We are also named as a defendant in certain lawsuits and are a party to certain regulatory proceedings arising in the ordinary course of business. We do not expect these matters, individually or in the aggregate, will have a material adverse effect on our financial condition.

In connection with our exploration and development efforts, we are contractually committed to the use of drilling rigs and the acquisition of seismic data in the aggregate amount of $28,556 to be incurred over the next year.

OPA imposes ongoing requirements on a responsible party, including the preparation of oil spill response plans and proof of financial responsibility to cover environmental cleanup and restoration costs that could be incurred in connection with an oil spill. Under OPA and a final rule adopted by the MMS in August 1998, responsible parties of covered offshore facilities that have a worst case oil spill of more than 1,000 barrels must demonstrate financial responsibility in amounts ranging from at least $10,000 in specified state waters to at least $35,000 in OCS waters, with higher amounts of up to $150,000 in certain limited circumstances where the MMS believes such a level is justified by the risks posed by the operations, or if the worst case oil-spill discharge volume possible at the facility may exceed the applicable threshold volumes specified under the MMS's final rule. We do not anticipate that we will experience any difficulty in continuing to satisfy the MMS's requirements for demonstrating financial responsibility under OPA and the MMS's regulations.

Franchise Tax Action. We have been served with several petitions filed by the Louisiana Department of Revenue ("LDR") in Louisiana state court claiming additional franchise taxes due of approximately $9,014 plus accrued interest of approximately $4,211. These assessments all relate to the LDR's assertion that sales of crude oil and natural gas from properties located on the Outer Continental Shelf, which are transported through the state of Louisiana, should be sourced to the state of Louisiana for purposes of computing the Louisiana franchise tax apportionment ratio. The claims relate to franchise tax years from 1999 through 2006. The Company disagrees with these contentions and intends to vigorously defend itself against these claims. The franchise tax years 2007 through 2009 for Stone and franchise tax years 2006 through 2008 for Bois d'Arc remain subject to examination, which potentially exposes us to additional estimated assessments of $8,092 plus interest of $4,597.

Federal Securities Action. A consolidated putative class action is pending in the United States District Court for the Western District of Louisiana (the "Federal Court") against Stone, David Welch, Kenneth Beer, D. Peter Canty and James Prince purporting to allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 ("Securities Action"). The consolidated complaint alleges a putative class period to commence on May 2, 2001 and to end on March 10, 2006 and contends that, during the putative class period, defendants, among other things, misstated or failed to disclose (i) that Stone had materially overstated Stone's financial results by overvaluing its oil reserves through improper and aggressive reserve methodologies; (ii) that the Company lacked adequate internal controls and was therefore unable to ascertain its true financial condition; and (iii) that as a result of the foregoing, the values of the Company's proved reserves, assets and future net cash flows were materially overstated at all relevant times.

On October 1, 2007, the Federal Court ordered that (i) the claims asserted against defendants Kenneth Beer and James Prince pursuant to Section 10(b) of the Securities Exchange Act and Rule 10b-5 promulgated thereunder and (ii) claims asserted on behalf of putative class members who sold their Company shares prior to October 6, 2005 be dismissed. The remaining claims are still pending.

On or about May 12, 2008, then Lead Plaintiff El Paso Fireman & Policeman's Pension Fund filed a motion to certify the Securities Action as a class action ("Class Certification Motion"). Defendants filed an opposition to the Class Certification Motion on June 27, 2008. Defendants also filed a Motion for Judgment on the Pleadings and a related Motion to Amend Answer to the Consolidated Class Action Complaint on or about June 11, 2008. In a memorandum ruling filed on February 27,

2009, the Court held that El Paso Fireman & Policeman's Pension Fund did not have capacity to sue or be sued and dismissed it from the lawsuit. Subsequently, the Court denied the Class Certification Motion as moot.

On September 30, 2009, the City of Knoxville Employees' Pension Board ("Knoxville") was appointed as the new lead plaintiff. On October 30, 2009, Knoxville filed a new motion for class certification. On November 25, 2009, all parties advised the Court that they had reached a settlement in principle of all claims in the Securities Action. Because the Securities Action was brought as a putative class action, the proposed settlement is subject to Court approval under Rule 23 of the Federal Rules of Civil Procedure. Knoxville filed on January 11, 2010 a motion for preliminary approval of the settlement, which included as an exhibit a stipulation of settlement signed by counsel for all parties. The stipulation of settlement sets forth all material terms of the settlement, including the settlement payment amount of $10,500 and the complete release of all claims against all defendants in the Securities Action. The settlement payment is being made under the Company's directors and officers liability insurance policy.

The Court issued an order on January 14, 2010 preliminarily approving the settlement (the "January 24, 2010 Order"). The Court has set a Settlement Fairness Hearing to be held on March 23, 2010 in Lafayette, Louisiana. The Court's January 14, 2010 Order sets forth the procedures that must be followed within 120 days of the notice of settlement (which occurred on or about January 22, 2010) by any shareholder that would like to be considered for a distribution of the $10,500 settlement payment. The January 14, 2010 Order also sets for the procedures for making objections to the proposed settlement and for seeking exclusion from (or "opting out" of) the binding settlement, both of which the Court has ordered must be done no later than fourteen (14) days before the Settlement Fairness Hearing.

Derivative Actions. In addition, pending in the Federal Court and in the 15th Judicial District Court, Parish of Lafayette, Louisiana (the "State Court") are actions purportedly alleging claims derivatively on behalf of Stone. The operative complaints in these derivative actions name Stone as a nominal defendant and David Welch, Kenneth Beer, D. Peter Canty, James Prince, James Stone, John Laborde, Peter Barker, George Christmas, Richard Pattarozzi, David Voelker, Raymond Gary, B.J. Duplantis and Robert Bernhard as defendants. (These actions are collectively referred to as the "Derivative Actions.") The State Court action purports to allege claims of breach of fiduciary duty, abuse of control, gross mismanagement, and waste of corporate assets against all defendants, and claims of unjust enrichment and insider selling against certain individual defendants. The Federal Court derivative action purports to assert claims against all defendants for breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment and claims against certain individual defendants for breach of fiduciary duty and violations of the Sarbanes-Oxley Act of 2002. The Federal Court action has been stayed since December 21, 2006.

On February 16, 2010, a stipulation of settlement signed by counsel for all parties to the Derivative Action was filed with the Federal Court. The material terms of the settlement are set forth in detail in this stipulation. The terms include (i) a monetary payment of $300 for attorneys' fees and expenses, and (ii) the continuation of certain corporate governance measures respecting (1) the procedures to be followed by the Company's Reserves Committee, (2) the maintenance of a anonymous reporting policy, and (3) the maintenance of an anonymous third party hotline. The Company anticipates that the $300 payment will be made under the Company's directors and officers liability insurance policy. This proposed settlement is also subject to Federal Court approval under Rule 23.1 of the Federal Rules of Civil Procedure. On February 18, 2010, the Federal Court entered an order preliminarily approving this proposed settlement ("February 18, 2010 Order"). The February 18, 2010 Order set a Settlement Hearing for March 23, 2010 at 1:30 p.m. to consider the propriety of finally approving the proposed settlement and awarding attorneys' fees. The February 18, 2010 Order also sets forth the procedures and deadlines for any shareholder to object to the settlement, which must be done no later than ten (10) calendar days prior to the Settlement Hearing.

Ad Valorem Tax Suit. In August 2009, Gene P. Bonvillain, in his capacity as Assessor for the Parish of Terrebonne, State of Louisiana, filed civil action No. 90-03540 and other consolidated cases in the United States District Court for the Eastern District of Louisiana against approximately thirty oil and gas companies, including Stone, and their respective chief executive officers for allegedly unpaid ad valorem taxes. The amount alleged to be due by Stone for the years 1998 through 2008 is $11,300. The defendants were subsequently served and have filed motions to dismiss this litigation pursuant to Rule 12(b)(6) of the Federal Rules of Civil Procedure. The Company believes that the assessor is in error in his allegations, and the Company intends to vigorously defend this action.

The foregoing pending actions are at an early stage, and we cannot currently predict the manner and timing of the resolution of these matters and are unable to estimate a range of possible losses or any minimum loss from such matters.

Stone's Certificate of Incorporation and/or its Restated Bylaws provide, to the extent permissible under the law of the State of Delaware (Stone's state of incorporation), for indemnification of and advancement of defense costs to Stone's current and former directors and officers for potential liabilities related to their service to Stone. Stone has purchased directors and officers insurance policies that, under certain circumstances, may provide coverage to Stone and/or its officers and directors for certain losses resulting from securities-related civil liabilities and/or the satisfaction of indemnification and advancement obligations owed to directors and officers. These insurance policies may not cover all costs and liabilities incurred by Stone and its current and former officers and directors in these regulatory and civil proceedings.

NOTE 17 — EMPLOYEE BENEFIT PLANS:

We have entered into deferred compensation and disability agreements with certain of our officers and former officers whereby we have purchased split-dollar life insurance policies to provide certain retirement and death benefits for certain of our officers and former officers and death benefits payable to us. The aggregate death benefit of the policies was $449 at December 31, 2009, of which $325 was payable to an officer or his beneficiaries and $124 was payable to us. Total cash surrender value of the policies, net of related surrender charges at December 31, 2009, was approximately $28 and is recorded in other assets. Additionally, the benefits under the deferred compensation agreements vest after certain periods of employment, and at December 31, 2009, the liability for such vested benefits was approximately $904 and is recorded in other long-term liabilities.

The following is a brief description of each incentive compensation plan applicable to our employees:

i. The Amended and Restated Revised Annual Incentive Compensation Plan, which was adopted in November 2007, provides for annual cash incentive bonuses that are tied to the achievement of certain strategic objectives as defined by our board of directors on an annual basis. Stone incurred expenses of $6,402, $2,315, and $5,117, net of amounts capitalized, for each of the years ended December 31, 2009, 2008 and 2007, respectively, related to incentive compensation bonuses to be paid under the revised plan.

ii. At the 2009 Annual Meeting of Stockholders, the stockholders approved the 2009 Amended and Restated Stock Incentive Plan (the "2009 Plan"). The 2009 Plan is an amendment and restatement of the company's 2004 Amended and Restated Stock Incentive Plan (the "2004 Plan") and it supersedes and replaces in its entirety the 2004 Plan. The 2009 Plan provides for the granting of incentive stock options and restricted stock awards or any combination as is best suited to the circumstances of the particular employee or nonemployee director. The number of shares subject to the 2009 Plan was increased by 1,500,000 shares from the 4,225,000 shares of common stock to be reserved for issuance pursuant to the 2004 plan. The 2009 Plan eliminates the automatic grant of stock options or restricted stock awards to Nonemployee Directors that was provided for in the 2004 Plan so that awards under the 2009 Plan are entirely at the discretion of the Board of Directors. Under the 2009 Plan, we may grant both incentive stock options qualifying under Section 422 of the Internal Revenue Code and options that are not qualified as incentive stock options to all employees and directors. All such options must have an exercise price of not less than the fair market value of the common stock on the date of grant and may not be re-priced without stockholder approval. Stock options to all employees vest ratably over a five-year service-vesting period and expire ten years subsequent to award. Stock options issued to non-employee directors vest ratably over a three-year service-vesting period and expire ten years subsequent to award. In addition, the 2009 Plan provides that shares available under the 2009 Plan may be granted as restricted stock. Restricted stock grants typically vest in two or more years at the discretion of the Compensation Committee of the board of directors. At December 31, 2009, we had approximately 1,383,755 additional shares available for issuance pursuant to the Plan.

iii. The Stone Energy 401(k) Profit Sharing Plan provides eligible employees with the option to defer receipt of a portion of their compensation and we may, at our discretion, match a portion or all of the employee's deferral. The amounts held under the plan are invested in various investment funds maintained by a third party in accordance with the directions of each employee. An employee is 20% vested in matching contributions (if any) for each year of service and is fully vested upon five years of service. For the years ended December 31, 2009, 2008 and 2007, Stone contributed $1,161, $1,119 and $870, respectively, to the plan.

iv. The Stone Energy Corporation Deferred Compensation Plan provides eligible executives with the option to defer up to 100% of their compensation for a calendar year and we may, at our discretion, match a portion or all of the participant's deferral based upon a percentage determined by the board of directors. To date there have been no matching contributions made by Stone. The amounts held under the plan are invested in various investment funds maintained by a third party in accordance with the direction of each participant. At December 31, 2009 and 2008, plan assets of $5,149 and $4,052, respectively, were included in other assets. An equal amount of plan liabilities were included in other long-term liabilities.

v. On April 7, 2009, we amended and restated our Executive Change of Control and Severance Plan effective as of December 31, 2008 (as so amended and restated, the "Executive Plan"). The amended and restated Executive Plan also replaced and superseded our Executive Change in Control and Severance Policy that was maintained for certain designated executives (specifically, the CEO and CFO). The Executive Plan will provide the company's officers that are terminated in the event of a change of control and upon certain other terminations of employment with change of control and severance benefits as defined in the Executive Plan. Executives who are terminated within the scope of the Executive Plan will be entitled to certain payments and benefits including the following: a base salary up to the date of termination; in the case of the CEO and CFO, a lump sum severance payment of 2.99 times the sum of his annual pay and any target bonus at the one hundred percent level; a lump sum amount representing a pro rata share of the bonus opportunity up to the date of termination at the then projected rate of payout; in the case of officers other than the CEO and CFO and an involuntary termination occurring outside a change of control period, a lump sum severance payment in an amount equal to the executive's annual base salary; in the case of officers other than the CEO and CFO and an involuntary termination occurring during a change of control period, a lump sum severance payment in an amount equal to 2.99 times the executive's annual base salary; continued health plan coverage for six months and outplacement services. In the case of the CEO and CFO, if the payments would be "excess parachute payments," they will be reduced as necessary to avoid the 20% excise tax under Section 4999 of the Internal Revenue Code (the "Code") but only if the executive is in a better net after-tax position after such reduction. Also, if a payment would be to a "key employee" for purposes of Section 409A of the Code, payment will be delayed until six months after his termination if required to comply with Section 409A. Benefits paid upon a change of control, without regard to whether there is a termination of employment, include the following: lapse of restrictions on restricted stock, accelerated vesting and cash-out of all in-the-money stock options, a 401(k) plan employer matching contribution at the rate of 50%, and a pro-rated portion of the projected bonus, if any, for the year of change of control.

On December 7, 2007, our board of directors approved and adopted the Stone Energy Corporation Employee Change of Control Severance Plan ("Employee Severance Plan"), as amended and restated to comply with the final regulations under Section 409A of the Internal Revenue Code and to provide that said plan will remain in force and effect unless and until terminated by the board. The Employee Severance Plan amended and restated the company's previous Employee Change of Control Severance Plan dated November 16, 2006. The Employee Severance Plan covers all full-time employees other than officers. Severance is triggered by an involuntary termination of employment on and during the 6 month period following a change of control, including a resignation by the employee relating to a change in duties. Employees who are terminated within the scope of the Employee Severance Plan will be entitled to certain payments and benefits including the following: a lump sum equal to (1) his weekly pay times his full years of service, plus (2) one week's pay for each full $10,000 of annual pay, but the sum of (1) and (2) cannot be less than 12 weeks of pay or greater than 52 weeks of pay; continued health plan coverage for six months; and a pro-rated portion of the employee's targeted bonus for the year. Benefits paid upon a change of control, without regard to whether there is a termination of employment, include the following: lapse of restrictions on restricted stock, accelerated vesting and cash-out of all in-the-money stock options, a 401(k) plan employer matching contribution at the rate of 50%, and a lump sum cash payment equal to the product of (i) the number of "restricted shares" of company stock that the employee would have received under the company's stock plan but did not receive for the time-vested portion of his long-term stock incentive award, if any, for the calendar year in which the change of control occurs times (ii) the price per share of the company's common stock utilized in effecting the change of control, provided that such amount shall be prorated by multiplying such amount by the number of full months that have elapsed from January 1 of that calendar year to the effective date of the change of control and then dividing the result by twelve (12).

NOTE 18 — OIL AND GAS RESERVE INFORMATION – UNAUDITED:

Our estimated net proved oil and gas reserves at December 31, 2009 have been prepared in accordance with guidelines established by the SEC. Accordingly, the following reserve estimates are based upon existing economic and operating conditions at the respective dates. In December 2008, the SEC issued a final rule, "Modernization of Oil and Gas Reporting," which adopts revisions to the SEC's oil and gas reporting requirements. Among other things, the revisions: (1) replace the single-day year-end pricing with a twelve-month average pricing assumption; (2) permit the reporting of probable and possible reserves in addition to the existing requirement to disclose proved reserves; (3) allow the use of new technologies to determine proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volumes; (4) require the disclosure of the independence and qualifications of third party preparers of reserves; and (5) require the filing of reports when a third party is relied upon to prepare or audit reserve estimates. We were required to adopt the provisions of the new rule as of December 31, 2009 for this 2009 Annual Report on Form 10-K. In January 2010, the FASB issued its final standard on oil and gas reserves estimation and disclosures aligning its requirements with the SEC's final rule. The new rules are considered a change in accounting principle that is inseparable from a change in accounting estimate, which does not require retroactive revision. Application of the new rules resulted in lower prices at December 31, 2009 for both oil and natural gas than would have resulted under the previous rules. The impact of the new price methodology was to decrease oil reserves by 2.2 million barrels, decrease natural gas reserves by 40.2 Bcf and decrease the standardized measure by an estimated $488,000. There were no other material changes to reserves resulting from the new rules.

There are numerous uncertainties inherent in estimating quantities of proved reserves and in providing the future rates of production and timing of development expenditures. The following reserve data represents estimates only and should not be construed as being exact. In addition, the present values should not be construed as the market value of the oil and gas properties or the cost that would be incurred to obtain equivalent reserves.

The following table sets forth an analysis of the estimated quantities of net proved and proved developed oil (including condensate) and natural gas reserves, all of which are located onshore and offshore the continental United States. Estimated proved oil and natural gas reserves at December 31, 2009 are prepared in accordance with the SEC's new rule, "Modernization of Oil and Gas Reporting".

	Oil (MBbls)	Natural Gas (MMcf)	Oil and Natural Gas (MMcfe)
Estimated proved reserves as of December 31, 2006	41,360	342,782	590,942
Revisions of previous estimates	4,584	27,183	54,688
Extensions, discoveries and other additions	1,635	20,765	30,573
Sale of reserves	(9,905)	(132,559)	(191,988)
Production	(6,088)	(45,088)	(81,617)
Estimated proved reserves as of December 31, 2007	31,586	213,083	402,598
Revisions of previous estimates	(4,416)	(37,509)	(64,007)
Extensions, discoveries and other additions	625	6,246	9,996
Purchase of producing properties	14,680	164,408	252,489
Sale of reserves	(995)	(12,265)	(18,238)
Production	(4,916)	(34,409)	(63,903)
Estimated proved reserves as of December 31, 2008	36,564	299,554	518,935
Revisions of previous estimates	1,964	(53,423)	(41,636)
Extensions, discoveries and other additions	417	12,198	14,703
Sale of reserves	(402)	(300)	(2,714)
Production	(6,207)	(41,335)	(78,577)
Estimated proved reserves as of December 31, 2009	32,336	216,694	410,711
Estimated proved developed reserves:			
as of December 31, 2007	25,172	171,815	322,846
as of December 31, 2008	28,410	227,857	398,317
as of December 31, 2009	24,380	172,452	318,729

The following tables present the standardized measure of future net cash flows related to estimated proved oil and gas reserves together with changes therein, including a reduction for estimated plugging and abandonment costs that are also reflected as a liability on the balance sheet at December 31, 2009. You should not assume that the future net cash flows or the discounted future net cash flows, referred to in the tables below, represent the fair value of our estimated oil and gas reserves. Prior to December 31, 2009, we were required to determine estimated future net cash flows using period-end market prices for oil and gas without considering hedge contracts in place at the end of the period. Effective December 31, 2009, the SEC issued a final rule which changed prices used in reserves calculations. Prices will no longer be based on a single-day, period-end price. Rather, they will be based on either the preceding 12-months' average price based on closing prices on the first day of each month, or prices defined by existing contractual arrangements. The 2009 average 12-month oil and gas prices net of differentials were $58.95 per barrel of oil and $3.49 per Mcf of gas. The average 2008 year-end oil and gas prices net of differentials were $39.70 per barrel of oil and $5.87 per Mcf of gas. The average 2007 year-end oil and gas prices net of differentials were $94.72 per barrel of oil and $7.25 per Mcf of gas. Future production and development costs are based on current costs with no escalations. Estimated future cash flows net of future income taxes have been discounted to their present values based on a 10% annual discount rate.

	Standardized Measure Year Ended December 31,		
	2009	2008	2007
Future cash inflows	$2,663,285	$3,210,283	$4,538,017
Future production costs	(950,434)	(1,131,548)	(915,166)
Future development costs	(912,500)	(1,153,950)	(842,040)
Future income taxes	(38,845)	(8,989)	(734,139)
Future net cash flows	761,506	915,796	2,046,672
10% annual discount	(146,519)	(122,692)	(525,083)
Standardized measure of discounted future net cash flows	$614,987	$793,104	$1,521,589

	Changes in Standardized Measure Year Ended December 31,		
	2009	2008	2007
Standardized measure at beginning of year	$793,104	$1,521,589	$1,248,830
Sales and transfers of oil and gas produced, net of production costs	(546,737)	(618,618)	(593,605)
Changes in price, net of future production costs	284,504	(2,209,114)	857,529
Extensions and discoveries, net of future production and development costs	21,249	37,201	114,729
Changes in estimated future development costs, net of development costs incurred during the period	183,058	98,029	(25,223)
Revisions of quantity estimates	(150,609)	(220,387)	363,783
Accretion of discount	79,904	203,715	142,605
Net change in income taxes	(27,436)	509,621	(338,336)
Purchases of reserves in-place	-	1,514,487	-
Sales of reserves in-place	3,152	(45,822)	(202,648)
Changes in production rates due to timing and other	(25,202)	2,403	(46,075)
Net increase (decrease) in standardized measure	(178,117)	(728,485)	272,759
Standardized measure at end of year	$614,987	$793,104	$1,521,589

NOTE 19 — SUMMARIZED QUARTERLY FINANCIAL INFORMATION – UNAUDITED:

	Three Months Ended			
	March 31,	June 30,	Sept. 30,	Dec. 31,
2009				
Operating revenue	$142,943	$170,312	$202,719	$199,620
Income (loss) from operations	(343,368) (a)	45,679	82,886	(92,909) (b)
Net income (loss) attributable to Stone Energy	(225,866) (a)	27,168	51,053	(64,063) (b)
Basic earnings (loss) per common share attributable to Stone Energy Corp. stockholders	($5.73)	$0.65	$1.06	($1.35)
Diluted earnings (loss) per common share attributable to Stone Energy Corp. stockholders	($5.73)	$0.65	$1.06	($1.35)

(a) Includes a ceiling test write-down of $340,083 before taxes ($221,054 after taxes).
(b) Includes a ceiling test write-down of $165,057 before taxes ($107,287 after taxes).

	March 31,	June 30,	Sept. 30,	Dec. 31,
2008				
Operating revenue	$203,233	$262,962	$172,355	$166,104
Income (loss) from operations	92,292	124,262	55,250	(1,776,842) (b)
Net income (loss) attributable to Stone Energy	62,242	82,811	34,121	(1,316,405) (b)
Basic earnings (loss) per common share attributable to Stone Energy Corp. stockholders	$2.24	$2.95	$1.05	($33.40)
Diluted earnings (loss) per common share attributable to Stone Energy Corp. stockholders	$2.22	$2.91	$1.04	($33.40)

(b) Includes a ceiling test write-down of $1,290,544 before taxes ($838,854 after taxes) and goodwill impairment of $465,985 (no tax effect).

NOTE 20 – GUARANTOR FINANCIAL STATEMENTS:

Stone Offshore is an unconditional guarantor (the "Guarantor Subsidiary") of our 8¼% Senior Subordinated Notes due 2011 and 6¾% Senior Subordinated Notes due 2014 (see **Note 11 – Long-Term Debt**). Our remaining subsidiaries (the "Non-Guarantor Subsidiaries") have not provided guarantees. The following presents consolidating financial information as of December 31, 2009 and 2008 and for the years ended December 31, 2009 and 2008 on an issuer (parent company), guarantor subsidiary, non-guarantor subsidiary, and consolidated basis. Elimination entries presented are necessary to combine the entities. There were no subsidiary guarantees of any of our debt for the year ended December 31, 2007.

CONSOLIDATING BALANCE SHEET (UNAUDITED)
DECEMBER 31, 2009
(In thousands of dollars)

	Parent	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Current assets:					
Cash and cash equivalents	$64,830	$3,963	$500	$ -	$69,293
Accounts receivable	53,396	169,053	144	(104,464)	118,129
Fair value of hedging contracts	16,223	-	-	-	16,223
Deferred tax asset	14,571	-	-	-	14,571
Inventory	8,145	572	-	-	8,717
Other current assets	771	43	-	-	814
Total current assets	157,936	173,631	644	(104,464)	227,747
Oil and gas properties – United States					
Proved, net	76,066	774,980	5,421	-	856,467
Unevaluated	226,289	102,953	-	-	329,242
Building and land, net	5,723	-	-	-	5,723
Fixed assets, net	4,084	-	-	-	4,084
Other assets, net	29,208	-	-	-	29,208
Fair value of hedging contracts	1,771	-	-	-	1,771
Investment in subsidiary	568,794	1,639	-	(570,433)	-
Total assets	$1,069,871	$1,053,203	$6,065	($674,897)	$1,454,242
Liabilities and Stockholders' Equity					
Current liabilities:					
Accounts payable to vendors	$135,519	$35,247	$561	($104,464)	$66,863
Undistributed oil and gas proceeds	14,828	452	-	-	15,280
Fair value of hedging contracts	34,859	-	-	-	34,859
Asset retirement obligations	9,597	20,918	-	-	30,515
Current income tax payable	11,110	-	-	-	11,110
Other current liabilities	42,224	759	-	-	42,983
Total current liabilities	248,137	57,376	561	(104,464)	201,610
Long-term debt	575,000	-	-	-	575,000
Deferred taxes *	(177,883)	171,140	-	51,271	44,528
Asset retirement obligations	73,863	186,545	4,613	-	265,021
Fair value of hedging contracts	7,721	-	-	-	7,721
Other long-term liabilities	11,699	6,713	-	-	18,412
Total liabilities	738,537	421,774	5,174	(53,193)	1,112,292
Commitments and contingencies					
Stockholders' equity:					
Common stock	475	-	-	-	475
Treasury stock	(860)	-	-	-	(860)
Additional paid-in capital	1,324,336	2,016,364	1,639	(2,017,929)	1,324,410
Retained earnings (deficit)	(977,237)	(1,384,935)	(748)	1,396,225	(966,695)
Accumulated other comprehensive loss	(15,380)	-	-	-	(15,380)
Total Stone Energy stockholders' equity	331,334	631,429	891	(621,704)	341,950
Non-controlling interest	-	-	-	-	-
Total stockholders' equity	331,334	631,429	891	(621,704)	341,950
Total liabilities and stockholders' equity	$1,069,871	$1,053,203	$6,065	($674,897)	$1,454,242

* Deferred income taxes have been allocated to guarantor subsidiary where related oil and gas properties reside.

CONSOLIDATING BALANCE SHEET (UNAUDITED)
DECEMBER 31, 2008
(In thousands of dollars)

	Parent	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Current assets:					
Cash and cash equivalents	$67,122	$818	$197	$ -	$68,137
Accounts receivable	119,918	32,080	99	(456)	151,641
Fair value of hedging contracts	136,072	-	-	-	136,072
Current income tax receivable	29,480	1,703	-	-	31,183
Inventory	32,965	2,710	-	-	35,675
Other current assets	1,356	57	-	-	1,413
Total current assets	386,913	37,368	296	(456)	424,121
Oil and gas properties – United States					
Proved, net	654,048	474,953	1,582	-	1,130,583
Unevaluated	218,297	275,441	-	-	493,738
Building and land, net	5,615	-	-	-	5,615
Fixed assets, net	5,068	258	-	-	5,326
Other assets, net	46,620	-	-	-	46,620
Investment in subsidiary	199,932	1,475	-	(201,407)	-
Total assets	$1,516,493	$789,495	$1,878	($201,863)	$2,106,003
Liabilities and Stockholders' Equity					
Current liabilities:					
Accounts payable to vendors	$82,129	$61,582	$761	($456)	$144,016
Undistributed oil and gas proceeds	37,517	365	-	-	37,882
Deferred taxes	32,416	-	-	-	32,416
Asset retirement obligations	45,634	25,075	-	-	70,709
Other current liabilities	13,861	1,898	-	-	15,759
Total current liabilities	211,557	88,920	761	(456)	300,782
Long-term debt	825,000	-	-	-	825,000
Deferred taxes *	25,315	117,338	-	51,271	193,924
Asset retirement obligations	133,109	52,787	250	-	186,146
Fair value of hedging contracts	1,221	-	-	-	1,221
Other long-term liabilities	11,751	-	-	-	11,751
Total liabilities	1,207,953	259,045	1,011	50,815	1,518,824
Commitments and contingencies					
Stockholders' equity:					
Common stock	394	-	-	-	394
Treasury stock	(860)	-	-	-	(860)
Additional paid-in capital	1,257,633	1,647,428	1,474	(1,648,902)	1,257,633
Retained earnings (deficit)	(1,033,539)	(1,116,978)	(694)	1,396,224	(754,987)
Accumulated other comprehensive income	84,912	-	-	-	84,912
Total Stone Energy stockholders' equity	308,540	530,450	780	(252,678)	587,092
Non-controlling interest	-	-	87	-	87
Total stockholders' equity	308,540	530,450	867	(252,678)	587,179
Total liabilities and stockholders' equity	$1,516,493	$789,495	$1,878	($201,863)	$2,106,003

* Deferred income taxes have been allocated to guarantor subsidiary where related oil and gas properties reside.

CONSOLIDATING STATEMENT OF OPERATIONS (UNAUDITED)
YEAR ENDED DECEMBER 31, 2009
(In thousands of dollars)

	Parent	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating revenue:					
Oil production	$136,513	$302,429	$ -	$ -	$438,942
Gas production	123,511	148,842	-	-	272,353
Derivative income, net	3,061	-	-	-	3,061
Total operating revenue	263,085	451,271	-	-	714,356
Operating expenses:					
Lease operating expenses	36,563	120,223	-	-	156,786
Other operational expense	2,400	-	-	-	2,400
Production taxes	6,022	1,898	-	-	7,920
Depreciation, depletion, amortization	47,695	211,465	479	-	259,639
Write-down of oil and gas properties	-	505,140	-	-	505,140
Accretion expense	9,768	23,203	45	-	33,016
Impairment of inventory	8,342	1,056	-	-	9,398
Salaries, general and administrative	41,178	184	5	-	41,367
Incentive compensation expense	6,402	-	-	-	6,402
Total operating expenses	158,370	863,169	529	-	1,022,068
Income (loss) from operations	104,715	(411,898)	(529)	-	(307,712)
Other (income) expenses:					
Interest expense	21,183	178	-	-	21,361
Interest income	(515)	(13)	-	-	(528)
Other (income) expense, net	(3,524)	223	(553)	-	(3,854)
Total other (income) expenses	17,144	388	(553)	-	16,979
Income (loss) before taxes	87,571	(412,286)	24	-	(324,691)
Provision (benefit) for income taxes:					
Current	30,376	-	-	-	30,376
Deferred	892	(144,278)	-	-	(143,386)
Total income taxes	31,268	(144,278)	-	-	(113,010)
	56,303	(268,008)	24	-	(211,681)
Less: net income attributable to non-controlling interest	-	-	27	-	27
Net income (loss) attributable to Stone Energy Corporation	$56,303	($268,008)	($3)	$ -	($211,708)

CONSOLIDATING STATEMENT OF OPERATIONS (UNAUDITED)
YEAR ENDED DECEMBER 31, 2008
(In thousands of dollars)

	Parent	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating revenue:					
Oil production	$444,826	$16,224	$ -	$ -	$461,050
Gas production	305,637	31,028	-	-	336,665
Derivative income, net	3,327	-	-	-	3,327
Total operating revenue	753,790	47,252	-	-	801,042
Operating expenses:					
Lease operating expenses	142,513	28,594	-	-	171,107
Production taxes	7,722	268	-	-	7,990
Depreciation, depletion, amortization	252,021	36,310	53	-	288,384
Write-down of oil and gas properties	327,891	981,512	-	-	1,309,403
Goodwill impairment	-	465,985	-	-	465,985
Impairment of investment in subsidiary	1,447,497	-	-	(1,447,497)	-
Accretion expense	15,887	1,492	13	-	17,392
Salaries, general and administrative	42,949	555	-	-	43,504
Incentive compensation expense	2,315	-	-	-	2,315
Total operating expenses	2,238,795	1,514,716	66	(1,447,497)	2,306,080
Income (loss) from operations	(1,485,005)	(1,467,464)	(66)	1,447,497	(1,505,038)
Other (income) expenses:					
Interest expense	13,212	31	-	-	13,243
Interest income	(11,223)	(27)	-	-	(11,250)
Other (income) expense, net	(6,550)	45	705	-	(5,800)
Total other (income) expenses	(4,561)	49	705	-	(3,807)
Income (loss) before taxes	(1,480,444)	(1,467,513)	(771)	1,447,497	(1,501,231)
Provision (benefit) for income taxes:					
Current	6,998	-	-	-	6,998
Deferred	(71,657)	(350,535)	-	51,271	(370,921)
Total income taxes	(64,659)	(350,535)	-	51,271	(363,923)
	(1,415,785)	(1,116,978)	(771)	1,396,226	(1,137,308)
Less: net loss attributable to non-controlling interest	-	-	(77)	-	(77)
Net income (loss) attributable to Stone Energy Corporation	($1,415,785)	($1,116,978)	($694)	$1,396,226	($1,137,231)

CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)
YEAR ENDED DECEMBER 31, 2009
(In thousands of dollars)

	Parent	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:					
Net income (loss)	$56,303	($268,008)	$24	$ -	($211,681)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:					
Depreciation, depletion and amortization	47,695	211,465	479	-	259,639
Write-down of oil and gas properties	-	505,140	-	-	505,140
Impairment of inventory	8,342	1,056	-	-	9,398
Accretion expense	9,768	23,203	45	-	33,016
Deferred income tax provision (benefit)	892	(144,278)	-	-	(143,386)
Settlement of asset retirement obligations	(9,364)	(57,416)	-	-	(66,780)
Non-cash stock compensation expense	5,944	-	-	-	5,944
Excess tax benefits	(2)	-	-	-	(2)
Non-cash derivative expense	5,142	-	-	-	5,142
Other non-cash expenses	1,573	-	-	-	1,573
Change in current income taxes	64,481	1,704	-	-	66,185
(Increase) decrease in accounts receivable	177,984	(127,809)	440	(456)	50,159
Increase in other current assets	585	42	-	-	627
Increase in inventory	16,478	1,083	-	-	17,561
Decrease in accounts payable	(5,652)	(3,787)	(761)	-	(10,200)
Increase in other current liabilities	(19,448)	5,017	-	-	(14,431)
Other	739	(856)	-	-	(117)
Net cash provided by operating activities	361,460	146,556	227	(456)	507,787
Cash flows from investing activities:					
Investment in oil and gas properties	(177,341)	(143,405)	76	456	(320,214)
Proceeds from sale of oil and gas properties, net of expenses	5,553	-	-	-	5,553
Sale of fixed assets	-	35	-	-	35
Investment in fixed and other assets	(1,412)	-	-	-	(1,412)
Acquisition of non-controlling interest in subsidiary	-	(41)	-	-	(41)
Net cash provided by (used in) investing activities	(173,200)	(143,411)	76	456	(316,079)
Cash flows from financing activities:					
Repayments of bank borrowings	(250,000)	-	-	-	(250,000)
Deferred financing costs	(141)	-	-	-	(141)
Excess tax benefits	2	-	-	-	2
Proceeds from stock offering	60,447	-	-	-	60,447
Purchase of treasury stock	(347)	-	-	-	(347)
Net proceeds from exercise of stock options and vesting of restricted stock	(513)	-	-	-	(513)
Net cash used in financing activities	(190,552)	-	-	-	(190,552)
Net increase (decrease) in cash and cash equivalents	(2,292)	3,145	303	-	1,156
Cash and cash equivalents, beginning of period	67,122	818	197	-	68,137
Cash and cash equivalents, end of period	$64,830	$3,963	$500	$ -	$69,293

CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)
YEAR ENDED DECEMBER 31, 2008
(In thousands of dollars)

	Parent	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:					
Net income (loss)	($1,415,785)	($1,116,978)	($771)	$1,396,226	($1,137,308)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:					
Depreciation, depletion and amortization	252,021	36,310	53	-	288,384
Write-down of oil and gas properties	327,891	981,512	-	-	1,309,403
Goodwill impairment	-	465,985	-	-	465,985
Impairment of investment in subsidiary	1,447,497	-	-	(1,447,497)	-
Accretion expense	15,887	1,492	13	-	17,392
Deferred income tax benefit	(71,657)	(350,535)	-	51,271	(370,921)
Settlement of asset retirement obligations	(47,617)	(1,625)	-	-	(49,242)
Non-cash stock compensation expense	8,405	-	-	-	8,405
Excess tax benefits	(3,045)	-	-	-	(3,045)
Non-cash derivative expense	(2,592)	-	-	-	(2,592)
Other non-cash expenses	1,687	-	-	-	1,687
Decrease in current income taxes payable	(87,110)	-	-	-	(87,110)
(Increase) decrease in accounts receivable	70,983	39,182	68	456	110,689
Increase in other current assets	(824)	(42)	-	-	(866)
Increase in inventory	(32,965)	(565)	-	-	(33,530)
Decrease in accounts payable	12,718	11,455	777	-	24,950
Increase in other current liabilities	(299)	(17,481)	-	-	(17,780)
Investment in hedging contracts	(1,914)	-	-	-	(1,914)
Other	3,724	(3,833)	-	-	(109)
Net cash provided by operating activities	477,005	44,877	140	456	522,478
Cash flows from investing activities:					
Acquisition of Bois d'Arc Energy, Inc.	(929,542)	6,771	57	-	(922,714)
Investment in oil and gas properties	(395,848)	(50,467)	-	(456)	(446,771)
Proceeds from sale of oil and gas properties, net of expenses	13,339	-	-	-	13,339
Sale of fixed assets	4	-	-	-	4
Investment in fixed and other assets	(1,402)	(363)	-	-	(1,765)
Net cash provided by (used in) investing activities	(1,313,449)	(44,059)	57	(456)	(1,357,907)
Cash flows from financing activities:					
Proceeds from bank borrowings	425,000	-	-	-	425,000
Deferred financing costs	(8,766)	-	-	-	(8,766)
Excess tax benefits	3,045	-	-	-	3,045
Expenses for stock offering	(54)	-	-	-	(54)
Purchase of treasury stock	(6,724)	-	-	-	(6,724)
Net proceeds from exercise of stock options and vesting of restricted stock	15,939	-	-	-	15,939
Net cash provided by financing activities	428,440	-	-	-	428,440
Net increase (decrease) in cash and cash equivalents	(408,004)	818	197	-	(406,989)
Cash and cash equivalents, beginning of period	475,126	-	-	-	475,126
Cash and cash equivalents, end of period	$67,122	$818	$197	$ -	$68,137

GLOSSARY OF CERTAIN INDUSTRY TERMS

The following is a description of the meanings of some of the oil and gas industry terms used in this Form 10-K. The revisions and additions to the definition section in Rule 4-10(a) of Regulation S-X contained in the SEC's new rule, "Modernization of Oil and Gas Reporting", are included. The definitions of proved developed reserves, proved reserves and proved undeveloped reserves have been abbreviated from the new rule.

Bcf. One billion cubic feet of gas.

Bcfe. One billion cubic feet of gas equivalent. Determined using the ratio of one barrel of crude oil to six mcf of natural gas.

Bbl. One stock tank barrel, or 42 U.S. gallons of liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

Btu. British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

Exploratory well. A well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir.

Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field that are separated vertically by intervening impervious, strata, or laterally by local geologic barriers, or by both. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms *structural feature* and *stratigraphic condition* are intended to identify localized geological features as opposed to the broader terms of basins, trends, provinces, plays, areas-of-interest, etc.

Gross acreage or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

LIBOR. Represents the London Inter-Bank Offering Rate of interest.

Liquidity. The ability to obtain cash quickly either through the conversion of assets or the incurrence of liabilities.

MBbls. One thousand barrels of crude oil or other liquid hydrocarbons.

Mcf. One thousand cubic feet of gas.

Mcfe. One thousand cubic feet of gas equivalent. Determined using the ratio of one barrel of crude oil to six mcf of natural gas.

MMBbls. One million barrels of crude oil or other liquid hydrocarbons.

MMBtu. One million Btus.

MMcf. One million cubic feet of gas.

MMcfe. One million cubic feet of gas equivalent. Determined using the ratio of one barrel of crude oil to six mcf of natural gas.

Make-Whole Amount. The greater of 104.125% of the principal amount of the 8¼% Notes (103.375% of the principal amount of the 63/4% Notes)and the sum of the present values of the remaining scheduled payments of principal and interest discounted to the date of redemption on a semiannual basis at the applicable treasury rate plus 50 basis points.

Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells expressed as whole numbers and fractions of whole numbers.

Overriding royalty interest. An interest in an oil and gas property entitling the owner to a share of oil or gas production free of production and capital costs.

Pari Passu. The term is Latin and translates to "without partiality." Commonly refers to two securities or obligations having equal rights to payment.

Primary term lease. An oil and gas property with no existing production, in which Stone has a specific time frame to establish production without losing the rights to explore the property.

Productive well. A well that is found to be mechanically capable of producing hydrocarbons in sufficient quantities that proceeds from the sale of such production exceeds production expenses and taxes.

Proved developed reserves. Proved reserves that can be expected to be recovered (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction technology equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved oil and gas reserves. Those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Reasonable certainty is defined as "much more likely to be achieved than not".

Proved undeveloped reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Standardized measure of discounted future net cash flows. The standardized measure represents value-based information about an enterprise's proved oil and gas reserves based on estimates of future cash flows, including income taxes, from production of proved reserves assuming continuation of certain economic and operating conditions. Future cash flows are based on a twelve-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the twelve month period prior to the end of the reporting period.

Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil and gas regardless of whether such acreage contains proved reserves.

Working interest. An operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and to receive a share of production.

STONE ENERGY EMPLOYEES



Lafayette, LA



Morgantown, WV



Houston, TX

CORPORATE INFORMATION

Stone Energy Corporation
625 East Kaliste Saloom Road
Lafayette, Louisiana 70508
(337) 237-0410
www.StoneEnergy.com

Houston Office
16800 Greenspoint Park Drive
Suite 225 South
Houston, Texas 77060
(281) 872-1999

Morgantown Office
6000 Hampton Drive, Suite B
Morgantown, WV 26505
(304) 599-1457

Investor Relations
Kenneth H. Beer
P.O. Box 52807
Lafayette, Louisiana 70505
(337) 237-0410
CFO@StoneEnergy.com
NYSE: SGY

Independent Auditors
Ernst & Young LLP
3900 One Shell Square
701 Poydras Street
New Orleans, Louisiana 70139-9869

Annual Meeting
The Company's Annual Meeting of Stockholders will be held at 10:00 a.m. on May 21, 2010 at the Windsor Court Hotel, New Orleans, Louisiana.

Form 10-K
Copies of the company's Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained upon request to Investor Relations or through the company's website at www.StoneEnergy.com. Quarterly reports and press release information also may be accessed through the website.

Transfer Agent and Registrar
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, New Jersey 07310
(800) 635-9270
www.bnymellon.com/shareowner/isd

Annual CEO Certification
The Annual CEO Certification regarding the New York Stock Exchange's corporate governance listing standards required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual was provided to the New York Stock Exchange on June 8, 2009.


STONE
ENERGY

Stone Energy Corporation
625 East Kaliste Saloom Road
Lafayette, Louisiana 70508
Phone (337) 237-0410
Fax (337) 521-9880
www.StoneEnergy.com




STONE
ENERGY

STONE ENERGY CORPORATION

625 E. Kaliste Saloom Road
Lafayette, Louisiana 70508

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
Friday, May 21, 2010

To the Stockholders of Stone Energy Corporation:

The 2010 Annual Meeting of Stockholders (the "Annual Meeting") of Stone Energy Corporation (the "Company") will be held on Friday, May 21, 2010 at 10:00 a.m., local time, at the Windsor Court Hotel, 300 Gravier Street, New Orleans, Louisiana 70130, for the following purposes:

(1) To elect ten individuals to the Company's Board of Directors;

(2) To ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2010; and

(3) To transact such other business as may properly come before the Annual Meeting or any adjournment(s) or postponement(s) thereof.

Information relevant to these matters is set forth in the accompanying proxy statement.

The close of business on March 25, 2010 was fixed as the record date for the determination of stockholders entitled to receive notice of and to vote at the Annual Meeting or any adjournment(s) or postponement(s) thereof.

You are cordially invited to attend the Annual Meeting. Whether or not you plan to attend the Annual Meeting, we ask that you vote as soon as possible. You may vote by mailing a completed proxy card, by telephone or via the Internet. For detailed information regarding voting instructions, please refer to the section entitled "Voting Rights and Solicitation—Voting by Mail, via the Internet or by Telephone" in the accompanying proxy statement.

By Order of the Board of Directors,

Andrew L. Gates, III

Lafayette, Louisiana
April 9, 2010

Andrew L. Gates, III
Senior Vice President, General Counsel and Secretary

IMPORTANT NOTICE REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDERS MEETING TO BE HELD ON MAY 21, 2010

This Notice of Annual Meeting of Stockholders, the Proxy Statement for the 2010 Annual Meeting of Stockholders, the 2009 Annual Report to Stockholders and the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 of Stone Energy Corporation are available at http://bnymellon.mobular.net/bnymellon/sgy.

TABLE OF CONTENTS

STONE ENERGY CORPORATION

625 E. Kaliste Saloom Road
Lafayette, Louisiana 70508
(337) 237-0410

PROXY STATEMENT

These proxy materials are furnished to you in connection with the solicitation by and on behalf of the Board of Directors (the "Board") of Stone Energy Corporation ("we", "our", "Stone" or the "Company") for use at the Annual Meeting to be held on Friday, May 21, 2010 at 10:00 a.m., local time, at the Windsor Court Hotel, 300 Gravier Street, New Orleans, Louisiana 70130, or at any adjournment(s) or postponement(s) thereof (the "Annual Meeting"). The Windsor Court Hotel is conveniently located in the heart of the Central Business District in downtown New Orleans and is directly across from Harrah's Casino within 3 blocks walking distance of the French Quarter, Mississippi River and Warehouse/Arts District; please go to www.windsorcourthotel.com for more information.

The solicitation of proxies by the Board will be conducted primarily by mail. In addition, officers, directors and employees of Stone may solicit proxies personally or by telephone, facsimile or electronic means. These officers, directors and employees will not receive any extra compensation for these services. We have retained BNY Mellon Shareowner Services to host Stone's required cookies-free website for proxy materials for a fee of $8,000, to aid in the distribution of proxy materials, and to provide voting and tabulation services for the Annual Meeting. In addition, we will reimburse brokers, banks, and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of our common stock. The costs of the solicitation, including the cost of the preparation, assembly, printing and mailing of this proxy statement, the proxy card and any additional information furnished to stockholders, will be borne by Stone.

These proxy materials are being mailed to our stockholders on or about April 9, 2010.

PURPOSE OF MEETING

The specific proposals to be considered and acted upon at the Annual Meeting are summarized in the accompanying Notice of Annual Meeting of Stockholders. Each proposal is described in more detail in this proxy statement.

VOTING RIGHTS AND SOLICITATION

Voting; Revocation

At the close of business on March 25, 2010, the record date for the determination of stockholders entitled to receive notice of and to vote at the Annual Meeting, there were 48,463,202 shares of common stock outstanding, each share of which is entitled to one vote. Common stock is the only class of outstanding securities of Stone entitled to receive notice of and to vote at the Annual Meeting.

If you are a registered stockholder, you may revoke your proxy at any time before the shares are voted at the Annual Meeting by:

- timely submitting a proxy with new voting instructions using the telephone or Internet voting system;
- voting in person at the Annual Meeting by completing a ballot; however, attending the Annual Meeting without completing a ballot will not revoke any previously submitted proxy;
- timely delivery of a valid, later-dated executed proxy card; or
- filing an instrument of revocation received by the Secretary of Stone Energy Corporation at 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508, by 10:00 a.m. on May 14, 2010.

If you are a street-name stockholder and you vote by proxy, you may change your vote by submitting new voting instructions to your bank, broker or nominee in accordance with that entity's procedures.

In the absence of a revocation, shares represented by the proxies will be voted at the Annual Meeting.

Voting by Mail, via the Internet or by Telephone

Registered Stockholders. Stockholders whose shares are registered in their own name may vote by mailing a completed proxy card, via the Internet or by telephone. Instructions for voting via the Internet or by telephone are set forth on the enclosed proxy card. To vote by mailing a proxy card, sign, date and return the enclosed proxy card in the enclosed prepaid and addressed envelope and your shares will be voted at the Annual Meeting in the manner you direct. In the event no directions are specified, the proxies will be voted FOR each of the nominees of the Board, FOR the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010, and in the discretion of the proxy holders (Richard A. Pattarozzi, David H. Welch and B.J. Duplantis) as to any other matters that may properly come before the Annual Meeting.

Street Name Holders. If your shares are registered in the name of a bank or brokerage firm and you have not elected to receive your proxy materials electronically, you may nevertheless be eligible to vote your shares over the Internet or by telephone rather than by mailing a completed voting instruction card provided by the bank or brokerage firm. Please check the voting instructions card provided by your bank or brokerage firm for availability and instructions. If Internet or telephone voting is unavailable from your bank or brokerage firm, please complete and return the enclosed voting instruction card in the prepaid and addressed envelope provided.

Quorum; Required Votes

The presence at the Annual Meeting of a majority of shares of our common stock issued and outstanding and entitled to vote, present in person or by proxy, is necessary to constitute a quorum. Each vote represented at the Annual Meeting in person or by proxy will be counted toward a quorum. If a quorum is not present, the Annual Meeting may be adjourned from time to time until a quorum is obtained.

Under the rules of the New York Stock Exchange, brokers holding shares of record for a customer have the discretionary authority to vote on some matters if the brokers do not receive timely instructions from the customer regarding how the customer wants the shares voted. There are also non-discretionary matters for which brokers do not have discretionary authority to vote even if they do not receive timely instructions from the customer. When a broker does not have any discretion to vote on a particular matter, the customer has not given timely instructions on how the broker should vote the customer's shares and the broker indicates it does not have authority to vote the customer's shares on its proxy, a "broker non-vote" results. Although any broker non-vote would be counted as present at the Annual Meeting for purposes of determining a quorum, it would be treated as not entitled to vote with respect to non-discretionary matters. For Item II to be voted on at the Annual Meeting, brokers will have discretionary authority in the absence of timely instructions from their customers. Item I is a non-discretionary matter, and brokers will not have discretionary authority on Item I in the absence of timely instructions from their customers.

Recommendations of the Board

Item I. (*Election of Directors*). To be elected, each nominee for election as a director must receive the affirmative vote of a plurality of the votes of the shares of common stock cast at the Annual Meeting. This means that director nominees with the most votes are elected. Votes may be cast in favor of or withheld from the election of each nominee. Votes that are withheld from a director's election will be counted toward a quorum but will not affect the outcome of the vote on this Item. Broker non-votes will not be taken into account in determining the outcome of this Item.

THE BOARD RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" ITEM I.

Item II. (*Ratification of the Appointment of Independent Registered Public Accounting Firm*). Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010 requires the affirmative vote of the holders of a majority of the votes of the shares of common stock cast on this Item at the Annual Meeting. Abstentions will not affect the outcome of the vote on this Item.

THE BOARD RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" ITEM II.

The Board recommends that you vote FOR each of the director nominees, FOR the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010, and in the discretion of the proxy holders as to any other matters that may properly come before the Annual Meeting.

Annual Meeting Admission

If you wish to attend the Annual Meeting in person, you must present a form of personal identification. **No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Annual Meeting.**

2009 Annual Report

The Company's 2009 Annual Report to Stockholders, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 as filed with the Securities and Exchange Commission, is being mailed to all stockholders entitled to vote at the Annual Meeting. The 2009 Annual Report does not constitute a part of the proxy soliciting material.

A copy of the Annual Report on Form 10-K for the fiscal year ended December 31, 2009, including the financial statements and the financial statement schedules, if any, but not including exhibits, is also available at http://bnymellon.mobular.net/bnymellon/sgy and a copy will be furnished at no charge to each person to whom a proxy statement is delivered upon the written request of such person addressed to the following:

STONE ENERGY CORPORATION
Attention: Chief Financial Officer
625 E. Kaliste Saloom Road
Lafayette, LA 70508

IMPORTANT NOTICE REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDERS MEETING TO BE HELD ON MAY 21, 2010

The Notice of Annual Meeting of Stockholders, the Proxy Statement for the 2010 Annual Meeting of Stockholders, the 2009 Annual Report to Stockholders and the Annual Report on Form 10–K for the fiscal year ended December 31, 2009 of Stone Energy Corporation are available at http://bnymellon.mobular.net/bnymellon/sgy.

Exhibits to the Form 10-K are available upon payment of a reasonable fee, which is limited to our expense in furnishing the requested Exhibit.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of common stock as of March 25, 2010 (unless otherwise indicated) of (1) each person known by us to own beneficially more than 5% of its outstanding common stock; (2) our Chief Executive Officer, our Chief Financial Officer and each of the Company's other three most highly compensated executive officers who were serving as executive officers at the end of 2009; (3) each of our directors and nominees; and (4) all of our executive officers and directors as a group. Unless otherwise indicated, each of the persons below has sole voting and investment power with respect to the shares beneficially owned by such person.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class (3)
Comstock Resources, Inc.[4]	5,317,069	11.0%
BlackRock Institutional Trust Company, N.A..[5]	3,427,994	7.1%
The Vanguard Group, Inc.[6]	2,543,879	5.2%
David H. Welch	403,327	*
Kenneth H. Beer	135,245	*
Jerome F. Wenzel, Jr.	81,534	*
Richard L. Smith	52,981	*
Andrew L. Gates, III	46,617	*
Robert A. Bernhard [7]	120,174	*
George R. Christmas	15,834	*
B. J. Duplantis	22,812	*
Peter D. Kinnear	31,600	*
John P. Laborde	37,181	*
Richard A. Pattarozzi	12,400	*
Donald E. Powell	9,200	*
Kay G. Priestly	12,400	*
David R. Voelker	25,822	*
Executive officers and directors as a group (consisting of 17 persons)	1,124,297	2.3%

* Less than 1%.

1) Unless otherwise noted, the address for each beneficial owner is c/o Stone Energy Corporation, 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508.

2) Under the regulations of the Securities and Exchange Commission, shares are deemed to be "beneficially owned" by a person if he directly or indirectly has or shares the power to vote or dispose of, or to direct the voting or disposition of, such shares, whether or not he has any pecuniary interest in such shares, or if he has the right to acquire the power to vote or dispose of such shares within 60 days, including any right to acquire such power through the exercise of any option, warrant or right. The shares beneficially owned by (a) Mr. Welch include 164,895 shares, (b) Mr. Beer include 39,000 shares, (c) Mr. Wenzel include 10,000 shares, (d) Mr. Gates include 800 shares, and (e) the executive officers and directors as a group include 238,544 shares, that may be acquired by such persons within 60 days through the exercise of stock options.

3) Based on total shares outstanding of 48,463,202 as of March 25, 2010. Based on the number of shares owned and acquirable within 60 days of March 25, 2010, with the exception of the amounts reported in filings on Schedule 13G.

4) Comstock Resources, Inc.'s address is 5300 Town and Country Blvd., Suite 500, Frisco, Texas 75034. The number of shares held is based on information included in a Schedule 13G filed on February 1, 2010. Comstock Resources, Inc. is a Nevada corporation that is engaged in the acquisition, development, production and exploration of oil and natural gas. Comstock Resources, Inc. has sole voting power as to 5,317,069 shares and sole dispositive power as to 5,317,069 shares.

5) BlackRock Institutional Trust Company, N.A.'s address is 400 Howard Street, San Francisco, CA 94105. The number of shares held is based on information included in a Schedule 13G filed on January 29, 2010. BlackRock Institutional Trust Company, N.A. is an asset management subsidiary of BlackRock, Inc., an institutional investment management firm. BlackRock Institutional Trust Company, N.A., has sole voting power as to 3,427,994 shares and sole dispositive power as to 3,427,994 shares.

6) The Vanguard Group, Inc.'s address is 100 Vanguard Blvd., Malvern, Pennsylvania 19355. The number of shares held is based on information included in a Schedule 13G filed on February 8, 2010. The Vanguard Group, Inc. is an institutional investment advisor. In its role as an investment advisor, The Vanguard Group, Inc. has sole voting power as to 58,658 shares, sole dispositive power as to 2.485,221 shares and shared dispositive power as to 58,658 shares.

7) Includes 15,000 shares held by the Bernhard Trust "B" of which Mr. Bernhard is the trustee and a potential beneficiary, and 2,000 shares held by Mr. Bernhard's wife.

ITEM I:
ELECTION OF DIRECTORS

The Board amended our Bylaws to eliminate the classified structure of the Board over a period of two years following the affirmative vote of the stockholders in favor of doing so at the 2008 annual meeting. This year, for the first time, all 10 of our directors are standing for re-election. Our Bylaws allow for a maximum of 13 directors, but the Board has determined that 10 directors are currently the optimal number of directors to serve on our Board.

Based on recommendations from the nominating and governance committee, the Board has nominated Robert A. Bernhard, George R. Christmas, B. J. Duplantis, Peter D. Kinnear, John P. Laborde, Richard A. Pattarozzi, Donald E. Powell, Kay G. Priestly, David R. Voelker and David H. Welch for re-election as directors to serve until the 2011 Annual Meeting and until their successors have been elected and qualified, or until their earlier resignation or removal. Each nominee is currently a director, and all nominees were previously elected to the Board by the stockholders. Each nominee has consented to being named as a nominee in this proxy statement and has indicated a willingness to serve if elected.

Although the Board does not contemplate that any of the nominees will be unable to serve, if such a situation arises prior to the Annual Meeting, the proxy holders will vote for the election of such other person(s) as may be nominated by the Board.

The following table sets forth information, as of March 25, 2010, regarding the names, ages and principal occupations of the director nominees, other directorships in certain companies held by them and the length of continuous service as a director of the Company. Detailed biographical information about each director nominee is set forth below under "Director Biographies."

	Principal Occupation and Directorships	Director Since	Age
Director Nominees			
Robert A. Bernhard	Non-voting member of McFarland, Dewey and Co. LLC, an investment banking firm	1993	81
George R. Christmas	Retired Lieutenant General, United States Marine Corps; President and Chief Executive Officer, Marine Corps Heritage Foundation, a private, non-profit organization that preserves and promotes the history and tradition of the United States Marine Corps	2003	70
B. J. Duplantis	Senior Partner of the law firm of Gordon, Arata, McCollam, Duplantis & Eagan	1993	70
Peter D. Kinnear.........................	Chairman of the Board, President and Chief Executive Officer of FMC Technologies, Inc., a leading global provider of technology solutions for the energy industry; Director, Tronox Incorporated	2008	63
John P. Laborde..........................	Retired Chairman Emeritus, Tidewater Inc., an oil and gas marine offshore owner and operator of vessels; Chairman, Laborde Marine Lifts, Inc., Laborde Products, Inc., Lab-More Properties, LLC, Lab-Rex LLC, and LIS Energy Services, Inc., which are privately held energy service companies; former director of Stewart Enterprises, Inc. and Halter Marine, Inc.	1993	86
Richard A. Pattarozzi Chairman of the Board...............	Former Vice President of Shell Oil Company, a major energy company; Director, Tidewater Inc., Global Industries, Ltd., and FMC Technologies Inc.; former director of Transocean Inc. and Superior Energy Services Inc.	2000	66
Donald E. Powell	Director, Bank of America Corporation; Former Federal Coordinator of Gulf Coast Rebuilding; former Chairman of the Federal Deposit Insurance Corporation; former President and CEO of the First National Bank of Amarillo, Texas	2008	68
Kay G. Priestly...........................	Chief Financial Officer, Rio Tinto Copper (a division of the Rio Tinto Group – Rio Tinto plc and Rio Tinto Limited, which is a global mining, smelting and refining company); Director, Palabora Mining Company Limited	2006	54
David R. Voelker	Owner, Frantzen, Voelker and Conway Investments, LLC, a personal holding investment company	1993	56
David H. Welch..........................	President and Chief Executive Officer of the Company; Director, IberiaBank Corporation	2004	61

Each of the nominees has been engaged in the principal occupation set forth opposite his or her name for at least the past five years except as may be described below. Each of the nominees, other than Mr. Welch, is currently an independent non-management director. Each of our independent non-management directors serves as a member of our nominating and governance committee and also meets quarterly as the group of non-management directors.

Director Biographies

Robert A. Bernhard was elected as a director in 1993. Mr. Bernhard began his business career with Lehman Brothers in 1953 and was a general partner of that firm from 1962 to 1972. He subsequently was a partner with Abraham & Co. and later Salomon & Co. He created Bernhard Associates in 1982, which firm merged with Orson Munn & Company in 1990 to become Munn, Bernhard & Associates, an investment management company, later named M.B. Associates. On January 1, 1997, Mr. Bernhard became a limited partner of McFarland Dewey & Co., LLC, an investment banking company, where he currently maintains an office. Mr. Bernhard is a trustee of the Robert Lehman Foundation and of numerous community-oriented activities, including but not limited to The Cooper Union for the Advancement of Science and Art, Montefiore Medical Center and Lincoln Center Institute. Mr. Bernhard graduated from Williams College in 1951 and from the Harvard Business School in 1953. The Board selected Mr. Bernhard to serve as a director because it believes he possesses valuable financial expertise, including extensive experience with capital market transactions and investments, and the Board has determined that Mr. Bernhard is an "audit committee financial expert," as such term is defined by the United States Securities and Exchange Commission (the "SEC"), and has the requisite skills to be a member of the audit committee.

George R. Christmas was elected as a director in 2003. Lt. Gen. Christmas graduated from University of Pennsylvania in 1962 and from Shippensburg University in 1982 with an MBA degree. He served in the U. S. Marine Corps from 1962 to 1996, originally commissioned as a second lieutenant and rising to Brigadier General in 1988, Major General in 1991, and lieutenant general in 1993 as Commanding General, I Marine Expeditionary Force, Camp Pendleton, California. His personal decorations and medals include the Navy Cross, Defense Distinguished Service Medal, Navy Distinguished Service Medal, Defense Superior Service Medal, Purple Heart, Meritorious Service Medal and three gold stars in lieu of consecutive awards, the Army Commendation Medal, and the Vietnamese Cross of Gallantry with palm. Lt. Gen. Christmas has served as a consultant or advisor to various entities, including Wexford Group International, Northrup Gruman Space & Mission Systems Corporation, Marine Corps Heritage Foundation (President, served without pay until December 2008), RAND Corporation, and HARRIS Corporation. The Board selected Lt. Gen. Christmas to serve as a director because of his leadership ability and his many years of experience in U. S. national security, enabling him to assist the Board in assessing geo-political risk, which brings a unique and valuable experience to the Board. The Board has determined that Mr. Christmas has the requisite integrity, skills and leadership abilities to be chairman of the compensation committee.

B. J. Duplantis was elected as a director in 1993. He graduated from Louisiana State University in 1961 with a degree in petroleum chemical engineering. Mr. Duplantis joined Shell Oil Company in 1961, where he served in various engineering and management capacities over 10 years in Louisiana, Texas, California and New York. He also graduated from Loyola University with a *Juris Doctor* degree in 1966 and served in Shell Oil Company's legal department from 1971 to 1978 and in The Superior Oil Company's legal department from 1979 to 1982. Mr. Duplantis has been a senior partner with the law firm of Gordon, Arata, McCollam, Duplantis & Eagan since 1982. The Board selected Mr. Duplantis to serve as a director because of his expansive knowledge of the oil and gas industry coupled with his legal skills. The Board has determined that Mr. Duplantis has the requisite skills and leadership abilities to be chairman of the nominating and governance committee and a member of the compensation and the reserves committees.

Peter D. Kinnear was elected as a director in 2008. Mr. Kinnear is currently the Chairman of the Board, President and Chief Executive Officer of FMC Technologies, Inc., a leading provider of technology services to the energy industry. Mr. Kinnear has served in a variety of roles with FMC Technologies and FMC Corporation since 1971. He is a director of Tronox Incorporated and serves as a director or trustee of various non-public entities, including The Petroleum Equipment Suppliers Association, the National Association of Manufacturers, the American Petroleum Institute, and Spindletop International. Mr. Kinnear has a degree from Vanderbilt University in chemical engineering and an MBA from University of Chicago. The Board selected Mr. Kinnear to serve as a director because of his knowledge of the oil and gas industry, financial acumen, experience as a chief executive officer, and relationships with chief executives and other senior management at oil and gas companies and oilfield service companies throughout the world, all of which brings a unique and valuable experience to the Board. The Board has determined that Mr. Kinnear is an "audit committee financial expert," as such term is defined by the SEC, and has the requisite skills to be a member of the audit and compensation committees.

John P. Laborde was elected as a director in 1993. He served in the United States Army in the Pacific in World War II, where he attained the rank of captain and was on the adjutant general's staff of General of the Army Douglas

MacArthur. Mr. Laborde received both his undergraduate and *Juris Doctor* degrees from Louisiana State University. He served as Chairman, President and Chief Executive Officer of Tidewater, Inc., the largest oil and gas marine offshore owner and operator of vessels in the world, from 1956 through 1994. He also formed Tidewater Compression Service, the largest owner and operator of gas compression services in the United States. Mr. Laborde has formerly served as a director of numerous public companies, including but not limited to BellSouth Corporation, Hibernia National Bank, MidCon Corporation, United Gas Pipeline Company, Stewart Enterprises, VT Halter Marine, Inc., and Stolt Comex Seaway S.A. (Stolt Offshore). He has also served on many professional, civic and religious boards, trusts and advisory groups, including having served as Chairman of the Louisiana Recovery Authority Support Foundation, the Lower Mississippi Waterway Safety Advisory Committee, the Louisiana Governor's Energy Committee, and the Bicentennial Endowment Campaign for the Archdiocese of New Orleans. He has also received many honors, including induction into the Offshore Energy Center's Hall of Fame, Maritime Man of the Year, Distinguished Alumnus, Louisiana State University Alumni Federation, Junior Achievement Lifetime Achievement Award, and Louisiana Legend from Louisiana Public Broadcasting. Mr. Laborde was selected to serve as a director because of his knowledge of the oil and gas industry, experience as a chief executive officer, and relationships with chief executives and other senior management at oil and gas companies and oilfield service companies in Louisiana, which brings a unique and valuable experience to the Board. The Board has determined that Mr. Laborde has the requisite skills and leadership abilities to serve as chairman of the reserves committee and as a member of the compensation committee. During the previous five years, Mr. Laborde has served as a director of Stewart Enterprises, Inc. and Halter Marine, Inc.

Richard A. Pattarozzi was elected as a director in 2000. He graduated from University of Illinois with a civil engineering degree and worked for Shell Oil Company for 33.5 years, from 1966 to 2000 in the United States, both onshore and in the Gulf of Mexico. During the last 10 years of his career with Shell, Mr. Pattarozzi was the chief executive officer for business units focused on the Outer Continental Shelf of the Gulf of Mexico and also in the deepwater. Mr. Pattarozzi currently serves as a director of Tidewater, Inc., Global Industries, Ltd., and FMC Technologies, Inc., and he has served as a director of Transocean Inc. and Superior Energy Services Inc. during the previous five years. Mr. Pattarozzi also serves as secretary of the board of trustees of the National World War II Museum, Inc., is past chairman of the Offshore Energy Center and trustee of the United Way in New Orleans. Mr. Pattarozzi was selected to serve as a director because of his knowledge of the oil and gas industry, experience in senior management at a major oil and natural gas company, and relationships with chief executives and other senior management at oil and gas companies and oilfield service companies in Louisiana, which brings a unique and valuable experience to the Board. Mr. Pattarozzi is the non-executive chairman of the board, and he also serves as a member of the reserves committee and presides over meetings of the non-management directors.

Donald E. Powell was elected as a director in 2008. Mr. Powell has a degree in economics and post-graduate work in accounting. He is a director with Bank of America Corporation, where he serves on both the audit and compensation committees. Mr. Powell served as the Federal Coordinator of Gulf Coast Rebuilding from November 2005 until March 2008. Mr. Powell was the 18th Chairman of the Federal Deposit Insurance Corporation, where he served from August 2001 until November 2005. Mr. Powell previously served as President and Chief Executive Officer of the First National Bank of Amarillo, where he started his banking career in 1971. Mr. Powell was selected to serve as a director because of his vast financial experience, which brings a unique and valuable experience to the Board. The Board has determined that Mr. Powell is an "audit committee financial expert," as such term is defined by the SEC, and has the requisite skills to be a member of the audit committee.

Kay G. Priestly was elected as a director in 2006. Ms. Priestly is currently the Chief Financial Officer of Rio Tinto Copper (a division of the Rio Tinto Group – Rio Tinto plc and Rio Tinto Limited, which is a global mining, smelting and refining company), and she is also a director of Palabora Mining Company Limited. She was formerly Vice President, Finance, and Chief Financial Officer of Kennecott Utah Copper, which is engaged in mining, smelting and refining natural resources, from 2006 to 2009. Ms. Priestly served as Vice President, Risk Management and General Auditor, for Entergy Corporation, an integrated energy company engaged primarily in electric power production and retail distribution operations, from 2004 to 2006. Ms. Priestly is the former Executive Vice President and Chief Operating Officer of American Nursing Services, Inc., which provides nursing services, where she served from 2002 through 2003. Ms. Priestly is a certified public accountant and has over 25 years of diverse financial and management experience, having been named in 2000 as a managing partner of the New Orleans office of Arthur Andersen LLP, an international accounting firm, and as a member of Arthur Andersen's global executive team. Ms. Priestly was selected to serve as a director because of her knowledge of generally accepted accounting principles and her vast experience in financial and accounting matters, which brings a unique and valuable experience to the Board. The Board has determined that Ms. Priestly is an "audit committee financial expert," as such term is defined by the SEC, and has the requisite skills and leadership abilities to be chairperson of the audit committee and a member of the reserves committee.

David R. Voelker was elected as a director in 1993. He is currently a co-owner of Frantzen, Voelker & Conway Investments, LLC, a personal holding investment company that was founded in 1993. Mr. Voelker has worked as a money manager in the investment business throughout his career. He joined Johnson Rice & Company, a private investment firm, in 1988 as a partner, prior to which he was a vice president in the retail department of Howard Weil Labouisse Friedrichs, a private investment firm. Mr. Voelker is past chairman of the board of trustees of the National World War II Museum, Inc. and WYES Television, and he has served on the boards of Touro Infirmary, Tulane University Health Science Center and the University of New Orleans Foundation. Mr. Voelker was selected to serve as a director because of his knowledge of financial matters and his involvement in community and political organizations in Louisiana, which brings a unique and valuable experience to the Board. The Board has determined that Mr. Voelker is an "audit committee financial expert," as such term is defined by the SEC, and has the requisite skills to be a member of the audit and compensation committees.

David H. Welch was elected as a director in 2004. He is the President and Chief Executive Officer of the Company, and he also serves as a director of Iberia Bank. Mr. Welch has an engineering degree from Louisiana State University and a doctoral degree in economics from Tulane University. He has completed the Harvard Business School advanced management program and executive development programs at Stanford Business School and at Cambridge University. Prior to joining the Company in 2004, he worked for BP Amoco or its predecessors for 26 years, where his final role was Senior Vice President, BP America Inc. Mr. Welch is the current president of the Greater Lafayette Chamber of Commerce and trustee of the United Way in Acadiana. Mr. Welch was selected to serve as a director because of his knowledge of the oil and gas industry, experience as senior management with a major oil and natural gas company, and relationships with chief executives and other senior management at oil and gas companies and oilfield service companies in Louisiana, which brings a unique and valuable experience to the Board. Mr. Welch is the only member of management on the Board.

THE BOARD RECOMMENDS STOCKHOLDERS VOTE "FOR"
ITEM I TO ELECT THE DIRECTOR NOMINEES IDENTIFIED ABOVE.

CORPORATE GOVERNANCE

General

We are committed to good corporate governance. The Board has adopted several governance documents to guide the operation and direction of the Board and its committees, which include Corporate Governance Guidelines, Code of Business Conduct and Ethics (which applies to all directors and employees, including the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer) and charters for the audit committee, compensation committee, reserves committee, and nominating and governance committee. Each of these documents is available on our website (www.stoneenergy.com) and stockholders may obtain a printed copy, free of charge, by sending a written request to Stone Energy Corporation, Attention: Chief Financial Officer, 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508, facsimile number 337-521-9880. We will also promptly post on our website amendments to these documents and any waivers from the Code of Business Conduct and Ethics for our directors and principal executive, financial and accounting officers.

Board Structure; Meetings

As of the date of this proxy statement, our Board has 10 members and the following four standing committees: (1) audit committee; (2) compensation committee; (3) reserves committee; and (4) nominating and governance committee. The membership and function of each of the committees are described below. Each of the committees operates under a written charter adopted by the Board. During 2009, the Board held 10 meetings, including four regularly-scheduled meetings, and also took one action by written consent. Each director attended at least 75% of the aggregate of all meetings of the Board and the standing committees on which he or she served during 2009, except that Mr. Bernhard missed three of the eight meetings of the audit committee. Mr. Kinnear missed one of the special meetings of the Board in 2009, and Ms. Priestly missed two of the special meetings and one of the regular meetings of the Board in 2009. Mr. Pattarozzi was named non-executive chairman of the board on February 14, 2008, and he has continued to serve in that capacity since that time. The following table identifies the members of the Board, the standing committees of the Board on which they serve, and the chairman of each committee as of the date of this proxy statement.

Name of Director	Audit Committee	Compensation Committee	Reserves Committee	Nominating and Governance Committee
Independent Directors:				
Richard A. Pattarozzi (Chairman of the Board)			X	X
Robert A. Bernhard	X			X
George R. Christmas		Chair		X
B. J. Duplantis		X	X	Chair
Peter D. Kinnear	X	X		X
John P. Laborde		X	Chair	X
Donald E. Powell	X			X
Kay G. Priestly	Chair		X	X
David R. Voelker	X	X		X
Employee Director:				
David H. Welch (President and CEO)				
Number of Meetings held in 2009	8	5	4	4

Directors are encouraged, but not required, to attend the annual meeting of stockholders, and all of the directors attended the 2009 annual meeting of stockholders.

Director Independence

Our Corporate Governance Guidelines provide that a majority of our Board will consist of independent directors. Only directors who have been determined to be independent serve on our audit committee, compensation committee, and nominating and governance committee. In addition, the Board has elected an independent director, Mr. Pattarozzi, to serve as its non-executive chairman. Rather than adopting categorical standards, the Board assesses director independence on a case-by-case basis, in each case consistent with applicable legal requirements and the independence standards adopted by the New York Stock Exchange ("NYSE"). None of the non-employee directors was disqualified from "independent" status under the objective NYSE listing standards. Based on information provided by the members and after reviewing all relationships each director has to the Company, including charitable contributions the Company makes to organizations where its directors serve as board members, the Board has affirmatively determined that the following nine directors have no material relationships with the Company and are independent as defined by the current listing standards of the NYSE: Messrs. Bernhard, Christmas, Duplantis, Kinnear, Laborde, Pattarozzi, Powell and Voelker and Ms. Priestly. Mr. Welch, our Chief Executive Officer ("CEO"), is not considered by the Board to be an independent director because of his employment with the Company. During 2008 and 2009, we used the services of Tudor, Pickering, Holt & Co. Securities, Inc., a financial advisory firm, which employed an immediate family member of Mr. Pattarozzi as an analyst with the firm. The nominating and governance committee made a determination that this did not affect Mr. Pattarozzi's independence because the family member was not an officer with the firm, did not have a direct or indirect material interest, and was not involved in any matter relating to the Company. Similarly, in 2009, we used the services of a boat company, which is owned by an immediate family member of Mr. Laborde. However, the amount paid for these services was less than 2% of the consolidated gross revenues of that company, and the nominating and governance committee made a determination that this did not affect Mr. Laborde's independence because Mr. Laborde did not have a direct or indirect material interest in his son's company, and the Company used these services on a limited basis only because it was necessary and efficient to do so. We have had a long-standing relationship with Bank of America, which acts as the lead bank on our senior secured bank credit facility, and when Mr. Powell was named in June 2009 to serve as a director for Bank of America Corporation, the nominating and governance committee determined that this did not affect Mr. Powell's independence.

The nominating and governance committee questions each director at its quarterly meetings on matters and relationships that could be considered related party transactions or affect independence. The nominating and governance committee is particularly sensitive to matters or relationships that fall within the following:

- Relationships addressed in Section 303A.02(b) of the NYSE Listed Company Manual;
- Relationships addressed in Item 404 of Regulation S-K of the SEC; or
- Charitable contributions by the Company to an organization where a director is an executive officer but do not exceed the greater of $1 million or 2% of the organization's gross revenue in any of the last three years.

To facilitate candid discussion by non-management directors, our non-management directors meet in executive sessions that are not attended by management in conjunction with each regular board meeting. Mr. Pattarozzi, as non-executive chairman of the board, is an independent director who presides over meetings of non-management directors and prepares the agenda for each such meeting (the "Presiding Director"). Each director is an equal participant in decisions made by the full board, and the independent directors communicate regularly with the CEO regarding appropriate board agenda topics and other board-related matters.

The Board has an Anonymous Reporting Policy and Program to handle anonymously any employee complaint or alleged wrongdoing and to prohibit retaliation against any employee who makes a complaint or reports alleged wrongdoing. Any such complaint or report must be furnished to Ms. Priestly, chairman of the audit committee. Additionally, we have an anonymous reporting hotline through a third party allowing employees to anonymously report any employee complaint or allegations of wrongdoing. Any stockholder wishing to communicate with the Board, any committee or any individual director, may do so pursuant to those instructions under "Stockholder Communications With Directors."

Legal Proceedings Involving Director Nominees

While the Board does not believe that there are any legal proceedings that are material to an evaluation of the ability or integrity of any of the directors or director nominees, we are noting the following pending and other civil legal proceedings because the Board considered these proceedings in connection with recommending director nominees for election. Each of these proceedings names at least one of our directors as a defendant and alleges either fraud in connection with a business entity or a violation of federal or state securities laws and regulations:

(i) A legal proceeding was filed against Mr. Voelker in February 2010 by business partners, entitled *Juanita D. Frantzen, et al., versus David R. Voelker, et al.*, No. 2010-1093, Civil District Court for the Parish of Orleans, State of Louisiana, seeking monetary damages and an accounting that Mr. Voelker has advised the Board that he believes is without merit and against which he intends to defend vigorously.

(ii) A legal proceeding was filed against the Company and Mr. Welch in 2009, entitled *Bonvillain, in his capacity as Assessor for the Parish of Terrebonne, State of Louisiana, versus Stone Energy Corporation, et al.*, No. 90-03540 and other consolidated cases in the United States District Court for the Eastern District of Louisiana against approximately thirty oil and gas companies and their respective chief executive officers for allegedly unpaid ad valorem taxes of $11.3 million as to Stone.

(iii) A legal proceeding was filed as a class action in 2005 against the Company and its current and former CEOs, including Mr. Welch, in the United States District Court for the Western District of Louisiana (the "Federal Court"), alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. This action is described in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 as filed with the Securities and Exchange Commission. On March 23, 2010, the Federal Court approved the proposed settlement of this action and thereafter entered an Order and Final Judgment dismissing this action.

(iv) A legal proceeding was filed as a shareholder derivative action in 2005 against the Company as a nominal defendant and all of the current directors except Ms. Priestly and Messrs. Kinnear and Powell, alleging breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment and claims against certain individual defendants for breach of fiduciary duty and violations of the Sarbanes-Oxley Act of 2002. This action is described in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 as filed with the Securities and Exchange Commission. On March 23, 2010, the Federal Court approved the proposed settlement of this action and thereafter entered a Final Judgment and Order of Dismissal with Prejudice dismissing this action.

Board Leadership Structure

The Board's leadership structure separates the CEO and chairman of the board positions, and the CEO reports to the Board and chairman of the board. The Board believes that independent oversight of management is an important component of an effective board of directors. The independent Board members have determined that the most effective Board leadership structure for the Company at the present time requires the separation of these two critical positions, which the Board believes will clearly provide an oversight function to the management function. The Board retains the authority to modify this structure to best address our unique circumstances as and when appropriate.

At each regularly scheduled Board meeting, all non-management directors meet in an executive session without the management director. In these executive sessions, the independent directors deliberate on such matters as CEO succession planning and the performance of the CEO. All of our directors, except the CEO, are independent directors, which is above the requirement of the NYSE that a majority of directors be independent. Each director is an equal participant in decisions made by the full Board. The audit, compensation, and nominating and governance committees are all comprised of independent directors. Each of our directors is elected annually by our stockholders.

The Board's Role in Risk Oversight

The Board administers its risk oversight function through the entire Board. The CEO is considered to be our chief risk officer, being ultimately responsible for day-to-day operations, and is primarily responsible for enterprise risk management. The Board oversees the interest of our stockholders in the long-term viability, financial strength and success of Stone. Additionally, each of the Board committees considers the risks within its areas of responsibilities. For example, the audit committee considers risks related to financial reporting, while the compensation committee oversees Stone's compensation practices in order that they do not encourage unnecessary and excessive risk taking by management. The Board, among other things, oversees our management of and policies and procedures with respect to material risks on an enterprise-wide basis, including market risk, liquidity risk, reputational risk, commodity price risk, operational risk, hurricane risk, safety risk, compliance risk, legal risk and overall policies and practices relating to risk management. The Board and its committees work in tandem to provide enterprise-wide risk oversight of Stone's management and handling of risk. Each of the Board's committees reports regularly to the Board on risk-related matters within its responsibilities, which provides integrated insight into our management of risks. The full Board is also actively involved in overseeing enterprise risk management through periodic reports from the CEO and our other top executives from various functions. The audit committee oversees our internal controls and interacts with our independent public accounting firms at least quarterly. The CEO is responsible for instituting risk management practices that are consistent with our overall business strategy and risk profile.

Board Committees and Composition

The Board has the following standing committees:

Audit Committee. The audit committee, which currently consists of Ms. Priestly and Messrs. Bernhard, Kinnear, Powell and Voelker, met eight times during 2009. Ms. Priestly is the chairperson of the audit committee. Each of these directors was present for each of these meetings except that Mr. Bernhard missed three of these meetings, and

Mr. Voelker missed one of these meetings. The Board has determined that no member of the audit committee may serve on the audit committees of more than three public companies.

The principal functions of the audit committee are to (1) annually review and reassess the adequacy of its charter; (2) review the engagement of an independent registered public accounting firm, including the firm's qualifications and independence; (3) review with management and the independent registered public accounting firm our annual and quarterly financial statements; (4) review with management our major financial risk exposures; (5) review changes to our significant auditing and accounting principles and practices; (6) consult with the independent registered public accounting firm regarding the firm's internal quality-control procedures and the procedures for our financial reporting processes; (7) review the significant reports prepared by the internal auditor; and (8) assist the Board in monitoring compliance with legal and regulatory requirements.

The Board has determined that each of the members of the audit committee satisfies the standards of independence established under the SEC's rules and regulations and listing standards of the NYSE. The Board has further determined that each of the members of the audit committee is financially literate and is an "audit committee financial expert" as defined by the rules and regulations of the SEC.

Compensation Committee. The compensation committee, which currently consists of Messrs. Christmas, Duplantis, Kinnear, Laborde and Voelker, met five times during 2009 and also took action once by written consent. Mr. Christmas is the chairman of the compensation committee. Each of these directors was present for each of these meetings except that Messrs. Duplantis and Kinnear each missed one of these meetings.

The principal function of the compensation committee is to review and approve the compensation of the officers and other employees of Stone. In addition, the compensation committee administers our stock incentive and cash incentive compensation plans and has the authority to make grants pursuant to these plans. Members of the compensation committee are not eligible to participate in any of the plans that they administer under the 2009 Amended and Restated Stock Incentive Plan (the "Stock Incentive Plan"). However, the Board has the authority to grant discretionary awards of restricted stock to nonemployee directors pursuant to the Stock Incentive Plan.

The Board has determined that each of the members of the compensation committee satisfies the standards of independence established under the SEC's rules and regulations and listing standards of the NYSE.

Reserves Committee. The reserves committee, which currently consists of Ms. Priestly and Messrs. Duplantis, Laborde and Pattarozzi, met four times during 2009. Mr. Laborde is the chairman of the reserves committee. Each of these directors was present for each of these meetings except that Ms. Priestly and Mr. Duplantis each missed one of these meetings. The principal function of the reserves committee is to assist our management in reviewing and assessing our policies and procedures in estimating proved reserves. The reserves committee also meets at least annually in executive session with our independent reservoir engineers.

Nominating and Governance Committee. The nominating and governance committee, which currently consists of Messrs. Bernhard, Christmas, Duplantis, Kinnear, Laborde, Pattarozzi, Powell and Voelker and Ms. Priestly, met four times during 2009. Mr. Duplantis is the chairman of the nominating and governance committee. Each of these directors was present for each of these meetings except that Messrs. Bernhard and Duplantis and Ms. Priestly each missed one of these meetings. Mr. Kinnear became a member of this committee on February 5, 2009, and Mr. Laborde became a member of this committee on March 23, 2009.

The principal functions of the nominating and governance committee are to (1) assist the Board in selecting individuals to be nominated for election to serve as directors and to serve on various committees; (2) annually review and reassess the adequacy of its charter; (3) lead the Board in its annual review of the Board's performance; and (4) review and assess the adequacy of our Corporate Governance Guidelines.

The nominating and governance committee will consider nominees recommended by stockholders in accordance with the procedures described below under "Consideration of Director Nominees."

The Board has determined that each of the members of the nominating and governance committee satisfies the standards of independence established under the listing standards of the NYSE.

Non-Management Directors. The non-management directors, who currently are Messrs. Bernhard, Christmas, Duplantis, Kinnear, Laborde, Pattarozzi, Powell and Voelker and Ms. Priestly, met in executive session four times during 2009. Each of these directors was present for each of these meetings except that Ms. Priestly missed one of these meetings. The non-management directors meet at regularly scheduled executive sessions without management to review and assess our strategic direction and management's performance and to assist in planning for the succession of executive officers. Mr. Pattarozzi, the Presiding Director, presides over meetings of the non-management directors.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee is now, or at any time since the beginning of 2009 has been, employed by or served as an officer of the Company or any of its subsidiaries or had any relationships requiring disclosure with the Company or any of its subsidiaries. None of our executive officers is now, or at any time has been, since the beginning of 2009, a member of the compensation committee or board of directors of another entity, one of whose executive officers has been a member of our Board or compensation committee.

Consideration of Director Nominees

Stockholder Nominees. Our nominating and governance committee will consider all properly submitted stockholder recommendations of candidates for election to the Board. Our Bylaws permit stockholders to nominate candidates for election to the Board provided that such nominees are recommended in writing pursuant to Article III, Section 13 of our Bylaws not earlier than 120 days and not later than 90 days prior to the anniversary date of the immediately preceding annual meeting of our stockholders. Director nominations for the 2011 Annual Meeting of Stockholders should be received no earlier than January 21, 2011 and not later than February 20, 2011. In evaluating the recommendations of stockholders for director nominees, as with all other possible director nominees, our nominating and governance committee will address the membership criteria set forth under "—Director Qualifications." There have been no material changes in the procedures by which stockholders may recommend director nominees.

Any stockholder recommendations for director nominees should comply with the notice requirements set forth in Article III, Section 13 of our Bylaws and should be sent in writing to:

Stone Energy Corporation
Attention: Secretary
625 E. Kaliste Saloom Road
Lafayette, Louisiana 70508
(337) 521-9905 fax

Detailed information for submitting recommendations for director nominees is available upon written request to our Secretary at the address listed above.

Identifying and Evaluating Nominees for Directors. Our nominating and governance committee is responsible for leading the search for individuals qualified to serve as directors and for recommending to the Board nominees as directors to be presented for election at meetings of the stockholders or of the Board. Our nominating and governance committee evaluates candidates for nomination to the Board, including those recommended by stockholders, and conducts appropriate inquiries into the backgrounds and qualifications of possible candidates. Our nominating and governance committee may retain outside consultants to assist in identifying director candidates in its sole discretion, but it did not engage any outside consultants in connection with selecting the nominees for election at the 2010 Annual Meeting. Stockholders may recommend possible director nominees for consideration by our nominating and governance committee as indicated above. None of our stockholders recommended director nominees for the 2010 Annual Meeting.

We do not have a formal policy to consider diversity in identifying director nominees, but our nominating and governance committee does take into account certain diversity considerations, which are described in "Director Qualifications" below. The Board considers itself to be well diversified due to its members' differences in viewpoint on many issues, professional experience, education and general backgrounds, while also having the requisite business experience and oil and gas industry experience to perform its oversight role satisfactorily for our stockholders.

Director Qualifications. Our Corporate Governance Guidelines contain qualifications that apply to director nominees recommended by our nominating and governance committee. All candidates must possess the requisite skills and characteristics the Board deems necessary. In addition to an assessment of a director's qualification as independent, the nominating and governance committee considers integrity, honesty, diversity, age, skills, and experience in the context of the needs of the Board as to the long-term corporate needs for new and supplemental board expertise. The nominating and governance committee believes that the Board should include appropriate expertise and reflect gender, cultural and geographical diversity, in light of the entire Board's current composition. In addition, the Board looks for recognized achievement and reputation, an ability to contribute to specific aspects of our activities and the willingness to commit the time and effort required, including attendance at Board meetings and committee meetings of which he or she is a member. We have set forth biographical information for each director nominee at pages 7-10 above, and the particular qualifications, experiences and skills that the Board believes qualify these individuals to serve as a director and committee member. Our audit committee members, consisting of Ms. Priestly and Messrs. Bernhard, Kinnear, Powell and Voelker, are particularly valued for their financial and business acumen. Messrs. Duplantis and Laborde bring an appreciation of legal matters to the Board as a result of their legal education and experience. Messrs. Pattarozzi and Welch, as engineers and former heads of substantial business units of major oil companies, contribute an in-depth understanding of operational issues confronting our business. Messrs. Christmas, Kinnear, Laborde, Pattarozzi and Welch offer the judgment and perspective of former chief executive officers, presidents and leaders of major enterprises. Each director also contributes intangible qualities such as critical thinking, industry knowledge, and historical knowledge of our business. Messrs. Bernhard, Duplantis, Laborde and Voelker have served on the Board since we first became a public company in 1993, and Mr. Voelker controlled a large number of our shares when he first became a director.

Processes and Procedures for Determining Executive and Director Compensation

Our compensation committee is appointed by the Board to discharge the Board's responsibilities relating to compensation of our directors and officers. The compensation committee has overall responsibility for approving and evaluating the annual employee incentive compensation plan amount as well as our director and officer compensation plans, policies and programs. Our compensation committee is also responsible for reviewing and discussing the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and signing the report included in this proxy statement under the caption "Compensation Committee Report." The compensation committee has the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of director or senior executive compensation and has the sole authority to approve the consultant's fees and other retention terms. The compensation committee also has authority to obtain advice and assistance from internal or external legal, accounting or other advisors. The compensation committee may form and delegate authority to subcommittees when appropriate.

The compensation committee annually reviews and approves corporate goals and objectives relevant to senior executive compensation, evaluates the senior executives' performance in light of those goals and objectives, and recommends to the Board the compensation levels of the CEO based on this evaluation. In determining the long-term incentive component of CEO compensation, the compensation committee considers our performance and relative stockholder return, the value of similar incentive awards to CEOs at comparable companies, and the awards given to the CEO in past years. The compensation committee annually reviews and makes recommendations to the Board with respect to the compensation of all directors, officers and other key executives, including incentive-compensation plans, equity-based plans, and the grant or award of "perquisites." The compensation committee annually reviews and approves, for the CEO, the executive officers, and any other person whose total compensation is reasonably likely to equal or exceed the total compensation of any member of senior management (1) the annual base salary level, (2) the annual incentive opportunity level, (3) the long-term incentive opportunity level, (4) employment agreements, severance arrangements, and change in control agreements/provisions, in each case as, when and if appropriate, and (5) any special or supplemental benefits.

Please see "Compensation Discussion and Analysis" for additional information on the roles of the compensation committee, compensation consultants, if any, and our management team in determining the form and amount of executive compensation.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 and related regulations require our executive officers and directors and persons who beneficially own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC and the NYSE. Executive officers, directors and greater than 10% beneficial owners are also required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of copies of such forms we received, we believe that, during the period from January 1, 2009 to March 25, 2010, our officers, directors and greater than 10% beneficial owners complied with all applicable filing requirements of Section 16(a), except that Mr. Bernhard was late with one filing to disclose the sale of 5,000 shares by the Bernhard Trust "B".

COMPENSATION DISCUSSION AND ANALYSIS

The following Compensation Discussion and Analysis describes the material elements of compensation for our executive officers, including the individuals who served during fiscal 2009 as our CEO and Chief Financial Officer, respectively, as well as the other individuals included in the Summary Compensation Table (collectively, the "Named Executive Officers" or "NEOs"). As more fully described below, the compensation committee makes all decisions for the total direct compensation (base salary, incentive plan and other bonus awards, stock options, and restricted stock) of the executive officers, including the NEOs. The day-to-day design and administration of health, welfare, sick leave, vacation, and relocation plans, policies and procedures applicable to salaried employees in general are handled by our Vice President, Human Resources and Administration. The compensation committee remains responsible for certain fundamental changes outside the day-to-day requirements necessary to maintain these plans and policies.

Compensation Objectives and Philosophy

The Board and the compensation committee believe that the most effective executive compensation program is one based on two factors, market competitiveness and pay-for-performance. Both of these factors are directly and strongly aligned with the interests of stockholders. To be competitive in the marketplace, we provide total compensation opportunities that attract, retain and motivate the executive talent needed to operate and grow a successful business. To create the maximum alignment of interests between the stockholders and executive employees, we encourage our executives to increase short-term performance and create long-term growth by linking a significant portion of their compensation opportunities to the achievement of these goals.

Our executive pay-for-performance system has historically assigned base pay at a level below the 50th percentile of the competitive marketplace. For example, 2009 base pay was set at the 25th percentile, which means that 25% of the executives in our competitive market in comparable positions to each of our executives earned at or below our executive's base pay and 75% of the executives in our competitive market in comparable positions to each of our executives earned more than our executive's base pay. We targeted the 25th percentile of our peer group average since we strive to have a majority of executive pay at risk and tied to company performance. For additional information regarding our peer group, see "Benchmarking" below.

Consistent with our objective to implement a compensation program that creates incentives for and rewards increases in short-term performance and the creation of long-term growth, our compensation program offers the potential for our executives to attain overall total compensation at higher percentiles within the marketplace based on our overall success and individual performance. Specifically, this pay-for-performance framework is comprised of two elements that are in addition to base pay: (1) annual cash incentive compensation (bonus) and (2) long-term equity incentive compensation ("LTI"). The targets and the framework used to assess performance against these targets when determining executive pay are described below, as is the 2009 total compensation for each NEO. All pay targets are based on the competitive marketplace for total compensation with the potential for our executives to earn compensation between the 25th and 90th percentiles relative to the competitive market, depending upon performance.

The compensation committee and management rely upon a subjective evaluation of a combination of three factors in determining an individual executive's total compensation: (1) competitive employment market dynamics, (2) our absolute and relative performance, and (3) the individual's performance and contribution.

Competitive employment market dynamics: Competition for experienced talent in the oil and gas industry continues to be intense. As a result of this industry–specific dynamic, our compensation program is designed to compensate our executives on a level that is competitive with companies in our industry. We have generally set base salary compensation for our executives below the industry median, while providing our executives the ability to achieve total compensation at approximately the 75th percentile in the marketplace if performance targets are met, and perhaps as high as the 90th percentile if all stretch targets are met. Variations from this approach may occur due to individual experience, individual performance and other factors such as perceived future potential and attitude.

Our absolute and relative performance: Annually, the compensation committee sets minimum, target and stretch performance goals for a number of key stockholder-aligned performance measures that apply to all employees, including executives. For 2009, the key performance measures included stock performance, liquidity, reserve growth and safety. Each year, approximately 70% to 85% of the annual cash bonus opportunity is tied to performance measured against goals set by the Board upon the recommendation of the compensation committee, with the remaining percentage being a discretionary component. The compensation committee retains the discretion to award a percentage of the annual cash bonus based on its subjective evaluation of our performance. The primary objective of our LTI program is to create a strong financial incentive for achieving or exceeding long-term performance goals that increase overall stockholder value. Consequently, a significant portion of our LTI program is tied to the performance of our stock price relative to the stock prices of the peer group.

The individual's performance and contribution: Each employee, including officers, undergoes an annual performance appraisal with his immediate supervisor, which is the CEO for officers, other than himself, to determine whether the employee's performance has been excellent, satisfactory or not satisfactory. The Board is responsible for reviewing the performance of the CEO. These performance appraisals are used to differentiate individual performance for annual incentive payments, informing management recommendations on whether the individual executive should receive the same percentage award as his or her peers or whether he or she should receive some upward or downward adjustment on target opportunity. Managers may also use scorecards to set goals for an individual or a group to establish performance. Performance appraisals can provide a sense of past contribution, as well as a sense of each individual's potential for future contributions to our long-term success, both of which are considered when making recommendations regarding the size of long-term incentive grants to individual executives. The compensation committee relies on the CEO's assessments and the compensation committee's own observations as to individual performance and contribution, with an eye toward not only individual performance but a broader desire for team unity and internal equity.

While certain metrics discussed below are used to provide context for making certain compensation decisions, these decisions do not ultimately depend solely on attainment of specific goals or performance levels, and no specific weighting is given to one factor over another in setting total compensation for the CEO or for any other NEO. Instead, the compensation committee makes subjective compensation determinations based upon a consideration of all factors, relying primarily on their business judgment and personal experience.

Role of Executive Officers in Compensation Decisions

The compensation committee is responsible for all compensation decisions for each NEO and approves equity awards to all of our officers. In making these decisions, committee members rely, in part, on input from the CEO and the Vice President, Human Resources and Administration ("VPHR"), who provide information and make recommendations to the compensation committee, as appropriate, concerning executive compensation. Input from management typically includes the following:

- The CEO proposes new base salary amounts based on his evaluation of individual performance and expected future contributions, a review of survey data to ensure competitive compensation against the external market, including the peer group, and comparison of the base salaries of the executive officers who report directly to the CEO to ensure that each officer's salary level accurately reflects that officer's relative skills, responsibilities, experiences and contributions to our company.

- The CEO also makes recommendations to the compensation committee relating to our performance measures, targets and similar items that affect officer compensation.

- The CEO typically attends a portion of each compensation committee meeting to review and discuss executive compensation matters.

- The VPHR submits compensation data to, and collects data from, industry-specific compensation survey sources described in detail later in this discussion, coordinates the flow of information between the Compensation Consultant described below and the compensation committee as directed by the compensation committee, and provides to the compensation committee recommendations for appropriate position matches for each of our officers, including the NEOs.

Role of the Compensation Consultant

The compensation committee may solicit input from an independent compensation consultant from time to time in making executive compensation decisions. In general, the role of an outside compensation consultant is to assist the compensation committee to analyze executive pay packages or contracts and to understand our financial measures relating to compensation. In 2009, the compensation committee solicited input from Towers Perrin (the "Compensation Consultant"), which merged with Watson Wyatt Worldwide, Inc. to form Towers Watson & Co. in 2010, regarding compensation practices within our peer group, as defined below, within the oil and gas marketplace, as well as within the broader general industry marketplace for the United States. As part of their input, the Compensation Consultant conducted a market analysis on compensation survey data from the ECI 2009 Survey for each of our eight officers, including the NEOs, as well as a review of public pay data for the peer group. The results of these analyses were presented to the chairman of the compensation committee. The compensation committee has the sole authority to hire compensation consultants, and it was the compensation committee's decision to engage Towers Perrin directly as its compensation consultant in 2009. Additional services, if any, that Towers Perrin has rendered for us were limited to consulting services on compensation for our non-employee directors. The total fees paid to the Compensation Consultant in 2009 were less than $40,000. The compensation committee intends to similarly utilize the compensation consulting services of Towers Watson in 2010.

Benchmarking

In assessing the competitiveness of our executive compensation program, the compensation committee relies upon a combination of third-party market survey data, publicly available Peer Group compensation data, input from an independent compensation consultant, and input from the CEO as described above. In 2009, the compensation committee utilized survey data provided by Effective Compensation, Inc. ("ECI"), an independent consulting firm located in Denver, Colorado that specializes in working with clients to improve their organization's efficiency through a competitive, focused total compensation process when conducting its market pay analysis of the 2009 Peer Group. ECI's Annual Oil & Gas E&P Industry Compensation Survey provides data for over 270 jobs found in exploration and production firms in the United States. While participation varies from year to year, there were 119 participants in ECI's 2009 survey (the "ECI 2009 Survey"). The data collected from the ECI 2009 Survey is intended to reflect pay rates for positions in the market that have responsibilities similar to those for our executives. To the extent possible for each position, we attempt to collect data from the *Independent Public Company* category for the 2009 Peer Group. We believe the ECI 2009 Survey source provides us with a meaningful market reference point for those companies with whom we most closely compete for executive talent and, consequently, with sufficient information on competitive employment market dynamics to fashion a competitive compensation program designed to attract and retain those highly capable employees necessary to be competitive in our industry. To the extent that pay data for any member of the Peer Group was not available in the ECI 2009 Survey, pay data for that member of the Peer Group was based on compensation levels disclosed in the most recent proxy statement filings available at the time of the compensation committee's review.

The public companies used by us for marketplace comparisons in the ECI 2009 Survey were the following:

- Berry Petroleum Company
- BreitBurn Energy
- Cabot Oil & Gas Corporation
- Chesapeake Energy Corporation
- Cimarex Energy Co.
- Continental Resources, Inc.
- Denbury Resources Inc.
- Devon Energy
- Eagle Rock Energy G&P, LLC
- Encore Acquisitions Company
- EOG Resources Inc
- EQT Production Company
- Forest Oil Corporation
- Linn Operating, Inc.
- Mariner Energy, Inc.
- McMoran Oil and Gas Company
- Newfield Exploration Company
- Noble Energy, Inc.
- Petrohawk Energy Corporation
- Pioneer Natural Resources USA, Inc.
- Plains Exploration & Production Company
- Quicksilver Resources Inc.
- Range Resources Corporation
- St. Mary Land & Exploration Company
- Swift Energy Operating, LLC
- Ultra Petroleum Corp.
- Whiting Petroleum Corporation
- XTO Energy, Inc.

The compensation committee compares each element of compensation for each of our NEOs against compensation for named executive officers within a group of publicly-traded energy companies, referred to as our "Peer Group." Our Peer Group consists of companies with whom we compete for executive talent and (1) for the most part, are participants in the ECI 2009 Survey, (2) are similar in size of revenues to the Company, and (3) against whom we measure our relative stock price performance for the purposes of our LTI performance awards and a portion of our annual cash bonus awards. The Peer Group, which is periodically reviewed and updated by the compensation committee, consists of companies against which the compensation committee believes we compete for stockholder investment.

The Peer Group ("Peer Group") in 2009 consisted of the following companies:

- ATP Oil and Gas Corporation,
- Callon Petroleum Company,
- Energy XXI (Bermuda) Limited,
- Energy Partners, Ltd.,
- Mariner Energy, Inc.,
- McMoRan Exploration Company,
- Newfield Exploration Company,
- PetroQuest Energy, Inc.,
- Swift Energy Company, and
- W&T Offshore, Inc.

The compensation committee and management understand the inherent limitations in using any peer group or data set. For example, there are fluctuations in survey participation from year to year and competition for executive talent involves companies potentially much larger than we are. However, we believe we have established a sound review process that seeks to mitigate these limitations. The most important part of the compensation committee's work begins after the competitive data is received. The compensation committee does not consider benchmark data collected from any of these sources to be prescriptive. Rather, the compensation committee relies upon the information provided by the Compensation Consultant and the data collected regarding the Peer Group and others as reference points around which to make well-informed and reasoned decisions about the appropriate level and form of compensation for each NEO. Other considerations, in addition to benchmark pay data, are individual experience, tenure in position, scope of responsibilities, performance, and any other factors the compensation committee deems relevant in setting compensation.

Recently, we replaced Callon Petroleum Company with Carrizo Oil & Gas, Inc. in the Peer Group for 2010 due to its more comparable size, focus areas and market capitalization with the other members of the Peer Group. This decision was recommended by our CEO and CFO to the compensation committee before receiving final approval by the Board.

Risks Arising from Compensation Policies and Practices

We do not believe that risks arising from our compensation policies and practices for employees, including officers, are reasonably likely to have a material adverse effect on the Company. The compensation committee believes that the design and governance of our executive compensation program is consistent with the highest standards of risk management. Rather than determining incentive compensation awards based on a single metric, the compensation committee considers a balanced set of performance measures that collectively best indicate successful management of our assets and strategy. In addition to measurable targets, the compensation committee applies its informed judgment to compensation decisions, taking into account factors such as quality and sustainability of earnings, successful implementation of strategic initiatives and adherence to core values. The use of equity awards, vesting over three years for restricted stock and vesting over five years for stock options, aligns our executive officers' interests with the interests of our stockholders. Together, the features of our executive compensation program are intended to ensure that our compensation opportunities do not encourage excessive risk taking and focus our executives on managing our company toward long-term sustainable value for our stockholders.

Executive Compensation Components

The components of compensation for our NEOs include:

- Base salary,
- Annual cash incentive/discretionary bonus compensation, and
- Long-term equity incentive compensation.

A significant percentage of total compensation is allocated to incentive-based compensation as a result of our compensation philosophy. However, we do not follow a strict formula in setting each element of compensation and total compensation. While we do not have an established formula for allocating executive compensation between cash and equity or short-term and long-term compensation, the compensation committee generally endeavors to provide approximately 30% in base salary compensation, 30% in cash incentive compensation and 40% in equity-based compensation, consistent with the objectives set forth under "Compensation Objectives and Philosophy."

The percentage mix of direct compensation components for our CEO and the other NEOs during 2009 is summarized below:

Officer	Base Salary	Annual Cash Incentive (Bonus)	Long-Term Equity Incentive*
CEO	18%	19%	63%
Other NEOs (Aggregate)	29%	30%	41%

*LTI, based on grant date fair value.

In addition to direct compensation components, total compensation for our NEOs includes perquisites and other benefit plans and programs we maintain. The individual components of total compensation are described in more detail below.

Base Salary. While the compensation committee believes it is crucial to provide salaries within a competitive market range in order to attract and retain personnel who are highly talented, the compensation committee has historically adhered to a philosophy of generally providing more conservative base salaries versus the competitive market in combination with more aggressive incentive compensation opportunities in order to strongly emphasize pay-for-performance. This approach has generally resulted in salaries for our NEOs that fall between the 25th and 50th percentiles for our competitive market.

Executive officer base salaries are based on job responsibilities and individual contribution, with reference to base salary levels of executives in the Peer Group as described above. The compensation committee reviews officer salaries on an annual basis and adjusts them if they deviate substantially from the data reviewed in its market pay analysis. These base salaries are included in determining severance and change in control benefits.

Upon the recommendation of the CEO and the compensation committee, the Board fixed executive salaries effective January 1, 2009 and has not increased those salaries for 2010, leaving individual NEO salaries at the levels set forth below. This was due to a combination of factors, including (i) the difficult external economic conditions that we experienced in late 2008 and throughout most of 2009, (2) the impact of hurricanes on 2009 production, (3) a large and rapid decrease in the price of our products, and (4) the worldwide financial crisis that impacted our liquidity.

Officer	Salary
D. Welch	$520,000
K. Beer	330,000
J. Wenzel	256,000
R. Smith	244,000
A. Gates	236,000

Annual Cash Incentive/Discretionary Bonus Compensation. In February 2005, the Board approved and adopted the Revised (2005) Annual Incentive Compensation Plan, which provides for a maximum incentive pool equal to twice the aggregate base salaries of all our employees for the relevant plan year. In November 2007, the Board amended and restated the 2005 Amended and Restated Stock Incentive Plan to comply with Section 409A of the Internal Revenue Code. The compensation committee is responsible for determining the participants, performance criteria to be used, award levels and allocation of incentive payments. Any allocated incentives are awarded to individuals, including executive officers, based upon a combination of company and individual performance factors. The overall objective for the Plan is to provide a strong motivational tool for our officers and other employees to achieve pre-established company performance targets. Regardless of the performance on any of the objectives, the Board has the authority to suspend or eliminate payment of Plan bonuses for any year if it determines, in its sole discretion, that business conditions or other factors indicate that is in the best interests of our company.

Targets are a combination of (1) fixed objectives set at the beginning of the performance year and (2) a Board discretionary component that is determined after the end of the performance year.

In 2009, our assessment of performance under the annual incentive compensation program was based on 75% fixed quantitative targets and a 25% Board discretionary component, which is more subjective and encompasses a broader range of performance criteria. The compensation committee established the following 2009 performance measures for the program and their relative weighting:

- growing reserves (20%),
- increasing liquidity (20%),
- managing total recordable incident rates for safety matters (10%),
- relative stock performance (25%), and
- a discretionary portion (25%).

The reserves measure was the amount of estimated proved reserves booked during 2009 as a result of drilling activity authorized by the 2009 capital expenditures budget. Growing reserves is a critical component of a healthy exploration and production business. Reserves provide the source of production, which is directly converted to revenue to drive the business. Increased reserves translate into increased revenues and, therefore, increased value for the stockholder. The reserves measure for 2009 excluded revisions due to pricing and significant acquisitions. The liquidity measure was added in 2009 because of the overall economic environment at the end of 2008 and early 2009 and our heightened need to maintain liquidity. Liquidity was a very important goal in 2009 given the overall financial crisis, steeply lower commodity prices and residual production impacts from prior year hurricanes. The total recordable incident rate measure is the number of safety incidents per 200,000 man-hours worked for employees and certain contractors. Safety is a bonus target because maintaining a healthy workforce is critical to the organizational capability to develop and execute our business plan. There is also a strong correlation between long term business performance and safety performance. We also believe it is in the interest of stockholders to prevent accidents. The relative ranking of our stock price performance as compared to our Peer Group was added in 2008 to reinforce that compensation is tied to our performance in increasing stockholder value. The discretionary factor is within the sole discretion of the compensation committee and considers company and management performance in response to external conditions and achievement of strategic milestones.

To achieve the full points allocated for a particular measure, the target number must be achieved, and no points are earned if less than a minimum designated number is achieved. Achieving the stretch amount earns 200% of the points for that measure and should be difficult but highly advantageous for us to achieve. To the extent that performance criteria are met, an incentive pool is generated from which annual cash incentive payments are awarded. The amount of the incentive pool, however, may not exceed twice the aggregate base salaries of all our employees for the relevant plan year.

On February 5, 2009, the compensation committee and the Board approved the following point allocations for each of the performance measures to be used in determining the annual cash incentive compensation pool for 2009:

Measure	Minimum	Target	Stretch	Target Points
Reserves (Bcfe)	40	60	80	20
Liquidity (excess cash flow in $ millions)	0	$30	$90	20
Safety (total recordable incident rate)	1.05	0.85	0.65	10
Relative Stock Performance	#7	#3	#1	25
Discretionary	-	-	-	25

Actual 2009 Performance. For 2009, the reserves measure was the amount of estimated proved reserves booked during 2009 as a result of drilling activity authorized by the capital expenditures budget. The reserves measure excluded revisions due to pricing and significant acquisitions. We did not meet the minimum reserves measure and did not earn any points for this measure in 2009.

The liquidity measure represented the annual excess cash flow generated after capital expenditures but before any debt reduction, share repurchases, debt or equity proceeds, and/or asset sales. This target represented potentially 20 points, but could vary anywhere from 0 to 40 points, depending upon the level of liquidity the executives were able to maintain throughout the year. To achieve the target level of 20 points, we had to have $30 million in liquidity at the end of 2009. We began the year with no available credit on our credit facility. If liquidity were reduced to zero, no points would have been earned, but if liquidity of $90 million or more was achieved, the maximum points would be earned. By controlling spending, accelerating insurance settlements, and increasing production and thus cash flow, we were able to achieve the $90 million stretch target, and the 40 points (200% of 20 points) associated with the stretch target were earned.

We also achieved the stretch goal of fewer than 0.65 recordable incidents per 200,000 man-hours for safety, earning 20 points (200% of 10 points).

We achieved fourth place in the relative stock performance measure to earn 19 of the 25 points available for that goal. This is an important measure as it both aligns the interests of executives and shareholders and simultaneously takes into account overall industry economic conditions since the entire Peer Group is dealing with the same commodity price environment. Reaching the target level for this measure earned 25 points, but the points could vary anywhere from 0 to 50 points depending on the relative stock price performance of the common stock. The number of points is linearly interpolated between the number 1 and the number 7 position. To achieve the target 25 points, our stock price had to perform in the top quartile of the Peer Group. This meant that our stock had to close the year in the 3rd best position. Executives earn 0 points if our stock price finished the year below the number 7 position but would earn 50 points if our stock price finished the year as the number 1 performer in the Peer Group. In 2009, our stock finished the year solidly in the top half of the Peer Group in the number 4 position, and we earned 19 of the 25 targeted points.

Finally, the compensation committee and the Board awarded 21 of the 25 discretionary points due to performance. The compensation committee deemed that management did an excellent job steering the Company in 2009 as evidenced by our (1) hurricane recovery, (2) earning $171 million with our hedging program, (3) performing in the top half and almost in the top quartile in relative stock price performance, and (4) successfully managing liquidity through the financial crisis. The Board decided not to award the full 25 discretionary points because we did not increase reserves in 2009.

The target points and earned points for each of the performance measures in 2009 are set forth below:

Measure	Target Points	Earned Points
Reserves	20	0
Liquidity	20	40
Safety (total recordable incident rate)	10	20
Relative Stock Performance	25	19
Discretionary	25	21
Total	100	100

For the 2009 performance year, a Company-wide total of $11.1 million for cash incentive/bonus compensation was paid on March 24, 2010.

Upon the recommendation of the compensation committee, the Board fixed the annual incentive compensation awards for the NEOs based on 2009 performance, which were paid on March 24, 2010, at the following levels:

Officer	Annual Incentive Compensation (Bonus and Discretionary)
D. Welch	$540,000
K. Beer	345,000
J. Wenzel	265,000
R. Smith	244,000
A. Gates	236,000

Awards granted to the NEOs for the 2009 performance year are presented under "Bonus" and "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table.

The compensation committee and the Board have established the following 2010 performance goals to assist in determining the annual cash incentive compensation pool in 2010:

Measure	Minimum	Target	Stretch	Target Points
Reserves (Bcfe)	80	110	150	25
EBITDA ($)	425	475	525	25
Relative Stock Performance	#6	#3	#1	25
Safety (total recordable incident rate)	0.85	0.65	0.45	5
Discretionary	-	-	-	20

The reserves performance measure represents an increase in estimated proved reserves over the 2009 year-end estimated proved reserves as reported in our Annual Report on Form 10-K after adjusting for 2010 production and divestitures. The increase in reserves may come from a combination of discoveries, performance revisions, price revisions, but excludes acquisitions not incorporated in the capital expenditure budget. The EBITDA performance measure is net income or (loss) from operations plus or (minus) (1) interest expense, (2) provision (benefit) for income taxes, (3) depreciation, depletion and amortization, (4) write-down of oil and gas properties, (5) impairments, (6) accretion on asset retirement obligations, (7) (gains) and losses on sale of assets, and (8) extraordinary (gains) and losses. The relative stock price performance measure is our ranking in stock price performance for 2010 measured against the stock price performance of each of the Peer Group for 2010. The total recordable incident rate performance measure is the number of safety incidents per 200,000 man-hours worked for employees and certain contractors. The discretionary component will be based in part on our 2010 performance in increasing reserves through drilling operations, generating production volumes and keeping operating expenses within the annual guidance provided to investors, upgrading our property base through selected acquisitions and divestitures, increasing our absolute stock price, managing overall risk mitigation and achievement of strategic milestones.

Long-Term Equity Incentive Compensation. Through long-term incentive compensation, our intent is to provide a substantial forward-looking incentive to our executive officers that (1) emphasizes long-term value creation, (2) aligns the long-term interests of our executive officers with those of our stockholders by directly linking rewards to stockholder return, and (3) fosters meaningful levels of long-term stock ownership by our executive officers. In its considerations of whether or not to make equity grants to our executive officers and, if such grants are made, in its considerations of the size of the grants, our compensation committee considers factors such as the total direct compensation ("TDC") for each of the NEOs, company-level performance, the applicable executive officer's performance, comparative share ownership by comparable executives of comparable companies, the amount of equity previously awarded to the applicable executive officer, the vesting of such awards, and the recommendations of management. While there is no formal weighting of these elements, the compensation committee considers each in its analysis. In determining the TDC for each of the NEOs, the compensation committee generally considers total annual compensation for each NEO as previously described and then subtracts base salary and cash incentive bonus awards from targeted total compensation to arrive at the amount of fair value to award as long-term equity incentive grants. In 2009, the compensation committee also considered several other subjective factors in determining the equity-based portion of executive compensation, including individual executive performance against strategic milestones such as positive results in hedging activity, liquidity, risk mitigation, acreage acquisition, new field discoveries and improved share price.

In 2009, the Board amended and restated our stock incentive plan as the 2009 Amended and Restated Stock Incentive Plan ("Stock Incentive Plan"), which superseded and replaced the prior plan. This plan was approved by our stockholders in May 2009 and (1) increased the number of shares subject to the plan by 1,500,000 shares, (2) increased the maximum number of shares that may be granted to any one individual, (3) eliminated the automatic grant of stock options or restricted shares to nonemployee directors to make such awards entirely at the discretion of the Board, (4) extended the term of the plan to March 23, 2019, and (5) eliminated the limitations on the number of shares that could be the subject of awards granted by the CEO and provided the Board with discretion to put restrictions and limitations on the powers that may be exercised by the CEO. The Stock Incentive Plan currently authorizes the compensation committee to award stock incentives for up to 5,725,000 shares of common stock in the form of stock options and restricted stock.

In determining total direct compensation ("TDC") for each of the NEOs, the compensation committee generally considers total annual compensation for each NEO as previously described and then subtracts base salary and cash incentive bonus awards from targeted total compensation to arrive at the amount of fair value to award as long-term equity incentive grants.

In 2009, the CEO's awards were based on (1) performance such as delivering on an improved stock price, attaining or exceeding specific targets in three of the four bonus areas, achievement of certain confidential strategic milestones, such as creating additional future investment opportunities, prudent hedging, and judicious cash management, and (2) the extension of the CEO's employment agreement after having served as President and CEO for more than five years. The awards to the other NEOs in 2009 were based on market data and the achievement of those performance measures described above, as well as consideration of individual performance and contribution to the Company in 2009.

For 2010, the compensation committee intends to again utilize the same approach to the determination of total direct compensation and to determine long-term incentive awards in the context of aligning executive compensation to company performance in conjunction with considerations such as competitive pressures, retention concerns, emerging industry trends, individual executive performance, future potential, and individual contribution in order to maintain flexibility to react to a volatile marketplace. However, we will generally attempt to adhere to a compensation philosophy that targets providing roughly total direct compensation in alignment with our performance relative to the Peer Group as shown below.

2010 Total Direct Compensation (TDC) Targets

Officer	Company Underperformance	Company Market	Company Overperformance
CEO	10th – 33rd Percentile	33rd – 66th Percentile	66th – 90th Percentile
Other NEO	25th – 33rd Percentile	33rd – 66th Percentile	66th – 75th Percentile

The ranges for each component of the total direct compensation are shown below.

2010 Target Component Ranges

Officer	Base	Bonus	LTI
CEO	25th Percentile	0-2x	TDC minus Base minus Bonus
Other NEO	25th Percentile	0-2x	TDC minus Base minus Bonus

In addition, the compensation committee intends to set total direct compensation for 2010 in the context of our percentile performance relative to the performance of the Peer Group and the achievement of specific targets of reserves, EBITDA and safety, as described previously in the discussion on 2010 performance measures. The compensation committee also considers strategic milestones that are not reduced to a formula but that influence its discretionary judgment. These strategic milestones for 2010 include positive results in hedging activity, improvement in absolute stock performance, risk mitigation, managing lease operating expenses, acreage acquisition and new field discoveries. The compensation committee intends to assess each executive's performance and contribution in terms of total direct compensation relative to the marketplace and then set the fair value of the actual restricted stock grants as the total direct compensation minus base salary and cash incentive and bonus.

Stock Options and Restricted Stock. The compensation committee may grant non-statutory options at an exercise price equal to the fair market value of our common stock on the date of grant. Options granted to employees typically have 10-year terms, with exercise restrictions that lapse over a five-year period. Options granted to non-employee directors in the past have had five-year terms, with exercise restrictions that lapse over a three-year period. The Stock Incentive Plan requires stockholder approval to amend any outstanding option contract to lower the option price. Stock options provide for financial gain derived from the potential appreciation in stock price from the date that the option is granted until the date that the option is exercised. The exercise price of stock option grants is set at fair market value (average of our high and low stock price) on the grant date. Our long-term performance ultimately determines the value of stock options because gains from stock option exercises are entirely dependent on the long-term appreciation of our stock price.

Awards of restricted stock under our Stock Incentive Plan fully vest over three years, one-third per year with very rare exception at the discretion of the compensation committee.

In 2009, there was a total of 603,109 shares granted (538,635 shares of restricted stock and 64,474 shares subject to stock options) pursuant to the Stock Incentive Plan.

In 2009, the compensation committee awarded restricted stock and stock options to the NEOs, at the following levels:

NEO	Restricted Stock January 15, 2009	Restricted Stock September 1, 2009	Stock Options January 15, 2009	Stock Options February 17, 2009
D. Welch, CEO	33,000 shares	100,000 shares	20,000	29,474
K. Beer, CFO	18,000 shares	30,000 shares	15,000	-
J. Wenzel	13,000 shares	20,000 shares	-	-
R. Smith	13,000 shares	20,000 shares	-	-
A. Gates	7,000 shares	10,000 shares	-	-

The shares of restricted stock and stock options granted on January 15, 2009 and February 17, 2009 were based on performance in 2008, and the shares of restricted stock granted on September 1, 2009 were based on performance in 2009. The September 1, 2009 grants were grants that typically would have been granted in January 2010, but the Board decided to accelerate and increase those grants because some of our executives were being contacted by competitors for possible employment during that time. Stock options were granted to the CEO and CFO in light of the competitive marketplace which we operate in.

Mr. Welch has a provision in his employment agreement providing that, after he has completed five consecutive years of employment as President and CEO, he will not be required to forfeit upon his retirement any unvested stock options or restricted shares that were granted to him and the options will continue to vest and the restrictions will continue to lapse without his being an employee. Mr. Welch completed five consecutive years of employment as President and CEO on April 1, 2009, and, therefore, there is no risk of forfeiture of his equity grants upon his retirement. However, the 100,000 shares of restricted stock awarded to Mr. Welch on September 1, 2009 were specifically conditioned on his agreement to waive any provision in his employment agreement that would result in the lapse of the forfeiture restrictions, which restrictions lapse over three years, one-third per year.

Relative Share Price Performance Factor. The implementation of the Long-Term Incentive Program ("LTIP") in 2006 was designed to provide compensation for performance and be competitive for similar positions in the marketplace. The size of the awards under the LTIP is determined by our prior year performance. The defined performance factor is a relative share price factor ("RSPF") that was designed to yield a value of 0.5 for poor performance and a 1.5 value for outstanding performance. Poor performance is defined as the change in percentage share price being in the bottom of the Peer Group and outstanding performance as the change in percentage share price being in the top of the Peer Group with interpolation as per the table below. Thus, if performance was better than average, the LTI shares awarded would have been greater than the target level, and if performance was worse than average, the LTI shares awarded would have been lower than the target level.

In 2009, our stock price performance was fourth relative to the Peer Group's stock price performance, and, therefore, the performance factor was 1.20, such that fifty percent (50%) of the 2009 equity awards were increased by twenty percent (20%) due to this factor for an overall increase of ten percent (10%) for the equity awards. The restricted stock and stock option awards in January 2009 reflected this 2009 performance factor. The restricted stock grant to employees other than officers was 235,500 shares before the adjustment and was 259,057 after the adjustment. The grant to officers (eight officers including the NEOs) was 208,000 before the adjustment and was 228,800 after the adjustment.

In early 2010, the following awards of restricted stock were made to the NEOs as a result of the 2009 RSPF described above:

	Restricted Stock RSPF
D. Welch	10,000 shares
K. Beer	3,000 shares
J. Wenzel	2,000 shares
R. Smith	2,000 shares
A. Gates	1,000 shares

The table below shows our possible relative peer position ("RPP") in the Peer Group and the corresponding RSPF used for 2009 performance. For example, if we are in the number 3 RPP based on relative share price change relative to the Peer Group, then the share multiplier would be 1.3, if we are in the number 11 position, then the share multiplier would be 0.5. For 2009, we were in the number 4 RPP and achieved a 1.2 RSPF. This performance factor, used in granting restricted stock awards for 2009 performance, affects one-half of the targeted number of shares, and, for example, if an executive is targeted for 10,000 shares, one-half of those shares, 5,000 shares, would be multiplied times 1.2 to result in an increase to 6,000 shares and a total award of 11,000 (10,000 plus 1,000 for RSPF) shares. The 2008 RSPF performance had no effect on the size of the awards made in January 2009 because the January 2009 awards were subject to the RPP for 2008, and we were in the number 7 RPP for 2008, which correlated to a RSPF of 1.0 resulting in no increase or decrease in the targeted number of shares.

Relative Peer Position (RPP)	RSPF	RPP	RSPF
1	1.5	7	1.0
2	1.5	8	0.9
3	1.3	9	0.8
4	1.2	10	0.7
5	1.1	11	0.5
6	1.0		

The compensation committee and the Board revised the above table for RPP and RSPF for 2010, and the revised table is as follows:

Relative Peer Position (RPP)	RSPF	RPP	RSPF
1	1.5	7	0.9
2	1.4	8	0.8
3	1.3	9	0.7
4	1.2	10	0.6
5	1.1	11	0.5
6	1.0		

Rationale for 2009 Compensation. For 2009, the compensation committee deemed we were a market performer, neither an outperformer nor an underperformer, which translates to a philosophy of paying our NEOs between the 33rd and 66th percentiles based on the ECI 2009 Survey for TDC, with the exact percentile to be determined for each NEO solely in the discretion of the compensation committee.

In the Summary Compensation Table for the Year Ended December 31, 2009, at page 32 below, we include grants of equity compensation made in September 2009 for competitive reasons that normally would have been made in January 2010. For this reason, the summary compensation totals for 2009 include equity grants made for 2008 compensation as well as grants made for 2009 compensation, and these summary compensation totals correlate to TDC for the NEOs in the 55th percentile of the ECI 2009 Survey. However, the three-year average TDC for the CEO approximated the 33rd percentile, and the three-year average for the other NEOs approximated the 38th percentile based on the ECI 2009 Survey.

For 2009, Mr. Welch's base salary was set at the 25th percentile at $520,000, and his cash incentive and discretionary bonus of $540,000, which was slightly above the 1x base pay target, was earned by achievement of goals defined by the Board as stated in the table on page 24 of this proxy. The compensation committee set the percentile range for Mr. Welch's target TDC within the 33rd to 55th percentile. The value of Mr. Welch's long-term incentive award was then determined by subtracting the sum of his base salary and cash incentive bonus ($1,060,000) from his target TDC. In 2009, the fair value of his long-term equity incentive award was $1,836,409, which was split between shares of restricted stock and stock options as shown in the Summary Compensation Table on page 32 in the columns titled "Stock Awards" and "Option Awards."

The TDC for each of our other NEOs was set similarly to that of our CEO. The compensation committee used a range between the 33rd and 66th percentiles of the ECI 2009 Survey as a guideline in 2009 for TDC, being the lower end of the market performer range. The ECI 2009 Survey data is position specific, and there is a specific pay range for each NEO position. Thus, each NEO has a specific market pay scale depending upon the particular role of each NEO. The compensation committee determined each NEO's appropriate TDC as shown in the Total column of the Summary Compensation Table referenced above. All of the pay scales used for the NEOs were within the 33rd to 66th percentile of the ECI 2009 Survey. Consistent with the pay-for-performance program, the base salaries were set at the 25th percentile, and the cash incentive bonuses that were earned equaled or slightly exceeded the 1x base salary targets. The compensation committee then determined the value of the long-term equity incentive award for each of the NEOs by subtracting the sum of the base salary and cash incentive bonus from the respective TDC set for each NEO. This resulted in the long-term incentive awards shown in the columns labeled "Stock Awards" and "Options Awards" in the Summary Compensation Table referenced above.

Perquisites and Other Benefits. Perquisites and other benefits represent a small part of our overall compensation package. These benefits help us attract and retain senior level executives and are reviewed periodically to ensure that they are competitive with industry norms. Past perquisites for Messrs. Beer and Smith included inducements to move to our headquarters in Lafayette, Louisiana, consisting of temporary housing assistance (now expired) with cash payments to cover the tax liability for the imputed value of such assistance. We also sponsor membership in golf or social clubs for certain senior executives who have responsibility for entertainment deemed necessary or desirable to conduct business and recruit employees. In 2009, we paid for Mr. Smith to attend the Advanced Management Program at Harvard Business School for approximately two months at a total cost of approximately $64,142, but we do not consider this expense to be a perquisite because we believe this educational training is integral to Mr. Smith's present and future contributions and because we make educational training available to all of our key employees.

The NEOs also participate in a variety of retirement, health and welfare, and paid time-off benefits designed to enable us to attract and retain our workforce in a competitive marketplace. Health and welfare and paid time-off benefits help ensure that we have a productive and focused workforce through reliable and competitive health and other benefits that are available to all employees on a non-discriminatory basis. However, we continue to pay life insurance premiums for policies that were purchased for the benefit of our officers in prior years, with Mr. Gates being the only current NEO with such a policy. Our Employee Benefit Plan (restated on January 1, 2008, revised on January 1, 2009) provides health and welfare benefits for all of our employees.

401(k) Plan. To provide employees with retirement savings in a tax efficient manner, under our 401(k) profit sharing plan, eligible employees are permitted to defer receipt of up to 60% of their compensation up to a maximum amount, plus up to an additional $5,500 catch-up adjustment for employees age 50 or over (subject to certain limitations imposed under the Code). The plan provides that a discretionary match of employee deferrals, before catch-up adjustments, may be made by us, at our discretion, in cash or shares of common stock. During the year ended December 31, 2009, and since the inception of this plan, we have made annual matching contributions of $1.00 for every $2.00 contributed by an employee, excluding catch-up contributions.

Deferred Compensation Plan. To provide employees with retirement savings in a tax efficient manner, the Stone Energy Corporation Deferred Compensation Plan provides eligible executives and other highly compensated individuals with the option to defer up to 100% of their compensation for a calendar year, and the compensation committee may, at its discretion, match a portion or all of the participant's deferral based upon a percentage determined by the Board. The amounts held under the plan are invested in various investment funds maintained by a third party in accordance with the direction of each participant. During the year ended December 31, 2009, and since the inception of this plan, there were no matching contributions made by us, and the compensation committee does not anticipate any matching contributions in 2010.

Severance Plan and Change of Control Plans. Our severance and change of control plans are designed to facilitate our ability to attract and retain executives as we compete for talented employees in a marketplace where such protections are commonly offered. We believe that providing consistent, competitive levels of severance protection to senior executives helps minimize distraction during times of uncertainty and helps to retain key employees. The severance plans provide benefits to ease an employee's transition due to the unexpected employment termination by our company due to ongoing changes in our employment needs. The compensation committee is responsible for administering these policies and plans.

Tax Deductibility of Compensation. The compensation committee considers the expected tax treatment to our company and its executive officers as one of the factors in determining compensation matters. Section 162(m) of the Internal Revenue Code of 1986, as amended, generally limits the deductibility of certain compensation expenses in excess of $1.0 million to a covered employee in any fiscal year, although certain qualifying performance-based compensation is not subject to the limits on deductibility. The compensation committee currently considers the deductibility under Section 162(m) of compensation of its executives to the extent reasonably practical and consistent with our objectives, but the compensation committee may nonetheless approve compensation that does not fall within these requirements. The compensation committee may authorize compensation that results in amounts above the limits if it determines that such compensation is in the best interests of our company. None of our officers or employees received more than $1.0 million in base salary in 2007, 2008 or 2009.

Sections 280G and 4999. We provide Messrs. Welch and Beer with certain tax protection in the form of a gross-up payment to reimburse them for any excise tax that might be incurred under Section 4999 of the Internal Revenue Code of 1986, as amended, as well as any additional income taxes resulting from such reimbursement. Section 4999 imposes a 20% non-deductible excise tax on the recipient of an "excess parachute payment" and Section 280G disallows the tax deduction to the payor of any amount of an excess parachute payment that is contingent on a change of control. Aggregate payments as a result of a change of control must exceed three times the executive's base amount in order to be considered a parachute payment, and then the excise tax is imposed on the parachute payments that exceed the executive's base amount. The intent of the tax gross-up is to provide a benefit without a tax penalty to these executives who are displaced in the event of a change of control. We believe the provision of tax protection for excess parachute payments for these executive officers is consistent with market practice, is a valuable executive retention tool, and is consistent with the objectives of our overall executive compensation program.

Section 409A. We have amended our plans as necessary to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended.

Accounting for Stock-Based Compensation. We are accounting for stock-based payments in accordance with the requirements of FASB ASC Topic 718.

Stock Ownership Guidelines. On November 20, 2008, the Board adopted Stock Ownership Guidelines, which were amended on April 1, 2009, for our directors and officers. These guidelines are designed to further align the interests of our officers and directors with those of our stockholders and are summarized below.

Executives and directors are required to meet the following ownership levels by the later of December 31, 2013 or within five years of being promoted or elected to their position. The following stock ownership guidelines will apply, based on the annual salary in effect for each applicable individual as of January 1 of the applicable year:

Individual	Multiple of Salary
Chief Executive Officer	Five times salary
Nonemployee Director	Four times annual stipend or retainer
Senior Vice President	Three times salary
Vice President	Two times salary

Among other terms, the guidelines provide that (1) restricted stock will be included in determining the stock ownership of an individual and (2) the value of our stock as of December 31 of a given year used in determining the number of shares needed to comply with the guidelines will be the average price of our stock during the previous month of August of that same calendar year. For each officer, the guidelines will be reduced 15% per year beginning on the 61st anniversary of the birth date of the officer, such that the officer need comply with only 85% of the guidelines after age 61, 70% after age 62, 55% after age 63, 40% after age 64, and 25% after age 65 and thereafter until retirement from or other termination of employment with our company. The Board of Directors may amend or terminate these stock ownership guidelines in its sole discretion, at any time or from time to time, in the aggregate or for any individual, based on market conditions or an individual's circumstances or for any other reason.

COMPENSATION COMMITTEE REPORT

The compensation committee does hereby state that:

(A) The compensation committee has reviewed and discussed the foregoing "Compensation Discussion and Analysis" required by Item 402(b) of Regulation S-K with management; and

(B) Based on the review and discussions with management, the compensation committee recommended to the Board of Directors that the "Compensation Discussion and Analysis" be included in Stone Energy Corporation's proxy statement and incorporated by reference into Stone Energy Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Compensation Committee,

George R. Christmas - Chairman
B.J. Duplanits
Peter D. Kinnear
John P. Laborde
David R. Voelker

EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth the compensation earned by the NEOs for services rendered in all capacities to our company and its subsidiaries for the fiscal years ended December 31, 2009, December 31, 2008, and December 31, 2007.

SUMMARY COMPENSATION TABLE FOR THE YEAR ENDED DECEMBER 31, 2009

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	All Other Compensation ($) (5)	Total ($)
David H. Welch	2009	$520,000	$113,400	$1,601,650	$234,759	$426,600	$20,099	$2,916,508
President and Chief	2008	500,000	-	1,256,344	612,750	200,000	18,506	2,587,600
Executive Officer	2007	465,000	136,250	663,800	204,900	408,750	17,864	1,896,564
Kenneth H. Beer	2009	330,000	72,450	561,900	86,100	272,550	9,289	1,332,289
Senior Vice President,	2008	320,000	-	753,806	367,650	128,000	7,750	1,577,206
Chief Financial Officer	2007	295,000	87,500	331,900	136,600	262,500	13,616	1,127,116
Jerome F. Wenzel, Jr.	2009	256,000	55,650	384,650	-	209,350	8,580	914,230
Senior Vice President,	2008	250,000	-	452,284	-	100,000	7,990	810,274
Operations/Exploitation	2007	230,000	72,500	298,710	-	217,500	7,750	826,460
Richard L. Smith	2009	244,000	51,240	384,650	-	192,760	8,520	881,170
Senior Vice President,	2008	230,000	-	710,438	-	92,000	58,110	1,090,548
Exploration and Business	2007	102,026	-	353,800	-	-	35,773	491,599
Development								
Andrew L. Gates, III	2009	236,000	49,560	197,350	-	186,440	12,140	681,490
Senior Vice President,	2008	230,000	-	351,776	-	92,000	11,610	685,386
General Counsel,	2007	220,000	55,000	232,330	-	165,000	11,540	683,870
Secretary								

(1) The amounts reflected in this column were discretionary awards granted by the compensation committee pursuant to the Annual Incentive Compensation Plan. Please see "Compensation Discussion and Analysis – Annual Cash Incentive/Discretionary Bonus Compensation."

(2) Restricted stock awards prior to May 2009 were made pursuant to our 2004 Amended and Restated Stock Incentive Plan, and subsequent restricted stock awards were made pursuant to our 2009 Amended and Restated Stock Incentive Plan. The values shown in this column reflect the aggregate grant date fair value of restricted stock awards granted in each year, computed in accordance with FASB ASC Topic 718. The value ultimately received by the executive may or may not be equal to the values reflected above. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. See Note 12 to our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009 for a complete description of the valuation, including the assumptions used.

(3) Stock option awards prior to May 2009 were made pursuant to our 2004 Amended and Restated Stock Incentive Plan, and subsequent stock option awards were made pursuant to our 2009 Amended and Restated Stock Incentive Plan. The values shown in this column reflect the aggregate grant date fair value of stock option awards granted in each year, computed in accordance with FASB ASC Topic 718. The value ultimately received by the executive may or may not be equal to the values reflected above. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. See Note 12 to our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009 for a complete description of the valuation, including the assumptions used.

(4) The amounts reflected in this column relate to the performance-based components of our Annual Cash Incentive Compensation Plan. Please see "Compensation Discussion and Analysis – Annual Cash Incentive/Discretionary Bonus Compensation."

(5) The following table provides detail for the All Other Compensation column for each of the NEOs in 2009:

	Mr. Welch	Mr. Beer	Mr. Wenzel	Mr. Smith	Mr. Gates
Company 401(k) match	$8,250	$8,250	$8,250	$8,250	$8,250
Life insurance premiums	-	-	-	-	3,500
Annual dues for club memberships	11,849	1,039	330	270	390
	$20,099	$9,289	$8,580	$8,520	$12,140

The following table provides detail for the All Other Compensation column for each of the NEOs in 2008:

	Mr. Welch	Mr. Beer	Mr. Wenzel	Mr. Smith	Mr. Gates
Company 401(k) match	$7,750	$7,750	$7,750	$7,750	$7,750
Life insurance premiums	-	-	-	-	3,500
Annual dues for club memberships	10,756	-	240	360	360
Housing allowance	-	-	-	50,000	-
	$18,506	$7,750	$7,990	$58,110	$11,610

The following table provides detail for the All Other Compensation column for each of the NEOs in 2007:

	Mr. Welch	Mr. Beer	Mr. Wenzel	Mr. Smith	Mr. Gates
Company 401(k) match	$7,750	$7,750	$7,750	$3,878	$7,750
Life insurance premiums	-	-	-	-	3,500
Annual dues for club memberships	10,114	60	-	120	290
Housing allowance	-	4,000	-	21,893	-
Tax gross-up on housing allowance	-	1,806	-	9,882	-
	$17,864	$13,616	$7,750	$35,773	$11,540

Grants of Plan Based Awards

The following table discloses information concerning each grant of an award made during 2009 under any plan for the NEOs. It also discloses potential future payouts under our non-equity incentive plan.

GRANT OF PLAN BASED AWARDS TABLE FOR THE YEAR ENDED DECEMBER 31, 2009							
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)		All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Target ($)	Maximum ($)	(#)	(#)	($/Sh) (2)	($) (3)
David H. Welch	1/15/09	-	-	33,000	-	-	$331,650
	1/15/09	-	-	-	20,000	$10.05	114,800
	2/17/09	-	-	-	29,474	6.97	119,959
	9/01/09	-	-	100,000	-	-	1,270,000
	-	$520,000	$1,040,000	-	-	-	-
Kenneth H. Beer	1/15/09	-	-	18,000	-	-	$180,900
	1/15/09	-	-	-	15,000	$10.05	86,100
	9/01/09	-	-	30,000	-	-	381,000
	-	$330,000	$660,000	-	-	-	-
Jerome F. Wenzel, Jr.	1/15/09	-	-	13,000	-	-	$130,650
	9/01/09	-	-	20,000	-	-	254,000
	-	$256,000	$512,000	-	-	-	-
Richard L. Smith	1/15/09	-	-	13,000	-	-	$130,650
	9/01/09	-	-	20,000	-	-	254,000
	-	$244,000	$488,000	-	-	-	-
Andrew L. Gates, III	1/15/09	-	-	7,000	-	-	$70,350
	9/01/09	-	-	10,000	-	-	127,000
	-	$236,000	$472,000	-	-	-	-

(1) These columns show the range of possible payouts under the performance and discretionary based portions of our Annual Cash Incentive Compensation Plan. For 2009, achieving the targets for each of the four performance measures under the Annual Cash Incentive Compensation Plan would have earned 75 points or 75% of the employee's targeted bonus opportunity, plus up to 25% as a discretionary amount. Similarly, achieving the stretch goals for each performance measure would have earned 150 points or 150% of the employee's targeted incentive award opportunity, plus up to 50% as a discretionary amount. Thus, achieving the targets could have resulted in an award of 100% and achieving the stretch goals could have resulted in a maximum award of 200%. If none of the minimums are achieved and if no discretionary amount is awarded, then no cash incentive award would be granted under the Annual Cash Incentive Compensation Plan. No threshold exists for the NEOs. Please read "Compensation Discussion and Analysis – Executive Compensation Components – Annual Cash Incentive/Discretionary Bonus Compensation" for additional information.

(2) Option exercise price represents average of our high and low sales prices of our common stock on date of grant.

(3) Calculated in accordance with FASB ASC Topic 718 as described in footnotes 2 and 3 to the Summary Compensation Table.

On January 15, 2010, Mr. Welch was granted 10,000 shares of restricted stock, Mr. Beer was granted 3,000 shares of restricted stock, Messrs. Smith and Wenzel were each granted 2,000 shares of restricted stock, and Mr. Gates was granted 1,000 shares of restricted stock. Except as described below with respect to Mr. Welch, the forfeiture restrictions on the restricted stock lapse 33.3% each year over a three-year period. These 2010 grants were related to 2009 performance. These grants will be shown in the Grants of Plan Based Awards Table for the year ended December 31, 2010. Mr. Welch has a provision in his employment agreement providing that, after he has completed five consecutive years of employment as President and CEO, the Board will agree that he will not be required to forfeit upon his retirement any unvested stock options or restricted shares that were granted to him and the options will continue to vest and the restrictions will continue to lapse without his being an employee. Mr. Welch completed five consecutive years of employment as President and CEO on April 1, 2009, and, therefore, there is no risk of forfeiture upon his retirement. However, the 100,000 shares of restricted stock awarded to Mr. Welch on September 1, 2009 were specifically conditioned on his agreement to waive any provision in his employment agreement that would result in the lapse of the forfeiture restrictions, which restrictions lapse over three years, one-third per year.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

The following narrative provides additional information about the various compensation plans, programs and policies reflected in the Summary Compensation Table and the Grants of Plan-Based Awards Table for the year ended December 31, 2009.

Employment-Related Agreements with NEOs

The terms governing our employment, and compensation, of Messrs. Welch, Beer and Smith are outlined in individual employment agreements. For a description of the material terms of the agreements in place with each of these officers during 2009, please see "Employment Agreements, Termination of Employment, Severance and Change-in-Control Plans – Employment Agreements" below. We do not maintain employment agreements with any other NEOs.

Fiscal 2009 Salary

The NEOs were paid base salaries during fiscal year 2009 as follows:

Officer	Salary
D. Welch	$520,000
K. Beer	330,000
J. Wenzel	256,000
R. Smith	244,000
A. Gates	236,000

Fiscal 2009 Annual Cash Incentive Compensation

On March 24, 2010, the NEOs were paid the following amounts under our Annual Incentive Compensation Plan for 2009 performance:

Officer	Discretionary Amount	Performance-Based Amount	Total Award
D. Welch	$113,400	$426,600	$540,000
K. Beer	72,450	272,550	345,000
J. Wenzel	55,650	209,350	265,000
R. Smith	51,240	192,760	244,000
A. Gates	49,560	186,440	236,000

For additional information concerning our Annual Cash Incentive Compensation Plan and the 2009 awards, please see "Compensation Discussion and Analysis—Annual Cash Incentive/Discretionary Bonus Compensation."

Salary and Bonus in Proportion to Total Compensation

The following table sets forth the percentage of each of the NEO's total compensation that we paid in the form of base salary and discretionary cash bonuses.

Name	Year	Percentage of Total Compensation
David H. Welch	2009	37%
	2008	27%
	2007	53%
Kenneth H. Beer	2009	51%
	2008	28%
	2007	57%
Jerome F. Wenzel, Jr.	2009	58%
	2008	43%
	2007	63%
Richard L. Smith	2009	56%
	2008	30%
	2007	21%*
Andrew L. Gates, III	2009	70%
	2008	47%
	2007	64%

*Mr. Smith began his employment with us in July 2007, and this percentage was based on a partial year.

Equity Awards

The compensation committee awarded restricted stock and stock options to the NEOs in January 2009, stock options in February 2009 and restricted stock in September 2009. For a discussion of these awards, including exercise restrictions, vesting provisions and forfeiture provisions, please see "Compensation Discussion and Analysis—Long-Term Equity Incentive Compensation."

Outstanding Equity Awards at Fiscal Year-End

The following table contains information concerning the number and value of outstanding and unexercised options as well as the number and value of unvested restricted stock awards at December 31, 2009.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2009								
	Option Awards					Stock Awards		
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (1)
David H. Welch	4/1/2004	100,000	-	$48.90	4/1/2014			
	6/16/2005	24,000	6,000 (2)	48.29	6/16/2015			
	2/7/2006	9,000	6,000 (3)	47.75	2/7/2016			
	1/9/2007	6,000	9,000 (4)	33.19	1/9/2017			
	1/15/2008	5,000	20,000 (5)	44.67	1/15/2018			
	1/15/2009	-	20,000 (6)	10.05	1/15/2019			
	2/17/2009	-	29,474 (7)	6.97	2/17/2019			
						1/9/2007	6,667 (12)	$120,339
						1/15/2008	18,750 (12)	338,438
						1/15/2009	33,000 (12)	595,650
						9/1/2009	100,000 (13)	1,805,000
Kenneth H. Beer	8/1/2005	24,000	6,000 (8)	$53.20	8/1/2015			
	1/9/2007	4,000	6,000 (9)	33.19	1/9/2017			
	1/15/2008	3,000	12,000 (10)	44.67	1/15/2018			
	1/15/2009	-	15,000 (11)	10.05	1/15/2019			
						1/9/2007	3,333 (14)	$60,161
						1/15/2008	11,250 (15)	203,063
						1/15/2009	18,000 (16)	324,900
						9/1/2009	30,000 (17)	541,500
Jerome F. Wenzel, Jr.	10/1/2004	10,000	-	$44.04	10/1/2014			
						1/9/2007	3,000 (18)	$54,150
						1/15/2008	6,750 (19)	121,838
						1/15/2009	13,000 (20)	234,650
						9/1/2009	20,000 (21)	361,000
Richard L. Smith	-	-	-	-	-	7/23/2007	3,333 (22)	$60,161
						1/15/2008	6,000 (23)	108,300
						5/15/2008	3,000 (24)	54,150
						1/15/2009	13,000 (25)	234,650
						9/1/2009	20,000 (26)	361,000
Andrew L. Gates, III	11/14/2003	800	-	$36.46	11/14/2013			
						1/9/2007	2,333 (27)	$42,111
						1/15/2008	5,250 (28)	94,763
						1/15/2009	7,000 (29)	126,350
						9/1/2009	10,000 (30)	180,500

(1) The market value shown was determined by multiplying the number of unvested shares of stock by $18.05, which was the closing market price of our common stock on December 31, 2009.
(2) Stock options that are now vested and become exercisable on June 16, 2010.
(3) Stock options that are now vested and become exercisable as follows: 3,000 on February 7, 2010 and 3,000 on February 7, 2011.
(4) Stock options that are now vested and become exercisable as follows: 3,000 on January 9, 2010; 3,000 on January 9, 2011; and 3,000 on January 9, 2012.

(5) Stock options that are now vested and become exercisable as follows: 5,000 on January 15, 2010; 5,000 on January 15, 2011; 5,000 on January 15, 2012; and 5,000 on January 15, 2013.
(6) Stock options that are now vested and become exercisable as follows: 4,000 on January 15, 2010; 4,000 on January 15, 2011; 4,000 on January 15, 2012; 4,000 on January 15, 2013; and 4,000 on January 15, 2014.
(7) Stock options that are now vested and become exercisable as follows: 5,895 on February 17, 2010; 5,895 on February 17, 2011; 5,895 on February 17, 2012; 5,895 on February 17, 2013; and 5,894 on February 17, 2014.
(8) Stock options that fully vest and become exercisable on August 1, 2010.
(9) Stock options that vest and become exercisable as follows: 2,000 on January 9, 2010; 2,000 on January 9, 2011; and 2,000 on January 9, 2012.
(10) Stock options that vest and become exercisable as follows: 3,000 on January 15, 2010; 3,000 on January 15, 2011; 3,000 on January 15, 2012; and 3,000 on January 15, 2013.
(11) Stock options that vest and become exercisable as follows: 3,000 on January 15, 2010; 3,000 on January 15, 2011; 3,000 on January 15, 2012; 3,000 on January 15, 2013; and 3,000 on January 15, 2014.
(12) Restricted stock for which restrictions lapsed on April 1, 2009.
(13) The restrictions on these shares of restricted stock will lapse as follows: 33,333 on September 1, 2010; 33,333 on September 1, 2011; and 33,334 on September 1, 2012.
(14) The restrictions on these shares of restricted stock lapsed on January 9, 2010.
(15) The restrictions on these shares of restricted stock will lapse as follows: 5,625 on January 15, 2010 and 5,625 on January 15, 2011.
(16) The restrictions on these shares of restricted stock will lapse as follows: 6,000 on January 15, 2010; 6,000 on January 15, 2011; and 6,000 on January 15, 2012.
(17) The restrictions on these shares of restricted stock will lapse as follows: 10,000 on September 1, 2010; 10,000 on September 1, 2011; and 10,000 on September 1, 2012.
(18) The restrictions on these shares of restricted stock lapsed on January 9, 2010.
(19) The restrictions on these shares of restricted stock will lapse as follows: 3,375 on January 15, 2010 and 3,375 on January 15, 2011.
(20) The restrictions on these shares of restricted stock will lapse as follows: 4,333 on January 15, 2010; 4,333 on January 15, 2011; and 4,334 on January 15, 2012.
(21) The restrictions on these shares of restricted stock will lapse as follows: 6,666 on September 1, 2010; 6,667 on September 1, 2011; and 6,667 on September 1, 2012.
(22) The restrictions on these shares of restricted stock will lapse on July 23, 2010.
(23) The restrictions on these shares of restricted stock will lapse as follows: 3,000 on January 15, 2010 and 3,000 on January 15, 2011.
(24) The restrictions on these shares of restricted stock will lapse as follows: 1,500 on May 15, 2010 and 1,500 on May 15, 2011.
(25) The restrictions on these shares of restricted stock will lapse as follows: 4,333 on January 15, 2010; 4,333 on January 15, 2011; and 4,334 on January 15, 2012.
(26) The restrictions on these shares of restricted stock will lapse as follows: 6,666 on September 1, 2010; 6,667 on September 1, 2011; and 6,667 on September 1, 2012.
(27) The restrictions on these shares of restricted stock lapsed on January 9, 2010.
(28) The restrictions on these shares of restricted stock will lapse as follows: 2,625 on January 15, 2010 and 2,625 on January 15, 2011.
(29) The restrictions on these shares of restricted stock will lapse as follows: 2,333 on January 15, 2010; 2,333 on January 15, 2011; and 2,334 on January 15, 2012.
(30) The restrictions on these shares of restricted stock will lapse as follows: 3,333 on September 1, 2010; 3,333 on September 1, 2011; and 3,334 on September 1, 2012.

Option Exercises and Stock Vested

The following table sets forth information regarding the number of stock awards vested, and the related value received during 2009 for the NEOs. There were no stock option exercises during 2009.

OPTION EXERCISES AND STOCK VESTED TABLE FOR THE YEAR ENDED DECEMBER 31, 2009		
	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
David H. Welch	28,231	$249,435
Kenneth H. Beer	8,958	96,460
Jerome F. Wenzel, Jr.	6,375	69,859
Richard L. Smith	7,833	67,866
Andrew L. Gates, III	4,958	54,330

Nonqualified Deferred Compensation

The following table sets forth information regarding nonqualified deferred compensation during 2009 for the NEOs.

NONQUALIFIED DEFERRED COMPENSATION TABLE FOR THE YEAR ENDED DECEMBER 31, 2009			
Name	Executive Contributions in Last FY ($) (1)	Aggregate Earnings in Last FY ($)	Aggregate Balance at Last FYE ($) (2)
David H. Welch	$208,391	$213,151	$2,990,764
Kenneth H. Beer	35,333	169,468	531,245
Jerome F. Wenzel, Jr.	-	8,484	33,683
Richard L. Smith	-	-	-
Andrew L. Gates, III	-	72,002	270,357

(1) Reflects the following amounts for each of the following NEOs that are reported as compensation to the officer in the Summary Compensation Table: Mr. Welch – $208,391 and Mr. Beer – $35,333.

(2) The following portions of the aggregate balance amounts for each of the NEOs were reported as compensation to the officer in the Summary Compensation Table in previous fiscal years: Mr. Welch - $1,005,272 for the year ended December 31, 2008 and $839,677 for the year ended December 31, 2007 and Mr. Beer - $171,082 for the year ended December 31, 2008 and $211,523 for the year ended December 31, 2007.

Our Deferred Compensation Plan provides eligible executives and other highly compensated individuals with the option to defer up to 100% of their base salary and/or 100% of their bonus for a calendar year, and the compensation committee may, at its discretion, match all or a portion of the participant's deferral based upon a percentage determined by the Board. Deferral elections are made separately for salary and/or bonus not later than December for amounts to be earned in the following year. In addition, the Board may elect to make discretionary profit sharing contributions to the plan. Since the inception of the plan we have not made matching or profit sharing contributions, and the compensation committee does not anticipate making any matching or profit sharing contributions in 2010.

All employee contributions to the plan and investment returns on those contributions are fully vested, and there have not been any company contributions to the plan. Distributions due to termination of employment will be made as a lump-sum cash payment or in installments, based on the participant's election and subject to the six-month delay of distributions imposed on certain of our key employees by Section 409A of the Internal Revenue Code. Distributions upon a "change of control" (as defined in the plan) will be made in a lump sum. The amounts held under the plan are invested in various investment funds maintained by a third party in accordance with the direction of each participant. Investment options under the plan are identical to the investment options available to participants in our 401(k) Profit Sharing Plan. Both the Deferred Compensation Plan and the 401(k) Profit Sharing Plan utilize a mutual fund investment window that enables participants to elect a wide variety of mutual funds. Participants may change their investment elections daily. The investment funds and rate of return for the year ended December 31, 2009, for the investment options actually elected by one or more the NEOs for all or any portion of 2009 are as follows:

- David H. Welch – Stock investments include Fidelity Contrafund, Fidelity International Discovery, Fidelity Select Healthcare Fund, Fidelity Retirement Money Market Fund and Fidelity Retirement Government Money Market Fund with a combined rate of return for the year ended December 31, 2009 of 7.2%.
- Kenneth H. Beer – Stock investments include Fidelity Leveraged Co. Stock Fund, Fidelity Diversified International Fund, Fidelity Small Cap Stock Fund and Spartan US Equity Index with a combined rate of return for the year ended December 31, 2009 of 42.6%.
- Jerome F. Wenzel, Jr. – Stock investments include Fidelity Cap Appreciation Fund, Fidelity Spartan US Equity Index, Baron Asset Fund, Fidelity Value Fund and Fidelity Diversified International with a combined rate of return for the year ended December 31, 2009 of 33.7%.
- Andrew L. Gates, III - Stock investments include Fidelity Mega Cap Fund, Fidelity Balanced Fund, Fidelity Convertible Securities Fund and Fidelity Strategic Income Fund with a combined rate of return for the year ended December 31, 2009 of 36.3%.

Potential Payment Upon Termination or Change of Control

The table below reflects the amount of compensation to each of the NEOs in the event of termination of such executive's employment. The amount of compensation payable to each NEO upon "Involuntary Termination" occurring outside of the "Change of Control Period," "Involuntary Termination" occurring on the date of a "Change of Control," voluntary termination, or in the event of disability or death of the executive is shown below. As used in this proxy statement, the term "Change of Control Period" refers to (1) the 24-month period following a "Change of Control" in the case of Messrs. Welch and Beer and (2) the 12-month period following a "Change of Control" in the case of Messrs. Wenzel, Smith and Gates. The other key terms are based upon the definitions in our Executive Change of Control and Severance Plan, as amended and restated effective as of December 31, 2008 (the "Executive Plan"). The amendment and restatement of the Executive Plan also replaced and superseded our Executive Change in Control Severance Policy that was maintained for certain designated executives (specifically, Messrs. Welch and Beer). The key terms that are based upon definitions in the Executive Plan are described in greater detail below:

- "Cause" means any termination of an executive's employment by reason of the executive's willful and continued failure to perform substantially their duties after written notice of such failure has been given to the executive, or the willful engaging by the executive in conduct that is materially injurious to the Company, monetarily or otherwise.
- A "Change of Control" is generally deemed to have occurred if the event described in any of the following paragraphs has occurred:
    - any person is or becomes the Beneficial Owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of 20% or more of the combined voting power of our securities (though not including securities that were acquired directly from our company);
    - the Board of Directors as of December 31, 2008 fails to constitute the majority of the members of the Board, unless the Board members replacing the current members were appointed or elected by the current Board or by members of the Board previously so appointed or elected;
    - an arrangement, merger or consolidation of our company other than a transaction that would: (1) result in our voting securities outstanding immediately prior to such transaction continuing to represent at least 65% of the combined voting power of our securities or the surviving entity or any parent thereof outstanding immediately after such transaction, or (2) result in an arrangement, merger or consolidation which is effected to implement a recapitalization of our company (or similar transaction) in which no person is or becomes the Beneficial Owner, directly or indirectly, of securities representing 20% or more of the combined voting power of our then outstanding securities; or
    - our stockholders approve a plan of complete liquidation or dissolution of our company, or there is a sale or disposition of all or substantially all of our assets.

- "Good Reason" means the occurrence (without the executive's express written consent) on or within any Change of Control Period of any one of the following acts by us:
  - a material reduction in the executive's annual base salary as in effect on the date of the Change of Control or as increased thereafter (except for certain across-the-board salary reductions);
  - a material diminution in the authority, duties or responsibilities of the executive as in effect immediately prior to the Change of Control; or
  - a requirement that the executive transfer to a work location that is more than 50 miles from such executive's principal work location immediately prior to the Change of Control.
- An "Involuntary Termination" means any termination of the executive's employment by us other than for Cause or a termination by the executive during a Change of Control Period for a Good Reason.

The following assumptions were used in determining the amounts below in the Potential Payment Upon Termination or Change of Control Table:

- All terminations would be effective as of December 31, 2009 (the last business day of 2009).
- Mr. Welch's employment agreement requires us to provide him with one year's prior written notice in order to terminate his employment. The amounts reported in the table below do not include any compensation or benefits that would be paid or provided to Mr. Welch during the one-year period from the date notice of termination of his employment was provided to the date of such termination.
- The closing share price of our common stock as of December 31, 2009 was $18.05. The closing price of our stock on the New York Stock Exchange on March 25, 2010 was $17.16, which could change the payout in the event of a Change of Control. There can be no assurance that a Change of Control would produce the same or similar results as those described if it occurs on any other date or at any other price, or if any assumption is not correct in fact.
- The actual amounts to be paid can only be determined at the time of such executive's separation from our company. The cash incentive compensation, for example, is a pro rata share of the bonus opportunity for the year up to the date of termination at the then projected year-end rate of payout in an amount, if any, as determined by the compensation committee in its sole discretion.
- Outplacement services are not to exceed a cost to us of 5% of the base annual salary of the executive.
- Vacation pay assumes the executive has not used any vacation days and is being paid for all unused days.
- The 401(k) match assumes the executive is eligible for the maximum contribution.
- Tax gross-up payments reflect the amount payable to the executives to offset any excise tax imposed under the Internal Revenue Code. The amount shown assumes the "base amount" is the five-year average W-2 earnings for the period of calendar years 2004 through 2008. The benefit amount in excess of a named executive officer's "base amount" is considered an "excess parachute payment" and if the "parachute payment" is equal to or greater than three times the base amount, then the excess parachute payment is subject to an excise tax. The calculation of the gross up amounts are based upon an excise tax rate under Section 4999 of 20%, a 35% federal income tax rate and a 1.45% Medicare tax rate. We have also made the assumptions that (1) no amounts will be discounted as attributable to reasonable compensation, (2) all cash severance payments are contingent upon a Change of Control, and (3) we could rebut the presumption required under applicable regulations that the equity awards granted in 2009 were contingent upon a Change of Control.

POTENTIAL PAYMENT UPON TERMINATION OR CHANGE OF CONTROL TABLE						
Name	Benefit	Involuntary Termination Occurring Outside of a Change of Control Period	Involuntary Termination Occurring on Date of a Change of Control	Voluntary Termination (Other than a Good Reason Termination Occurring During a Change of Control Period)	Death	Disability
David H. Welch	Severance (1)	$3,109,600	$3,109,600	$ -	(2)	(2)
	Cash incentive compensation (4)	520,000	520,000	-	-	-
	Tax gross-up payment (5)	-	1,655,980	-	-	-
	Outplacement (6)	26,000	26,000	-	-	-
	401(k) match (7)	-	8,250	8,250	8,250	8,250
	Health and welfare benefits (8)	5,451	5,451	-	-	-
	Stock options and restricted stock – accelerated vesting (9)	-	1,805,000	-	-	-
	Vacation pay (10)	50,000	50,000	50,000	-	-
	Total	**$3,711,051**	**$7,180,281**	**$58,250**	**$8,250**	**$8,250**
Kenneth H. Beer	Severance (1)	$1,973,400	$1,973,400	$ -	(2)	(2)
	Cash incentive compensation (4)	330,000	330,000	-	-	-
	Tax gross-up payment (5)	-	997,077	-	-	-
	Outplacement (6)	16,500	16,500	-	-	-
	401(k) match (7)	-	8,250	8,250	8,250	8,250
	Health and welfare benefits (8)	5,451	5,451	-	-	-
	Stock options and restricted stock – accelerated vesting (9)	-	1,249,623	-	-	-
	Vacation pay (10)	31,731	31,731	31,731	-	-
	Total	**$2,357,082**	**$4,612,032**	**$39,981**	**$8,250**	**$8,250**
Jerome F. Wenzel, Jr.	Severance (3)	$256,000	$765,440	$-	(2)	(2)
	Cash incentive compensation (4)	256,000	256,000	-	-	-
	Tax gross-up payment	-	-	-	-	-
	Outplacement (6)	12,800	12,800	-	-	-
	401(k) match (7)	-	8,250	8,250	8,250	8,250
	Health and welfare benefits (8)	5,451	5,451	-	-	-
	Stock options and restricted stock – accelerated vesting (9)	-	771,638	-	-	-
	Vacation pay (10)	24,615	24,615	24,615	-	-
	Total	**$554,866**	**$1,844,194**	**$32,865**	**$8,250**	**$8,250**
Richard L. Smith	Severance (3)	$244,000	$729,560	$-	(2)	(2)
	Cash incentive compensation (4)	244,000	244,000	-	-	-
	Tax gross-up payment	-	-	-	-	-
	Outplacement (6)	12,200	12,200	-	-	-
	401(k) match (7)	-	8,250	8,250	8,250	8,250
	Health and welfare benefits (8)	5,451	5,451	-	-	-
	Stock options and restricted stock – accelerated vesting (9)	-	818,261	-	-	-
	Vacation pay (10)	23,462	23,462	23,462	-	-
	Total	**$529,113**	**$1,841,184**	**$31,712**	**$8,250**	**$8,250**
Andrew L. Gates, III	Severance (3)	$236,000	$705,640	$-	(2)	(2)
	Cash incentive compensation (4)	236,000	236,000	-	-	-
	Tax gross-up payment	-	-	-	-	-
	Outplacement (6)	11,800	11,800	-	-	-
	401(k) match (7)	-	8,250	8,250	8,250	8,250
	Health and welfare benefits (8)	5,451	5,451	-	-	-
	Stock options and restricted stock – accelerated vesting (9)	-	443,723	-	-	-
	Vacation pay (10)	22,692	22,692	22,692	-	-
	Total	**$511,943**	**$1,433,556**	**$30,942**	**$8,250**	**$8,250**

(1) Severance amounts for Messrs. Welch and Beer are calculated by multiplying the sum of each executive's base salary and target bonus by 2.99. Mr. Welch's base salary and target bonus are each $520,000 for 2009; Mr. Beer's base salary and target bonus are each $330,000 for 2009. Mr. Welch's employment agreement requires one-year notice for termination.
(2) We provide life insurance for Mr. Gates that pays $500,000 upon his death. There are no other additional benefits in the event of death or disability other than what is provided under our life and disability benefit plans. Life insurance benefits are 2 ½ times annual salary with a maximum of $200,000 and disability benefits provide for 66 2/3% of salary with a maximum of $10,000 per month.
(3) Severance amounts for Messrs. Wenzel, Smith and Gates are calculated by multiplying each executive's base salary by 1.0 for an Involuntary Termination occurring outside of a Change of Control Period and by 2.99 for an Involuntary Termination occurring during a Change of Control Period. The 2009 base salaries for Messrs. Wenzel, Smith and Gates were $256,000, $244,000 and $236,000, respectively.
(4) These amounts reflect the target bonuses for each executive in 2009 under our Annual Incentive Compensation Plan.
(5) The tax gross-up payments for Messrs. Welch and Beer were calculated using the assumptions referenced in the narrative above the table.
(6) The amounts reported for each executive's outplacement services assume that the maximum amount of 5% of salary was paid.
(7) Each 401(k) match assumes that we provided the executive with 50% of the maximum amount allowable by the Internal Revenue Code for elective deferred contributions, which was $16,500 for 2009.
(8) The amounts reported above represent the portion of employee health insurance premiums covered by us in the amount of $908.49 per month multiplied by 6 months.
(9) The amounts reported above are the combination of the acceleration of both stock options and restricted stock. The stock option portion of this amount is calculated by multiplying the number of shares subject to stock options that are "in-the-money" as of December 31, 2009 (meaning that the stock option exercise price is below the fair market value of a share on the date of exercise) by the difference in the exercise price and the fair market value of a share, which was $18.05 on December 31, 2009. Mr. Beer held 15,000 options with an exercise price of $10.05. The restricted stock portion of the amounts above are calculated by multiplying the number of shares of restricted stock each executive held as of December 31, 2009 by the fair market value of the stock on December 31, 2009, which was $18.05. The number of restricted shares held by each NEO as of December 31, 2009 was as follows:
   - Mr. Welch - 100,000 shares,
   - Mr. Beer - 62,583 shares,
   - Mr. Wenzel - 42,750 shares,
   - Mr. Smith - 45,333 shares, and
   - Mr. Gates - 24,583 shares
(10) The amounts reported above for vacation pay were calculated by using the officer's base salary divided by 52 weeks, multiplied by five weeks.

Employment Agreements, Termination of Employment, Severance and Change-of-Control Plans

Employment Agreements

On May 19, 2005, we entered into an employment agreement, commencing August 1, 2005, with Mr. Kenneth H. Beer. Under the agreement, Mr. Beer received (1) a base salary of $260,000 annually, (2) an award of 20,000 shares of restricted stock whereby one-third of the restrictions lapsed each year over three years, (3) stock options to acquire 30,000 shares of our common stock (vesting 20% per year over five years), and (4) the eligibility to receive additional awards with annual targets of 10,000 shares of restricted stock and stock options for 10,000 shares. The employment agreement does not specifically address severance provisions, but instead provides that Mr. Beer is entitled to receive severance benefits as set forth in our change of control severance plan for officers. The agreement further provided for relocation assistance and/or lodging for a period not to exceed 18 months, and this period of 18 months has now expired. The agreement did not provide for a term.

On January 12, 2006, we entered into an employment agreement with Mr. David H. Welch, which was superseded by an employment agreement dated December 2, 2008 to comply with Section 409A of the Internal Revenue Code. Under the agreement, upon completion of five consecutive years of employment, which occurred on April 1, 2009, Mr. Welch will not be required to forfeit, at the time of retirement, any unvested stock options or any restricted shares, and these options will continue to vest and the restrictions will continue to lapse without his being an employee of the Company. Additionally, upon termination us, other than for cause, or by Mr. Welch for Good Reason in connection with or within 24 months after a Change of Control, Mr. Welch will receive a lump sum cash severance payment equal to 2.99

times the sum of his annual base salary and any target bonus at the 100% level, along with any earned but unpaid salary and a pro rata bonus opportunity up to the date of termination, plus outplacement services of up to 5% of his base salary. To the extent such payments are subject to any tax imposed under Section 4999 of the Internal Revenue Code (the "Excise Tax"), we will pay Mr. Welch an additional amount to offset the Excise Tax. Beginning on December 31, 2008 and on December 31 of each year thereafter, the term of the agreement is automatically extended for one year, such that each December 31 will begin a new three-year term. However, the Board of Directors may give written notice to Mr. Welch that the term of the employment agreement will cease to be so extended, in which event the agreement will terminate on the first anniversary of the date such notice is given.

On June 28, 2007, we entered into an employment agreement, commencing July 23, 2007, with Mr. Richard L. Smith. Under the agreement, Mr. Smith received (1) a base salary of $230,000 annually, (2) an award of 10,000 shares of restricted stock whereby one-third of the restrictions lapsed each year over three years, (3) the eligibility to receive additional awards with annual targets comparable to market data, then ranging from 8,000 to 10,000 restricted shares, (4) $10,000 in moving expenses, (5) a $5,000 monthly allowance for living expenses for 15 months, which period of 15 months has now expired and (6) five weeks of vacation annually. The employment agreement does not specifically address severance provisions, but instead provides that Mr. Smith shall receive severance benefits as set forth our executive change of control and severance plan. The agreement did not provide for a term.

Change of Control and Severance Plans

Our severance and change of control policies are designed to facilitate our ability to attract and retain executives as we compete for talented employees in a marketplace where such protections are commonly offered. The executive severance plan provides benefits to ease an employee's transition due to the unexpected employment termination by us due to ongoing changes in our employment needs. The change of control protection afforded by the plan encourages employees to remain focused on our business in the event of rumored or actual fundamental corporate changes. The compensation committee is responsible for administering these policies and plans.

We have severance plans currently in effect for (1) the NEO's and other officers of the Company, and (2) the employees of our Company. The Executive Plan covers the CEO, CFO and other officers of the Company. That plan was amended and restated in December of 2007 to make changes required by Section 409A of the Internal Revenue Code of 1986, as amended, and the plan was again amended and restated effective as of December 31, 2008. The last amendment and restatement of the Executive Plan replaced and superseded our Executive Change In Control Severance Policy that was maintained for certain designated executives (specifically, Messrs. Welch and Beer). Pursuant to Mr. Welch's employment agreement and/or the Executive Plan, if an officer of the Company (including a NEO) incurs an Involuntary Termination of employment, the officer will receive the following:

- a base salary up to the date of termination;

- in the case of Messrs. Welch and Beer, a lump sum severance payment of 2.99 times the sum of (1) the executive's annual base salary calculated using the higher of the annual salary rate in effect at the time of termination or that in effect on the date of the Change of Control and (2) any target bonus at the one hundred percent level for which the executive is eligible for the fiscal year in which the termination occurs [based on present 2009 salaries and target bonuses, these payments would be $3,109,600 for the CEO, Mr. Welch, and $1,973,400 for the CFO, Mr. Beer];

- a lump sum amount representing a pro rata share of the bonus opportunity up to the date of termination at the then projected year-end rate of payout, in an amount, if any, as determined by the compensation committee in its sole discretion (which amount will be reduced to the extent of any prorated bonus paid to the executive upon a Change of Control as described below);

- in the case of Messrs. Wenzel, Smith and Gates and an Involuntary Termination occurring outside a Change of Control Period, a lump sum severance payment in an amount equal to the executive's annual base salary [based on 2009 present salaries, these payments would be $256,000 for Mr. Wenzel, $244,000 for Mr. Smith, and $236,000 for Mr. Gates];

- in the case of Messrs. Wenzel, Smith and Gates and an Involuntary Termination occurring during a Change of Control Period, a lump sum severance payment in an amount equal to 2.99 times the executive's annual base salary [based on 2009 present salaries, these payments would be $765,440 for Mr. Wenzel, $729,560 for Mr. Smith, and $705,640 for Mr. Gates];

- outplacement services the duration and costs for which are to be determined by the then prevailing practice of the Human Resources Department and, in no event, may exceed a cost to us of 5% of the base annual salary of the executive;

- in the case of Messrs. Welch and Beer, a Gross-Up Payment in an amount sufficient to provide that the net amount retained by the executive will equal the excise tax charged to the executive as a result of the receipt of any change-of-control payments, provided that if it shall be determined that the executive is entitled to a Gross-Up Payment but the total to be paid does not exceed 110% of the greatest amount (the "Reduced Amount") that could be paid to the executive such that the receipt of the total would not give rise to any excise tax, then no Gross-Up Payment shall be made and the total payments to the executive in the aggregate shall be reduced to the Reduced Amount; and

- the continuation of the health benefit coverages for the officer and, where applicable, his eligible dependents for the six-month period following the date of such Involuntary Termination of employment, at a cost to the officer that is equal to the cost for an active employee for similar coverage.

Upon the occurrence of a Change of Control, the Executive Plan provides that the following benefits will automatically be provided to the Company's officers (including our NEOs), without regard to whether the officer's employment with us terminates:

- unexercised in-the-money stock options will be fully vested and cancelled immediately prior to the Change of Control in exchange for cash equal to the product of the number of our shares issuable upon exercise of the respective stock options times the excess, if any, of the per share cash consideration to be determined by the Board in connection with the Change of Control over the aggregate exercise price under such stock options;

- all the remaining vesting restrictions with respect to any of our restricted stock awards issued or issuable pursuant to any of our stock incentive plans expire;

- we will contribute to our 401(k) plan a matching amount for the participants equal to $1.00 for every $2.00 contributed as a 401(k) contribution (other than a 401(k) catch-up contribution) by the participants in the 401(k) plan for the period from January 1 in the calendar year of the Change of Control through the effective date of the Change of Control, less any matching amounts previously contributed to the 401(k) plan for such period, if any, to be credited to the 401(k) plan participants' accounts according to the terms of the 401(k) plan, up to a total maximum matching contribution for an individual participant's account that does not exceed the limit authorized by the Internal Revenue Code for such contribution; and

- we will pay the executive a pro rata share of the bonus opportunity up to the date of the Change of Control at the then projected year-end rate of payout, in an amount, if any, as determined by the compensation committee in its sole discretion.

The Executive Plan may not be amended or terminated to adversely affect the benefits or potential rights to benefits for a period of 12 months following amendment or termination. In the event of a Change of Control during the existence of the Executive Plan, the term of the plan is automatically extended for 24 months following the date of such Change of Control.

The Executive Plan also requires that the executive sign a release within 45 days of an Involuntary Termination in order to receive the applicable payments and benefits for such a termination. The release will state that the compensation committee, the plan's fiduciaries, our company and our parent corporation, subsidiaries, affiliates, stockholders, partners, officers, directors, employees and agents are released from all causes of action of any kind, including all claims or causes of action that may arise out of that executive's termination of employment. The execution of the release and the receipt of the benefits provided under the plan will constitute full settlement of all such claims and causes of action relating to the executive's employment or termination of employment.

Payments Made Upon a Change of Control or Voluntary Termination for Good Reason within a Change of Control Period

The payments to be made to a NEO upon a Change of Control or voluntary termination for Good Reason within a Change of Control Period are set forth immediately above under "Change of Control and Severance Plans."

Payments Made Upon Termination

Regardless of the manner in which a NEO's employment terminates, he is entitled to receive amounts earned during his employment. These amounts include:

- non-equity compensation earned during the fiscal year;
- amounts contributed pursuant to our Deferred Compensation Plan;
- unused vacation pay; and
- amounts accrued and vested through our 401(k) Plan.

Payments Made Upon Retirement

Except for our 401(k) Plan and Deferred Compensation Plan, we do not have any retirement plan or pension plan for any officers or other employees. An employee who retires during the calendar year is entitled to participate in our matching contributions for the 401(k) Plan. We will contribute to the 401(k) Plan a matching amount for the participants equal to $1.00 for every $2.00 contributed as a 401(k) contribution (other than a 401(k) catch-up contribution) by the participants in the 401(k) Plan for the calendar year, less any matching amounts previously contributed to the 401(k) Plan for such period, if any, to be credited to the 401(k) Plan participants' accounts according to the terms of the 401(k) Plan, up to a total maximum matching contribution for an individual participant's account that does not exceed the limit authorized by the Internal Revenue Code for such contribution.

Payments Made Upon Death or Disability

In the event of the death or disability of a NEO, in addition to the benefits listed under the headings "Payments Made Upon Termination" above, the NEO will receive benefits under our disability plan or payments under our life insurance plan, as appropriate. An employee who dies or becomes disabled during the calendar year is entitled to participate in our matching contributions for the 401(k) Plan. We will contribute to the 401(k) Plan a matching amount for the participants equal to $1.00 for every $2.00 contributed as a 401(k) contribution (other than a 401(k) catch-up contribution) by the participants in the 401(k) Plan for the calendar year, less any matching amounts previously contributed to the 401(k) Plan for such period, if any, to be credited to the 401(k) Plan participants' accounts according to the terms of the 401(k) Plan, up to a total maximum matching contribution for an individual participant's account that does not exceed the limit authorized by the Internal Revenue Code for such contribution. There is also a life insurance policy in the face amount of $500,000 that provides payment to the estate of Mr. Gates in the event of his death.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information regarding the shares of our common stock that may be issued under our existing equity compensation plans.

Equity Compensation Plan Information as of December 31, 2009			
Plan category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)**	**Weighted-average exercise price of outstanding options, warrants and rights (b)**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)**
Equity compensation plans approved by security holders	495,283	$39.61	1,383,755
Equity compensation plans not approved by security holders (1)	-	-	-
Total..	495,283	$39.61	1,383,755

(1) No equity compensation plans have been adopted without approval by security holders.

DIRECTOR COMPENSATION

General

The following table discloses the cash, equity awards and other compensation earned, paid or awarded, to each of our directors during 2009. A description of the fees and other awards payable to our directors is set forth below under "Retainers, Fees and Equity Compensation."

DIRECTOR SUMMARY COMPENSATION FOR THE YEAR ENDED DECEMBER 31, 2009				
Name (1)	**Fees Earned or Paid in Cash ($)**	**Stock Awards ($) (2)**	**All Other Compensation ($) (3)**	**Total ($)**
Robert A. Bernhard	$60,250	$37,950	$10,000	$108,200
George R. Christmas	67,500	37,950	2,500	107,950
B.J. Duplantis	68,250	37,950	10,000	116,200
Peter D. Kinnear	41,250	37,950	-	79,200
John P. Laborde	63,750	37,950	-	101,700
Richard A. Pattarozzi	120,250	37,950	9,400	167,600
Donald E. Powell	60,250	37,950	10,000	108,200
Kay G. Priestly	76,750	37,950	-	114,700
David R. Voelker	61,750	37,950	10,000	109,700

(1) David H. Welch is not included in this table as he is an officer and thus receives no compensation for his service as a director. The compensation received by Mr. Welch is shown in the Summary Compensation Table.

(2) The values shown in this column reflect the aggregate grant date fair value of restricted stock awards granted in 2009, computed in accordance with FASB ASC Topic 718. The value ultimately received by the director may or may not be equal to the values reflected above. See Note 12 to our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009 for a complete description of the valuation, including the assumptions used. During 2009, each of Messrs. Bernhard, Christmas, Duplantis,

Kinnear, Laborde, Pattarozzi, Powell and Voelker and Ms. Priestly received a grant of 5,000 shares of restricted stock with forfeiture restrictions lapsing in one year. The number of shares of restricted stock held by our non-employee directors at December 31, 2009 was 6,600 shares for each of Messrs. Bernhard, Christmas, Duplantis, Laborde, Pattarozzi and Voelker and Ms. Priestly, 6,067 shares for Mr. Kinnear and 7,134 shares for Mr. Powell.

(3) The values shown in this column consisted solely of matching charitable contributions of up $10,000 in the aggregate per calendar year per director to qualified charitable organizations. In 2009, the total matching contributions by our company for all directors was $51,900 (Blythedale Children's Hospital, Marine Corps Heritage Foundation, Aquia Episcopal Church, The National World War II Museum, University of Illinois Foundation, The Good Shepherd School, St. Bede Academy, Legacy Donor Foundation, Father Allen Scholarship Fund, Inner City Impact, Texas A&M, Insight of Living, Prison Fellowship and Holy Cross School).

Retainers, Fees and Equity Compensation

Pursuant to our 2009 Amended and Restated Stock Incentive Plan (the "Stock Incentive Plan"), the Board determines in its discretion each year whether restricted shares or stock options are to be awarded to any of our directors who are not officers or employees of our company or any of its subsidiaries ("nonemployee directors"). Historically, awards of stock options or restricted shares to nonemployee directors have been granted effective as of the date of the annual meeting of stockholders each year. In 2009, the Board awarded each nonemployee director 5,000 restricted shares to fully vest in one year. Upon the occurrence of a Corporate Change (as defined in the Stock Incentive Plan) or termination of the nonemployee director's membership on the Board by reason of death or disability, each option will be exercisable in full and forfeiture restrictions on restricted shares will lapse.

Each nonemployee director is also reimbursed for expenses incurred in attending meetings of the Board and committees thereof.

Beginning January 1, 2009, each Nonemployee Director has been paid an annual retainer or stipend of $55,000, paid on a quarterly basis, in lieu of fees based on the number of meetings attended. Additionally, the following individuals receive an additional annual retainer, also paid on a quarterly basis: the non-executive chairman of the board receives $60,000, the audit committee chairperson receives $15,000, the compensation committee chairman receives $10,000, the nominating and governance committee chairman receives $9,000, and the reserves committee chairman receives $5,000. The Board has also reserved the right, in its sole discretion, to provide additional compensation at a rate of not more than $1,500 per additional meeting to nonemployee directors who attend more than five meetings of the Board or more than five meetings of each committee on which he or she serves during a calendar year. The Board did not exercise this right in 2009. The Board has not yet made any changes in director fees for 2010.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures

Pursuant to the Audit Committee Charter, the audit committee adopts policies and procedures governing the review, approval or ratification of transactions with related persons that are reportable under Item 404(a) of Regulation S-K, and reviews for approval or ratification all transactions with related persons reportable under Item 404(a) of Regulation S-K in accordance with such policies and procedures. In accordance with such policies and procedures, each officer and director of the Company must complete a directors and officers questionnaire each year that solicits information concerning transactions with related persons. Additionally, each quarter, the nominating and governance committee asks each director whether any issues have arisen concerning independence, transactions with related persons or conflicts of interest. To the extent that a transaction or a possible transaction with a related person exists, the audit committee determines whether the transaction should be permitted and makes its recommendation to the Board for approval.

The Nominating & Governance Committee Charter provides that the nominating & governance committee periodically reviews all transactions (each, a "Related Person Transaction") that would require disclosure under Item 404(a) of Regulation S-K of the Securities and Exchange Commission and makes a recommendation to the Board regarding the initial authorization or ratification of any such transaction. In the event that the Board considers ratification of a Related Person Transaction and determines not to so ratify, management makes all reasonable efforts to cancel or annul such transaction. All authorized or ratified Related Person Transactions are disclosed in our applicable filings as required by the Securities Act of 1933 and the Securities Exchange Act of 1934 and related rules. In determining whether or not to recommend the initial approval or ratification of a Related Person Transaction, the nominating & governance committee considers all of the relevant facts and circumstances available to the committee, including (if applicable) but not limited to: (1) whether there is an appropriate business justification for the transaction; (2) the benefits that accrue to the Company as a result of the transaction; (3) the terms available to unrelated third parties entering into similar transactions; (4) the impact of the transaction on a director's independence (in the event the Related Person is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer); (5) the availability of other sources for comparable products or services; (6) whether it is a single transaction or a series of ongoing, related transactions; and (7) whether entering into the transaction would be consistent with the Company's Code of Business Conduct and Ethics.

Related Party Transactions

There are no Related Party Transactions to report.

AUDIT COMMITTEE REPORT

The audit committee's principal functions are to (1) annually review and reassess the adequacy of its charter; (2) review the engagement of an independent registered public accounting firm, including the firm's qualifications and independence; (3) review with management and the independent registered public accounting firm our annual and quarterly financial statements; (4) review with management our major financial risk exposures; (5) review changes to our significant auditing and accounting principles and practices; (6) consult with the independent registered public accounting firm regarding the firm's internal quality-control procedures and the procedures for our financial reporting processes; (7) review the significant reports prepared by the internal auditor; and (8) assist the Board in monitoring compliance with legal and regulatory requirements.

The Board has determined that each of the members of the audit committee satisfy the standards of independence established under the SEC's rules and regulations and listing standards of the NYSE. The Board has further determined that each of the members of the audit committee is financially literate and is an "audit committee financial expert" as defined by the rules and regulations of the SEC.

In connection with our consolidated financial statements for the year ended December 31, 2009, the audit committee has:

- reviewed and discussed the audited consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 with management;
- approved the appointment of Ernst & Young LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2010;
- discussed with our independent registered public accounting firm, Ernst & Young LLP, the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and
- received the written disclosures and the letter from Ernst & Young LLP as required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and discussed with Ernst & Young LLP its independence from the Company and its management.

Based on the review and discussions with our management and independent registered public accounting firm, as set forth above, the audit committee recommended to our Board that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 for filing with the SEC.

Audit Committee,

Kay G. Priestly - Chairman
Robert A. Bernhard
Peter D. Kinnear
Donald E. Powell
David R. Voelker

ITEM II:
RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pursuant to the recommendation of the audit committee, the Board appointed Ernst & Young LLP, independent registered public accounting firm, to audit our consolidated financial statements for the year ending December 31, 2010. The Board recommends that stockholders vote for the ratification of this appointment. Notwithstanding the selection, the Board, in its discretion, may direct the appointment of a new independent registered public accounting firm at any time during the year if the Board believes that the change would be in the best interests of the Company and its stockholders. If the stockholders vote against ratification, the Board will reconsider its selection.

Ernst & Young LLP has served as our independent registered public accounting firm and audited our consolidated financial statements beginning with the fiscal year ended December 31, 2002. The engagement of Ernst & Young LLP has been recommended by the audit committee and approved by the Board annually.

We are advised that no member of Ernst & Young LLP has any direct or material indirect financial interest in the Company or, during the past three years, has had any connection with the Company in the capacity of promoter, underwriter, voting trustee, director, officer or employee.

Set forth below are the aggregate fees billed by Ernst & Young LLP, the independent registered public accounting firm, for each of the last two fiscal years:

	2009	2008
Audit Fees(1)	$607,590	$647,806
Tax Fees(2)	68,100	126,810
Total	$675,690	$774,616

(1) Audit Fees represent the aggregate fees billed for professional services provided in connection with the audit of the Company's financial statements, attestation work in connection with our Sarbanes-Oxley Section 404 internal control compliance, review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.

(2) Tax Fees represent the aggregate fees billed for professional services provided in connection with tax return preparation and tax consulting.

Our audit committee does not believe that these services have impacted Ernst & Young LLP's independence. The audit committee has the sole authority to appoint or replace the independent registered public accounting firm (subject, if applicable, to shareholder ratification), and approves all audit engagement fees and terms and all significant non-audit engagements with the independent registered public accounting firm. The audit committee has established policies and procedures regarding pre-approval of all services provided by the independent registered public accounting firm. At the beginning of the fiscal year, the audit committee pre-approves the engagement of the independent registered public accounting firm to provide audit services based on fee estimates. The audit committee also pre-approves proposed audit-related services, tax services and other permissible services, based on specified project and service details, fee estimates, and aggregate fee limits for each service category. The audit committee pre-approved all services provided by the independent registered public accounting firm in 2009. The audit committee receives a report at each meeting on the status of services provided or to be provided by the independent registered public accounting firm and the related fees.

Ratification of this appointment shall be effective upon receiving the affirmative vote of the holders of a majority of the votes of the shares of common stock cast on this Item at the Annual Meeting. In the event the appointment is not ratified, the Board will consider the appointment of a different independent registered public accounting firm.

A representative of Ernst & Young LLP is expected to be present at the Annual Meeting and will be offered the opportunity to make a statement if such representative desires to do so and will be available to respond to appropriate questions from stockholders.

THE BOARD RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" ITEM II TO RATIFY THE SELECTION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

OTHER MATTERS FOR 2010 ANNUAL MEETING

The Board does not know of any other matters that are to be presented for action at the Annual Meeting. However, if any other matters properly come before the Annual Meeting or any adjournment(s) or postponement(s) thereof, it is intended that the enclosed proxy will be voted in accordance with the judgment of the proxy holders.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

If any stockholder or third party has a complaint or concern regarding accounting, internal accounting controls or auditing matters at the Company, they should send their complaint in writing to Ms. Priestly, the chairperson of the audit committee at our principal executive offices. If any stockholder or third party has a concern about the Company or otherwise wishes to communicate with the Board, they should send their communication in writing to the Chairman at our principal executive offices. If any stockholder or any other interested party wishes to communicate with a non-management or independent director or with the Presiding Director, the stockholder or interested party should send the communication in writing to Mr. Pattarozzi, the non-executive Chairman of the Board and Presiding Director, at our principal executive offices.

A stockholder, who wishes to communicate directly with the Board, a committee of the Board or with an individual director, should send the communication to:

Board of Directors or committee name or
Director's name, as appropriate
Stone Energy Corporation
625 E. Kaliste Saloom Road
Lafayette, Louisiana 70508

We will forward all stockholder correspondence about the Company directly to the committee or individual director, as appropriate.

A majority of the independent directors approved our process for collecting and organizing stockholder communications to the Board.

STOCKHOLDER PROPOSALS FOR 2011 ANNUAL MEETING

Any stockholder who wishes to submit a proposal for inclusion in the proxy material and for presentation at our 2011 Annual Meeting of Stockholders may do so by following the procedures set forth in Rule 14a-8 under the Securities Exchange Act of 1934. In accordance with Rule 14a-8, stockholder proposals should be received by our Secretary at Stone Energy Corporation, 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508, not later than December 10, 2010.

In addition to the requirements of Rule 14a-8, and as more specifically provided in the Company's Bylaws, in order for nominations of persons for election to the Board or a proposal of any other business to be properly brought before the 2011 Annual Meeting of Stockholders whether or not submitted for inclusion in our proxy statement under the applicable SEC rules, it must be submitted in accordance with our Bylaws and must be received at our principal executive offices no earlier than January 21, 2011 and not later than February 20, 2011. Any such proposal must be an appropriate subject for stockholder action under applicable law and must comply with Article II, Section 13 of our Bylaws and must be submitted in writing and mailed to our Secretary at the address shown above. Detailed information for submitting stockholder proposals is available upon written request to our Secretary at the address listed above.

Please see "Corporate Governance – Consideration of Director Nominees" for additional information regarding the submission of director nominees by stockholders.

HOUSEHOLDING

The SEC's proxy rules permit companies and intermediaries, such as brokers and banks, to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement to those stockholders. This method of delivery, often referred to as "householding," helps to reduce the amount of duplicate information that stockholders receive and lowers printing and mailing costs for companies.

We are householding proxy materials for stockholders of record in connection with the Annual Meeting unless otherwise notified. We have been notified that certain intermediaries may household proxy materials as well. If you hold your shares of common stock through a broker or bank that has determined to household proxy materials:

- Only one proxy statement and one Annual Report to Stockholders will be delivered to multiple stockholders sharing an address unless you notify your broker or bank to the contrary; and
- We will promptly deliver you a separate copy of the proxy statement and Annual Report to Stockholders for the 2010 Annual Meeting and for future meetings if you so request by calling us at (337) 237-0410 or by writing to our Secretary at Stone Energy Corporation, 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508 or you can contact your bank or broker to make a similar request.

Please contact us or your bank or broker directly if you have questions or wish to revoke your decision to household and thereby receive multiple copies. You should also contact us or your bank or broker if you wish to request delivery of a single copy if you are currently receiving multiple copies. These options are available to you at any time.

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

**We encourage you to take advantage of Internet or telephone voting.
Both are available 24 hours a day, 7 days a week.**

Internet and telephone voting is available through 11:59 PM Eastern Time the day prior to the shareholder meeting date.

STONE ENERGY CORPORATION

INTERNET
http://www.proxyvoting.com/sgy
Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site.

OR

TELEPHONE
1-866-540-5760
Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.

To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

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▼ **FOLD AND DETACH HERE** ▼

The Board of Directors recommends stockholders vote FOR each of the nominees for director and FOR ratification of appointment of the independent registered public accounting firm.

Please mark your votes as indicated in this example [X]

	FOR ALL	WITHHOLD FOR ALL	*EXCEPTIONS
Item I. ELECTION OF DIRECTORS	☐	☐	☐

Nominees:

01 Robert A. Bernhard
02 George R. Christmas
03 B.J. Duplantis
04 Peter D. Kinnear
05 John P. Laborde
06 Richard A. Pattarozzi
07 Donald E. Powell
08 Kay G. Priestly
09 David R. Voelker
10 David H. Welch

(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the "Exceptions" box above and strike through that nominee's name.)

	FOR	AGAINST	ABSTAIN
Item II. RATIFICATION OF APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ERNST & YOUNG LLP	☐	☐	☐

I PLAN TO ATTEND THE MEETING ☐
If you check the box to the right, an admission card will be sent to you.

All as more particularly described in the accompanying Proxy Statement relating to such meeting, receipt of which is hereby acknowledged.

Mark Here for Address Change or Comments **SEE REVERSE** ☐

Signature ____________________ **Signature** ____________________ **Date** __________

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

You can now access your Stone Energy Corporation account online.

Access your Stone Energy Corporation account online via Investor ServiceDirect® (ISD).

BNY Mellon Shareowner Services, the transfer agent for Stone Energy Corporation, now makes it easy and convenient to get current information on your shareholder account.

- View account status
- View certificate history
- View book-entry information
- View payment history for dividends
- Make address changes
- Obtain a duplicate 1099 tax form

Visit us on the web at http://www.bnymellon.com/shareowner/isd
For Technical Assistance Call 1-877-978-7778 between 9am-7pm
Monday-Friday Eastern Time

Investor ServiceDirect®
Available 24 hours per day, 7 days per week
TOLL FREE NUMBER: 1-800-370-1163

Choose **MLink**℠ for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to **Investor ServiceDirect®** at www.bnymellon.com/shareowner/isd where step-by-step instructions will prompt you through enrollment.

The Notice of Annual Meeting of Stockholders, the Proxy Statement for the 2010 Annual Meeting of Stockholders, the 2009 Annual Report to Stockholders and the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 of Stone Energy Corporation are available at http://bnymellon.mobular.net/bnymellon/sgy

▼ FOLD AND DETACH HERE ▼

STONE ENERGY CORPORATION

PROXY FOR THE ANNUAL MEETING OF STOCKHOLDERS
MAY 21, 2010
THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF STONE ENERGY CORPORATION

The undersigned stockholder of Stone Energy Corporation, a Delaware corporation, hereby acknowledges receipt of the Notice of Annual Meeting of Stockholders and Proxy Statement and hereby appoints Richard A. Pattarozzi, David H. Welch and B. J. Duplantis, and each of them, attorneys and proxies for the undersigned, with full power of substitution, to vote all shares of Stone Energy Corporation common stock that the undersigned may be entitled to vote at the Annual Meeting of Stockholders of Stone Energy Corporation, on May 21, 2010 at 10:00 a.m., Central Time, in New Orleans, Louisiana, or at any adjournment or postponement thereof, upon the matters set forth below and described in the accompanying Proxy Statement and upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

Please vote, date and sign this proxy card on the reverse side and return promptly in the enclosed envelope or submit your proxy by following the telephone or Internet voting instructions provided on the reverse side.

This proxy will be voted as directed or, if no contrary direction is indicated, will be voted FOR Items I and II, and as the proxies deem appropriate on such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The undersigned hereby revokes all proxies previously given by the undersigned to vote at the Annual Meeting or any adjournment or postponement thereof.

Address Change/Comments (Mark the corresponding box on the reverse side)

BNY MELLON SHAREOWNER SERVICES
P.O. BOX 3550
SOUTH HACKENSACK, NJ 07606-9250

(Continued and to be marked, dated and signed, on the other side)

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